As filed with the Securities and Exchange Commission on March 16, 2012

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-11

FOR REGISTRATION

UNDER

THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

Ginkgo Residential Trust Inc.

(Exact name of registrant as specified in its governing instruments)

301 S. College Street, Suite 3850

Charlotte, North Carolina 28202

(704) 944-0100

(Address, including Zip Code, and Telephone Number, including Area Code,

of Registrant’s Principal Executive Offices)

Philip S. Payne

Chief Executive Officer

Ginkgo Residential Trust Inc.

301 S. College Street, Suite 3850

Charlotte, North Carolina 28202

(704) 944-0100

(Name, Address, including Zip Code, and Telephone Number,

including Area Code, of Agent for Service)

Copies to:

Jeffrey M. Sullivan, Esq. Hunton & Williams LLP 421 Fayetteville Street, Suite 1400 Raleigh, North Carolina 27601 Tel: (919) 899-3094 Fax: (919) 899-3284	Andrew S. Epstein, Esq. Audrey S. Leigh, Esq. Clifford Chance US LLP 31 West 52nd Street New York, New York 10019 Tel: (212) 878-8000 Fax: (212) 878-8375

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, par value $0.01 per share	$250,000,000	$28,650

(1)	Estimated solely for the purpose of determining the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended. Includes additional shares of common stock that the underwriters have the option to purchase. See “Underwriting.”

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, nor is it a solicitation of an offer to buy these securities, in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated March 16, 2012

PROSPECTUS

                 Shares of Common Stock

Ginkgo Residential Trust Inc. is a newly formed, self-administered and self-managed real estate investment trust (“REIT”) focused on acquiring, renovating, repositioning and managing mid-market apartment communities in the southern United States. We were formed to continue the business of BNP Residential Properties, Inc. (“BNP”). From October 1994 until February 2007, when it was sold to a private investor, BNP was a publicly traded (AMEX:BNP) REIT that acquired, renovated, repositioned and managed a portfolio of mid-market apartment communities located in the southern United States. Through this offering, we are reintroducing BNP’s executive management team, business strategy and a substantial portion of its apartment portfolio to the public markets. We are led by Philip S. Payne, our Chairman, Chief Executive Officer and President, and D. Scott Wilkerson, our Chief Operating Officer, who each held similar positions with BNP.

This is our initial public offering. We are selling                  shares of our common stock. Prior to this offering, there has been no public market for our common stock. We expect the public offering price for our common stock to be between $         and $         per share. We intend to apply to list our common stock on the New York Stock Exchange under the symbol “GNKO.”

We intend to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2012. To assist us in qualifying as a REIT, stockholders are generally restricted from owning more than 9.8% in value or in number of shares, whichever is more restrictive, of our outstanding shares of any class or series of our shares of capital stock. Our charter contains additional restrictions on the ownership and transfer of shares of our common stock. See “Description of Securities—Restrictions on Ownership and Transfer.”

Investing in our common stock involves risks. See the “Risk Factors” section beginning on page 19 of this prospectus for a description of the various risks you should consider in evaluating an investment in our shares of common stock.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

The underwriters also may purchase up to an additional                  shares from us, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of our common stock to purchasers on or about                     , 2012.

Baird

                    , 2012

Marina Waterfront, Cornelius, North Carolina Hamptons at Southpark, Charlotte, North Carolina Paces Commons, Charlotte, North Carolina	Bridges at Wind River, Durham, North Carolina Paces Watch, Charleston, South Carolina Bridges at Mallard Creek, Charlotte, North Carolina

You should rely only on the information contained in this prospectus or any free writing prospectus prepared by us. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any free writing prospectus prepared by us is accurate only as of their respective dates or on the date or dates which are specified in those documents. Our business, financial condition, results of operations and prospects may have changed since those dates. We will update this prospectus as required by law.

MARKET AND INDUSTRY DATA AND FORECASTS

We use market data and industry forecasts and projections throughout this prospectus, and in particular in the sections entitled “Prospectus Summary,” “Industry Overview and Market Opportunity” and “Business.” Unless otherwise indicated, such market data and industry forecasts and projections were obtained or derived from market information provided by Rosen Consulting Group (“RCG”), a nationally recognized real estate consulting firm. Such information is included in this prospectus in reliance on RCG’s authority as an expert on such matters. See “Experts.” In addition, we have obtained certain market and industry data from publicly available industry publications. We believe that the information has been obtained from sources deemed to be reliable, but the accuracy and completeness of the information are not guaranteed. The forecasts and

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projections are based on industry surveys and the preparers’ experience in the industry, and there is no assurance that any of the projected amounts will be achieved. We believe that the surveys and market research others have performed are reliable, but we have not independently verified this information. Any forecasts prepared by RCG are based on data (including third-party data), models and experience of various professionals, and are based on various assumptions, all of which are subject to change without notice.

In this prospectus:

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“our company,” “the company,” “we,” “us” and “our” refer to Ginkgo Residential Trust Inc., a Maryland corporation, and its consolidated subsidiaries after giving effect to the formation transactions described elsewhere in this prospectus, except where it is clear from the context that the term only means the issuer of the shares of common stock in this offering, Ginkgo Residential Trust Inc., or Ginkgo Residential Trust Inc. and its consolidated subsidiaries before giving effect to the formation transactions;

¡	“BBR” means Babcock & Brown Residential Holdings LLC, a Delaware limited liability company;

¡	“BNP” means BNP Residential Properties, Inc., which was acquired by BBR in February 2007;

¡	“excluded properties” means eight properties of the former BNP portfolio, comprising 2,624 units, that will not be contributed as part of our formation transactions and will be retained by BBR;

¡	“Ginkgo Predecessor” is our predecessor for accounting purposes and consists of the management company and the subsidiaries of BBR that will be contributed to us in our formation transactions;

¡	“our operating partnership” means Ginkgo Residential Operating Partnership LP, a Delaware limited partnership, the subsidiary through which we will conduct substantially all of our business;

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“our predecessor business” means BNP and, as the context requires, the management company, and includes the entities and properties to be contributed to us pursuant to our formation transactions described elsewhere in this prospectus;

¡	“our properties” means the 24 properties of the former BNP portfolio to be acquired by us pursuant to our formation transactions; and

¡	“the management company” means Ginkgo Residential LLC, a North Carolina limited liability company.

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PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus. You should read carefully the entire prospectus, including “Risk Factors,” our financial statements, pro forma financial information, and related notes appearing elsewhere in this prospectus, before making a decision to invest in our common stock.

Unless indicated otherwise, the information included in this prospectus assumes that (a) the shares of common stock to be sold in this offering are sold at $         per share, the midpoint of the price range set forth on the cover page of this prospectus, (b) the underwriters’ option to purchase up to additional                  shares of our common stock to cover overallotments, if any, is not exercised, and (c) unless the context requires otherwise, the formation transactions have been completed.

The historical operations described in this prospectus refer to the historical operations of Ginkgo Residential Trust Inc. and our predecessor business. We have generally described the business operations in this prospectus as if the historical operations of our predecessor business were conducted by us.

Overview

Ginkgo Residential Trust Inc. is a newly formed, self-administered and self-managed REIT focused on acquiring, renovating, repositioning and managing mid-market apartment communities in the southern United States. We were formed to continue the business of BNP Residential Properties, Inc. From October 1994 until February 2007, when it was sold to a private investor, BNP was a publicly traded REIT (AMEX:BNP) that acquired, renovated, repositioned and managed a portfolio of mid-market apartment communities located in the southern United States. Through this offering, we are reintroducing BNP’s executive management team, business strategy and a substantial portion of its apartment portfolio to the public markets. We are led by Philip S. Payne, our Chairman, Chief Executive Officer and President, and D. Scott Wilkerson, our Chief Operating Officer, who each held similar positions with BNP.

Following completion of our formation transactions (as described below under “—Our Formation Transactions”) and this offering, our strategy will be to continue and grow the multifamily residential real estate business begun by BNP. We expect to initially own a portfolio of 24 apartment communities in North Carolina, South Carolina and Virginia, containing a total of 5,768 apartment units. Our portfolio consists of mid-market multifamily housing properties that offer well-maintained and spacious apartments with attractive amenities. For the year ended December 31, 2011, the economic occupancy rate for this portfolio was 94.1%, and the average monthly revenue per occupied unit was $850. Economic occupancy for a particular period is defined as total market rent for that same period, net of vacancy expense for that period, as a percentage of the total market rent.

Our focus is on mid-market apartment communities in the southern United States in areas where we believe there are above average economic growth prospects and an expanding job base and where we can establish a significant presence. Our strategy is to continue to focus exclusively on the mid-market, moderately priced apartment sector. We will seek to create long-term value by operating in markets that we believe are underserved and where existing public REITs and large institutional investors are not currently focused. We believe the trend among institutional investors and the public multifamily REITs toward increasing their exposure to select coastal and gateway markets has created a significant opportunity to apply economies of scale, experienced management and meaningful cost of capital advantages to strategies focused on acquisition and operating environments in which competitors are more likely to be fragmented, less capitalized and operationally less sophisticated.

Our residents are primarily “residents by necessity”—typically families or individuals that need to live in apartments because they cannot afford to move into a single family home until they accumulate sufficient wealth for a down payment or do not otherwise qualify for financing to purchase a home. Beginning in 2007, the housing market in the United States experienced a variety of difficulties and changed economic conditions, which caused many families and individuals to reconsider home ownership. Accordingly, while not our core demographic, our residents also include “residents by choice”—

typically families or individuals that live in apartments because of this shift in attitude related to home ownership and the value proposition that apartment communities present, including affordable rental rates, flexibility and mobility. Our renter pool typically includes recent graduates, young professionals, retirees, law enforcement officers, nurses, office workers, graduate students, teachers, firefighters and other first responders, skilled trades people and small business owners, along with other workers who provide essential services to the communities in which they live, all unified by their need for well-located, high-quality, moderately-priced housing. Our target renter population has substantial overlap with, but is not limited to, the “workforce housing” market, which consists of households with incomes ranging between 60% and 120% of the area median income in the respective market. Workforce housing can be distinguished from low-income housing or “affordable housing” in that there is no government assistance provided to the developer, owner or tenants to subsidize development, operation or rents, and the apartments can be rented at market rental rates without any regulatory constraint or limitation. In addition, we believe our properties also tend to be maintained and operated to a higher standard of quality than low-income or affordable housing.

We believe mid-market apartment communities offer attractive long-term risk-adjusted returns for our stockholders. We also believe that the need for moderately priced mid-market housing has been increasing for more than a decade, and today’s economic challenges are further fueling that need. We believe the current economic realities have made home ownership a less attractive and less viable alternative to renting, which has increased the size of our renter pool. While there are many providers of both luxury and affordable housing, there are few large-scale, well-capitalized providers of market rate housing for the mid-market renter and we view this segment as underserved.

Our goal is to own and grow a portfolio of apartment communities that offer, among other things, the following:

¡	close proximity to shopping, job corridors and health care providers;

¡	well-maintained apartment units;

¡	attractive on-site amenities;

¡	total occupancy cost that represents a value in relation to apartment communities in the same geographic area;

¡	apartment units with above average square footage compared to other apartment units in the same market; and

¡	a sense of community.

Our History

BNP, our predecessor business, was formed and completed its initial public offering in 1987. From 1987 to 1994, BNP focused on the quick service restaurant sector. In October 1994, under the direction of our executive management team, BNP reorganized and began to focus on owning and managing multifamily residential properties. From 1994 until 2007, BNP acquired ownership interests in 35 apartment communities comprised of 8,938 apartment units in North Carolina, South Carolina and Virginia. In early 2006, BNP’s management team determined that the multifamily market was nearing a cyclical peak. Apartment values in general had appreciated to levels that management believed were neither warranted by operating fundamentals nor by the outlook for future operations and that such values were unsustainable. Given this view, management concluded that it was in the best interest of BNP’s stockholders to seek to capture these valuations by exploring strategic alternatives, including selling the company and all of its assets. In August 2006, BNP entered into a merger agreement whereby affiliates of BBR agreed to acquire BNP and all of its operations for an all cash price of $24.00 per share of common stock, which represented a 39% premium to BNP’s closing price of $17.24 per share on the American Stock Exchange (“AMEX”) on August 30, 2006, the last trading date prior to the announcement of the merger. The sale to BBR closed on February 28, 2007. Since the closing of the merger in 2007, our management team has continued to operate and manage the portfolio of BNP’s properties acquired by BBR, the majority of which will be contributed to us upon completion of our formation transactions and this offering.

From January 1, 1997 (the year in which multifamily properties first represented a majority of BNP’s assets) to December 31, 2006 (BNP’s last full fiscal year prior to the closing of the merger with BBR), BNP produced a total return of approximately 403%, assuming that $100 was invested in BNP common stock starting on January 2, 1997 (the first day of trading in 1997) and that all dividends were reinvested on ex-dividend dates. This return outperformed both the Morgan Stanley REIT Index (“RMS”), which represents the total return of publicly traded REITs, and the Standard & Poor’s 500 Index (“S&P 500”), which returned approximately 291% and 126%, respectively, over the same period. The information about BNP’s historical performance is a reflection of the past performance of BNP and is not a guarantee or prediction of our future returns. See “Business—Our History.”

Market Overview

Sector overview

We expect the overall multifamily housing market to benefit from a multi-year period of favorable operating fundamentals. Many of the key factors which typically drive apartment demand, including favorable supply and demand dynamics, demographic trends like new household formation, stricter mortgage underwriting standards and population growth are all trending in positive directions for the industry and we expect that to remain so for the foreseeable future.

Limited Near-Term Supply of New Multifamily Units Expected.  According to RCG and the U.S. Census, approximately 198,000 multifamily permits were issued in 2011, down 40.9% from the ten-year average of 335,000 and down 56.5% from the ten-year high of 455,000 in 2005. In addition, according to RCG and the U.S. Census, approximately 178,000 multifamily properties were started in 2011, down 34.5% from the ten-year average of 272,000 and down 49.4% from the ten-year high of 352,000 in 2005, and an estimated 150,000 multifamily properties were completed in 2011, down 27.6% from the ten-year high of 207,000 in 2002.

Demographic Trends Among Echo Boomers Favor Multifamily Operators.  According to the U.S. Census Bureau, there are currently approximately 89 million echo boomers (those born after 1977 and before 1997) in the United States. In 2010, echo boomers surpassed baby boomers (those born after 1946 and before 1965) to become America’s largest generation and currently account for one-quarter of America’s population. This segment of the population has a high propensity to rent and typically drives household formations and demand for apartments.

Expected Decrease in the Number of Shared Households.  In 2011, the number of young adults living with parents was at an all-time high according to RCG, with 31.0% of 18 to 34 year-olds, or 22 million, living with their parents relative to the historical average of approximately 27.9%. As the broader economy improves and anxiety about job prospects subsides, we expect these shared households to begin to decouple, increasing household formations and expanding the overall available renter pool.

Continued Immigration into the United States is Favorable for Apartment Demand.  Immigrants to the United States have historically been significant contributors to overall demand for rental apartments. According to RCG, the rental rate among immigrants was 43.6% in 2010 compared to 22.8% for native-born American citizens. By 2025, according to the Pew Research Center, 15% of the U.S. population will have been born outside the United States, relative to 12% in 2005, adding significantly to the overall rental pool. According to RCG, immigration into the United States will account for approximately 32.6% of total population growth during that period.

Increased Underwriting Standards for Home Ownership.  The ease with which prospective homeowners can obtain financing has decreased significantly since 2008, increasing the amount of money required for a down payment and placing applicants under greater scrutiny from lenders. While there have been certain positive indicators in the housing market, financing remains a challenge. According to the Office of the Comptroller of the Currency, 40% of banks surveyed tightened their lending standards in 2011 over the previous year, versus 8% who reported easing lending standards.

Changing Attitudes Toward Home Ownership.  We believe a shift in attitude related to home ownership has occurred and a broader trend towards “renting by choice” has taken hold among sectors of the population who have the option to become homeowners but choose to remain renters.

Competitive Landscape

Our strategy focuses on acquiring, renovating, repositioning and managing high quality, moderately priced mid-market apartment communities in the southern United States. We strive to offer a well located mid-market property that is well maintained and managed, at a price point below newer properties with similar amenities. We focus on a renter pool that places a high importance on housing features such as proximity to employment centers, amenities and relative value proposition in regard to monthly rent and interior space/square footage. All of our properties are in the southern United States and according to RCG it is the fastest growing region of the country in terms of absolute population growth and it has a large number of middle income jobs and renters that fit our mid-market renter profile. We will focus exclusively on the underserved mid-market, moderately priced apartment sector in the southern United States and will seek to create long-term value by operating in markets where the existing public REITs and larger institutional investors are not currently focused.

Mid-Market Renters

We define mid-market renters as primarily the group of renter households that rent by necessity. “Residents by necessity” are typically families or individuals that need to live in apartments because they cannot afford to move into a single family home because they have not accumulated sufficient wealth for a down payment or otherwise qualify for financing to purchase a home. Mid-market renters may also include “residents by choice”—families or individuals that live in apartments because of a shift in attitude related to home ownership and the value proposition that apartment communities present, including affordable rental rates, flexibility and mobility. Our renter pool typically includes recent graduates, young professionals, retirees, law enforcement officers, nurses, office workers, graduate students, teachers, firefighters and other first responders, skilled trades people and small business owners, along with other workers who provide essential services to the communities in which they live, all unified by their need for well-located, high-quality, moderately-priced housing.

Geographic Focus

Our operations are focused in the southern United States, with our current portfolio comprised of properties in North Carolina, South Carolina and Virginia. Our management team has a track record of originating and executing successful acquisitions across the southern region, and we intend to seek external growth opportunities both in the states where we currently own property and in other southern states where we are not currently property owners. We view these regions and markets as underserved from a mid-market product standpoint, and with various identifiable barriers to entry and substantial well-educated populations, we believe they share many of the same characteristics as select gateway or coastal markets with more opportunities to add value for our stockholders.

Competitive Strengths

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Experienced Management Team with Proven Track Record and Market Knowledge.  Our executive management team is led by Mr. Payne, our Chairman, Chief Executive Officer and President, and Mr. Wilkerson, our Chief Operating Officer, who have worked together for more than 20 years and each of whom has more than 25 years of multifamily residential and real estate experience, including previous public REIT experience and expertise in multifamily property acquisitions, renovations, financings, asset management, property management, and leasing. During their tenure at BNP, our management team supervised the acquisition or development and operation of more than 10,000 multifamily units, including all of the properties in our portfolio. Through this experience, our management team has developed in-depth market knowledge and an extensive network of long-standing relationships with real estate owners, developers, brokers, national and regional lenders and other market participants in our target markets, which we believe will provide us access to an ongoing pipeline of attractive acquisition and investment opportunities in and near our target markets. In addition, we have developed a fully integrated multifamily real estate platform scaled for significant growth with minimal incremental overhead. With more than 400 employees, including professionals experienced in every aspect of multifamily development, renovation, management and operation, as well as the operation and sale of a public company, we believe we are well positioned to expand our operations and create attractive risk-adjusted returns for our stockholders.

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Strategic Focus on Mid-Market Apartment Communities in Markets with Little Institutional Competition.  For more than 20 years, our management team has focused on mid-market multifamily housing in the southern United States. We believe this focus presents a favorable opportunity, as compared to luxury or affordable housing in gateway or coastal markets. While institutional competitors overlap with both the low and high end of our target renter population, we believe there are relatively few institutional providers focused on mid-market housing as a core strategy and no public REITs that currently focus exclusively on moderately priced mid-market apartments in the southern United States. Our main competitors are local real estate investors who often do not have the same access to debt and equity capital as we will have as a public REIT.

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Stable Portfolio of High Quality Properties.  All of our apartment communities were part of the portfolio owned by BNP, and our management team has been managing these properties since they were acquired by BNP. The performance of our properties tends to be relatively stable. For example, during the most recent recession, our total revenue per apartment unit declined 5.9% from a peak of $814 in the third quarter of 2008 to a trough of $766 in the first quarter of 2010. In addition, the economic occupancy rate for each of the last five years was as follows: 95.5% for the year ended December 31, 2007, 93.8% for the year ended December 31, 2008, 92.8% for the year ended December 31, 2009, 94.3% for the year ended December 31, 2010 and 94.1% for the year ended December 31, 2011.

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Balance Sheet Positioned for Growth.  As of December 31, 2011, on a pro forma basis after giving effect to our formation transactions and this offering and the use of the net proceeds therefrom, we expect to have total consolidated indebtedness of approximately $359 million and approximately $         million of cash on hand, resulting in a pro forma net debt to total enterprise value ratio (total debt, less cash and cash equivalents, divided by the sum of our total debt, less cash and cash equivalents, and the market value of our outstanding shares of common stock) of approximately     % and a pro forma net debt to annualized earnings before interest, tax, depreciation and amortization (“EBITDA”) ratio of approximately                 %, which we believe will provide us with significant incremental financing capacity to fund growth opportunities.

Our Strategies

Our principal investment objectives are to provide our stockholders with current income, to increase the cash flow and value of our portfolio of properties and increase the value of shares of our common stock. To accomplish these goals, we will focus on the following strategies.

Internal Growth Strategy

Our goal is to maximize our return on investment in each apartment community by maximizing rental revenues and income through careful attention to both rental rates and occupancy levels while reducing or controlling operating expenses. We (i) seek higher net rental revenues by physically enhancing and maintaining the competitiveness of our communities and (ii) manage expenses through our system of detailed management reporting and accountability in order to achieve increases in operating cash flow. We have adopted several programs and policies to achieve these ends.

Rent Optimization Program.  In an attempt to achieve the optimal balance between rental rates and occupancy, we utilize a sophisticated revenue management product designed to maximize rental revenue. Using this software, we adjust rates for available units daily in response to local market conditions and manage resident turnover in peak rental demand months.

Value-Add Initiatives.  Over time we intend to continue to evaluate and make selected improvements to our apartment communities, always with the goal of making the properties more attractive to our target residents. We also emphasize improving the energy efficiency of such apartment communities in a way that improves operating returns, marketability and economic value. By continuously evaluating our apartment communities for potential improvements that increase marketability, reduce utility costs, increase rents or reduce operating costs, we intend to expand the potential pool of residents and avoid competitive obsolescence.

Programs to Control Expenses.  We also implement programs to control expenses. We believe that these programs lower operating costs over the life of the communities, increase the long-term value of the communities and contribute to maintaining the market position of our communities.

External Growth Strategy

We intend to continue to expand our portfolio of mid-market apartment communities throughout the southern United States, primarily through the disciplined acquisition of existing properties followed by light to substantial renovation/repositioning. While our management team has the experience and capacity to construct new properties, because rent levels required to justify new construction are generally out of the reach of a significant portion of mid-market renters, we believe that the current economic environment provides an attractive opportunity to acquire existing apartment communities and then make the necessary repairs and selected improvements to maximize the performance of the community. We expect to pursue an aggressive acquisition program utilizing a substantial portion of the net proceeds from this offering within the first 12 months following the completion of our formation transactions and this offering. We have identified a pipeline of approximately $270 million of potential acquisition opportunities that we believe meet our acquisition criteria and would enhance our portfolio. We can make no assurance that we will acquire any particular property, or if we do, what the terms or timing of any such acquisition will be. We expect that we will finance future acquisitions of apartment communities by issuing common units of our operating partnership or with loans, and through the use of funds from offerings of our common stock, preferred stock or debt.

Target Mid-Market Apartment Communities.  Our investment strategy is to continue to target and acquire mid-market multifamily properties in the southern United States in markets exhibiting economic growth and an expanding job base where we can establish a significant presence within the market. We believe apartment communities in these types of markets will offer attractive long-term investment returns for our stockholders. Based on our experience, we typically do not face significant competition from other institutional multifamily real estate buyers for acquisitions in our target markets, as these buyers tend to focus on luxury properties in select gateway or coastal markets outside of the southern United States.

Renovation Projects.  In most cases, we will acquire an apartment community only where its operating history indicates that it will contribute immediately to our cash flow and there is a strong likelihood that its cash flow will increase. However, in some cases, upon the acquisition of an apartment community, we may seek to substantially improve both operating results and the value of the apartment community through renovation which may include new roofs, new exterior siding, exterior painting, clubhouse renovation, interior refurbishment and energy efficiency enhancements. We believe that such renovations have permitted us to increase rental rates and improve occupancy rates at our properties after we have completed such improvements. Our executive management team has an established track record of acquiring high-quality but underperforming properties and applying a disciplined capital program to their renovation and repositioning as institutional grade apartments suitable for the full spectrum of our target renter population.

Umbrella Partnership REIT (“UPREIT”) Structure.  Starting in 1997 (the year in which BNP reorganized as an UPREIT), our predecessor business acquired 17 apartment communities consisting of 3,948 apartment units, or approximately 44% of BNP’s portfolio prior to the time of the merger with BBR, by issuing common units to the sellers of the apartment communities. Through our UPREIT structure, we will have the ability to continue to acquire apartment communities by issuing common units of our operating partnership in tax-deferred exchanges with owners of such properties.

Joint Venture Opportunities.  In addition, one of our growth strategies will be to seek to co-invest with partners in joint venture opportunities to the extent we believe that a joint venture will enable us to obtain a higher return on our investment through management and other fees, which leverage our skills in acquiring, renovating, redeveloping and managing multifamily investments. In addition, we believe the joint venture investment strategy can provide a platform for new acquisitions that would provide more capital diversification and lower investment risk for us.

Property Management Strategy

As of the date of this prospectus, in addition to our portfolio of 24 apartment communities, all of which are managed by us, we provide management services to 40 apartment communities, containing a total of 9,676 apartment units, which we refer to herein as the managed properties. We believe our proactive asset management and property management programs—along with diligent attention to resident needs—significantly enhance occupancy levels, rental rates and, accordingly, the value of the communities under our management. Senior management and property operations personnel develop a specific business plan for each community under management. These plans include individualized marketing, maintenance, and capital improvement and investment programs designed to maximize the performance and value of each community. Senior management, and property operations personnel at each of our apartment communities, then continuously monitor the operations of each community and look for opportunities to make focused upgrades and improvements with a goal to maximize our return on invested capital. Our experience is that maintaining a consistently high level of customer satisfaction leads to greater demand for our apartment units, higher occupancy and rental rates, reduced turnover and increased long-term profitability. Accordingly, providing appropriate training for our personnel, personalizing relations with our residents and quickly responding to residents’ needs are integral components of our property management.

Financing Strategy

Although we have no stated policy, we intend to use moderate leverage with a targeted leverage level of 50% or less of our total assets. However, the amount of leverage on a particular asset may exceed this targeted portfolio leverage level. We expect to have approximately $359 million of total indebtedness outstanding upon completion of our formation transactions and this offering and the use of the net proceeds therefrom and approximately $         million of cash. As of December 31, 2011, on a pro forma basis, our indebtedness had a weighted average debt maturity of approximately 5.4 years and a weighted average interest rate of 5.7% per annum, and consisted entirely of fixed rate debt. Our overall leverage will depend on our investments and the cost of leverage. Our charter does not restrict the amount of leverage that we may use.

Our Properties

Upon completion of our formation transactions and this offering, we will own a portfolio of 24 apartment communities in North Carolina, South Carolina and Virginia, containing a total of 5,768 apartment units. For the year ended December 31, 2011, the economic occupancy rate for this portfolio was 94.1%, and the average monthly revenue per occupied unit was $850.

As of December 31, 2011, the markets with the highest concentrations of our apartment communities were Charlotte, North Carolina, the Greensboro/Winston-Salem area of North Carolina and the Raleigh/Durham area of North Carolina. The following table illustrates our presence in each of our principal markets and other markets as of December 31, 2011.

Metropolitan Area	Number of Properties	Number of Units	Economic Occupancy Rate for the Year Ended December 31, 2011(1)	Total Revenue for the Year Ended December 31, 2011(2)	Average Monthly Revenue per Occupied Unit for the Year Ended December 31, 2011(3)	Percentage of Total Revenue for the Year Ended December 31, 2011
Charlotte, NC	8	1,832	94.9%	$17,817,418	$854	32%
Greensboro/Winston-Salem, NC	6	1,116	93.9%	10,050,214	799	18%
Raleigh/Durham, NC	5	1,408	93.7%	12,699,232	802	23%
Other Markets	5	1,412	93.6%	14,893,017	939	27%

Total/Weighted Average	24	5,768	94.1%	$55,459,881	$850	100%

(1)	Economic occupancy for a particular period is defined as total market rent for that same period, net of vacancy expense for that period, as a percentage of the total market rent.

(2)	Total revenue excludes any gain or loss attributable to disposals of property, plant and equipment or casualties that may be included under generally accepted accounting principles in the United States (“GAAP”).

(3)	Average monthly revenue per occupied unit represents total revenue, divided by the product of the number of apartment units and economic occupancy, divided by the number of months in the applicable period.

Our apartment communities are generally wood-framed, two- and three- story buildings, with exterior entrances, individually metered gas and electric service, submetered water service, and individual heating and cooling systems. The apartment units in our 24 properties consist of 39% one-bedroom units, 53% two-bedroom units and 8% three-bedroom units. The units average 999 square feet in area and are well-equipped with modern appliances and other conveniences. Our communities generally include swimming pools, tennis courts and clubrooms, and most have exercise facilities. As of December 31, 2011, the average age of our apartment communities was approximately 22 years.

As of December 31, 2011, our total investment, on a historical cost basis, in our 24 apartment communities was approximately $532 million (excluding impairment charges), and the net carrying value of our 24 apartment communities was approximately $441 million (an average of $18.4 million per property).

Summary Risk Factors

An investment in our shares of common stock involves various risks, and prospective investors are urged to carefully consider the matters discussed under “Risk Factors” prior to making an investment in our shares of common stock. Such risks include, but are not limited to:

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Risks associated with the ownership of real property, or changes in economic, demographic or real estate market conditions, may adversely affect our financial condition, results of operations, cash flows, the market price of our common stock, and our ability to pay distributions to our stockholders.

¡	All of our apartment communities are located in North Carolina, South Carolina and Virginia, which makes us more susceptible to adverse developments in those markets.

¡	We depend on key personnel, and the loss of their full service could adversely affect us.

¡	We depend on residents for revenue, and vacancies, resident defaults or lease terminations may adversely affect our operations and cause the value of your investment to decline.

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The average age of our apartment communities is approximately 22 years and if we are not able to cost effectively maximize the life of our properties we may incur greater than anticipated capital expenditure costs, which may adversely affect our ability to pay distributions to our stockholders.

¡	Our growth will depend upon future acquisitions of properties, and we may be unable to consummate acquisitions on advantageous terms or acquisitions may not perform as we expect.

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Certain of our executive officers are subject to a joint venture arrangement with an institutional investor, and, while we are negotiating a waiver with the institutional investor, we may be required until December 28, 2012 to offer to the joint venture each opportunity we have to acquire, invest or otherwise participate in multifamily properties, which may prevent us from timely acquiring desirable properties or timely investing the proceeds of this offering and will increase the conflicts of interest faced by those executive officers.

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Our property management agreements may be terminated on 30 days’ notice or upon the occurrence of various events such as a sale of the property (including foreclosure) or lender-imposed receivership, and, as a result, our property management revenue could be substantially reduced over a brief period.

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A change in United States government policy with regard to Federal National Mortgage Association (“Fannie Mae”) or the Federal Home Loan Mortgage Corporation (“Freddie Mac”) could impact our financial condition.

¡	The value we ascribed to the properties to be acquired by us in the formation transactions may exceed the aggregate fair market value of such properties.

¡	We have fiduciary duties as the sole general partner of our operating partnership which may result in conflicts of interest in representing your interests as stockholders of our company.

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Our charter and bylaws, the amended and restated partnership agreement of our operating partnership and Maryland law contain provisions that may delay, defer or prevent a change of control transaction.

¡	Our board of directors may change our policies without stockholder approval.

¡	The prior performance of our predecessor business may not be indicative of our future performance.

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Our ability to pay our estimated initial annual distribution depends upon our actual operating results, and, in adverse scenarios, we may have to borrow funds to pay this distribution, which could slow our growth.

¡	The timing and amount of our cash distributions, if any, may fluctuate over time, and a portion of our distributions to investors in this offering may represent a return of capital.

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Payments on our debt will reduce cash available for distribution, including cash available to pay distributions to our stockholders, and may expose us to the risk of default under our debt obligations.

¡	Future financing arrangements may contain restrictive covenants relating to our operations, which could limit our ability to make distributions to our stockholders.

¡	Our failure to qualify and remain qualified as a REIT would result in higher taxes and reduced cash available for distribution to our stockholders.

¡	If you invest in this offering, you will experience immediate and substantial dilution.

Our Formation Transactions and Structure

We were formed as a Maryland corporation on March 7, 2012 to acquire a substantial portion of the assets and operations of, and to continue, our predecessor business, BNP Residential Properties, Inc. We formed our operating partnership as a Delaware limited partnership on March 12, 2012. This offering is effectively the reintroduction of the executive management team and business strategy of our predecessor business and a substantial portion of its apartment portfolio to the public markets.

Following the completion of our formation transactions and this offering, substantially all of our assets will be held by, and our operations conducted through, our operating partnership, of which we act as sole general partner. We will contribute the net proceeds of this offering to our operating partnership in exchange for common units of our operating partnership. Our interest in our operating partnership will entitle us to share in cash distributions from, and in the profits and losses of, our operating partnership in proportion to our percentage ownership. As sole general partner of our operating partnership, we will have the exclusive power under the partnership agreement to manage and conduct the operating partnership’s business. Our board of directors will manage the affairs of our company by directing the affairs of our operating partnership.

Formation Transactions

Concurrently with the closing of this offering, we will engage in the following formation transactions, which are designed to consolidate the ownership of our properties and the management company under our operating partnership and its subsidiaries, effect this offering and enable us to qualify as a REIT for U.S. federal income tax purposes commencing with our short taxable year ending December 31, 2012:

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We will acquire 100% of the ownership interests in the limited liability companies that own fee simple or other interests in our 24 properties in exchange for                  shares of common stock and an amount of cash equal to the value of                  shares of common stock, based on the initial public offering price for this offering (approximately $         million, based on the mid-point of the price range set forth on the front cover of this prospectus). If the actual initial public offering price is greater than the mid-point, the cash will be proportionately greater. Conversely, if the actual initial public offering price is less than the mid-point, the cash will be proportionately less.

¡	Our operating partnership will acquire 100% of the ownership interests in the management company for no cash or equity consideration.

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We will indirectly assume and become responsible for approximately $359 million in principal amount of mortgage debt, based on December 31, 2011 balances (together with all related accrued and unpaid interest), secured by our properties that will remain outstanding and will not be retired with the proceeds of this offering.

¡	We expect to repay approximately $ million in principal amount of outstanding mortgage indebtedness, encumbering certain of our properties, based on December 31, 2011 balances.

¡	We will enter into employment agreements with Messrs. Payne, Wilkerson, and Rohm and Ms. Bruno and will enter into indemnification agreements with them and our independent directors.

¡	We will issue shares of restricted common stock to our executive officers, independent directors and certain employees pursuant to our 2012 Equity Incentive Plan.

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We will enter into an agreement with BBR and certain of its affiliates pursuant to which we will continue to manage eight properties of the former BNP portfolio, comprising 2,624 units, that will not be contributed as part of the formation transactions and will be retained by BBR, until the earlier of              or such time as the properties are sold or otherwise disposed and will be granted a right of first refusal to acquire each of these excluded properties.

¡	We will enter into a registration rights agreement with BBR and certain of its affiliates in respect of the shares of our common stock they will receive for contributing our 24 properties to us.

Our Structure

The chart below reflects our organization immediately following completion of this offering and our formation transactions.

(1)	Initial limited partner interest is held through Ginkgo Residential LP LLC, which is a wholly-owned subsidiary of Ginkgo Residential Trust Inc. General partner interest is held by Ginkgo Residential Trust Inc.

(2)	We and the management company intend to elect to treat the management company, which operates our asset and property management business, as a taxable REIT subsidiary (“TRS”).

Conflicts of Interest

We are party to contribution agreements for the acquisition of the entities owning the interest in our properties and of the management company as part of our formation transactions. Certain affiliates of our contributors serve either as our directors or members of our executive management team or both. Under the contribution agreements with our contributors, including certain affiliates of our directors and executive officers, we may be entitled to indemnification and damages in the event of breaches of representations, warranties or covenants made by them with respect to the entities to be acquired by us. In addition, members of our executive management team will enter into employment agreements that will include non-competition covenants in which they will agree, among other things, not to engage in certain business activities in competition with us.

These agreements, including any consideration payable by us thereunder, were not negotiated at arm’s length, and the terms of these agreements may not be as favorable to us, and our ability to seek indemnification or damages from our contributors may be more limited than if they were so negotiated. To the extent that any breach, dispute or ambiguity arises with respect to any of these agreements, we may choose not to enforce, or to enforce less vigorously, our rights under these agreements due to our ongoing relationships with the members of our executive management team.

In the course of structuring our formation transactions, affiliates of our contributors, including members of our executive management team and representatives of BBR, exercised significant influence on the type and level of consideration and benefits they and the other members of our executive management team will receive from us. We have not obtained third-party property appraisals of the properties to be contributed to us in our formation transactions or fairness opinions in connection with our formation transactions. As a result, the consideration received by our contributors for these properties and other assets in our formation transactions may exceed their fair market value.

Following completion of our formation transactions and this offering, an entity affiliated with Messrs. Payne, Wilkerson and Rohm will retain minority ownership of interests in two joint ventures that own multifamily residential properties consisting of an aggregate of 356 apartment units located in Durham, North Carolina and Winston Salem, North Carolina that are currently managed by the management company. If additional properties are acquired by either of the joint ventures, the conflict of interest faced by certain of our executive officers will increase. We expect that, upon completion of our formation transactions and this offering, we will continue to manage the properties until such time as the joint ventures are dissolved and liquidated and the properties sold or otherwise disposed. See “Certain Relationships and Related Transactions—Conflicts of Interest.”

We will adopt policies that will be designed to eliminate or minimize certain potential conflicts of interest. In addition, in the event that a conflict of interest exists between the interests of our stockholders, on the one hand, and the interests of the limited partners of our operating partnership, on the other, we will endeavor in good faith to resolve the conflict in a manner not adverse to either our stockholders or the limited partners; provided, however, that for so long as we own a controlling interest in our operating partnership, we have agreed to resolve any conflict that cannot be resolved in a manner not adverse to either our stockholders or the limited partners in favor of our stockholders. See “Policies with Respect to Certain Activities—Conflict of Interest Policies” and “Our Operating Partnership and the Partnership Agreement.” In addition, upon completion of our formation transactions and this offering, our board of directors will consist of a majority of independent directors, as required by the listing standards of the New York Stock Exchange (“NYSE”). Transactions between us and our directors and other entities in which our directors have a material financial interest are subject to certain provisions of Maryland law that address such transactions. We cannot assure you that these policies and protections always will be successful in eliminating the influence of such conflicts. If they are not successful, decisions could be made that might not fully reflect the interests of all of our stockholders. See “Policies with Respect to Certain Activities—Conflict of Interest Policies.”

Our Tax Status

We intend to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes commencing with our short taxable year ending December 31, 2012. Our qualification as a REIT will depend upon our ability to meet, on a continuing basis, through actual investment and operating results, various complex requirements under the Internal Revenue Code of 1986, as amended (the “Code”) relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels and the diversity of ownership of our capital stock. We believe that we will be organized in conformity with the requirements for qualification as a REIT under the Code and that our intended manner of operation will enable us to meet the requirements for qualification and taxation as a REIT for U.S. federal income tax purposes commencing with our short taxable year ending December 31, 2012. In addition, we and the management company intend to elect to treat the management company, which operates our asset and property management business, as a TRS.

As a REIT, we generally will not be subject to U.S. federal income tax on our net taxable income that we distribute currently to our stockholders. Under the Code, REITs are subject to numerous organizational and operational requirements, including a requirement that they distribute each year at least 90% of their REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gains. If we fail to qualify for taxation as a REIT in any taxable year and do not qualify for certain statutory relief provisions, our income for that year will be taxed at regular corporate rates, and we would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. Even if we qualify as a REIT for U.S. federal income tax purposes, we may still be subject to state and local taxes on our income and assets and to federal income and excise taxes on our undistributed income. Additionally, any income earned by our management company, and any other TRS we form in the future, will be fully subject to federal, state, and local corporate income tax.

Distribution Policy

We intend to pay cash distributions to holders of our shares of common stock. We intend to pay a pro rata distribution with respect to the period commencing on the completion of this offering and ending on                 , 2012 based on a distribution payment of $         per share for a full quarter. On an annualized basis, this would equal $         per share, or an annual distribution rate of approximately     %, based on the midpoint of the price range set forth on the cover page of this prospectus. Dividends and other distributions made by us will be authorized by our board of directors and declared by us out of funds legally available therefor and will be dependent upon a number of factors, including restrictions under applicable law and the distribution requirements for our qualification as a REIT for U.S. federal income tax purposes. See “Distribution Policy.” We do not intend to reduce the expected distribution per share if the underwriters’ overallotment option is exercised.

Restrictions on Ownership and Transfer of Stock

Due to limitations on the concentration of ownership of REIT stock imposed by the Code, effective upon the completion of this offering and subject to certain exceptions, our charter will provide that no “person,” as defined in our charter, may beneficially or constructively own, more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our capital stock. See “Description of Securities—Restrictions on Ownership and Transfer.”

Our charter will also prohibit any person from, among other matters:

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beneficially owning or transferring shares of our capital stock if such ownership or transfer would result in our being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a year) or otherwise cause us to fail to qualify as a REIT, effective upon the completion of this offering;

¡	transferring shares of our capital stock if such transfer would result in our capital stock being owned by less than 100 persons;

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beneficially or constructively owning shares of our capital stock to the extent such beneficial or constructive ownership would cause us to constructively own 10% or more of the ownership interests in a tenant (other than a TRS) of our real property within the meaning of Section 856(d)(2)(B) of the Code; or

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beneficially or constructively owning or transferring shares of our capital stock if such beneficial or constructive ownership or transfer would otherwise cause us to fail to qualify as a REIT under the Code.

Our board of directors may, in its sole discretion, exempt (prospectively or retroactively) a person from the 9.8% ownership limit and other restrictions in our charter and may establish or increase an excepted holder percentage limit for such person if our board of directors obtains such representations, covenants and undertakings as it deems appropriate in order to conclude that granting the exemption and/or establishing or increasing the excepted holder percentage limit will not cause us to lose our qualification as a REIT.

Our charter will also provide that any ownership or purported transfer of our stock in violation of the foregoing restrictions will result in the shares owned or transferred in such violation being automatically transferred to one or more charitable trusts for the benefit of a charitable beneficiary and the purported owner or transferee acquiring no rights in such shares, except that any transfer that results in the violation of the restriction relating to shares of our capital stock being beneficially owned by fewer than 100 persons will be void ab initio. If the transfer to the trust is ineffective for any reason to prevent a violation of the restriction, the transfer that would have resulted in such violation will be void ab initio.

Lock-Up Arrangements

We and our executive officers and directors and BBR and certain of its affiliates have agreed with the underwriters of this offering, subject to certain exceptions, not to sell or otherwise transfer or encumber any shares of common stock or securities convertible or exchangeable into shares of common stock (including any common units) owned by them at the completion of this offering or thereafter acquired by them for a period of 180 days after the completion of this offering, without the prior written consent of Robert W. Baird & Co. Incorporated. See “Underwriting.”

Registration Rights

In connection with our formation transactions and this offering, we intend to enter into a registration rights agreement with the various entities that will receive shares of common stock in our formation transactions. Under the registration rights agreement, subject to certain limitations, not earlier than 12 months and not later than the last day of the first full calendar month following the one year anniversary of the closing of this offering, we will file a shelf registration statement with the SEC, and thereafter use our commercially reasonable efforts to have the registration statement declared effective, covering the continuous resale of the shares of common stock issued in our formation transactions. We will also agree to provide rights to holders of the shares of common stock to demand additional registration statement filings. We will agree to pay substantially all of the expenses relating to a registration of such securities.

Corporate Information

Our principal executive offices are located at 301 S. College Street, Suite 3850, Charlotte, North Carolina 28202. Our telephone number is (704) 944-0100. Our website is www.GinkgoRes.com. The information found on, or otherwise accessible through, our website is not incorporated into, and does not form a part of, this prospectus or any other report or document we file with or furnish to the SEC.

THE OFFERING

Common stock offered by us(1)	shares of common stock

Common stock to be outstanding after completion of our formation transactions and this offering(1)(2)(3)	shares of common stock

Use of proceeds(4)	We estimate that the net proceeds we will receive from the sale of shares of our common stock in this offering will be approximately $ million (or approximately $ million if the underwriters exercise their overallotment option in full), in each case after deducting underwriting discounts of $ million (or approximately $ million if the underwriters exercise their overallotment option in full) and estimated organizational and offering expenses of approximately $ million payable by us. We will contribute the net proceeds we receive from this offering to our operating partnership in exchange for common units of our operating partnership.

We expect our operating partnership will use the net proceeds as follows:

¡	approximately $ in cash to make a payment to affiliates of BBR in consideration for the sale of a portion of their interests in our properties in connection with our formation transactions;

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approximately $         million (including principal, related accrued interest and prepayment penalties) to repay mortgage debt secured by certain of the properties we will acquire in our formation transactions;

¡	approximately $ million to pay expenses associated with our formation transactions;

¡	approximately $ million to fund future acquisitions and for general corporate purposes.

If the underwriters exercise their overallotment option in full, we expect to use the additional $ million of net proceeds to fund future acquisitions and for general corporate purposes. See “Use of Proceeds.”

Proposed NYSE symbol	“GNKO”

(1)	Assumes the underwriters’ overallotment option to purchase up to an additional shares of common stock is not exercised.

(2)	Does not include shares of our common stock reserved for future issuance under our 2012 Equity Incentive Plan. Includes shares of restricted common stock to be issued under our 2012 Equity Incentive Plan to our executive officers, independent directors and certain employees upon consummation of this offering. See “Management—2012 Equity Incentive Plan” for additional information.

(3)	Includes shares of common stock issued to BBR or its affiliates pursuant to a contribution agreement in connection with our formation transactions.

(4)	The debt repayments described above are estimated based on principal outstanding, related accrued interest outstanding and prepayment penalties as of December 31, 2011.

Ownership and transfer restrictions	Our charter, subject to certain exceptions, prohibits any person from beneficially or constructively owning more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our capital stock. See “Description of Securities—Restrictions on Ownership and Transfer.”

Risk factors	Investing in our common stock involves a high degree of risk. You should carefully read and consider the information set forth under “Risk Factors” and all other information in this prospectus before making a decision to invest in our common stock.

SUMMARY FINANCIAL INFORMATION

The following table sets forth selected financial and operating data on (1) a pro forma basis for our company and (2) a combined historical basis for Ginkgo Predecessor. On a pro forma basis we will own 24 properties consisting of properties currently owned by Ginkgo Predecessor. Ginkgo Predecessor is part of our predecessor business and consists of the management company and the subsidiaries of BBR that will be contributed to us in our formation transactions. Ginkgo Predecessor’s combined historical financial information includes:

¡	the real estate operations for the 24 subsidiaries of BBR that are being contributed to us in our formation transactions; and

¡	assets and liabilities of the management company, including its asset and property management operations, that are being contributed to us in our formation transactions.

In the summary financial and operating data, we have not presented historical financial information for Ginkgo Residential Trust Inc. because we have not had any corporate activity since our formation other than the issuance of shares of common stock in connection with the initial capitalization of our company, and because we believe that a discussion of the results of Ginkgo Residential Trust Inc. would not be meaningful.

You should read the following summary financial and operating data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operation,” our unaudited pro forma consolidated financial statements and related notes and the historical combined financial statements and related notes of Ginkgo Predecessor, all of which were prepared by our management team.

The unaudited pro forma condensed consolidated balance sheet data is presented as if this offering and our formation transactions had occurred on December 31, 2011, and the unaudited pro forma statement of operations and other data for the year ended December 31, 2011 is presented as if this offering and our formation transactions had occurred on January 1, 2011. The pro forma financial information is not necessarily indicative of what our actual financial condition would have been as of December 31, 2011 or what our actual results of operations would have been assuming this offering and our formation transactions had been completed as of January 1, 2011, nor does it purport to represent our future financial position or results of operations.

The summary historical combined balance sheet information as of December 31, 2011 and 2010, and the historical combined statement of operations data for the years ended December 31, 2011, 2010, and 2009, have been derived from the combined financial statements of Ginkgo Predecessor, which were audited by Grant Thornton LLP, independent registered public accountants, and are included elsewhere in this prospectus. The summary historical cost balance sheet information as of December 31, 2009 has been derived from the unaudited combined financial statements of Ginkgo Predecessor, which are not included in this prospectus.

	Year Ended December 31,
	Company Pro Forma		Ginkgo Predecessor Historical Combined
	2011		2011	2010	2009
	(Unaudited)		(Audited)	(Audited)	(Audited)
			(in thousands)
Statement of Operations Data:
Revenues:
Rental revenue			$55,460	$54,140	$54,167
Fee revenue			4,725	5,072	4,575
Expense reimbursements			1,872	2,108	2,455
Interest and other income			9	6	41

Total revenues			62,067	61,326	61,238

Expenses:
Property operations			22,594	22,308	20,945
General and administrative			9,367	8,976	8,715
Interest			22,879	22,932	22,978
Depreciation and amortization			19,156	18,857	18,458

Total expenses			73,996	73,073	71,096

Loss before impairment, casualty gains			(11,929)	(11,748)	(9,858)
Provision for impairment			—	(1,925)	(3,475)
Gain (loss) on casualty settlements			104	—	—

Net loss			$(11,825)	$(13,673)	$(13,333)

Net loss per share attributable to the company

Cash Flow Data:
Net cash provided by operating activities			$8,367	$6,453	$6,644
Net cash used in investing activities			(3,767)	(3,746)	(1,936)
Net cash used by (used in) financing activities			(1,293)	626	(2,909)

	(Unaudited	)	(Audited )	(Audited )	(Unaudited )
Balance Sheet Data (End of Period):
Assets:
Apartment properties			$526,613	$523,921	$522,763
Less accumulated depreciation			(86,087)	(67,812)	(49,593)

Real estate assets, net			440,526	456,109	473,170
Other assets, net			16,265	12,508	10,634

Total assets			$456,791	$468,617	$483,804

Liabilities and equity
Mortgages payable			406,476	407,446	408,265
Other liabilities, net			7,663	6,371	5,188
Equity			42,652	54,800	70,351

Total liabilities and equity			$456,791	$468,617	$483,804

Other Data (Unaudited):
FFO(1)			$7,092	$7,005	$8,503
AFFO(1)			4,777	4,177	6,946
EBITDA(1)			30,201	28,110	28,097
Adjusted EBITDA(1)			30,097	30,035	31,572

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more detailed explanations of funds from operations (“FFO”), adjusted funds from operations (“AFFO”), EBITDA and adjusted EBITDA (“Adjusted EBITDA”), and reconciliations of FFO, AFFO, EBITDA and Adjusted EBITDA to net income computed in accordance with GAAP.

RISK FACTORS

An investment in our common stock involves risks. In addition to other information in this prospectus, you should carefully consider the following risks before investing in our common stock offered by this prospectus. The occurrence of any of the following risks could materially and adversely affect our business, prospects, financial condition, results of operations and our ability to make cash distributions to our stockholders, which could cause you to lose all or a significant portion of your investment in our common stock. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Our Business and Operations

Our investments are concentrated in the multifamily residential property sector, and our business would be adversely affected by an economic downturn in that sector.

Our strategy focuses primarily on the acquisition and ownership of apartment communities throughout the southern United States. As a result, we are subject to risks inherent in investments in a single industry, and a decrease in the demand for apartment communities would likely have a greater adverse effect on our rental revenues than if we owned a more diversified real estate portfolio. Resident demand at apartment communities has been and could continue to be adversely affected by the downturn in the U.S. economy and the related reduction in spending, reduced home prices and high unemployment, together with the price volatility, dislocations and liquidity disruptions in the financial and credit markets, as well as the rate of household formation or population growth in our markets, changes in interest rates or changes in supply of, or demand for, similar or competing multifamily properties in an area. If the economic recovery slows or stalls, these conditions could persist and we could continue to experience downward pressure on occupancy and market rents at our apartment communities, which could cause a decrease in our rental revenue. Any such decrease could impair our ability to make distributions to our stockholders.

Adverse economic conditions will negatively affect our returns and profitability.

Our operating results may be affected by market and economic challenges, including the current global economic credit environment, which may result from a continued or exacerbated general economic slow down experienced by the nation as a whole or by the local economies where our properties may be located, or by the real estate industry, including the following:

¡	poor economic conditions may result in tenant defaults under leases;

¡	our residents’ inability or unwillingness to pay increased rents may result in increased resident vacancies;

¡	job transfers and layoffs may cause resident vacancies at our apartment communities to increase;

¡	re-leasing may require concessions or reduced rental rates under the new leases due to reduced demand;

¡	adverse capital and credit market conditions may restrict our operating activities;

¡	constricted access to credit may result in the inability of potential buyers to acquire properties held for sale; and

¡	changes in supply of or demand for apartment units in an area.

Also, to the extent we purchase real estate in an unstable market, we are subject to the risk that if the real estate market ceases to attract the same level of capital investment in the future that it attracts at the time of our purchases, or the number of companies seeking to acquire properties decreases, the value of our investments may not appreciate or may decrease significantly below the amount we pay for these investments. The length and severity of any economic slow down or downturn cannot be predicted. Our operations could be negatively affected to the extent that an economic slow down or downturn is prolonged or becomes more severe.

Inflation or deflation may adversely affect our financial condition and results of operations.

Increased inflation could have an adverse impact on our general and administrative expenses, as these costs could increase at a rate higher than our rental revenue. In addition, if we incur variable rate debt in the future, inflation could have a negative impact on our mortgage and debt interest. Conversely, deflation could lead to downward pressure on rents and other sources of income.

Dislocations in the credit markets and real estate markets could have a material adverse effect on our results of operations, financial condition and ability to pay distributions to you.

Domestic and international financial markets have experienced significant dislocations brought about in large part by failures in the U.S. banking system. These dislocations have impacted the availability of credit. If the credit markets continue to be constrained, our ability to borrow monies to finance the purchase of, or other activities related to, real estate assets will be negatively impacted. If we are unable to borrow monies on terms and conditions that we find acceptable, we likely will have to reduce the number of properties we can purchase, and the return on the properties we do purchase may be lower. Also, if the values of our properties decline we may be unable to refinance all of our debt as it matures. As of December 31, 2011, on a pro forma basis after giving effect to our formation transactions and this offering and the use of the net proceeds therefrom, we had approximately $359 million in aggregate outstanding amount of mortgages with maturity dates ranging from 2014 to 2017. All of these events would have a material adverse effect on our results of operations, financial condition and ability to pay distributions.

All of our properties are located in North Carolina, South Carolina and Virginia, which makes us more susceptible to adverse economic developments in those markets.

In addition to general, regional, national and international economic conditions, our operating performance is impacted by the economic conditions of the specific markets in which we have concentrations of properties. Because our properties are located in only three states, adverse economic developments in those states could adversely impact the operations of our properties and, therefore our profitability. The concentration of properties in a limited number of markets may expose us to risks of adverse economic developments which are greater than the risks of owning properties in more markets.

We depend on residents for revenue, and vacancies, resident defaults or lease terminations may adversely affect our operations and cause the value of your investment to decline.

The success of our investments depends upon the occupancy levels, rental income and operating expenses of our apartment communities and our company. The revenues of our portfolio may be adversely affected by the general or local economic climate, local real estate considerations (such as oversupply of or reduced demand for apartment units), the perception by prospective residents of the safety, convenience and attractiveness of the areas in which our apartment communities are located (including the quality of local schools and other amenities) and increased operating costs (including real estate taxes and utilities).

The economic downturn resulted in a trend of increasing vacancy rates in apartment rental markets. Although we believe this trend has stabilized, vacancy rates may increase in the future and we may be unable to lease vacant units or renew expiring leases on attractive terms, or at all, and we may be required to offer reduced rental rates or other concessions to residents. Our revenues may be lower as a result of lower occupancy rates, increased turnover, reduced rental rates, increased economic concessions and potential increases in uncollectible rent. In addition, we will continue to incur expenses, including maintenance costs, insurance costs and property taxes, even though a property maintains a high vacancy rate. Our financial performance will suffer if our revenues decrease or our costs increase as a result of this trend.

The underlying value of our properties and our ability to make distributions to you will depend upon our ability to lease our available apartment units and the ability of our residents to generate enough income to pay their rents in a timely manner. Our residents’ inability to pay rents may be impacted by employment and other constraints on their personal finances, including debts, purchases and other factors. Upon a resident default, we will attempt to remove the resident from the premises and re-lease the unit as promptly as possible. Our ability and the time required to evict a resident, however, will depend on applicable law. Substantially all of the leases for our properties are short-term leases (generally, one year or less in duration). As a result, our rental income and our cash flow are impacted by declines in market conditions more quickly than if our leases were for longer terms.

A change in United States government policy with regard to Fannie Mae and Freddie Mac could impact our financial condition.

On February 11, 2011, the Obama Administration released a report to Congress which included options, among others, to gradually shrink and eventually shut down Fannie Mae and Freddie Mac. We do not know when or if Fannie Mae or Freddie Mac will restrict their support of lending to the multifamily industry or to us in particular. Upon completion of this offering and the application of the net proceeds as described in this prospectus, we will not have any outstanding debt provided by or credit-enhanced by Fannie Mae or Freddie Mac. However, we may in the future obtain financing from Fannie Mae and Freddie Mac. While the report to Congress recognized the critically important role that Fannie Mae and Freddie Mac play in the housing finance market and committed to ensuring they have sufficient capital to perform under any guarantees issued now or in the future and the ability to meet any of their debt obligations, should they be unable to meet their obligations it could have a material adverse affect on both us and the multifamily industry, and we would need to seek alternative sources of funding.

As of December 31, 2011, the average age of our apartment communities was approximately 22 years, and if we are not able to cost effectively maximize the life of our properties we may incur greater than anticipated capital expenditure costs, which may adversely affect our ability to make distributions to our stockholders.

As of December 31, 2011, the average age of our apartment communities was approximately 22 years. Older properties may carry certain risks including unanticipated repair costs associated with older properties, increased maintenance costs as older properties continue to age, and cost overruns due to the need for special materials and/or fixtures specific to older properties. Although we take a proactive approach to property preservation, utilizing a preventative maintenance plan, and selective improvements that mitigate the cost impact of maintaining exterior building features and aging building components, if we are not able to cost-effectively maximize the life of our properties, we may incur greater than anticipated capital expenditure costs which may adversely affect our ability to make distributions to our stockholders.

As a newly formed REIT, we have no operating history and may not be able to operate our business successfully or implement our business strategies as described in this prospectus.

We were organized on March 7, 2012, and will commence operations upon completion of our formation transactions and this offering. We are subject to all the risks and uncertainties associated with any new business, including the risk that we will not achieve our investment objectives and that the value of your investment could decline substantially. There can be no assurance that we will be able to generate sufficient operating cash flows to pay our operating expenses and make distributions to our stockholders.

We depend on key personnel and the loss of their full service could adversely affect us.

Our success depends to a significant degree upon the continued contributions of certain key personnel including, but not limited to, Messrs. Payne, Wilkerson,              and Rohm and Ms. Bruno, whose continued service is not guaranteed, and each of whom would be difficult to replace. While we have entered into employment contracts with Messrs. Payne, Wilkerson,              and Rohm and Ms. Bruno, they may nevertheless cease to provide services to us at any time. If any of our key personnel were to cease employment with us, our operating results could suffer. Our ability to retain members of our management team or to attract suitable replacements should any members of our management team leave is dependent on the competitive nature of the employment market. The loss of services from key members of our management team or a limitation in their availability to provide their full service to us could adversely impact our financial condition and cash flows. Further, such a loss could be negatively perceived in the capital markets. We have not obtained and do not expect to obtain key man life insurance on any of our key personnel.

We also believe that, as we expand, our future success depends, in large part, upon our ability to hire and retain highly skilled managerial, investment, financing, operational and marketing personnel. Competition for such personnel may be intense, and we cannot assure you that we will be successful in attracting and retaining such skilled personnel.

Our growth will depend upon future acquisitions of properties, and we may be unable to consummate acquisitions on advantageous terms or acquisitions may not perform as we expect.

We intend to acquire apartment communities in the southern United States. The acquisition of properties entails various risks, including risks that our investments may not perform as we expect. Further, we will face competition for attractive investment opportunities from other real estate investors, including local real estate investors and developers, as well as other multifamily residential property sector REITs, income-oriented non-traded REITs, and private real estate fund managers, and these competitors may have greater financial resources than us and a greater ability to borrow funds to acquire properties. This competition will increase as investments in real estate become increasingly attractive relative to other forms of investment. As a result of competition, we may be unable to acquire additional properties as we desire or the purchase price may be significantly elevated. In addition, our acquisition activities pose the following risks to our ongoing operations:

¡	we may not achieve the increased occupancy, cost savings and operational efficiencies projected at the time of acquiring a property;

¡	management may incur significant costs and expend significant resources evaluating and negotiating potential acquisitions, including those that we subsequently are unable to complete;

¡	we may acquire properties that are not initially accretive to our results upon acquisition, and we may not successfully manage and operate those properties to meet our expectations;

¡	we may acquire properties outside of our existing markets where we are less familiar with local economic and market conditions;

¡	some properties may be worth less or may generate less revenue than, or simply not perform as well as, we believed at the time of the acquisition;

¡	we may be unable to obtain financing for acquisitions on favorable terms or at all;

¡	we may spend more than budgeted to make necessary improvements or renovations to acquired properties; and

¡

we may acquire properties without any recourse, or with only limited recourse, for liabilities, whether known or unknown, such as clean-up of environmental contamination, claims by tenants, vendors or other persons against the former owners of the properties, and claims for indemnification by general partners, trustees, officers, and others indemnified by the former owners of the properties.

Additionally, as a public company, we will be subject to the ongoing reporting requirements under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Pursuant to the Exchange Act, we may be required to file with the SEC financial statements of properties we acquire. To the extent any required financial statements are not available or cannot be obtained, we will not be able to acquire the investment. As a result, we may not be able to acquire certain properties that otherwise would be a suitable investment.

Moreover, if we cannot finance property acquisitions in a timely manner and on favorable terms, or operate acquired properties to meet our financial expectations, our financial condition and results of operations could be adversely affected.

We may be required to offer to another entity each opportunity we may have to acquire, invest or otherwise participate in a multifamily property, which may prevent us from timely acquiring desirable properties or timely investing the proceeds of this offering and will increase the conflicts of interest faced by certain of our executive officers.

Certain of our executive officers are subject to a joint venture arrangement with an institutional investor that may require us, among other matters, to offer multifamily dwelling opportunities to the joint venture before we may pursue the opportunity for ourselves. The arrangement broadly defines multifamily dwelling opportunity to include any opportunity or right to own, develop, acquire or otherwise invest in, lease or otherwise participate in a multifamily property, loan secured by a multifamily property or any entity with an interest in a multifamily property or loan secured by a multifamily property. For purposes of the right of first offer, multifamily is defined as any real property where any portion of the land is improved by or zoned to permit the development or use of any improvements with more than 90 residential units for sale or lease.

The right of first offer expires December 28, 2012, or when the joint venture arrangement is terminated by the institutional investor, if earlier. The right of first offer may prevent us from timely acquiring desirable properties or timely investing the proceeds of this offering and will increase the conflicts of interest faced by certain of our executive officers to the extent that the joint venture acquires properties.

Messrs. Payne, Wilkerson and Rohm are currently negotiating a waiver with the institutional investor and believe that we would be retained to manage any additional property acquired by the joint venture. We can make no assurance, however, that we will be successful negotiating a waiver or that we will be engaged to manage any additional property acquired by the joint venture.

Repositioning risks could affect our profitability.

A component of our strategy is to renovate and reposition apartment communities in order to effect long-term growth. Our renovation and repositioning activities generally entail certain risks, including the following:

¡

funds may be expended and management’s time devoted to projects that may not be completed due to a variety of factors, including without limitation, the inability to obtain necessary governmental approvals;

¡

construction costs of a renovation or repositioning project may exceed original estimates, possibly making the project economically unfeasible or the economic return on a repositioned property less than anticipated;

¡	increased material and labor costs, problems with subcontractors, or other costs due to errors and omissions which occur in the renovation process;

¡	projects may be delayed due to required governmental approvals, adverse weather conditions, labor shortages or other unforeseen complications;

¡	occupancy rates and rents at a repositioned property may be less than anticipated; and

¡	the operating expenses at a repositioned property may be higher than anticipated.

These risks may reduce the funds available for distribution to our stockholders. Further, the renovation and repositioning of properties is also subject to the general risks associated with real estate investments.

The value we ascribed to the properties to be acquired by us in the formation transactions may exceed the aggregate fair market value of such properties.

The number of shares of common stock we will issue and cash we will pay in exchange for the properties to be contributed to us in the formation transactions was determined by our executive management team and BBR based on a discounted cash flow analysis, a capitalization rate analysis, cost basis and an analysis of public companies deemed comparable. No single factor was given greater weight than any other in valuing the properties, and the values attributed to the properties do not necessarily bear any relationship to the book value for the applicable property. We have not obtained third-party property appraisals of the properties to be contributed to us in our formation transactions or fairness opinions in connection with our formation transactions. As a result, the consideration we pay for these properties and other assets in our formation transactions may exceed their fair market value. In addition, the initial public offering price of our common stock does not necessarily bear any relationship to the book value or fair market value of our properties and other assets. See “—The value of the shares of our common stock we will issue as consideration for the properties to be acquired by us in the formation transactions may exceed the aggregate fair market value of such properties” below.

The value of the shares of our common stock we will issue as consideration for the properties to be acquired by us in the formation transactions may exceed the aggregate fair market value of such properties.

The value of the shares of common stock we will issue as consideration for the properties that we will acquire will increase or decrease if the per share trading price of our common stock increases or decreases. The initial public offering price of our common stock will be determined in consultation with the underwriters. Among the factors that will be considered are our record of operations, our management, our estimated net income, our estimated FFO, our estimated cash available for distribution, our anticipated dividend yield, our growth prospects, the current market valuations, financial performance and dividend yields of publicly traded companies considered by us and the underwriters to be comparable to us and the current state of the commercial real estate industry and the economy as a whole. The initial public offering price does not necessarily bear any relationship to our book value of our properties. As a result, the equity consideration to be given in exchange by us for the contribution of properties and other assets in the formation transactions may exceed the fair market value of these properties.

Contingent or unknown liabilities could adversely affect our financial condition.

As part of our formation transactions, we will assume existing liabilities of contributed operating companies and liabilities in connection with contributed properties, some of which may be unknown or unquantifiable at the time this offering is consummated. Unknown liabilities might include liabilities for cleanup or remediation of undisclosed environmental conditions, claims of residents, vendors or other persons dealing with the entities prior to this offering, tax liabilities, and accrued but unpaid liabilities whether incurred in the ordinary course of business or otherwise. Because many liabilities, including tax liabilities, may not be identified within such period, we may have no recourse against any of the owners of our predecessor business for these liabilities. The existence of such liabilities could significantly adversely affect the value of the property subject to such liability.

In addition, we may in the future acquire properties subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown liabilities. As a result, if a liability were asserted against us based on ownership of any of these entities or properties, then we might have to pay substantial sums to settle it, which could adversely affect our cash flows.

The cash available for distribution to stockholders may not be sufficient to pay dividends at expected levels, nor can we assure you of our ability to make distributions in the future.

We intend to elect and qualify to be treated as a REIT for U.S. federal income tax purposes commencing with our short taxable year ending December 31, 2012. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains. All distributions will be made at the discretion of our board of directors and will depend on our earnings, our financial condition, maintenance of our REIT qualification and other factors as our board of directors may deem relevant from time to time. We may not be able to make distributions in the future. In addition, some of our distributions may include a return of capital. To the extent that we make distributions in excess of our current and accumulated earnings and profits, such distributions would generally be considered a return of capital for U.S. federal income tax purposes to the extent of the holder’s adjusted tax basis in its shares. A return of capital is not taxable, but it has the effect of reducing the holder’s adjusted tax basis in its investment. To the extent that distributions exceed the adjusted tax basis of a holder’s shares, they will be treated as gain from the sale or exchange of such stock. See “Material U.S. Federal Income Tax Considerations—Taxation of Taxable U.S. Stockholders.”

Our ability to pay our estimated initial annual distribution depends upon our actual operating results, and, in adverse scenarios, we may have to borrow funds to pay this distribution, which could slow our growth.

We expect to pay an initial annual distribution of $         per share, or $         million in the aggregate, which represents approximately     % of our estimated cash available for distribution of $         million for the 12 months ending December 31, 2012 calculated as described in “Distribution Policy.” Our ability to pay our estimated initial annual distribution depends upon our actual operating results, and, in adverse scenarios, we may be required either to fund future distributions from cash balances or borrowings or to reduce such distributions. If we need to borrow funds on a regular basis to meet our distribution requirements or if we reduce the amount of our distribution, our stock price may be adversely affected.

We are not a direct continuation of our predecessor business, and the prior performance of our predecessor business may not be indicative of our future performance.

We have presented in this prospectus information regarding the returns of BNP as measured by the historical price of its common stock and the historical financial condition and results of operations of Ginkgo Predecessor. When considering this information you should consider that the historical results of BNP or Ginkgo Predecessor may not be indicative of the future results that you should expect from us or any investment in our common stock. There are significant differences between those entities and us, and our financial condition and results of operations could vary significantly for the following reasons:

¡	We are acquiring our properties in our formation transactions at values in excess of their book value, which may also be in excess of their fair market value.

¡	After this offering, we will not receive management support or assistance from affiliates of BBR.

¡	Not all of the properties that were owned by BNP will contributed to us, and BNP had different and additional assets than our properties.

¡	Since BNP was acquired by subsidiaries of BBR, the U.S. housing market has experienced significant difficulties.

¡	Since BNP acquired the properties that will be contributed to us, the properties have become subject to significant additional indebtedness.

¡	Our approaches to disposition and refinancing of properties and the use of proceeds of such transactions may differ from those of BNP or Ginkgo Predecessor.

¡	We will be operating as a public company, and, as such, our cost structure will vary from the historical cost structure of BBR.

The operating performance of the properties may decline and could adversely affect our financial condition, results of operations, cash flows, ability to pay distributions, and the market price of our shares of common stock. As described elsewhere in this prospectus, our future results are subject to many uncertainties and other factors that could cause our financial condition and results of operations to be materially different than that of BNP or Ginkgo Predecessor.

We have not yet identified in this prospectus any specific apartment communities to acquire and you will be unable to evaluate the allocation of net proceeds of this offering or the economic merits of our investments prior to making your investment decision.

We currently have no agreements to acquire any additional apartment communities. Since we have not yet identified in this prospectus any specific apartment communities to acquire or committed the net proceeds of this offering to any specific apartment community investment, you will be unable to evaluate the allocation of the net proceeds or the economic merits of our acquisitions before making an investment decision to purchase our shares of common stock. As a result, we will have broad authority to invest the net proceeds in any real estate investments that we may identify in the future and we may use those proceeds to make investments with which you may not agree. In addition, our investment policies may be amended or revised from time to time at the discretion of our board of directors, without a vote of our stockholders. These factors will increase the uncertainty, and thus the risk, of investing in our shares of common stock. Our failure to apply the net proceeds of this offering effectively or find suitable apartment communities to acquire in a timely manner or on acceptable terms could result in returns that are substantially below expectations or result in losses.

Our participation in joint ventures would create additional risks as compared to direct real estate investments, and the actions of our joint venture partners could adversely affect our operations or performance.

In the future we may purchase properties jointly with other entities, including limited partnerships and limited liability companies, some of which may be unaffiliated with us. There are additional risks involved in these types of transactions as compared to other types of real estate investments, including but not limited to the risks that:

¡

our joint venture partner in an investment might become bankrupt, which would mean that we and any other remaining joint venture partners would bear an unexpectedly large portion of the economic responsibilities associated with the joint venture;

¡	our joint venture partner may at any time have economic or business interests or goals that are or which become inconsistent with our business interests or goals;

¡	our joint venture partner may take action contrary to our instructions, our policies or our objectives, including our policy with respect to maintaining our qualification as a REIT;

¡	joint venture agreements may restrict our ability to transfer our joint venture interest when we desire or on advantageous terms;

¡

our joint venture partner may exercise buy-sell, put-call and other similar liquidity mechanisms that could require us to fund additional capital to buy out our joint venture partner’s interests or sell our interest to our joint venture partner at a price that we would consider to be less than optimal; and

¡	we may in certain circumstances be liable for the actions of our joint venture partners.

Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor our joint venture partner would have full control over the partnership or joint venture. Disputes between us and our joint venture partner may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and effort on our business. Consequently, actions by or disputes with joint venture partners might result in subjecting properties owned by the partnership or joint venture to additional risk. In addition, we may owe a fiduciary obligation to our partner in a joint venture transaction, which may make it more difficult to enforce our rights. We generally will seek to maintain sufficient control of our joint venture partnerships to permit us to achieve our business objectives; however, we may not be able to do so. Any of the above risks could adversely affect our financial condition, results of operations, cash flows, ability to pay distributions, and the market price of our shares of common stock.

Our property management agreements may be terminated on 30 days’ notice or upon the occurrence of various events such as a sale of the property (including foreclosure) or lender-imposed receivership, and, as a result, our property management revenue could be substantially reduced over a brief period.

As of the date of this prospectus, in addition to our portfolio of 24 apartment communities, all of which are managed by us, we provide management services to 40 apartment communities, containing a total of 9,676 apartment units, owned by BBR or its affiliates or other third parties. For the year ended December 31, 2011, with respect to the 40 managed properties, we charged total management fees and expense reimbursements of approximately $3.1 million. Included in the 40 managed properties are the eight excluded properties owned by affiliates of BBR containing 2,624 apartment units.

The property management agreements are typically for a term of one year that automatically renews on an annual basis, unless terminated. Subject to certain qualifications and applicable cure periods, the property management agreements are generally terminable upon the occurrence of certain events, including the consummation of any sale or disposition of the property by the owner to an unrelated third party; the bankruptcy or insolvency of either party; and the failure of either party to perform its obligations under the property management agreement. In addition, property management agreements are terminable upon foreclosure proceedings or the appointment of a receiver. The property management agreements can also be terminated at any time by the property owner upon 30 days’ written notice.

The income stream from the property management agreements is more volatile than the income from leasing our apartments and could be substantially reduced over a brief period. For example, as of March 15, 2012, lenders were pursuing foreclosure remedies or the appointment of a receiver with respect to two of the excluded properties owned by BBR containing a total of 338 units and generating approximately $0.1 million in gross annual management fees and reimbursements for the year ended December 31, 2011. In addition, since December 31, 2011, 17 apartment communities owned by affiliates of BBR containing a total of 5,129 units were placed in receivership by the lenders of the indebtedness secured by the communities. In connection with the receivership, the lenders terminated our property management agreements, which had generated approximately $1.5 million in gross management fees and reimbursements for us for the year ended December 31, 2011. The foregoing 17 properties are not part of the 40 properties we managed as of March 15, 2012. We anticipate that another 20 properties owned by affiliates of BBR included in our 40 managed properties containing a total of 4,892 units may be placed in receivership by the lenders of the indebtedness secured by the communities. In connection with any such receivership, the lenders may terminate our property management agreements, which had generated approximately $1.4 million in gross management fees and reimbursements for us for the year ended December 31, 2011. We can make no assurance that in connection with the foreclosure proceedings or appointment of a receiver, the lenders or any purchaser of the properties would not terminate our management agreements with respect to the properties. We can also make no assurance that any of the other property management contracts may not be terminated on 30 days’ notice.

In addition, the properties we manage are subject to many of the same risks described in this prospectus, the occurrence of any of which could reduce overall revenues from the managed properties and thereby reduce our management revenues.

Breaches of our data security could materially harm our business and reputation.

We collect and retain certain personal information provided by our tenants and employees. While we have implemented a variety of security measures to protect the confidentiality of this information and periodically review and improve our security measures, there can be no assurance that we will be able to prevent unauthorized access to this information. Any breach of our data security measures and loss of this information may result in legal liability and costs (including damages and penalties), as well as damage to our reputation, that could materially and adversely affect our business and financial performance.

Risks Related to Our Organization and Structure

We may pursue less vigorous enforcement of terms of contribution, purchase and sale and other agreements because of conflicts of interest with certain of our officers and directors.

Certain of our directors and executive officers have ownership interests in the management company, which will be contributed to us in our formation transactions. Under the contribution agreement with certain of our directors and executive officers and their affiliates, we will be entitled to indemnification in the event of breaches of the representations, warranties or covenants made by them with respect to the entities to be acquired by us. Such indemnification is limited and we are not entitled to any other indemnification in connection with our formation transactions. In addition, we expect that our executive officers will enter into employment agreements with us pursuant to which they will agree, among other things, not to engage in certain business activities in competition with us. See “Management—Employment Agreements.” We may choose not to enforce, or to enforce less vigorously, our rights under these agreements due to our ongoing relationship with our directors and executive officers.

Your ability and our ability to recover damages from BBR, or its affiliates, in connection with this offering or the contribution of the properties may be limited.

While affiliates of BBR will receive a substantial portion of the proceeds of this offering in exchange for the contribution of properties to us, neither BBR nor any of its affiliates is selling any securities in this offering, is making any statements in this prospectus, or is a party to the registration statement of which this prospectus is a part. As a result, your ability to recover damages from BBR or its affiliates under U.S. and state securities laws may be limited.

Your interest in our company does not include any interest in BBR or its affiliates, or any of their respective properties and neither BBR nor any of its affiliates are guaranteeing the securities issued in connection with this offering.

Additionally, the contribution agreement with BBR and its affiliates under which we may pursue claims for indemnification from the contributors will include certain significant limitations. Our indemnification claims will be subject to deductibles and caps limiting damages and certain representations and warranties made by BBR or its affiliates will be limited to BBR’s actual knowledge. Additionally, given our management’s ongoing role in managing the properties being contributed, we may have a more difficult time sustaining a claim that BBR breached a representation.

BBR and its affiliates are also in the process of winding-up their operations, investments and assets. As a result, in the future we may not be able to pursue a claim against such entities, or such entities may no longer exist or have assets from which we could recover damages.

These factors may limit your and our ability to recover damages from BBR, or its affiliates, for misstatements or inaccuracies regarding the condition or performance of the contributed properties, whether in this prospectus or the contribution agreement.

Affiliates of our contributors, including members of our executive management team and representatives of BBR, exercised significant influence with respect to the terms of our formation transactions, including the consideration and benefits they will receive, and as a result, the consideration given by us may exceed the fair market value of the properties.

We did not conduct arm’s-length negotiations with respect to all of the terms of our formation transactions. In the course of structuring our formation transactions, affiliates of our contributors, including members of our executive management team and representatives of BBR, exercised significant influence with respect to the type and level of consideration and benefits they and the other members of our executive management team will receive from us. Certain of our officers and directors are former executives of a subsidiary of BBR, and currently are joint venture partners with BBR in their co-ownership, through affiliates, of the management company. Also, our executive officers and directors have assumed management and/or director positions with us, for which they will obtain certain other benefits such as employment agreements, restricted stock grants and other compensation.

We have fiduciary duties as sole general partner of our operating partnership which may result in conflicts of interest in representing your interests as stockholders of our company.

Upon completion of this offering, conflicts of interest could arise in the future as a result of the relationship between us, on the one hand, and our operating partnership or any partner thereof, on the other. We, as the sole general partner of our operating partnership, will have fiduciary duties to the other limited partners in our operating partnership under Delaware law. At the same time, our directors and officers have duties to our company and our stockholders under applicable Maryland law in connection with their management of our company. Our duties as the sole general partner of our operating partnership may come in conflict with the duties of our directors and officers to our company and our stockholders. For example, persons holding common units will have the right to vote on certain amendments to the partnership agreement (which require approval by a majority in interest of the limited partners, including us) and individually to approve certain amendments that would adversely affect their rights. These voting rights may be exercised in a manner that conflicts with the interests of our stockholders. We are unable to modify the rights of limited partners to receive distributions as set forth in the partnership agreement in a manner that adversely affects their rights without their consent, even though such modification might be in the best interest of our stockholders. In the event that a conflict of interest exists between the interests of our stockholders, on one hand, and the interests of the limited partners, on the other, we will endeavor in good faith to resolve the conflict in a manner not adverse to either our stockholders or the limited partners; provided, however, that for so long as we own a controlling interest in our operating partnership, we have agreed to resolve any conflict that cannot be resolved in a manner not adverse to either our stockholders or the limited partners in favor of our stockholders. The limited partners of our operating partnership will expressly acknowledge that in the event of such a determination by us, as the sole general partner of our operating partnership, we shall not be liable to the limited partners for losses sustained or benefits not realized in connection with such a determination.

Our growth depends on external sources of capital which are outside of our control, which may affect our ability to seize strategic opportunities, satisfy debt obligations and make distributions to our stockholders.

In order to qualify and maintain our qualification as a REIT, we are generally required under the Code to distribute annually at least 90% of our net taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain. In addition, we will be subject to income tax at regular corporate rates to the extent that we distribute less than 100% of our net taxable income, including any net capital gains. Because of these distribution requirements, we may not be able to fund future capital needs, including any necessary acquisition financing, from operating cash flow. Consequently, we may rely on third-party sources to fund our capital needs. We may not be able to obtain financing on favorable terms or at all. Any additional debt we incur will increase our leverage. Our access to third-party sources of capital depends, in part, on:

¡	general market conditions;

¡	the market’s perception of our growth potential;

¡	our current debt levels;

¡	our current and expected future earnings;

¡	our cash flow and cash dividends; and

¡	the market price per share of our common stock.

If we cannot obtain capital from third-party sources, we may not be able to acquire properties when strategic opportunities exist, meet the capital and operating needs of our existing properties or satisfy our debt service obligations. Further, in order to meet the REIT distribution requirements and maintain our REIT status and to avoid the payment of income and excise taxes, we may need to borrow funds on a short-term basis even if the then-prevailing market conditions are not favorable for these borrowings. These short-term borrowing needs could result from differences in timing between the actual receipt of cash and inclusion of income for U.S. federal income tax purposes or the effect of non-deductible capital expenditures, the creation of reserves, certain restrictions on distributions under loan documents or required debt or amortization payments.

To the extent that capital is not available to acquire properties, profits may not be realized or their realization may be delayed, which could result in an earnings stream that is less predictable than some of our competitors and result in us not meeting our projected earnings and distributable cash flow levels in a particular reporting period. Failure to meet our projected earnings and distributable cash flow levels in a particular reporting period could have an adverse effect on our financial condition and on the market price of our common stock.

Our charter, the partnership agreement of our operating partnership and Maryland law contain provisions that may delay or prevent a change of control transaction.

Our charter contains a 9.8% ownership limit.  Our charter, subject to certain exceptions, authorizes our directors to take such actions as are necessary and desirable to limit any person to beneficial or constructive ownership of no more than 9.8% in value or in number of shares, whichever is more restrictive, of any class or series of the outstanding shares of our capital stock. Our board of directors, in its sole discretion, may exempt a proposed transferee from the ownership limit. However, our board of directors may not grant an exemption from the ownership limit to any proposed transferee whose ownership of more than 9.8% of the value or number of our outstanding shares of our common stock could jeopardize our status as a REIT. The ownership limit contained in our charter and the restrictions on ownership of our common stock may delay or prevent a transaction or a change of control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders. See “Description of Securities—Restrictions on Ownership and Transfer.”

Our board of directors may create and issue a class or series of preferred stock without stockholder approval.  Our board of directors is empowered under our charter to amend our charter to increase or decrease the aggregate number of shares of our common stock or the number of shares of stock of any class or series that we have authority to issue, to designate and issue from time to time one or more classes or series of preferred stock and to classify or reclassify any unissued shares of our common stock or preferred stock without stockholder approval. Our board of directors may determine the relative rights, preferences and privileges of any class or series of preferred stock issued. As a result, we may issue series or classes of preferred stock with preferences, dividends, powers and rights, voting or otherwise, senior to the rights of holders of our common stock. The issuance of preferred stock could also have the effect of delaying or preventing a change of control transaction that might otherwise be in the best interests of our stockholders.

Certain provisions in the partnership agreement of our operating partnership may delay or prevent unsolicited acquisitions of us.  Provisions in the partnership agreement of our operating partnership may delay or make more difficult unsolicited acquisitions of us or changes in our control. These provisions could discourage third parties from making proposals involving an unsolicited acquisition of us or change of our control, although some stockholders might consider such proposals, if made, desirable. These provisions include, among others:

¡	redemption rights of qualifying parties;

¡	transfer restrictions on our common units;

¡	the ability of the general partner in some cases to amend the partnership agreement without the consent of the limited partners; and

¡	the right of the limited partners to consent to transfers of the general partnership interest and mergers under specified circumstances.

Any potential change of control transaction may be further limited as a result of provisions of the partnership unit designation for the LTIP units, which require us to preserve the rights of LTIP unit holders and may restrict us from amending the partnership agreement for our operating partnership in a manner that would have an adverse effect on the rights of LTIP unit holders.

Certain provisions of Maryland law could inhibit changes in control.  Certain provisions of the Maryland General Corporation Law (“MGCL”) may have the effect of inhibiting a third party from making a proposal to acquire us or impeding a change of control under circumstances that otherwise could provide our stockholders with the opportunity to realize a premium over the then-prevailing market price of our common stock, including:

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“business combination” provisions that, subject to limitations, prohibit certain business combinations between us and an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of the voting power of our shares or an affiliate thereof) for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter impose special appraisal rights and special stockholder voting requirements on these combinations; and

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“control share” provisions that provide that “control shares” of our company (defined as shares which, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of “control shares”) have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

We have elected to opt out of these provisions of the MGCL, in the case of the business combination provisions of the MGCL, by resolution of our board of directors, and in the case of the control share provisions of the MGCL, pursuant to a provision in our bylaws. Our board of directors may, only upon the approval of our stockholders, by resolution elect to repeal the foregoing opt-outs from the business combination provisions of the MGCL and we may, only upon the approval of our stockholders, by amendment to our bylaws, opt in to the control share provisions of the MGCL in the future.

Additionally, Title 8, Subtitle 3 of the MGCL, permits our board of directors, without stockholder approval and regardless of what is currently provided in our charter or our bylaws, to implement takeover defenses, some of which (for example, a classified board) we do not currently have. These provisions may have the effect of inhibiting a third party from making an acquisition proposal for our company or of delaying, deferring or preventing a change in control of our company under circumstances that otherwise could provide the holders of our common stock with the opportunity to realize a premium over the then-current market price.

Our charter, bylaws, the partnership agreement for our operating partnership and Maryland law also contain other provisions that may delay, defer or prevent a transaction or a change of control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders. See “Certain Material Provisions of Maryland Law and of Our Charter and Bylaws—Our Board of Directors,” “—Business Combinations,” “—Control Share Acquisitions,” “—Maryland Unsolicited Takeovers Act,” “—Advance Notice of Director Nominations and New Business” and “Our Operating Partnership and the Partnership Agreement.”

Under their employment agreements, our executive officers will have the right to terminate their employment and, under certain conditions, receive severance, which may adversely affect us.

In connection with this offering, we are entering into employment agreements with Messrs. Payne, Wilkerson,              and Rohm and Ms. Bruno. These employment agreements provide that each executive may terminate his or her employment and, under certain conditions, receive severance based on                      or                      times (depending on the officer) the annual total of salary and bonus and immediate vesting of all outstanding equity-based awards. In the case of certain terminations, they would not be restricted from competing with us after their departure. See “Management—Employment Agreements” for further details about the terms of these employment agreements.

Compensation awards to our management may not be tied to or correspond with our improved financial results or share price, which may adversely affect us.

The compensation committee of our board of directors is responsible for overseeing our compensation and employee benefit plans and practices, including our executive compensation plans and our incentive compensation and equity-based compensation plans. Our compensation committee has significant discretion in structuring compensation packages and may make compensation decisions based on any number of factors. As a result, compensation awards may not be tied to or correspond with improved financial results at our company or the share price of our common stock.

Our board of directors can take many actions without stockholder approval.

Our board of directors has overall authority to oversee our operations and determine our major corporate policies. This authority includes significant flexibility. For example, our board of directors can do the following without stockholder approval:

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amend or revise at any time and from time to time our investment, financing, borrowing and dividend policies and our policies with respect to all other activities, including growth, debt, capitalization and operations;

¡	amend our policies with respect to conflicts of interest provided that such changes are consistent with applicable legal requirements;

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within the limits provided in our charter, prevent the ownership, transfer and/or accumulation of shares in order to protect our status as a REIT or for any other reason deemed to be in the best interests of us and our stockholders;

¡	issue additional shares without obtaining stockholder approval, which could dilute the ownership of our then-current stockholders;

¡	amend our charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series, without obtaining stockholder approval;

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classify or reclassify any unissued shares of our common stock or preferred stock and set the preferences, rights and other terms of such classified or reclassified shares, without obtaining stockholder approval;

¡	employ and compensate affiliates;

¡	direct our resources toward investments that fail to ultimately appreciate over time;

¡	offer purchase money financing in connection with the sale of properties or make loans to joint-development projects in which we may participate in the future; and

¡	determine that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

Any of these actions could increase our operating expenses, impact our ability to make distributions or reduce the value of our assets without giving you, as a stockholder, the right to vote.

Our rights and the rights of our stockholders to take action against our directors and officers are limited.

Maryland law provides that a director or officer has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. In addition, our charter eliminates our directors’ and officers’ liability to us and our stockholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty established by a final judgment and which is material to the cause of action. Our bylaws require us to indemnify our directors and officers to the maximum extent permitted by Maryland law for liability actually incurred in connection with any proceeding to which they may be made, or threatened to be made, a party, except to the extent that the act or omission of the director or officer was material to the matter giving rise to the proceeding and was either committed in bad faith or was the result of active and deliberate dishonesty, the director or officer actually received an improper personal benefit in money, property or services, or, in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist under common law. In addition, we may be obligated to fund the defense costs incurred by our directors and officers. Finally, we have entered into agreements with our directors and officers pursuant to which we have agreed to indemnify them to the maximum extent permitted by Maryland law. See “Certain Material Provisions of Maryland Law and of Our Charter and Bylaws—Limitation of Liability and Indemnification.”

Because of our holding company structure, we depend on our operating subsidiary and its subsidiaries for cash flow and we will be structurally subordinated in right of payment to the obligations of such operating subsidiary and its subsidiaries.

We are a holding company and conduct substantially all of our operations through our operating partnership. We do not have, apart from our ownership of our operating partnership, any independent operations. As a result, we will rely on distributions from our operating partnership to pay any dividends we might declare on our common stock. We will also rely on distributions from our operating partnership to meet our debt service and other obligations, including our obligations to make distributions required to maintain our REIT status. The ability of subsidiaries of our operating partnership to make distributions to the operating partnership, and the ability of our operating partnership to make distributions to us in turn, will depend on their operating results and on the terms of any loans that encumber the properties owned by them. Such loans may contain lockbox arrangements, reserve requirements, financial covenants and other provisions that restrict the distribution of funds. In the event of a default under these loans, the defaulting subsidiary would be prohibited from distributing cash. As a result, a default under any of these loans by the borrower subsidiaries could cause us to have insufficient cash to make distributions on our common stock required to maintain our REIT status. In addition, because we are a holding company, your claim as a stockholder will be structurally subordinated to all existing and future liabilities and obligations of our operating partnership and its subsidiaries. Therefore, in the event of our bankruptcy, liquidation or reorganization, our assets and those of our operating partnership and its subsidiaries will be able to satisfy your claim as a stockholder only after all of our and our operating partnerships and its subsidiaries liabilities and obligations have been paid in full.

Our operating partnership may issue additional common units to third parties without the consent of our stockholders, which would reduce our ownership percentage in our operating partnership and would have a dilutive effect on the amount of distributions made to us by our operating partnership and, therefore, the amount of distributions we can make to our stockholders.

We may, in connection with our acquisition of properties or otherwise, issue additional common units to third parties. Such issuances would reduce our ownership percentage in our operating partnership and affect the amount of distributions made to us by our operating partnership and, therefore, the amount of distributions we can make to our stockholders. Because you will not directly own common units, you will not have any voting rights with respect to any such issuances or other partnership level activities of our operating partnership.

Risks Associated with Real Estate

We face numerous risks associated with the real estate industry that could adversely affect our results of operations through decreased revenues or increased costs.

As a real estate company, we are subject to various changes in real estate conditions and any negative trends in such real estate conditions may adversely affect our results of operations through decreased revenues or increased costs. These conditions include:

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changes in national, regional and local economic conditions, which may be negatively impacted by concerns about inflation, deflation, government deficits, high unemployment rates, decreased consumer confidence and liquidity concerns, particularly in markets in which we have a high concentration of properties;

¡	fluctuations in interest rates, which could adversely affect our ability to obtain financing on favorable terms or at all;

¡	the inability of residents to pay rent;

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the existence and quality of the competition, such as the attractiveness of our properties as compared to our competitors’ properties based on considerations such as convenience of location, rental rates, amenities and safety record;

¡	increased operating costs, including increased real property taxes, maintenance, insurance and utilities costs;

¡	weather conditions that may increase or decrease energy costs and other weather-related expenses;

¡	civil unrest, acts of God, including earthquakes, floods, hurricanes and other natural disasters, which may result in uninsured losses, and acts of war or terrorism;

¡	oversupply of multifamily housing or a reduction in demand for real estate in the markets in which our properties are located;

¡	a favorable interest rate environment that may result in a significant number of potential residents of our multifamily apartment communities deciding to purchase homes instead of renting;

¡	changes in, or increased costs of compliance with, laws and/or governmental regulations, including those governing usage, zoning, the environment and taxes; and

¡	rent control or stabilization laws, or other laws regulating rental housing, which could prevent us from raising rents to offset increases in operating costs.

Moreover, other factors may adversely affect our results of operations, including potential liability under environmental and other laws and other unforeseen events, many of which are discussed elsewhere in the following risk factors. Any or all of these factors could materially adversely affect our results of operations through decreased revenues or increased costs.

Increased competition and increased affordability of residential homes could limit our ability to retain our residents, lease apartment units or increase or maintain rents.

Our apartment communities compete with numerous housing alternatives in attracting residents, including other multifamily apartment communities and single-family rental homes, as well as owner-occupied single-family and multifamily homes. Competitive housing in a particular area and an increase in the affordability of owner-occupied single-family and multifamily homes due to, among other things, declining housing prices, mortgage interest rates and tax incentives and government programs to promote home ownership, could adversely affect our ability to retain residents, lease apartment units and increase or maintain rents. As a result, our financial condition, results of operations and cash flows could be adversely affected.

Underlying demographic characteristics and trends in our markets, which we expect will increase demand for apartments, may not result in higher rental rates and reduced vacancies.

Over the long term, we believe strong underlying demographic characteristics and trends in our markets as described in this prospectus under the section “Industry Overview and Market Opportunity” will increase demand for our apartment units resulting in higher rental rates and reduced vacancies. In the event that this is not the case, our ability to effect our growth strategies could be adversely affected.

Short-term leases expose us to the effects of declining market conditions.

Substantially all of the leases for our properties are short-term leases (generally, one year or less in duration). Our residents can leave after the end of their lease term without any penalty. As a result, our rental revenues may be impacted by declines in market conditions more quickly than if our leases were for longer terms.

The illiquidity of real estate investments may significantly impede our ability to respond to changes in economic or market conditions, which could adversely affect our results of operations or financial condition.

Real estate investments are relatively illiquid generally, and may become even more illiquid during periods of economic downturn. As a result, we may not be able to sell a property or properties quickly or on favorable terms in response to changes in the economy or other conditions when it otherwise may be prudent to do so. This inability to respond quickly to changes in the performance of our properties could adversely affect our results of operations if we cannot sell an unprofitable property. Our financial condition could also be adversely affected if we were, for example, unable to sell one or more of our properties in order to meet our debt obligations upon maturity. In addition, the tax laws applicable to REITs require that we hold our properties for investment, rather than primarily for sale in the ordinary course of business, which may cause us to forgo or defer sales of properties that otherwise would be in our best interest. Mortgage financing on a property may also prohibit prepayment and/or impose a prepayment penalty upon the sale of a mortgaged property, which may decrease the proceeds from a sale or refinancing or make the sale or refinancing impractical. Therefore, we may be unable to vary our portfolio promptly in response to economic, market or other conditions, which could adversely affect our results of operations and financial position.

We are subject to significant regulations, which could adversely affect our results of operations through increased costs and/or an inability to pursue business opportunities.

Local zoning and use laws, environmental statutes and other governmental requirements may restrict or increase the costs of our development, expansion, renovation and reconstruction activities and thus may prevent or delay us from taking advantage of business opportunities. Failure to comply with these requirements could result in the imposition of fines, awards to private litigants of damages against us, substantial litigation costs and substantial costs of remediation or compliance. In addition, we cannot predict what requirements may be enacted in the future or that such requirements will not increase our costs of regulatory compliance or prohibit us from pursuing business opportunities that could be profitable to us, which could adversely affect our results of operations.

The costs of compliance with environmental laws and regulations may adversely affect our income and the cash available for any distributions.

All real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to environmental protection and human health and safety. Examples of federal laws include: National Environmental Policy Act, the Comprehensive Environmental Response, Compensation, and Liability Act, the Solid Waste Disposal Act as amended by the Resource Conservation and Recovery Act, the Federal Water Pollution Control Act, the Federal Clean Air Act, the Toxic Substances Control Act, the Emergency Planning and Community Right to Know Act and the Hazard Communication Act. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and aboveground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, and the remediation of contamination associated with disposals. Some of these laws and regulations may impose joint and several liability on tenants, owners or operators for the costs of investigation or remediation of contaminated properties, regardless of fault or the legality of the original disposal.

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the cost of removal or remediation of hazardous or toxic substances on, under or in such property. The costs of removal or remediation could be substantial. These laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of the hazardous or toxic substances. In addition, the presence of these substances, or the failure to properly remediate these substances, may adversely affect our ability to sell or rent the property or to use the property as collateral for future borrowing.

Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures. Environmental laws provide for sanctions in the event of noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles govern the presence, maintenance, removal and disposal of certain building materials, including asbestos and lead-based paint. Such hazardous substances could be released into the air and third parties may seek recovery from owners or operators of real properties for personal injury or property damage associated with exposure to released hazardous substances.

Some of our properties are adjacent to or near other properties that have contained or currently contain underground storage tanks used to store petroleum products or other hazardous or toxic substances. These operations create a potential for the release of petroleum products or other hazardous or toxic substances. Also, some of the properties include regulated wetlands on undeveloped portions of such properties and mitigated wetlands on or near our properties, the existence of which can delay or impede development or require costs to be incurred to mitigate the impact of any disturbance. Absent appropriate permits, we can be held responsible for restoring wetlands and be required to pay fines and penalties.

In addition, if any property in our portfolio is not properly connected to a water or sewer system, or if the integrity of such systems is breached, microbial matter or other contamination can develop. If this were to occur, we could incur significant remedial costs and we may also be subject to private damage claims and awards, which could be material. If we become subject to claims in this regard, it could materially and adversely affect us.

Property values may also be affected by the proximity of such properties to electric transmission lines. Electric transmission lines are one of many sources of electro-magnetic fields (“EMFs”) to which people may be exposed. Research completed regarding potential health concerns associated with exposure to EMFs has produced inconclusive results. Notwithstanding the lack of conclusive scientific evidence, some states now regulate the strength of electric and magnetic fields emanating from electric transmission lines and other states have required transmission facilities to measure for levels of EMFs. On occasion, lawsuits have been filed (primarily against electric utilities) that allege personal injuries from exposure to transmission lines and EMFs, as well as from fear of adverse health effects due to such exposure. This fear of adverse health effects from transmission lines may be considered both when property values are determined to obtain financing and in condemnation proceedings. We may not, in certain circumstances, search for electric transmission lines near our properties, but are aware of the potential exposure to damage claims by persons exposed to EMFs.

The cost of defending against such claims of liability, of compliance with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could materially adversely affect our business, assets or results of operations and, consequently, amounts available for distribution to you.

We cannot assure you that properties which we acquire will not have any material environmental conditions, liabilities or compliance concerns. Accordingly, we have no way of determining at this time the magnitude of any potential liability to which we may be subject arising out of environmental conditions or violations with respect to the properties we own.

Costs associated with addressing indoor air quality issues, moisture infiltration and resulting mold remediation may be costly.

As a general matter, concern about indoor exposure to mold or other air contaminants has been increasing as such exposure has been alleged to have a variety of adverse effects on health. As a result, there have been a number of lawsuits in our industry against owners and managers of apartment communities relating to indoor air quality, moisture infiltration and resulting mold. Some of our properties may contain microbial matter such as mold and mildew. The terms of our property and general liability policies generally exclude certain mold-related claims. Should an uninsured loss arise against us, we would be required to use our funds to resolve the issue, including litigation costs. We make no assurance that liabilities resulting from indoor air quality, moisture infiltration and the presence of or exposure to mold will not have a future impact on our business, results of operations and financial condition.

As the owner or operator of real property, we could become subject to liability for asbestos-containing building materials in the buildings on our properties.

Some of our properties may contain asbestos-containing materials. Environmental laws typically require that owners or operators of buildings with asbestos-containing building materials properly manage and maintain these materials, adequately inform or train those who may come in contact with asbestos and undertake special precautions, including removal or other abatement, in the event that asbestos is disturbed during building renovation or demolition. These laws may impose fines and penalties on building owners or operators for failure to comply with these requirements. In addition, third parties may be entitled to seek recovery from owners or operators for personal injury associated with exposure to asbestos-containing building materials.

In addition, many insurance carriers are excluding asbestos-related claims from standard policies, pricing asbestos endorsements at prohibitively high rates or adding significant restrictions to this coverage. Because of our inability to obtain specialized coverage at rates that correspond to the perceived level of risk, we may not obtain insurance for asbestos-related claims. We will continue to evaluate the availability and cost of additional insurance coverage from the insurance market. If we decide in the future to purchase insurance for asbestos, the cost could have a negative impact on our results of operations.

Compliance or failure to comply with the Americans with Disabilities Act and Fair Housing Act could result in substantial costs.

Under the Americans with Disabilities Act of 1990, as amended, (the “ADA”) and the Fair Housing Amendment Act of 1988 (the “FHAA”), and various state and local laws, all public accommodations and commercial facilities must meet certain federal requirements related to access and use by disabled persons. Compliance with these requirements could involve removal of structural barriers from certain disabled persons’ entrances. Other federal, state and local laws may require modifications to or restrict further renovations of our properties with respect to such means of access. Noncompliance with the ADA, the FHAA or related laws or regulations could result in the imposition of fines by government authorities, awards to private litigants of damages against us, substantial litigation costs and the incurrence of additional costs associated with bringing the properties into compliance, any of which could adversely affect our financial condition, results of operations and cash flows.

Uninsured losses or losses in excess of insurance coverage could adversely affect our financial condition.

We carry comprehensive general liability and property (including fire, extended coverage and rental loss) insurance covering all of the properties in our portfolio under a blanket insurance policy. We believe the policy specifications and insured limits are in line with coverage customarily obtained by owners of similar properties and appropriate given the relative risk of loss and the cost of the coverage. However, our insurance coverage may not be sufficient to fully cover all of our losses. There are certain types of losses, such as lease and other contract claims, acts of war or terrorism, acts of God, and in some cases, earthquakes, hurricanes and flooding that generally are not insured because such coverage is not available or it is not available at commercially reasonable rates. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in the damaged property, as well as the anticipated future revenue from the property. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it impractical or undesirable to use insurance proceeds to replace a property after it has been damaged or destroyed. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged. Furthermore, we may not be able to obtain adequate insurance coverage at reasonable costs in the future, as the costs associated with property and casualty renewals may be higher than anticipated.

Risks Related to Our Debt Financings

Our debt obligations outstanding upon completion of our formation transactions and this offering will reduce our cash available for distributions and may expose us to the risk of default.

As of December 31, 2011, on a pro forma basis after giving effect to the completion of our formation transactions and this offering and the use of the net proceeds therefrom, we had approximately $359 million of outstanding indebtedness, all of which was non-recourse indebtedness.

Our charter does not contain any limitation on the amount or percentage of indebtedness we may incur. Payments of principal and interest on borrowings may leave us with insufficient cash resources to operate our properties or to pay the distributions currently contemplated or necessary to maintain our REIT qualification. Our level of debt and the limitations imposed on us by our financing agreements could have significant adverse consequences on us, including the following:

¡	our cash flow may be insufficient to meet our debt service requirements and repay our debt, operate our properties, make distributions to our stockholders and successfully execute our growth strategy;

¡	we may be unable to borrow additional funds on favorable terms, or at all, when needed, including to fund acquisitions or make distributions required to qualify for taxation as a REIT;

¡	we may be unable to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness;

¡	to the extent we borrow debt that bears interest at variable rates, increases in interest rates could materially increase our interest expense;

¡	we may be forced to dispose of one or more of our properties, possibly on disadvantageous terms;

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we may default on our obligations or violate restrictive covenants, in which case the lenders or mortgagees may accelerate our debt obligations, foreclose on the properties that secure their loans and/or take control of our properties that secure their loans and collect rents and other property income; and

¡	our default under any future loan with cross default provisions could result in a default on other indebtedness.

If any one of these events were to occur, our financial condition, results of operations, cash flow, per share trading price of our common stock and our ability to satisfy our principal and interest obligations and to make distributions to our stockholders could be adversely affected.

Higher levels of debt or increases in interest rates could increase the amount of our debt payments and adversely affect our ability to make distributions to our stockholders.

Upon completion of our formation transactions and this offering and the use of the net proceeds therefrom, we will have total pro forma outstanding debt of approximately $359 million, and we expect that we will incur additional indebtedness in the future. Interest we pay reduces our cash available for distributions. In addition, if we incur variable rate debt in the future, increases in interest rates could raise our interest costs, which would reduce our cash flows and our ability to make distributions to you. If we are unable to refinance our indebtedness at maturity or meet our payment obligations, the amount of our distributable cash flows and our financial condition would be adversely affected, and we may lose the property securing such indebtedness. In addition, if we need to repay existing debt during periods of rising interest rates, we could be required to liquidate one or more of our investments in properties at times which may not permit realization of the maximum return on such investments.

Our board of directors may change our financing policies without stockholder approval and we may become more highly leveraged, which may increase our risk of default under our debt obligations.

Our financing policies are exclusively determined by our board of directors. Accordingly, our stockholders do not control these policies. Further, our charter and bylaws contain no limitations on the amount or percentage of indebtedness that we may incur. Our board of directors could alter the balance between our total outstanding indebtedness and the value of our portfolio or our market capitalization at any time. If we become more leveraged in the future, the resulting increase in debt service requirements could materially and adversely affect us.

Covenants in any future credit facility could limit our flexibility and adversely affect our financial condition or our status as a REIT.

Any future credit facility covenants may limit our flexibility in our operations and prevent us from making distributions to our stockholders, and breaches of these covenants could result in defaults under the instruments governing the applicable indebtedness even if we have satisfied our payment obligations. Moreover, any future corporate credit facility of ours may contain certain cross-default provisions which are triggered in the event that our other material indebtedness is in default. These cross-default provisions may require us to repay or restructure the facility in addition to any mortgage or other debt that is in default. If our properties were foreclosed upon, or if we are unable to refinance our indebtedness at maturity or meet our payment obligations, the amount of our distributable cash flows and our financial condition would be adversely affected.

There is refinancing risk associated with our debt.

After we complete our formation transactions and this offering, we expect to assume outstanding mortgage indebtedness related to our properties. Additionally, we expect to be required to pay certain assumption fees and other third-party, out-of-pocket expenses related to the assumption of such indebtedness, which may run as high as 1% of our total indebtedness. We expect our typical debt to contain limited principal amortization, which would require that the principal be repaid at the maturity of the loan in a so-called “balloon payment.” As of December 31, 2011, on a pro forma basis after giving effect to the completion of our formation transactions and this offering and the use of the net proceeds therefrom, the financing arrangements for our $359 million of outstanding indebtedness could require us to make lump-sum or “balloon” payments at maturity dates, which range from 2014 to 2017. At the maturity of these loans, assuming we do not have sufficient funds to repay the debt, we will need to refinance the debt. If the credit environment is constrained at the time of our debt maturities, we would have a very difficult time refinancing debt. In addition, we locked in our fixed-rate debt at a point in time when we were able to obtain favorable interest rate, principal payments and other terms. When we refinance our debt, prevailing interest rates and other factors may result in paying a greater amount of debt service, which will adversely affect our cash flow, and, consequently, our cash available for distribution to our stockholders. If we are unable to refinance our debt on acceptable terms, we may be forced to choose from a number of unfavorable options, including agreeing to otherwise unfavorable financing terms on one or more of our unencumbered assets, selling one or more properties at disadvantageous terms, including unattractive prices, or defaulting on the mortgage and permitting the lender to foreclose. Any one of these options could have a material adverse effect on our business, financial condition, results of operations and our ability to make distributions to our stockholders.

We will be required to become a guarantor and/or environmental indemnitor in connection with the assumption of the indebtedness, which, in the event of certain prohibited actions, could trigger partial or full recourse to our company.

In connection with our assumptions of the mortgage indebtedness relating to our properties, as a condition to closing, we will be required to become a guarantor and an environmental indemnitor to replace, and cause the release of, the existing affiliate of BBR as guarantor and indemnitor under the existing guarantees and environmental indemnity agreements. The guarantees are so-called non-recourse carve-out guarantees and could result in partial or full recourse in the event of the occurrence of certain prohibited acts set forth therein.

We may acquire or finance properties with lock-out provisions, which may prohibit us from selling a property, or may require us to maintain specified debt levels for a period of years on some properties.

A lock-out provision is a provision that prohibits the prepayment of a loan during a specified period of time. Lock-out provisions may include terms that provide strong financial disincentives for borrowers to prepay their outstanding loan balance and exist in order to protect the yield expectations of lenders. We expect that many of our properties will be subject to lock-out provisions. Lock-out provisions could materially restrict us from selling or otherwise disposing of or refinancing properties when we may desire to do so. Lock-out provisions may prohibit us from reducing the outstanding indebtedness with respect to any properties, refinancing such indebtedness on a non-recourse basis at maturity, or increasing the amount of indebtedness with respect to such properties. Lock-out provisions could impair our ability to take other actions during the lock-out period that could be in the best interests of our stockholders and, therefore, may have an adverse impact on the value of our shares relative to the value that would result if the lock-out provisions did not exist. In particular, lock-out provisions could preclude us from participating in major transactions that could result in a disposition of our assets or a change in control even though that disposition or change in control might be in the best interests of our stockholders.

If mortgage debt is unavailable at reasonable rates, we may not be able to finance or refinance our properties, which could reduce the amount of cash distributions we can make.

If mortgage debt is unavailable at reasonable rates, we may not be able to finance the purchase of properties. In addition, we run the risk of being unable to refinance mortgage debt when the loans come due or of being unable to refinance such debt on favorable terms. If interest rates are higher when we refinance such debt, our income could be reduced. We may be unable to refinance such debt at appropriate times, which may require us to sell properties on terms that are not advantageous to us or could result in the foreclosure of such properties. If any of these events occur, our cash flows would be reduced. This, in turn, would reduce cash available for distribution to you and may hinder our ability to raise more capital by issuing more stock or by borrowing more money.

Some of our mortgage loans may have “due on sale” provisions.

In purchasing properties subject to financing, we may obtain financing with “due-on-sale” and/or “due-on-encumbrance” clauses. Due-on-sale clauses in mortgages allow a mortgage lender to demand full repayment of the mortgage loan if the borrower sells the mortgaged property. Similarly, due-on-encumbrance clauses allow a mortgage lender to demand full repayment if the borrower uses the real estate securing the mortgage loan as security for another loan.

These clauses may cause the maturity date of such mortgage loans to be accelerated and such financing to become due. In such event, we may be required to sell our properties on an all-cash basis, to acquire new financing in connection with the sale, or to provide seller financing. It is not our intent to provide seller financing, although it may be necessary or advisable for us to do so in order to facilitate the sale of a property. It is unknown whether the holders of mortgages encumbering our properties will require such acceleration or whether other mortgage financing will be available. Such factors will depend on the mortgage market and on financial and economic conditions existing at the time of such sale or refinancing.

Hedging strategies may not be successful in mitigating our risks associated with interest rates and could reduce the overall returns on your investment.

In the future we may use various derivative financial instruments to provide a level of protection against interest rate risks. These instruments involve risks, such as the risk that the counterparties may fail to honor their obligations under these arrangements, that these arrangements may not be effective in reducing our exposure to interest rate changes and that a court could rule that such agreements are not legally enforceable. In addition, we may be limited in the type and amount of hedging transactions that we may use in the future by our need to satisfy the REIT gross income tests under the Code. In addition, the nature and timing of hedging transactions may influence the effectiveness of our hedging strategies. Poorly designed strategies or improperly executed transactions could actually increase our risk and losses. Moreover, hedging strategies involve transaction and other costs. We cannot assure you that any future hedging strategy and the derivatives that we may use will adequately offset the risk of interest rate volatility or that our hedging transactions will not result in losses that may reduce the overall return on your investment.

Risks Related to this Offering

The purchase price per share of our common stock may not accurately reflect the future value of our company.

The purchase price per share of our common stock offered pursuant to this prospectus reflects the result of negotiations between us and the representative of the underwriters. The purchase price may not accurately reflect the future value of our company, and the offering price may not be realized upon any subsequent disposition of the shares.

Future offerings of debt securities, which would rank senior to our common stock upon liquidation, and future offerings of equity securities, which would dilute our existing stockholders and may be senior to our common stock for the purposes of dividend and liquidating distributions, may adversely affect the market price of our common stock.

In the future, we may attempt to increase our capital resources by making offerings of debt or additional offerings of equity securities, including commercial paper, senior or subordinated notes and series of preferred stock or common stock. Upon liquidation, holders of our debt securities and shares of preferred stock, if any, and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments or both that could limit our ability to make a dividend distribution to the holders of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our common stock bear the risk of our future offerings reducing the market price of our common stock and diluting their stock holdings in us.

The number of shares of our common stock available for future sale, including by BBR and its affiliates, could adversely affect the market price of our common stock, and future sales by us of shares of our common stock may be dilutive to existing stockholders.

Sales of substantial amounts of shares of our common stock in the public market, or upon exchange of common units or exercise of any options, or the perception that such sales might occur could adversely affect the market price of our common stock. The exchange of common units for common stock, the exercise of any stock options or the vesting of any shares of restricted common stock granted under our 2012 Equity Incentive Plan, the issuance of our common stock or common units in connection with property, portfolio or business acquisitions and other issuances of our common stock or common units could have an adverse effect on the market price of the shares of our common stock. Also, BBR and its affiliates will hold                  shares of common stock on a pro forma basis and will be a party to an agreement that provides for registration rights. The exercise of these registration rights could depress the price of our common stock. The existence of shares of our common stock reserved for issuance as restricted shares or upon exchange of common units or exercise of any options may adversely affect the terms upon which we may be able to obtain additional capital through the sale of equity securities. In addition, future sales by us of our common stock may be dilutive to existing stockholders.

Lock-up agreements may not limit the number of shares of common stock that will be available for sale into the market, which could reduce the market price for our common stock.

Our executive officers and our directors and BBR and its affiliates have entered into lock-up agreements that, subject to exceptions, prohibit them from selling, pledging, transferring or otherwise disposing of our common stock or securities convertible into our common stock for a period of 180 days after the date of this prospectus. The representative of the underwriters may, in its discretion, release all or any portion of the common stock subject to the lock-up agreements with our directors and officers and BBR and its affiliates at any time without notice or stockholder approval. If the restrictions under the lock-up agreements are waived or terminated, up to approximately                  shares of common stock, including securities convertible into our common stock, will be available for sale into the market, subject only to applicable securities rules and regulations and, in some cases, vesting requirements, which could reduce the market price for our common stock.

There are no established trading markets for our common stock and broad market fluctuations could negatively impact the market price of our stock.

Currently, there is no established trading market for our common stock. We intend to apply to list our common stock on the NYSE under the symbol “GNKO.” We cannot assure you that our listing application will be accepted or that, if accepted, an active trading market for our common stock will develop after the offering or if one does develop, that it will be sustained.

Even if an active trading market develops, the market price of our common stock may be volatile. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the market price of our common stock declines, you may be unable to resell your shares at or above the initial public offering price. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly in the future. Some of the factors that could affect our stock price or result in fluctuations in the price or trading volume of our common stock include:

¡	actual or anticipated variations in our quarterly operating results;

¡	changes in our operations or earnings estimates or publication of research reports about us or the industry;

¡	changes in market valuations of similar companies;

¡	the attractiveness of the securities of REITs in comparison to securities issued by other entities (including securities issued by other real estate companies);

¡	adverse market reaction to any increased indebtedness we incur in the future;

¡	additions or departures of key management personnel;

¡	actions by institutional stockholders;

¡	future offerings of debt or equity securities;

¡	speculation in the press or investment community; and

¡	general market and economic conditions.

In addition, the stock market has experienced price and volume fluctuations that have affected the market prices of many companies in industries similar or related to ours and may have been unrelated to operating performances of these companies. These broad market fluctuations could reduce the market price of our common stock.

Differences between the book value of the assets to be acquired in our formation transactions and the price paid for our common stock will result in an immediate and material dilution of the book value of our common stock.

As of December 31, 2011, the pro forma net tangible book value of the assets to be acquired by us in our formation transactions was approximately $         million. As a result, the pro forma net tangible book value per share of our common stock after the consummation of our formation transactions and this offering will be less than the initial public offering price. The purchasers of our common stock offered hereby will experience immediate and substantial dilution of $         per share in the pro forma net tangible book value per share of our common stock.

Increases in market interest rates may result in a decrease in the value of our common stock.

One of the factors that will influence the price of our common stock will be the dividend yield on our common stock (as a percentage of the price of our common stock) relative to market interest rates. An increase in market interest rates may lead prospective purchasers of our common stock to expect a higher dividend yield and, if we are unable to pay such yield, the market price of our common stock could decrease.

The market price of our common stock could be adversely affected by our level of cash dividends.

The market value of the equity securities of a REIT is based primarily upon the market’s perception of the REIT’s growth potential and its current and potential future cash distributions, whether from operations, sales or refinancings, and is secondarily based upon the real estate market value of the underlying assets. For that reason, our common stock may trade at prices that are higher or lower than our net asset value per share. To the extent we retain operating cash flow for investment purposes, working capital reserves or other purposes, these retained funds, while increasing the value of our underlying assets, may not correspondingly increase the market price of our common stock. Our failure to meet the market’s expectations with regard to future earnings and cash distributions likely would adversely affect the market price of our common stock.

We will become subject to financial reporting and other requirements for which our accounting, internal audit and other management systems and resources may not be adequately prepared and we may not be able to accurately report our financial results.

Following this offering, we will become subject to reporting and other obligations under the Exchange Act, including the requirements of Section 404 of the Sarbanes-Oxley Act. Section 404 requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm addressing these assessments. These reporting and other obligations will place significant demands on our management, administrative, operational, internal audit and accounting resources and will cause us to incur significant expenses. We may need to upgrade our systems or create new systems; implement additional financial and management controls, reporting systems and procedures; expand our internal audit function; and hire additional accounting, internal audit and finance staff. If we are unable to accomplish these objectives in a timely and effective fashion, our ability to comply with the financial reporting requirements and other rules that apply to reporting companies could be impaired. Any failure to achieve and maintain effective internal controls could have a material adverse effect on our business, operating results and stock price.

U.S. Federal Income Tax Risks

Failure to qualify as a REIT, or failure to remain qualified as a REIT, would cause us to be taxed as a regular corporation, which would substantially reduce funds available for distributions to our stockholders.

We believe that our organization and proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT commencing with our short taxable year ending December 31, 2012. However, we cannot assure you that we will qualify and remain qualified as a REIT. In connection with this offering, we will receive an opinion from Hunton & Williams LLP that, commencing with our short taxable year ending December 31, 2012, we will be organized in conformity with the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws and our proposed method of operations will enable us to satisfy the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws for our short taxable year ending December 31, 2012 and subsequent taxable years. Investors should be aware that Hunton & Williams LLP’s opinion is based upon customary assumptions, will be conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our assets and the conduct of our business, is not binding upon the Internal Revenue Service (“IRS”), or any court and speaks as of the date issued. In addition, Hunton & Williams LLP’s opinion will be based on existing U.S. federal income tax law governing qualification as a REIT, which is subject to change either prospectively or retroactively. Moreover, our qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the federal tax laws. Hunton & Williams LLP will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that our actual results of operations for any particular taxable year will satisfy such requirements.

If we fail to qualify as a REIT in any taxable year, we will face serious tax consequences that will substantially reduce the funds available for distributions to our stockholders because:

¡	we would not be allowed a deduction for dividends paid to stockholders in computing our taxable income and would be subject to U.S. federal income tax at regular corporate rates;

¡	we could be subject to the federal alternative minimum tax and possibly increased state and local taxes; and

¡	unless we are entitled to relief under certain U.S. federal income tax laws, we could not re-elect REIT status until the fifth calendar year after the year in which we failed to qualify as a REIT.

In addition, if we fail to qualify as a REIT, we will no longer be required to make distributions. As a result of all these factors, our failure to qualify as a REIT could impair our ability to expand our business and raise capital, and it would adversely affect the value of our common stock. See “Material U.S. Federal Income Tax Considerations” for a discussion of material U.S. federal income tax consequences relating to us and our common stock.

Even if we qualify as a REIT, we may face other tax liabilities that reduce our cash flows.

Even if we qualify for taxation as a REIT, we may be subject to certain federal, state and local taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes. In addition, our TRS will be subject to regular corporate federal, state and local taxes. Any of these taxes would decrease cash available for distributions to stockholders.

Failure to make required distributions would subject us to U.S. federal corporate income tax.

We intend to operate in a manner so as to qualify as a REIT for U.S. federal income tax purposes. In order to qualify as a REIT, we generally are required to distribute at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain, each year to our stockholders. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our REIT taxable income, we will be subject to U.S. federal corporate income tax on our undistributed taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under the Code.

The prohibited transactions tax may limit our ability to dispose of our properties.

A REIT’s net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property other than foreclosure property, held primarily for sale to customers in the ordinary course of business. We may be subject to the prohibited transaction tax equal to 100% of net gain upon a disposition of real property. Although a safe harbor to the characterization of the sale of real property by a REIT as a prohibited transaction is available, we cannot assure you that we can comply with the safe harbor or that we will avoid owning property that may be characterized as held primarily for sale to customers in the ordinary course of business. Consequently, we may choose not to engage in certain sales of our properties or may conduct such sales through our TRS, which would be subject to federal and state income taxation.

We may pay taxable dividends of our common stock and cash, in which case stockholders may sell shares of our common stock to pay tax on such dividends, placing downward pressure on the market price of our common stock.

We may distribute taxable dividends that are payable in cash and common stock at the election of each stockholder. The IRS has issued private letter rulings to other REITs treating certain distributions that are paid partly in cash and partly in stock as taxable dividends that would satisfy the REIT annual distribution requirement and qualify for the dividends paid deduction for U.S. federal income tax purposes. Those rulings may be relied upon only by taxpayers to whom they were issued, but we could request a similar ruling from the IRS. In addition, the IRS previously issued a revenue procedure authorizing publicly traded REITs to make elective cash/stock dividends, but that revenue procedure does not apply to our current and future taxable years. Accordingly, it is unclear whether and to what extent we will be able to make taxable dividends payable in cash and common stock.

If we made a taxable dividend payable in cash and common stock, taxable stockholders receiving such dividends will be required to include the full amount of the dividend as ordinary income to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. As a result, stockholders may be required to pay income tax with respect to such dividends in excess of the cash dividends received. If a U.S. stockholder sells the common stock that it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our common stock at the time of the sale. Furthermore, with respect to certain non-U.S. stockholders, we may be required to withhold U.S. federal income tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in common stock. If we made a taxable dividend payable in cash and our common stock and a significant number of our stockholders determine to sell shares of our common stock in order to pay taxes owed on dividends, it may put downward pressure on the trading price of our common stock. We do not currently intend to pay taxable dividends of our common stock and cash, although we may choose to do so in the future.

The ability of our board of directors to revoke our REIT qualification without stockholder approval may cause adverse consequences to our stockholders.

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT. If we cease to qualify as a REIT, we would become subject to U.S. federal income tax on our taxable income and would no longer be required to distribute most of our taxable income to our stockholders, which may have adverse consequences on our total return to our stockholders.

Our ownership of our TRS will be subject to limitations and our transactions with our TRS will cause us to be subject to a 100% penalty tax on certain income or deductions if those transactions are not conducted on arm’s-length terms.

Overall, no more than 25% of the value of a REIT’s assets may consist of stock or securities of one or more TRS. In addition, the Code limits the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. The Code also imposes a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm’s-length basis. Furthermore, we will monitor the value of our investment in our TRS for the purpose of ensuring compliance with TRS ownership limitations and will structure our transactions with our TRS on terms that we believe are arm’s length to avoid incurring the 100% excise tax described above. There can be no assurance, however, that we will be able to comply with the 25% TRS securities limitation or to avoid application of the 100% excise tax.

You may be restricted from acquiring or transferring certain amounts of our common stock.

The stock ownership restrictions of the Code for REITs and the 9.8% stock ownership limit in our charter may inhibit market activity in our capital stock and restrict our business combination opportunities.

In order to qualify as a REIT for each taxable year after 2012, five or fewer individuals, as defined in the Code, may not own, beneficially or constructively, more than 50% in value of our issued and outstanding stock at any time during the last half of a taxable year. Attribution rules in the Code determine if any individual or entity beneficially or constructively owns our capital stock under this requirement. Additionally, at least 100 persons must beneficially own our capital stock during at least 335 days of a taxable year for each taxable year after 2012. To help insure that we meet these tests, our charter restricts the acquisition and ownership of shares of our capital stock.

Our charter, with certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. Unless exempted by our board of directors, our charter prohibits any person from beneficially or constructively owning more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our capital stock. Our board of directors may not grant an exemption from these restrictions to any proposed transferee whose ownership in excess of 9.8% of the value of our outstanding shares would result in our failing to qualify as a REIT. These restrictions on transferability and ownership will not apply, however, if our board of directors determines that it is no longer in our best interest to continue to qualify as a REIT.

We may be subject to adverse legislative or regulatory tax changes that could reduce the market price of our common stock.

At any time, the U.S. federal income tax laws governing REITs or the administrative interpretations of those laws may be amended. We cannot predict when or if any new U.S. federal income tax law, regulation or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation, or interpretation may take effect retroactively. We and our stockholders could be adversely affected by any such change in the U.S. federal income tax laws, regulations or administrative interpretations.

ERISA Risks

If you fail to meet the fiduciary and other standards under ERISA or the Code as a result of an investment in our common stock, you could be subject to criminal and civil penalties

Fiduciaries of employee benefit plans subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) should take into account their fiduciary responsibilities in connection with a decision to invest in our common stock. If such fiduciaries breach their responsibilities, including (among other things) the responsibility to act prudently, to diversify the plan’s assets, and to follow plan documents and investment policies, they may be held liable for plan losses and may be subject to civil or criminal penalties and excise taxes. Similar consequences may result if a plan’s investment in shares of our stock constitutes a so-called “prohibited transaction” under ERISA. Plans or arrangements that are not subject to ERISA, such as individual retirement accounts, may be subject to Section 4975 of the Code, which contains similar prohibited transaction rules.

Although it is intended that our underlying assets and our operating partnership’s underlying assets will not constitute “plan assets” of ERISA plans within the meaning of Department of Labor regulations and Section 3(42) of ERISA, there can be no assurance in this regard. If our assets or our operating partnership’s assets constitute plan assets under ERISA, certain transactions in which we might normally engage could constitute prohibited transactions under ERISA or the Code. If our assets or our operating partnership’s assets are plan assets, our managers may be fiduciaries under ERISA.

Governmental employee benefit plans and certain church plans are exempt from ERISA, but these plans may be subject to federal, state or local laws that are similar to the ERISA laws and regulations discussed above.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the safe harbor from civil liability provided for such statements by the Private Securities Litigation Reform Act of 1995 (set forth in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act). You can identify forward-looking statements by the use of words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “seeks,” “should,” “will,” and variations of such words or similar expressions. Our forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by our forward-looking statements are reasonable, we can give no assurance that our plans, intentions, expectations, strategies or prospects will be attained or achieved and you should not place undue reliance on these forward-looking statements. Furthermore, actual results may differ materially from those described in the forward-looking statements and may be affected by a variety of risks and factors including, without limitation:

¡

the factors included in this prospectus, including those set forth under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business;”

¡	the competitive environment in which we operate;

¡	real estate risks, including fluctuations in real estate values and the general economic climate in local markets and competition for tenants in such markets;

¡	decreased rental rates or increasing vacancy rates;

¡	potential defaults on or non-renewal of leases by tenants;

¡	potential bankruptcy or insolvency of tenants;

¡	acquisition risks, including failure of such acquisitions to perform in accordance with projections;

¡	the timing of acquisitions and dispositions;

¡	potential natural disasters such as hurricanes;

¡	national, international, regional and local economic conditions;

¡	the general level of interest rates;

¡

potential changes in the law or governmental regulations that affect us and interpretations of those laws and regulations, including changes in real estate and zoning or REIT tax laws, and potential increases in real property tax rates;

¡

financing risks, including the risks that our cash flows from operations may be insufficient to meet required payments of principal and interest and we may be unable to refinance our existing debt upon maturity or obtain new financing on attractive terms or at all;

¡	lack of or insufficient amounts of insurance;

¡	our ability to qualify and maintain our qualification as a REIT;

¡	litigation, including costs associated with prosecuting or defending claims and any adverse outcomes; and

¡

possible environmental liabilities, including costs, fines or penalties that may be incurred due to necessary remediation of contamination of properties presently owned or previously owned by us or a subsidiary owned by us or acquired by us.

Any forward-looking statement speaks only as of the date on which it is made. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. Except as required by law, we are not obligated to, and do not intend to, update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Market data and industry forecasts and projections used in this prospectus have been obtained from RCG or other independent industry sources. Forecasts, projections and other forward-looking information obtained from RCG or other sources are subject to similar qualifications and uncertainties as other forward-looking statements in this prospectus.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from the sale of shares of our common stock in this offering will be approximately $         million (or approximately $         million if the underwriters exercise their overallotment option in full), in each case after deducting underwriting discounts of approximately $         million (or approximately $         million if the underwriters exercise their overallotment option in full) and estimated organizational and offering expenses of approximately $ million payable by us. We will contribute the net proceeds of this offering to our operating partnership in exchange for common units of our operating partnership.

We expect our operating partnership will use the net proceeds as follows:

¡	approximately $ in cash to make a payment to affiliates of BBR in consideration for the sale of a portion of their interest in our properties in connection with our formation transactions;

¡

approximately $         million (including principal, related accrued interest and prepayment penalties) to repay mortgage debt secured by certain of the properties we will acquire in our formation transactions which bears interest at a weighted average rate of     % per annum and has a weighted average remaining years to maturity of years;

¡	approximately $ million to pay expenses associated with our formation transactions; and

¡	approximately $ million to fund future acquisitions and for general corporate purposes.

If the underwriters exercise their overallotment option in full, we expect to use the additional $         million of net proceeds to fund future acquisitions and for general corporate purposes.

The debt repayments described above are estimated based on principal outstanding, related accrued interest outstanding and prepayment penalties as of December 31, 2011. The actual amounts of the debt repayments will depend on the principal outstanding, related accrued interest outstanding and prepayment penalties at the time of payment and may be greater than or less than our estimates above.

Pending application of cash proceeds, we intend to invest the net proceeds temporarily in interest-bearing, short-term investment-grade securities, money-market accounts or checking accounts, which are consistent with our intention to qualify for taxation as a REIT. Such investments may include, for example, government and government agency certificates, certificates of deposit, interest-bearing bank deposits and mortgage loan participations. These initial investments are expected to provide a lower net return than we will seek to achieve from investments in our properties.

DISTRIBUTION POLICY

To satisfy the requirements to qualify as a REIT, and to avoid paying taxes on our taxable income, we intend to make regular quarterly distributions of all, or substantially all, of our taxable income (including net capital gains) to our stockholders. We intend to pay a pro rata initial distribution with respect to the period commencing on the completion of this offering and ending             , based on $         per share for a full quarter. On an annualized basis, this would be $         per share, or an annual distribution rate of approximately     %, based on an estimated initial public offering price at the midpoint of the price range set forth on the cover page of this prospectus. We estimate that this initial annual distribution rate will represent approximately     % of estimated cash available for distribution for the 12 months ending December 31, 2012. Our intended initial annual distribution rate has been established based on our estimate of cash available for distribution for the 12 months ending December 31, 2012, which we have calculated based on adjustments to our pro forma income for the year ended December 31, 2011. This estimate was based on our historical operating results and does not take into account our growth strategy. In estimating our cash available for distribution for the 12 months ending December 31, 2012, we have made certain assumptions as reflected in the table and footnotes below.

Our estimate of cash available for distribution does not include the effect of any changes in our working capital resulting from changes in our working capital accounts. Our estimate also does not reflect the amount of cash estimated to be used for investing activities for acquisition and other activities, other than a reserve for recurring capital expenditures. It also does not reflect the amount of cash estimated to be used for financing activities, other than scheduled loan principal payments on mortgage and other indebtedness that will be outstanding upon completion of our formation transactions and this offering. Any such investing and/or financing activities may have a material effect on our estimate of cash available for distribution. Because we have made the assumptions set forth above in estimating cash available for distribution, we do not intend this estimate to be a projection or forecast of our actual results of operations, liquidity, FFO, AFFO, EBITDA or Adjusted EBITDA, and have estimated cash available for distribution for the sole purpose of estimating the amount of our initial annual distribution rate. Our estimate of cash available for distribution should not be considered as an alternative to cash flow from operating activities (computed in accordance with GAAP) or as an indicator of our liquidity or our ability to pay distributions or make other distributions. In addition, the methodology upon which we made the adjustments described below is not necessarily intended to be a basis for determining future distributions.

Dividends and other distributions made by us will be authorized and determined by our board of directors in its sole discretion out of funds legally available therefor and will be dependent upon a number of factors, including restrictions under applicable law and other factors described below. We believe that our estimate of cash available for distribution constitutes a reasonable basis for setting the initial distribution rate for the 12-month period following completion of our formation transactions and this offering; however, we cannot assure you that the estimate will prove accurate, and actual distributions may therefore be significantly different from the expected distributions. We do not intend to reduce the expected distributions per share if the underwriters’ overallotment option is exercised.

We cannot assure you that our estimated distributions will be made or sustained or that our board of directors will not change our distribution policy in the future. Any dividends or other distributions we pay in the future will depend upon our actual results of operations, economic conditions, debt service requirements and other factors that could differ materially from our current expectations. Our actual results of operations will be affected by a number of factors, including the revenue we receive from our properties, our operating expenses, interest expense, the ability of our residents to meet their obligations and unanticipated expenditures. For more information regarding risk factors that could materially adversely affect our actual results of operations. See “Risk Factors.”

U.S. federal income tax law requires that a REIT distribute annually at least 90% of its REIT taxable income, determined without regard to the dividends paid deduction and excluding net capital gains, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its taxable income. See “Material U.S. Federal Income Tax Considerations—Distribution Requirements.” We anticipate that our estimated cash available for distribution will exceed the amount required to be distributed pursuant to the annual distribution requirements applicable to REITs. However, under some circumstances, we may be required to pay distributions in excess of cash available for distribution in order to meet these distribution requirements or avoid taxes on retained income. To the extent that our cash available for distribution is less than the amount required to be distributed under the REIT provisions of the Code, we may consider various funding sources to cover any such shortfall, including selling certain of our assets or using a portion of the net proceeds from this offering or future offerings. We may also elect to pay distributions in the form of taxable distributions of our shares or debt securities. If, in the future, we issue any shares of preferred stock, the distribution preference on the shares of preferred stock could limit our ability to make distributions to the holders of our shares of common stock.

The following table describes our pro forma income available to common stockholders for the 12 months ending December 31, 2011, and the adjustments we have made thereto in order to estimate our initial cash available for distribution for the 12 month period ending December 31, 2012 (amounts in thousands). These calculations do not assume any changes to our operations or any acquisitions or dispositions, which could affect our operating results and cash flows, or changes in our outstanding shares of common stock. We cannot assure you that our actual results will be the same as or comparable to the calculations below.

For the 12 Months Ended December 31, 2011
Pro forma net income (loss) for the 12 months ended December 31, 2011	$
Add: Depreciation and amortization
Add: Net increase/decrease in estimated third-party management fee income from existing management contracts as of December 31, 2011(1)
Add: Net rental increases effective through December 31, 2011(2) (3)
Less: Changes in contractual compensation for senior executives based on new employment agreements
Estimated cash flows from operating activities for the 12 months ending December 31, 2012	$
Estimated cash flows used in investing activities:
Less: Annual provision for recurring capital expenditures(4)
Total estimated cash flow used in investing activities	$
Estimated cash flows used in financing activities:
Less: Scheduled loan principal payments(5)

Total estimated cash flow used in financing activities	$

Total estimated annual cash available for distribution for the 12 months ending December 31, 2012(6)	$
Total estimated initial annual distribution to stockholders and operating partnership unit holders(7)	$
Estimated annual distribution per share	$
Payout ratio based on estimated cash available for distribution		%

(1)	Adjustment reflects the net increase/decrease in contractual management fee revenues for the 12 months ending December 31, 2012 compared to the same period ended December 31, 2011 from contracts in place as of December 31, 2011.

(2)	Represents pro forma additional revenues based on contractual rental increases as of December 31, 2011 as if the increases were in effect beginning on January 1, 2011.

(3)	Property-level expenses for the properties that we have given pro forma effect to rental increases were generally unchanged for the 12 months ended December 31, 2011.

(4)	Represents recurring capital expenditures based on a pro forma historic average of recurring capital expenditures calculated as follows:

	2011	2010	2009	Average
Recurring Capital Expenditures (thousands)	$2,391	$2,906	$1,634	$2,310
Units	5,768	5,768	5,768	5,768
Average Recurring Capital Expenditures Per Unit	$415	$504	$283	$400

(5)	Represents pro forma scheduled loan amortization payments for our properties after the repayment of certain loans with the net proceeds from this offering.

(6)	Reflects estimated cash flows less cash flow used in financing and investing activities.

(7)	Estimated initial annual distribution calculated by multiplying the issued shares of by the assumed annual distribution amount per share of .

CAPITALIZATION

The following table sets forth:

¡	the audited historical capitalization of Ginkgo Predecessor as of December 31, 2011;

¡

our unaudited pro forma capitalization as of December 31, 2011, giving effect to our formation transactions but without giving effect to the sale of                  shares of common stock in this offering, the payment by us of estimated organizational and offering expenses, the use of proceeds of this offering and the grant of shares of restricted common stock to our executive officers, independent directors and certain employees; and

¡

our unaudited pro forma capitalization as of December 31, 2011, giving effect to our formation transactions and the sale of                  shares of common stock in this offering at an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus), net of the underwriting discounts, the payment by us of estimated organizational and offering expenses, the use of proceeds of this offering and the grant of shares of restricted common stock to our executive officers, independent directors and certain employees.

This table should be read in conjunction with “Use of Proceeds,” “Selected Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Ginkgo Predecessor’s historical audited financial statements and the unaudited pro forma financial information and related notes appearing elsewhere in this prospectus.

	As of December 31, 2011
	Ginkgo Predecessor Historical	Company Pro Forma		Company Pro Forma, As Adjusted(1)(2)
	(audited)	(unaudited)		(unaudited)
	(dollars in thousands)
Mortgages and other secured loans	$406,476	$		$

Owners’ equity (deficit)	42,652
Stockholders’ equity (deficit):
Preferred stock, par value $0.01 per share, 10,000,000 shares authorized, no shares issued and outstanding	—		—	—
Common stock, par value $0.01 per share; 100,000,000 shares authorized, 0, 100 and shares issued and outstanding on a historical, pro forma and pro forma as adjusted basis, respectively	—		—
Additional paid-in capital	—		—
Non-controlling interest in our operating partnership	—		—

Total owners’ and stockholders’ equity (deficit)	42,652

Total capitalization	$449,128	$		$

(1)	Assumes shares will be sold in this offering at an initial public offering price of $ per share for net proceeds of approximately $ million after deducting the underwriting discounts and estimated organizational and offering expenses payable by us of approximately $ million. See “Use of Proceeds.”

(2)	The common stock outstanding as shown includes (i) shares of common stock to be issued in connection with our formation transactions, and (ii) shares of restricted common stock to be granted to our executive officers, independent directors and certain employees under our 2012 Equity Incentive Plan upon the completion of this offering. The common stock outstanding as shown does not include (i) up to shares issuable upon exercise of the underwriters’ overallotment option in full and (ii) shares of our common stock reserved for future issuance under our 2012 Equity Incentive Plan. See “Management—2012 Equity Incentive Plan.”

DILUTION

Purchasers of our common stock offered in this prospectus will experience an immediate and substantial dilution of the net tangible book value of our common stock from the initial public offering price. As of December 31, 2011, we had a net tangible book value of approximately $441 million, or $         per share of our common stock to be held by our continuing investors (BBR and its affiliates). After giving effect to our formation transactions and the sale of the shares of our common stock offered hereby, including the use of proceeds as described under “Use of Proceeds” and the deduction of underwriting discounts and estimated organizational and offering expenses, the pro forma net tangible book value as of December 31, 2011 attributable to common stockholders, excluding the effects of the grant of shares of restricted common stock to our executive officers, independent directors and certain employees, would have been $         million, or $         per share of our common stock. This amount represents an immediate decrease in net tangible book value of $         per share to the continuing investors and an immediate dilution in pro forma net tangible book value of $         per share from an assumed initial public offering price of $         per share of our common stock (the midpoint of the price range set forth on the cover page of this prospectus) to new public investors. See “Risk Factors—Risks Related to this Offering—Differences between the book value of the assets to be acquired in our formation transactions and the price paid for our common stock will result in an immediate and material dilution of the book value of our common stock.” The following table illustrates this per share dilution:

Initial public offering price per share
Net tangible book value per share before our formation transactions and this offering(1)
Decrease in pro forma net tangible book value per share attributable to our formation transactions, but before this offering(2)
Increase in pro forma net tangible book value per share attributable to this offering(3)

Net decrease in pro forma net tangible book value per share attributable to the formation transactions and this offering

Pro forma net tangible book value per share after our formation transactions and this offering(4)

Dilution in pro forma net tangible book value per share to new investors(5)

(1)	Net tangible book value per share of our common stock before our formation transactions and this offering is determined by dividing net tangible book value based on December 31, 2011 net book value of the tangible assets of Ginkgo Predecessor by the number of shares of our common stock to be issued to BBR and its affiliates in our formation transactions.

(2)	The decrease in pro forma net tangible book value per share attributable to our formation transactions, but before this offering, represents the difference between (a) the net tangible book value per share before our formation transactions and this offering (see note (1) above) and (b) the pro forma net tangible book value per share, excluding net offering proceeds, divided by the number of outstanding shares of common stock after our formation transactions, but before this offering, excluding the shares of restricted common stock that we will issue upon completion of this offering.

(3)	The increase in pro forma net tangible book value per share attributable to this offering is determined by subtracting (a) the sum of (i) the pro forma net tangible book value per share before our formation transactions and this offering (see note (1) above) and (ii) the decrease in pro forma net tangible book value per share attributable to our formation transactions (see note (2) above) from (b)(i) the pro forma net tangible book value per share after our formation transactions and this offering (see note (4) below) divided by (ii) the number of outstanding shares of common stock after our formation transactions and this offering, excluding the shares of restricted common stock that we will issue upon completion of this offering.

(4)	Based on pro forma net tangible book value per share of approximately $ million divided by the shares of common stock to be outstanding after our formation transactions and this offering, excluding the shares of restricted common stock that we will issue upon completion of this offering.

(5)	Dilution is determined by subtracting pro forma net tangible book value per share of our common stock after our formation transactions and this offering from the initial public offering price paid by a new investor for a share of our common stock.

SELECTED FINANCIAL INFORMATION

The following table sets forth selected financial and operating data on (1) a pro forma basis for our company and (2) a combined historical basis for Ginkgo Predecessor. On a pro forma basis we will own 24 properties consisting of properties currently owned by Ginkgo Predecessor. Ginkgo Predecessor is part of our predecessor business and consists of the management company and the subsidiaries of BBR that will be contributed to us in our formation transactions. Ginkgo Predecessor’s combined historical financial information includes:

¡	the real estate operations for the 24 subsidiaries of BBR that are being contributed to us in our formation transactions; and

¡	assets and liabilities of the management company, including its asset and property management operations, that are being contributed to us in our formation transactions.

In the selected financial and operating data, we have not presented historical financial information for Ginkgo Residential Trust Inc. because we have not had any corporate activity since our formation other than the issuance of shares of common stock in connection with the initial capitalization of our company, and because we believe that a discussion of the results of Ginkgo Residential Trust Inc. would not be meaningful.

You should read the following selected financial and operating data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operation,” our unaudited pro forma consolidated financial statements and related notes and the historical combined financial statements and related notes of Ginkgo Predecessor, all of which were prepared by our management team.

The unaudited pro forma condensed consolidated balance sheet data is presented as if this offering and our formation transactions had occurred on December 31, 2011, and the unaudited pro forma statement of operations and other data for the year ended December 31, 2011 is presented as if this offering and our formation transactions had occurred on January 1, 2011. The pro forma financial information is not necessarily indicative of what our actual financial condition would have been as of December 31, 2011 or what our actual results of operations would have been assuming this offering and our formation transactions had been completed as of January 1, 2011, nor does it purport to represent our future financial position or results of operations.

The selected historical combined balance sheet information as of December 31, 2011 and 2010, and the historical combined statement of operations data for the years ended December 31, 2011, 2010, and 2009, have been derived from the combined financial statements of Ginkgo Predecessor, which were audited by Grant Thornton LLP, independent registered public accountants, and are included elsewhere in this prospectus. The summary historical cost balance sheet information as of December 31, 2009, 2008 and 2007 and the historical combined statement of operations data for the years ended December 31, 2008 and 2007 have been derived from unaudited combined financial statements of Ginkgo Predecessor, which are not included in this prospectus.

	Year Ended December 31,
	Company Pro Forma Consolidated	Ginkgo Predecessor Historical Combined
	2011	2011	2010	2009	2008	2007
	(Unaudited)	(Audited)	(Audited)	(Audited)	(Unaudited)	(Unaudited)
	(in thousands)
Statement of Operations Data:
Revenues:
Rental revenue	$	$55,460	$54,140	$54,167	$55,615	$54,553
Fee revenue		4,725	5,072	4,575	4,489	1,433
Expense reimbursements		1,872	2,108	2,455	2,992	791
Interest and other income		9	6	41	4	3

Total revenues		62,067	61,326	61,238	63,100	56,779

Expenses:
Property operations		22,594	22,308	20,945	22,353	21,287
General and administrative		9,367	8,976	8,715	11,737	9,081
Interest		22,879	22,932	22,978	23,289	22,422
Depreciation and amortization		19,156	18,857	18,458	18,067	15,753

Total expenses		73,996	73,073	71,096	75,447	68,543

Loss before impairment, casualty gains		(11,929)	(11,748)	(9,858)	(12,347)	(11,763)
Provision for impairment		—	(1,925)	(3,475)	—	—
Gain (loss) on casualty settlements		104	—	—	—	83

Net loss	$	$(11,825)	$(13,673)	$(13,333)	$(12,347)	$(11,680)

Net loss per share attributable to the company	$

Cash Flow Data:
Net cash provided by operating activities	$	$8,367	$6,453	$6,644
Net cash used in investing activities		(3,767)	(3,746)	(1,936)
Net cash provided by (used in) financing activities		(1,293)	626	(2,909)

	(Unaudited)	(Audited)	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)
Balance Sheet Data (End of Period):
Assets:
Apartment properties	$	$526,613	$523,921	$522,763	$524,437	$520,199
Less accumulated depreciation		(86,087)	(67,812)	(49,593)	(31,340)	(13,516)

Real estate assets, net		440,526	456,109	473,170	493,096	506,683
Other assets, net		16,265	12,508	10,634	7,928	4,646

Total assets	$	$456,791	$468,617	$483,804	$501,024	$511,329

Liabilities and equity
Mortgages payable		406,476	407,446	408,265	409,042	403,699
Other liabilities, net		7,663	6,371	5,188	6,113	4,947
Equity		42,652	54,800	70,351	85,870	102,682

Total liabilities and equity	$	$456,791	$468,617	$483,804	$501,024	$511,329

	Year Ended December 31,
	Company Pro Forma Consolidated	Ginkgo Predecessor Historical Combined
	2011	2011	2010	2009	2008	2007
	(in thousands)
Funds from Operations (FFO) (Unaudited)(1)
Net loss	$	$(11,825)	$(13,673)	$(13,333)	$(12,347)	$(11,680)
Real estate depreciation		19,020	18,753	18,361	17,983	15,639
Provision for impairment		—	1,925	3,475	—	—
Gain on casualty settlements		(104)	—	—	—	(83)

FFO	$	$7,092	$7,005	$8,503	$5,636	$3,876

Adjusted Funds from Operations (AFFO) (Unaudited)(1)
FFO	$	$7,092	$7,005	$8,503	$5,636	$3,876
Recurring capital expenditures		(2,391)	(2,906)	(1,634)	(2,867)	(3,450)
Amortization of loan costs		77	77	77	64	94

AFFO	$	$4,777	$4,177	$6,946	$2,833	$519

EBITDA (Unaudited) (1)
Net loss	$	$(11,825)	$(13,673)	$(13,333)	$(12,347)	$(11,680)
Interest expense		22,879	22,932	22,978	23,289	22,422
Interest income		(9)	(6)	(6)	(4)	—
Depreciation expense		19,076	18,778	18,381	18,004	15,659
Amortization expense		81	78	77	64	94

EBITDA		30,201	28,110	28,097	29,006	26,495
Provision for impairment		—	1,925	3,475	—	—
Gain on casualty settlements		(104)	—	—	—	(83)

Adjusted EBITDA	$	$30,097	$30,035	$31,572	$29,006	$26,411

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more detailed explanations of FFO, AFFO, EBITDA and Adjusted EBITDA, and reconciliations of FFO, AFFO, EBITDA and Adjusted EBITDA to net income computed in accordance with GAAP.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the risks described in “Risk Factors” and elsewhere in this prospectus. You should read the following discussion along with “Cautionary Note Regarding Forward-Looking Statements” and the combined financial statements and related notes included elsewhere in this prospectus.

Overview

Our Company

We are a newly formed, self-administered and self-managed REIT focused on acquiring, renovating, repositioning and managing mid-market apartment communities in the southern United States. We were formed to continue the business of BNP Residential Properties, Inc. From October 1994 until February 2007, when it was sold to BBR, BNP was a publicly traded REIT (AMEX:BNP) that acquired, renovated, repositioned and managed a portfolio of mid-market apartment communities located in the southern United States. Through this offering, we are reintroducing BNP’s executive management team, business strategy and a substantial portion of its apartment portfolio to the public markets. We are led by Philip S. Payne, our Chairman, Chief Executive Officer and President, and D. Scott Wilkerson, our Chief Operating Officer, who each held similar positions with BNP.

Following completion of our formation transactions (as described below under “—Formation Transactions and Financial Statement Presentation”) and this offering, our strategy will be to continue and grow the multifamily residential real estate business begun by BNP. We expect to own initially a portfolio of 24 apartment communities in North Carolina, South Carolina and Virginia, containing a total of 5,768 apartment units. For the year ended December 31, 2011, the economic occupancy rate for this portfolio was 94.1%, and the average monthly revenue per occupied unit was $850. In addition, upon completion of our formation transactions and this offering, we will continue to provide comprehensive property management, financial reporting and management services for 28 properties owned by BBR or its subsidiaries, and various levels of property management, financial reporting and management services for 12 properties owned by seven third parties.

Formation Transactions and Financial Statement Presentation

Prior to or concurrently with the completion of this offering, we will engage in certain formation transactions, which are designed to:

¡	consolidate the ownership of our portfolio under our operating partnership;

¡	cause us to succeed to the asset management and property management business of the management company;

¡	facilitate this offering;

¡	enable us to repay existing indebtedness related to certain properties in our portfolio;

¡	enable us to qualify as a REIT for federal income tax purposes commencing with our short taxable year ending December 31, 2012; and

¡	provide us with growth capital to expand our business and portfolio of properties.

As a result of our formation transactions, our future financial condition and results of operations may differ significantly from, and will not be comparable with, the historical financial position and results of operations of Ginkgo Predecessor. Ginkgo Predecessor is not a legal entity but rather a combination of (i) entities owned by BBR that currently own interests in the 24 properties to be contributed to us, which interests we will own after the completion of our formation transactions, and (ii) the management company.

Since our formation, we have not had any material corporate activity. Accordingly, this Management’s Discussion and Analysis of Financial Condition and Results of Operations generally discusses the historical operations of Ginkgo Predecessor. The following discussion and analysis is based on, and should be read in conjunction with, the audited financial statements and notes thereto as of December 31, 2011 and 2010 (and for the years ended December 31, 2011, 2010 and 2009) of Ginkgo Predecessor, and our unaudited pro forma consolidated financial statements and related notes thereto included elsewhere in this prospectus, which present on a pro forma basis the financial condition and results of operations of our company as if our formation transactions and this offering and the use of the net proceeds therefrom had all occurred on December 31, 2011 for the pro forma consolidated balance sheet and on January 1, 2011 for the pro forma consolidated statements of operations. The pro forma financial information is not necessarily indicative of what our actual financial position and results of operations would have been as of the date or for the periods indicated, nor does it propose to represent our future financial position or results of operations. In certain places of this Management’s Discussion and Analysis of Financial Condition and Results of Operations where we believe to be appropriate, we have discussed the unaudited pro forma financial condition and results of our company.

We have reported our property operations and real estate management services as separate reporting segments in our financial statements presented elsewhere in this prospectus, and we expect to continue this practice in the future. All intersegment revenues and expenses have been eliminated in the combined financial statements.

Our Organization

We were incorporated in Maryland on March 7, 2012 and substantially all of our assets will be held by, and our operations conducted through, our operating partnership, of which we are the sole general partner. We expect to hold a 100% ownership interest in our operating partnership upon completion of this offering. We intend to elect and qualify as a REIT commencing with our short taxable year ending December 31, 2012. We believe we have been organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our intended manner of operation will enable us to meet the requirements for qualification and taxation as a REIT. So long as we qualify as a REIT, we generally will not be subject to U.S. federal income tax on our REIT taxable income that we distribute currently to our stockholders. If we fail to qualify as a REIT in any taxable year and do not qualify for certain statutory relief provisions, we will be subject to U.S. federal income tax at regular corporate rates and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year during which we lost our REIT qualification. Even if we qualify for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income or property. See “Material U.S. Federal Income Tax Considerations.”

Factors That May Influence Future Results of Operations

We derive a substantial majority of our revenues from rents received from tenants in our apartment communities. We derive a lesser portion of our revenues from fees that we earn from managing the operations and capital projects of apartment communities for affiliates of BBR and other third parties. We believe a strong internal property management capability is a vital component of our business, both for the properties we own and for those that we manage.

Substantially all of the leases at our apartment communities are for a term of one year or less, which generally enables us to seek increased rents upon renewal of existing leases or commencement of new leases. These short-term leases minimize the potential adverse effect of inflation or deflation on rental income, although residents may leave without penalty at the end of their lease terms for any reason and may do so if rents are increased significantly. Increased resident vacancies, defaults and lease terminations may adversely affect our operations and could adversely affect our financial condition, results of operations, cash flows and ability to pay distributions on, and the market price of, our common stock.

We seek earnings growth primarily through increasing rents and occupancy at existing properties and acquiring additional properties in markets complementing our existing portfolio locations. Our apartment communities are concentrated in the southern United States, which make us more susceptible to adverse developments in those markets. As a result, we are particularly dependent upon the local economic conditions in these markets, including but not limited to, changes in supply of or demand for apartment units in an area, competition for real property investments in our markets, changes in government rules, regulations and fiscal policies, including those governing real estate usage and tax, and any environmental risks related to the presence of hazardous or toxic substances or materials at or in the vicinity of our properties, which will negatively impact our overall performance. All of these markets experienced economic downturns in recent years. If there is a further downturn in the economy in any of these markets, our operations and our revenue and cash available for distribution, including cash available to pay distributions to our stockholders, could be materially adversely affected.

We may be unable to accurately predict future changes in national, regional or local economic, demographic or real estate market conditions. For example, continued volatility and uncertainty in the global, national, regional and local economies could make it more difficult for us to lease apartments, may require us to lease our apartments at lower rental rates than projected and may lead to an increase in resident defaults. In addition, these conditions may also lead to a decline in the value of our properties and make it more difficult for us to dispose of these properties at competitive prices. These conditions, or others we cannot predict, could adversely affect our financial condition, results of operations, cash flows and ability to pay distributions on, and the market price of, our common stock.

BBR incurred and maintained significant levels of mortgage and entity level indebtedness in connection with its acquisition of the portfolio of properties from BNP in 2007. Upon completion of our formation transactions and this offering and the use of the net proceeds therefrom, as of December 31, 2011 on a pro forma basis, we expect to have approximately $359 million in principal amount of outstanding indebtedness, which is comprised of mortgage indebtedness secured by our properties. Of this amount, net of routine amortization, $9 million matures in 2014, $61 million matures in 2015, $70 million matures in 2016, and $215 million matures in 2017. Although we intend to keep the significant portion of this debt in place, we intend to acquire additional properties using significantly lower levels of debt or no debt at all.

With respect to the portion of our revenues we derive from managing the operations and capital projects of apartment communities for affiliates of BBR and other third parties, these revenues could be substantially reduced over a brief period. As of March 15, 2012, lenders were pursuing foreclosure remedies with respect to two of the excluded properties. In addition, we anticipate that another 20 properties owned by affiliates of BBR included in our 40 managed properties may be placed in receivership by the lenders of the indebtedness secured by the communities. In connection with any such receivership, the lenders may terminate our property management agreements. See “Risk Factors—Our property management agreements may be terminated on 30 days’ notice or upon the occurrence of various events such as a sale of the property, and, as a result, our property management revenue could be substantially reduced over a brief period.”

Following completion of our formation transactions and this offering, we will incur increased general and administrative expenses, including legal, accounting and other expenses related to corporate governance, public reporting and compliance with various provisions of the Sarbanes-Oxley Act of 2002.

Critical Accounting Policies

Our discussion and analysis of financial condition and results of operations are based upon our combined financial statements, which we prepared on the accrual basis of accounting in conformity with GAAP, and represent the assets and liabilities and operating results of Ginkgo Predecessor that are to be contributed to our operating partnership. All significant intra- and intercompany balances and transactions have been eliminated in combination.

The preparation of these financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses in the reporting periods. Our actual results may differ from these estimates.

We identify and discuss our significant accounting policies that directly impact our financial statements in the notes to the financial statements included in this prospectus. We discuss below those policies that may be of particular interest to readers of this prospectus. Other companies in similar businesses may utilize different estimation policies and methodologies, which may impact the comparability of our results of operations and financial condition to those companies.

Accounting for the Variable Interest Entity

Under Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 810, “Consolidation,” when a reporting entity is the primary beneficiary of an entity that is a variable interest entity as defined in FASB ASC 810, the variable interest entity must be consolidated into the financial statements of the reporting entity.

The management company was organized in July 2010 and is an apartment management company providing asset management and property management services to owners of multifamily apartments in the southern United States. Prior to July 2010, the management company was known as BBR Management LLC and was a wholly owned subsidiary of BBR. The management company has two members: Ginkgo Companies LLC with a 51% interest and BBR with a 49% interest. BBR made a cash capital contribution of $3.0 million and Ginkgo Companies LLC made no capital contribution. At the date of organization, the management company’s sole client relationship was with BBR, and all of the property management business of the management company was through BBR.

Ginkgo Predecessor has determined that the management company is a variable interest entity of which BBR is the primary beneficiary, as BBR has both the power to direct the activities that most significantly impact the management company, and the obligation to absorb losses and the right to receive benefits from the management company that could be significant to the management company.

The aggregate assets, liabilities and equity of the management company as of December 31, 2011 were $3.7 million, $0.5 million and $3.2 million, respectively. Net loss for the year ended December 31, 2011 was $(3,000), of which $(1,000) was attributable to the noncontrolling interest. The aggregate assets, liabilities and equity of the management company as of December 31, 2010 were $4.0 million, $0.8 million and $3.3 million, respectively. Net income for the year ended December 31, 2010 was $0.3 million, of which $0.1 million was attributed to the noncontrolling interest.

Purchase Price Allocation and Related Depreciation

All of the 24 apartment communities included in Ginkgo Predecessor’s financial statements were originally acquired by BNP, and then subsequently acquired by BBR in connection with its acquisition of BNP in February 2007. For these properties, we performed analyses of components of real estate assets acquired and assigned lives, based on age and condition at original acquisition, as follows: base building structure, 40-60 years; land improvements, 7-20 years; short-lived building components, 5-20 years; and fixtures, equipment and floor coverings, 5-10 years. These estimates of useful lives are highly subjective and are based in part on assumptions that could differ materially from actual results in future periods.

Capital Expenditures and Depreciation

We capitalize non-recurring expenditures for additions and betterments to buildings and land improvements. In addition, we generally capitalize recurring capital expenditures for exterior painting, roofing, and other major maintenance projects that substantially extend the useful life of existing assets, and we depreciate these additions and replacements on a straight-line basis over estimated useful lives of 5-20 years. We retire replaced assets with a charge to depreciation for any remaining carrying value. We capitalize all floor covering, appliance, and heating, ventilation and air conditioning (“HVAC”) replacements, and depreciate them using a straight-line, group method over estimated useful lives of 5-10 years. These estimates of useful lives are highly subjective and are based in part on assumptions that could differ materially from actual results in future periods. We expense ordinary repairs and maintenance costs at apartment communities.

Impairment of Real Estate Assets

We evaluate our real estate assets when significant adverse changes in operations or economic conditions occur in order to assess whether any impairment indicators are present that affect the recovery of the recorded values. We base our review on an estimate of the future cash flows expected to result from the property’s use and eventual disposition. If our evaluation indicates that we may be unable to recover the carrying value of a property, we record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the property. Recording an impairment loss results in an immediate negative charge to net income. The evaluation of anticipated cash flows is highly subjective and is based in part on assumptions regarding future operating results that could differ materially from actual results in future periods.

Revenue Recognition

We record rental and other income monthly as it is earned, net of our provision for estimated uncollectible receivables. We record rental payments that we receive prior to the first of a given month as deferred revenue. We hold tenant security deposits in trust in bank accounts separate from operating cash (these amounts are included in other current assets on our balance sheet), and we record a corresponding liability for security deposits on our balance sheet.

Historical Results of Operations of Ginkgo Predecessor

Unless the context otherwise requires or indicates, references in this section to “we,” “our” and “us” refer to Ginkgo Predecessor and the information is given for Ginkgo Predecessor.

The rapid growth in home ownership along with substantial new apartment construction had a negative impact on apartment occupancy and rental rates before the recent recession. As the recession began to affect the apartment market, loss of apartment residents to home ownership quickly subsided and new apartment starts ground to a virtual halt. Delivery of new apartments already under construction, however, continued for about two years and combined with job losses and household consolidation reduced apartment occupancy and lowered rental rates. Despite the decline in our markets during this period, apartment revenues and expenses for our apartment properties, general and administrative expenses and interest expense have remained generally consistent over the last three years. During this period, however, property management fee revenue and expense reimbursements have fluctuated.

Historically, we focused our management resources and efforts to manage apartment communities in which BBR had an ownership interest and which were highly leveraged. However, beginning in 2009, a significant portion of the portfolio owned by affiliates of BBR and not associated with Ginkgo Predecessor was placed in receivership and/or foreclosure, and such portfolio has shrunk significantly and may continue to do so. As of December 31, 2011, we managed 45 properties for BBR and its affiliates. Since that date 17 properties owned by affiliates of BBR, containing 4,775 units and generating approximately $1.5 million in gross annual management fees and reimbursements for the year ended December 31, 2011, have been placed under receivership and our management agreement with respect to those properties terminated. As of the date of this prospectus, lenders are also pursuing foreclosure remedies with respect to two of the excluded properties owned by affiliates of BBR containing a total of 338 units and generating approximately $0.1 million in gross annual management fees and reimbursements for the year ended December 31, 2011. We also anticipate that another 20 properties owned by affiliates of BBR, containing 4,892 units and generating approximately $1.4 million in gross annual management fees and reimbursements for the year ended December 31, 2011, may be placed under receivership and our management agreement with respect to such properties may be terminated.

In order to support and maintain our property management platform, in 2009 we began providing property management services to additional third parties, including the receivers and owners-through-foreclosure of former BBR affiliated properties as well as new third-party institutional and private owners. Unlike apartment revenues, however, the income stream from third-party property management contracts is volatile. Fee and expense reimbursement arrangements vary broadly among our various third-party management contracts. In addition, contracts are typically cancellable on 30 days notice, and receivers and owners-through-foreclosure generally do not hold the properties for extended periods. Further, we can make no assurance that in connection with the foreclosure proceedings or receiverships that the lenders or any purchaser of the properties would not terminate our management agreements with respect to the properties.

Upon completion of our formation transactions and this offering, we intend to focus more on the growth of our portfolio of properties and less on the expansion of our third-property management business. As we invest the net proceeds of this offering to acquire additional properties, we expect the proportion of our total revenues generated from third-party property management services to decrease.

2011 Compared to 2010

Overview:  Results for the years ended December 31, 2011 and 2010 included the operations of 24 owned apartment communities. Fee revenue was earned through management contracts with 88 communities in 2011 and 79 communities in 2010. Those management contracts provided for some level of expense reimbursement arrangement for 61 communities in 2011 and 65 communities in 2010.

Revenues:  Total revenues were $62.1 million for the year ended December 31, 2011, an increase of $0.8 million, or 1.2%, compared to total revenues of $61.3 million for the year ended December 31, 2010. This increase is attributable to improved apartment rental revenue, overcoming declines in management fee revenues and expense reimbursements.

Apartment rental revenues were $55.5 million for the year ended December 31, 2011, an increase of $1.4 million, or 2.4%, compared to apartment rental revenues of $54.1 million for the year ended December 31, 2010, due primarily to increases in rental rates.

¡	The economic occupancy rate was 94.1% for the year ended December 31, 2011, a decrease of 0.2%, compared to the economic occupancy rate of 94.3% for the year ended December 31, 2010;

¡	Average rent per occupied unit was $774 for the year ended December 31, 2011, an increase of 2.2%, compared to $757 for the year ended December 31, 2010; and

¡	Total revenue per apartment unit was $800 for the year ended December 31, 2011, an increase of 2.3%, compared to $782 for the year ended December 31, 2010.

Fee revenue declined 6.8%, from $5.1 million for the year ended December 31, 2010 to $4.7 million for the year ended December 31, 2011, due to the loss of 20 properties owned by BBR affiliates to receivership, foreclosure and sales. We retained management for some portion of the year for 14 of these properties, however, under less favorable fee structures. We also added 10 new third party properties to our management portfolio in 2011. Fee revenue consists of property management fees earned based on cash collections for managed apartment properties, which range from 2.75% to 4.0% of such cash collections.

Expense reimbursements declined 11.2%, from $2.1 million for the year ended December 31, 2010 to $1.9 million for the year ended December 31, 2011, as management contracts with third-party receivers and institutional owners, which prohibited or limited expense reimbursements, replaced contracts with BBR affiliates that provided for such reimbursements. Expense reimbursements revenue, for reimbursement of compensation costs for certain corporate office property management support staff, is earned based on contractual arrangements which vary broadly among the various contracts with affiliates of BBR and unaffiliated third parties.

Management contracts in place at year end are summarized as follows:

¡	BBR affiliates (all of which provide for expense reimbursements)—45 properties at December 31, 2011, compared to 65 properties at December 31, 2010;

¡	Third parties, with allowed expense reimbursements—eight properties at December 31, 2011, compared to none at December 31, 2010; and

¡	Third parties, with no allowed expense reimbursements—three properties at December 31, 2011, compared to 14 properties at December 31, 2010.

Operating expenses:  Total operating expenses were $32.0 million for the year ended December 31, 2011, an increase of $0.7 million, or 2.2%, compared to total operating expenses of $31.3 million for the year ended December 31, 2010.

Apartment properties operating expenses increased 1.3%, from $22.3 million for the year ended December 31, 2010 to $22.6 million for the year ended December 31, 2011. On-site costs were generally stable, and the increase is attributed primarily to compensation, property taxes and software costs. Property operations expense includes all costs related to on-site staff, sales and promotion, and repairs and maintenance, as well as property taxes and insurance for apartment properties.

General and administrative expenses increased 4.3%, from $9.0 million for the year ended December 31, 2010 to $9.4 million for the year ended December 31, 2011. General and administrative operating costs were generally stable, and the increase is attributed primarily to growth in corporate staff headcount. During 2011, we created new, dedicated management positions and hired directors of development and acquisitions; in addition, we increased management services staff to support software platforms and reporting requirements of third-party management contracts. General and administrative expenses include the costs associated with corporate management, including executive officers, acquisition and corporate development staff and functions. In addition, general and administrative expenses include the costs of corporate office property management support staff and functions, including accounting, human resources, legal, operations support and information technology support provided to apartment properties.

Interest expense:  Interest expense, all related to deeds of trust on apartment communities, was essentially flat at $22.9 million in both the year ended December 31, 2010 and 2011, as one mortgage entered its amortization period and five mortgages continued amortization.

Depreciation and amortization, other non-cash items:  Depreciation, amortization and other non-cash items totaled $19.1 million for the year ended December 31, 2011, a decrease of $1.7 million, or 8.3%, compared to total depreciation, amortization and other non-cash items of $20.8 million for the year ended December 31, 2010.

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Depreciation and amortization were generally consistent in the two periods. Depreciation expense increased 1.6%, from $18.8 million for the year ended December 31, 2010 to $19.1 million for the year ended December 31, 2011.

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In the year ended December 31, 2011, we recorded a $0.1 million gain on casualty settlements, primarily related to fires at four apartment communities. We recorded $0 in casualty settlements during the year ended December 31, 2010.

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During the year ended December 31, 2010, we recorded a provision for impairment of $1.9 million; there was no such provision in 2011. Impairment analyses are heavily dependent on assumptions regarding this holding period of the assets. While BBR was considering a disposition of Oakbrook in 2010, we prepared a review for impairment based on an estimate of the future cash flows expected to result from the property’s use and eventual disposition. Our evaluation indicated that we may be unable to recover the carrying value of the property, and therefore, under the required analysis, we recorded an impairment loss to write the property down to its estimated fair value. Subsequently, the decision was made not to dispose of the property. Under GAAP, we are not allowed to record recovery of the impairment if or when the market improves or the owner decides to hold the property for a longer period.

The factors described above contributed to a decrease in net loss of 13.5%, for net loss of $11.8 million for the year ended December 31, 2011, compared to net loss of $13.7 million for the year ended December 31, 2010. The primary difference in the two amounts is the non-cash charge for impairment loss in 2010.

2010 Compared to 2009

Overview:  Results for the years ended December 31, 2010 and 2009 included the operations of 24 owned apartment communities. Fee revenue was earned through management contracts with 79 communities in 2010 and 78 communities in 2009. Those management contracts provided for some level of expense reimbursement arrangement for 65 communities in 2010 and 78 communities in 2009.

In August 2009, a BBR portfolio of 13 properties was transferred to a third-party receiver. We retained management of these properties, for that receiver, through the remainder of 2009 and throughout 2010. The management contracts with the receiver for those 13 properties incorporated a higher management fee rate, but with no expense reimbursement.

Revenues:  Total revenues were $61.3 million for the year ended December 31, 2010, an increase of $0.1 million, or 0.1%, compared to total revenues of $61.2 million for the year ended December 31, 2009. Both apartment rental revenue and management revenues were essentially flat.

Apartment rental revenue was essentially flat at $54.1 million for the year ended December 31, 2010 and $54.2 million for the year ended December 31, 2009, as gains in occupancy were offset by declines in rental rates.

¡	The economic occupancy rate increased 1.5%, from 92.8% for the year ended December 31, 2009 to 94.3% for the year ended December 31, 2010;

¡	Average rent per occupied unit declined 2.4%, from $776 for the year ended December 31, 2009 to $757 for the year ended December 31, 2010; and

¡	Total revenue per apartment unit declined 0.1%, from $783 for the year ended December 31, 2009 to $782 for the year ended December 31, 2010.

Fee revenue increased 10.9%, from $4.6 million for the year ended December 31, 2009 to $5.1 million for the year ended December 31, 2010. This increase is attributable to the favorable management fee rate in effect during the last four months of 2009 and throughout 2010 for the 13 properties owned by BBR affiliates that were transferred to a third-party receiver in 2009.

Expense reimbursements declined 14.1%, from $2.5 million for the year ended December 31, 2009 to $2.1 million for the year ended December 31, 2010. This decline is attributable to loss of expense reimbursement during the last four months of 2009 and throughout 2010 for the 13 properties owned by BBR affiliates that were transferred to a third-party receiver in 2009.

Management contracts in place at year end are summarized as follows:

¡	BBR affiliates (all of which provide for expense reimbursements)—65 properties at both December 31, 2010, and December 31, 2009;

¡	Third parties, with allowed expense reimbursements—none at December 31, 2010 or December 31, 2009; and

¡	Third parties, with no allowed expense reimbursements—14 properties at December 31, 2010, compared to 13 properties at December 31, 2009.

Operating expenses:  Total operating expenses were $31.3 million for the year ended December 31, 2010, an increase of $1.6 million, or 5.5%, compared to total operating expenses of $29.7 million for the year ended December 31, 2009.

Apartment properties operating expenses increased 6.5%, from $20.9 million for the year ended December 31, 2009 to $22.3 million for the year ended December 31, 2010. During 2009, in response to the economic developments in late 2008, we had instituted significant (but not sustainable) cost restraints in order to conserve cash; during 2010, property operations expenditures returned to a more normalized level.

General and administrative expenses increased 3.0% from $8.7 million for the year ended December 31, 2009 to $9.0 million for the year ended December 31, 2010. During 2009, we had instituted significant cost constraints in our corporate functions and management support groups as well as at apartment properties.

Interest expense:  Interest expense, all related to deeds of trust on apartment communities, was $22.9 million for the year ended December 31, 2010 and $23.0 million for the year ended December 31, 2009, declining 0.2% as five mortgages continued amortization that began in 2008 and 2009.

Depreciation and amortization, other non-cash items: Depreciation, amortization and other non-cash items totaled $20.8 million for the year ended December 31, 2010, a decrease of $1.1 million, or 5.3% compared to total depreciation, amortization and other non-cash items of $21.9 million for the year ended December 31, 2009.

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Depreciation and amortization were generally consistent in the two periods. Depreciation expense increased 2.1%, from $18.4 million for the year ended December 31, 2009 to $18.8 million for the year ended December 31, 2010.

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During the year ended December 31, 2010, we recorded a provision for impairment of $1.9 million related to Oakbrook. During the year ended December 31, 2009, we recorded a provision for impairment of $3.5 million related to Fairington. Impairment analyses are heavily dependent on assumptions regarding the holding period of the assets. In each case, while BBR was considering a disposition of the property, we prepared a review for impairment based on an estimate of the future cash flows expected to result from the property’s use and eventual disposition. Our evaluation indicated that we may be unable to recover the carrying value of the properties, and therefore, under the required analysis, we recorded an impairment loss to write the properties down to their respective estimated fair values. Subsequently, the decision was made not to dispose of the properties. Under GAAP, we are not allowed to record recovery of the impairment if or when the market improves or the owner decides to hold the property for a longer period.

The factors described above contributed to an increase in net loss of 2.5%, for net loss of $13.7 million for the year ended December 31, 2010 compared to net loss of $13.3 million for the year ended December 31, 2009.

Liquidity and Capital Resources

Capital Resources

We estimate that the net proceeds we will receive from the sale of shares of our common stock in this offering will be approximately $         million (or approximately $         million if the underwriters exercise their overallotment option in full), in each case after deducting underwriting discounts of $         million (or approximately $         million if the underwriters exercise their overallotment option in full) and estimated organizational and offering expenses of approximately $         million payable by us. We will contribute the net proceeds we receive from this offering to our operating partnership in exchange for common units of our operating partnership.

We expect our operating partnership will use the net proceeds as follows:

¡	approximately $ million in cash to make a payment to affiliates of BBR in consideration for the sale of a portion of their interest in our properties in connection with our formation transactions;

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approximately $         million (including principal, related accrued interest and prepayment penalties) to repay mortgage debt secured by certain of the properties we will acquire in our formation transactions which bears interest at a weighted average rate of     % per annum and has a weighted average remaining years to maturity of years;

¡	approximately $ million to pay expenses associated with our formation transactions; and

¡	approximately $ million to fund future acquisitions and for general corporate purposes.

As a REIT, we will be required to distribute at least 90% of our net taxable income, excluding net capital gains, to stockholders on an annual basis. Therefore, as a general matter, it is unlikely that, after the net proceeds of this offering are expended, we will have substantial cash that could be used to meet liquidity needs; instead, we expect that these needs will be met from cash generated from operations and other sources.

Short-Term and Long-term Liquidity Needs

We expect to pursue an aggressive acquisition program utilizing a substantial portion of the net proceeds from this offering within the first 12 months following the completion of our formation transactions and this offering.

Apart from acquisition activities, our short-term liquidity needs will primarily be to fund operating expenses, recurring capital expenditures, property taxes and insurance, interest and scheduled debt principal payments, general and administrative expenses and distributions to stockholders and unit holders. We generally expect to meet our short-term liquidity requirements through net cash provided by operations, and we believe we will have sufficient resources to meet our short-term liquidity requirements. We believe that net cash provided by operations will be adequate to meet the REIT operating requirements in both the short- and the long-term.

Our principal long-term liquidity needs will primarily be to fund additional property acquisitions, major renovation and repositioning projects and debt payments and retirements at maturities. We do not expect that net cash provided by operations will be sufficient to meet all of these long-term liquidity needs. We anticipate meeting our long-term liquidity requirements such as funding our future acquisition activities and satisfying scheduled debt maturities and repayment of short-term financing associated with property acquisitions by using cash and short-term credit facilities as an interim measure, to be replaced by funds from public and private equity and debt offerings, long-term secured and unsecured debt, or joint venture investments. In addition, we may use partnership units issued by the operating partnership to acquire properties from existing owners seeking a tax deferred transaction.

In view of our strategy to grow our portfolio over time, we do not, in general, expect to sell any of our properties to meet our long-term liquidity needs, although we may do so in the future to the extent we deem it necessary or appropriate. We expect to refinance at maturity the mortgage notes payable that have balloon payments at maturity.

Contractual Obligations and Indebtedness

The following table sets forth the contractual obligations of Ginkgo Predecessor as of December 31, 2011 (all amounts in thousands):

	Total	2012	2013-2014	2015-2016	Thereafter
Long-term debt
Scheduled principal payments	$406,476	$31,379	$11,964	$147,693	$215,440
Scheduled interest payments	99,233	21,624	41,937	32,483	3,190
Operating lease—corporate office	790	526	263	—	—

Total	$506,499	$53,529	$54,164	$180,176	$218,630

We plan to apply $         million of net proceeds from this offering to repay mortgage debt (including principal, related accrued interest and prepayment penalties) secured by certain of the properties we will acquire in our formation transactions. The following table sets forth our contractual obligations as of December 31, 2011 on a pro forma basis, after giving effect to our formation transactions and this offering and the use of the net proceeds therefrom (all amounts in thousands):

	Total	2012	2013-2014	2015-2016	Thereafter
Long-term debt
Scheduled principal payments	$359,543	$1,197	$11,094	$131,811	$215,440
Scheduled interest payments	97,566	20,858	41,274	32,243	3,190
Operating lease—corporate office	790	526	263	—	—

Total	$457,898	$22,582	$52,631	$160,055	$218,630

The following table sets forth our outstanding mortgage indebtedness as of December 31, 2011 on a pro forma basis after giving effect to our formation transactions and this offering and the use of the net proceeds therefrom (dollars in thousands):

Property	Principal	Stated Rate	Maturity	Amortization
Abbington Place	$23,700	5.50%	1/1/2016	30 years—begins February 2013
Brookford Place	7,080	6.16%	3/11/2017	Interest only
Chapel Hill	9,640	5.66%	3/11/2017	Interest only
Chason Ridge	14,720	5.21%	6/11/2015	30 years—began July 2008
Hamptons at Southpark	16,320	6.10%	3/11/2017	Interest only
Latitudes	50,520	5.87%	3/11/2017	Interest only
Madison Hall	8,280	6.13%	3/11/2017	Interest only
Mallard Creek 1	6,762	5.21%	6/11/2015	30 years—began July 2008
Mallard Creek 2	24,880	5.95%	3/11/2017	Interest only
Oak Hollow	26,520	6.07%	3/11/2017	Interest only
Oakbrook	11,440	6.08%	3/11/2017	Interest only
Paces Commons	25,400	5.69%	3/11/2017	Interest only
Paces Watch	14,188	5.31%	6/11/2015	30 years—began July 2008
Pepperstone	5,720	5.58%	1/11/2016	30 years—began February 2012
Quail Hollow	5,320	6.74%	3/11/2017	Interest only
Savannah Place	10,150	5.50%	1/1/2016	30 years—begins February 2013
Southpoint	7,674	4.93%	10/11/2014	30 years—began November 2007
Timbers	17,300	5.45%	11/11/2015	Interest only
Waterford	20,293	5.58%	1/11/2016	30 years—began February 2012
Waverly Place	9,646	5.31%	6/11/2015	30 years—began June 2008
Wind River	30,040	5.72%	3/11/2017	Interest only
Woods Edge	13,950	5.50%	1/1/2016	30 years—begins February 2013

Total/Weighted Average	$359,543	5.71%

Cash Flows of Ginkgo Predecessor

2011 Compared to 2010

Cash provided by operating activities totaled $8.4 million in 2011 and $6.5 million in 2010. The increase in 2011 is due to improved apartment rental income and timing of receipts for management fees and reimbursements.

Cash used in investing activities totaled $3.8 million in 2011 and $3.7 million in 2010, arising primarily from capital expenditures at apartment communities.

Cash (used in) provided by financing activities totaled $(1.3) million in 2011 and $0.6 million in 2010.

¡	Principal payments on mortgages totaled $1.0 million in 2011 and $0.8 million in 2010. The increase in 2011 is attributable to scheduled principal amortization.

¡	Net cash (distributions to) contributions from BBR totaled $(0.3) million in 2011 and $1.4 million in 2010.

2010 Compared to 2009

Cash provided by operating activities totaled $6.5 million in 2010 and $6.6 million in 2009. Apartment rental income and related receipts were generally consistent in these years. In addition, we received approximately $0.7 million in initial fees for long-term cable contracts in 2010. Receipts for management fees and reimbursements declined in 2010 compared to 2009, primarily due to timing of prepayments received in late 2009.

Cash used in investing activities totaled $3.7 million in 2010 and $1.9 million in 2009, arising primarily from capital expenditures at apartment communities.

Cash provided by (used in) financing activities totaled $0.6 million in 2010 and $(2.9) million in 2009.

¡	Principal payments on mortgages totaled $0.8 million in both 2010 and 2009.

¡	Net cash contributions from (distributions to) BBR totaled $1.4 million in 2010 and $(2.1) million in 2009.

Non-GAAP Financial Measures

In this prospectus, we disclose and discuss FFO, AFFO, EBITDA and Adjusted EBITDA, all of which meet the definition of “non-GAAP financial measure” set forth in Item 10(e) of Regulation S-K promulgated by the SEC. As a result we are required to include in this prospectus a statement of why management believes that presentation of these measures provides useful information to investors.

None of FFO, AFFO, EBITDA or Adjusted EBITDA should be considered as an alternative to net income (determined in accordance with GAAP) as an indication of our performance; however, we believe that to understand our performance further, FFO, AFFO, EBITDA and Adjusted EBITDA should be compared with our reported net income or net loss and considered in addition to cash flows in accordance with GAAP, as presented in our consolidated financial statements.

Funds from Operations

FFO is defined by the National Association of Real Estate Investment Trusts (“NAREIT”) as net income (computed in accordance with GAAP), excluding gains (losses) from sales of property (and impairment adjustments), plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Our calculation of FFO is consistent with FFO as defined by NAREIT.

Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. In fact, real estate values have historically risen or fallen with market conditions. FFO is intended to be a standard supplemental measure of operating performance that excludes historical cost depreciation and valuation adjustments from—or “adds it back” to—GAAP net income. We consider FFO to be useful in evaluating potential property acquisitions and measuring operating performance. FFO does not represent net income or cash flows from operations as defined by GAAP. You should not consider FFO to be an alternative to net income as a reliable measure of our operating performance; nor should you consider FFO to be an alternative to cash flows from operating, investing or financing activities (as defined by GAAP) as measures of liquidity.

FFO does not measure whether cash flow is sufficient to fund all of our cash needs, including principal amortization, capital improvements and distributions to stockholders. FFO does not represent cash flows from operating, investing or financing activities as defined by GAAP. Further, FFO as disclosed by other REITs might not be comparable to our calculation of FFO.

The following table sets forth a reconciliation of Ginkgo Predecessor’s FFO for the periods presented to net income (loss), the nearest GAAP equivalent (amounts in thousands):

	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
Net loss	$(11,825)	$(13,673)	$(13,333)
Real estate depreciation	19,020	18,753	18,361
Provision for impairment	—	1,925	3,475
Gain on casualty settlements	(104)	—	—

FFO	$7,092	$7,005	$8,503

Adjusted Funds from Operations

In addition to presenting FFO in accordance with the NAREIT definition, we also disclose AFFO because we believe that the exclusion of certain additional recurring items provides useful supplemental information regarding our ongoing operating performance and that the presentation of AFFO, when combined with the primary GAAP presentation of net income (loss), is beneficial to a complete understanding of our operating performance. We adjust FFO for recurring capital expenditures and non-cash amortization of loan costs. As with FFO, our reported AFFO may not be comparable to other REITs’ AFFO, should not be used as a measure of our liquidity, and is not indicative of our funds available for our cash needs, including our ability to pay dividends.

The following table sets forth a reconciliation of Ginkgo Predecessor’s AFFO for the periods presented to FFO (amounts in thousands):

	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
FFO	$7,092	$7,005	$8,503
Recurring capital expenditures	(2,391)	(2,906)	(1,634)
Amortization of loan costs	77	77	77

AFFO	$4,777	$4,177	$6,946

EBITDA and Adjusted EBITDA

EBITDA represents net income (loss) excluding: (i) interest expense; (ii) provision for income taxes, including income taxes applicable to sale of assets; and (iii) depreciation and amortization. We believe that EBITDA is helpful to investors as a supplemental measure of our operating performance because it compares the actual operating results of our apartment communities from period to period by removing the impact of our capital structure (primarily interest expense) and our asset base (primarily depreciation and amortization) from our operating results. We also evaluate our performance by reviewing Adjusted EBITDA because we believe that the exclusion of certain additional recurring and non-recurring items provides useful supplemental information regarding our ongoing operating performance and that the presentation of Adjusted EBITDA, when combined with the primary GAAP presentation of net income (loss), is beneficial to a complete understanding of our operating performance. We exclude the effect of impairment losses recorded because we believe that including them in EBITDA is not consistent with reflecting the ongoing performance of our apartment communities. In addition, we believe that impairment charges are similar to depreciation expense, which is also excluded from EBITDA. We also exclude the effect of certain non-cash and/or unusual items because we believe that including these costs in EBITDA is not consistent with our underlying performance. In 2011, we excluded the gain on casualty settlements incurred in connection with a fire at one of our apartment communities due to the unusual nature of the fire damage.

The following table sets forth a reconciliation of Ginkgo Predecessor’s EBITDA and Adjusted EBITDA for the periods presented to net income (loss), the nearest GAAP equivalent (amounts in thousands):

	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
Net loss	$(11,825)	$(13,673)	$(13,333)
Interest expense	22,879	22,932	22,978
Interest income	(9)	(6)	(6)
Depreciation expense	19,076	18,778	18,381
Amortization expense	81	78	77

EBITDA	$30,201	$28,110	$28,097
Provision for impairment	—	1,925	3,475
Gain on casualty settlements	(104)	—	—

Adjusted EBITDA	$30,097	$30,035	$31,572

We also present property EBITDA, which represents property net income (loss) excluding: (i) interest expense; (ii) income taxes; and (iii) depreciation and amortization, and property Adjusted EBITDA, which also excludes provisions for impairment and gain on casualty settlements. The following tables sets forth a reconciliation of Ginkgo Predecessor’s property level EBITDA and Adjusted EBITDA for the years ended December 31, 2011, 2010 and 2009 to net income (loss), the nearest GAAP equivalent (amounts in thousands):

Year Ended December 31, 2011

Property	Net income (loss)	Interest expense	Depreciation expense	Amortization expense	Property EBITDA	Provision for impairment	(Gain) loss on casualty settlements	Property Adjusted EBITDA
Abbington Place	$(664)	$1,321	$1,203	$—	$1,860	$—	$—	$1,860
Brookford Place	(168)	442	273	5	552	—	—	552
Chapel Hill	(128)	553	286	4	716	—	—	716
Chason Ridge	(136)	784	909	—	1,558	—	(142)	1,415
Fairington	525	334	450	21	1,330	—	(17)	1,312
Hamptons at Southpark	(366)	1,009	702	4	1,350	—	—	1,350
Latitudes	(1,637)	3,008	2,260	4	3,636	—	—	3,636
Madison Hall	(219)	515	286	4	586	—	—	586
Mallard Creek 1	(23)	360	484	—	821	—	—	821
Mallard Creek 2	(787)	1,501	1,046	4	1,764	—	(1)	1,763
Marina Waterfront	(895)	1,687	1,199	8	1,998	—	21	2,019
Oak Hollow	(526)	1,632	1,220	5	2,331	—	—	2,331
Oakbrook	(334)	705	452	4	828	—	—	828
Paces Commons	(1,056)	1,467	1,318	4	1,734	—	—	1,734
Paces Watch	(139)	770	785	—	1,417	—	—	1,417
Pepperstone	(154)	324	297	—	467	—	—	467
Quail Hollow	(218)	364	245	4	394	—	—	394
Savannah Place	(277)	566	519	—	808	—	—	808
Southpoint	(175)	387	634	—	846	—	36	883
Timbers	(200)	958	879	—	1,637	—	—	1,637
Waterford Place	(374)	1,148	911	—	1,685	—	—	1,685
Waverly Place	(133)	524	700	—	1,091	—	—	1,091
Wind River	(797)	1,742	1,199	5	2,149	—	—	2,149
Woods Edge	(265)	777	762	—	1,275	—	—	1,275

Total	$(9,143)	$22,879	$19,020	$77	$32,833	$—	$(104)	$32,730

Year Ended December 31, 2010

Property	Net income (loss)	Interest expense	Depreciation expense	Amortization expense	Property EBITDA	Provision for impairment	(Gain) loss on casualty settlements	Property Adjusted EBITDA
Abbington Place	$(581)	$1,321	$1,198	$—	$1,938	$—	$—	$1,938
Brookford Place	(200)	442	269	5	515	—	—	515
Chapel Hill	(174)	553	291	4	675	—	—	675
Chason Ridge	(148)	797	892	—	1,540	—	—	1,540
Fairington	356	343	483	21	1,203	—	—	1,203
Hamptons at Southpark	(468)	1,009	704	4	1,249	—	—	1,249
Latitudes	(1,690)	3,008	2,271	4	3,594	—	—	3,594
Madison Hall	(199)	515	281	4	601	—	—	601
Mallard Creek 1	(6)	366	479	—	839	—	—	839
Mallard Creek 2	(702)	1,501	1,033	4	1,837	—	—	1,837
Marina Waterfront	(927)	1,687	1,134	8	1,902	—	—	1,902
Oak Hollow	(806)	1,632	1,204	5	2,035	—	—	2,035
Oakbrook	(2,327)	705	508	4	(1,110)	1,925	—	815
Paces Commons	(969)	1,467	1,203	4	1,705	—	—	1,705
Paces Watch	(285)	782	783	—	1,280	—	—	1,280
Pepperstone	(186)	324	291	—	429	—	—	429
Quail Hollow	(222)	364	246	4	391	—	—	391
Savannah Place	(287)	566	541	—	819	—	—	819
Southpoint	(75)	394	555	—	874	—	—	874
Timbers	(154)	958	820	—	1,624	—	—	1,624
Waterford Place	(498)	1,148	909	—	1,559	—	—	1,559
Waverly Place	(237)	532	697	—	992	—	—	992
Wind River	(796)	1,742	1,186	5	2,137	—	—	2,137
Woods Edge	(353)	777	774	—	1,199	—	—	1,199

Total	$(11,935)	$22,932	$18,753	$77	$29,827	$1,925	$—	$31,752

Year Ended December 31, 2009

Property	Net income (loss)	Interest expense	Depreciation expense	Amortization expense	Property EBITDA	Provision for impairment	(Gain) loss on casualty settlements	Property Adjusted EBITDA
Abbington Place	$(545)	$1,321	$1,184	$—	$1,960	$—	$—	$1,960
Brookford Place	(185)	442	263	5	525	—	—	525
Chapel Hill	(159)	553	301	4	699	—	—	699
Chason Ridge	(130)	807	872	—	1,549	—	—	1,549
Fairington	(3,001)	348	498	21	(2,135)	3,475	—	1,341
Hamptons at Southpark	(300)	1,009	675	4	1,389	—	—	1,389
Latitudes	(1,608)	3,010	2,226	4	3,633	—	—	3,633
Madison Hall	(163)	515	272	4	628	—	—	628
Mallard Creek 1	42	371	459	—	872	—	—	872
Mallard Creek 2	(642)	1,501	1,022	4	1,885	—	—	1,885
Marina Waterfront	(804)	1,687	1,083	8	1,974	—	—	1,974
Oak Hollow	(748)	1,632	1,165	5	2,055	—	—	2,055
Oakbrook	(362)	705	526	4	874	—	—	874
Paces Commons	(753)	1,467	1,114	4	1,831	—	—	1,831
Paces Watch	(188)	793	802	—	1,407	—	—	1,407
Pepperstone	(161)	324	288	—	450	—	—	450
Quail Hollow	(192)	364	256	4	432	—	—	432
Savannah Place	(193)	566	525	—	898	—	—	898
Southpoint	(17)	400	543	—	925	—	—	925
Timbers	(114)	958	789	—	1,633	—	—	1,633
Waterford Place	(475)	1,148	886	—	1,559	—	—	1,559
Waverly Place	(176)	539	706	—	1,069	—	—	1,069
Wind River	(704)	1,742	1,174	5	2,217	—	—	2,217
Woods Edge	(208)	777	730	—	1,299	—	—	1,299

Total	$(11,787)	$22,978	$18,361	$77	$29,629	$3,475	$—	$33,104

Inflation

Inflation in the United States has been relatively low in recent years and did not have a significant impact on the results of operations for our predecessor business for the periods shown in the combined historical financial statements. We do not believe that inflation poses a material risk to the company. The leases at our apartment properties are short term in nature. None are longer than two years, and most are one year or less.

Although the impact of inflation has been relatively insignificant in recent years, it does remain a factor in the United States economy, and could increase the cost of acquiring or replacing properties in the future.

Off-Balance Sheet Arrangements

As of December 31, 2011, neither Ginkgo Predecessor nor, on a pro forma basis, our company, had any off-balance sheet arrangements. We do not expect to have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities that typically are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Further, we do not expect to guarantee the obligations of unconsolidated entities or to provide funding to any such entities. Accordingly, we do not expect to be exposed to any financing, liquidity, market or credit risk that could arise from such relationships.

Quantitative and Qualitative Disclosure About Market Risk

Market risk is the risk of loss from adverse changes in market prices and interest rates. Our future earnings, cash flow and fair values relevant to financial instruments are dependent upon prevalent market interest rates. Our primary market risk will result from debt that we may incur, which would bear interest at fixed and variable rates. As of December 31, 2011, we did not use hedging instruments. Subject to maintaining our qualification as a REIT for U.S. federal income tax purposes, we may try to mitigate the risk of interest rate volatility through the use of hedging instruments, such as interest rate swap agreements and interest rate cap agreements. Our primary objectives when undertaking hedging transactions and derivative positions will be to reduce our floating rate exposure and to fix a portion of the interest rate for anticipated financing and refinancing transactions. This in turn, will reduce the risks that the variability of cash flows will impose on variable rate debt. However, we can provide no assurances that our efforts to manage interest rate volatility will successfully mitigate the risks of such volatility on our portfolio. As of December 31, 2011, on a pro forma basis after giving effect to our formation transactions and this offering and the use of the net proceeds therefrom, we expect all of our outstanding indebtedness to bear interest at a fixed rate as shown in the table below (amounts in thousands):

Secured Deeds of Trust Payable	2012	2013	2014	2015	2016	2017	Total	Fair Value
Fixed rate	$30,957	$1,861	$9,233	$61,255	$70,556	$215,440	$389,303	$387,000
Average interest rate	5.7%	5.4%	5.1%	5.4%	5.6%	6.0%	5.8%
Variable rate(1)	421	431	440	15,882	—	—	17,173	18,000

Total debt	$31,379	$2,291	$9,673	$77,137	$70,556	$215,440	$406,476	$405,000

(1)	The contractual annual interest rate on this indebtedness is the Federal Funds Rate plus 1.87%.

INDUSTRY OVERVIEW AND MARKET OPPORTUNITY

Unless otherwise indicated, all information in this Industry Overview and Market Opportunity section is obtained or derived from market information prepared for us in connection with this offering by RCG, a nationally recognized real estate consulting firm. You should read the following discussion together with the information under the caption “Risk Factors.”

The Multifamily Industry

Sector Overview

We expect the overall multifamily housing market to benefit from a multi-year period of favorable operating fundamentals. Many of the key factors which typically drive apartment demand, including favorable supply and demand dynamics, demographic trends like new household formation, stricter mortgage underwriting standards and population growth, are trending in positive directions for the industry and we expect that to remain so for the foreseeable future.

Limited Near-Term Supply of New Multifamily Units Expected.  According to RCG and the U.S. Census, approximately 198,000 multifamily permits were issued in 2011, down 40.9% from the ten-year average of 335,000 and down 56.5% from the ten-year high of 455,000 in 2005. Multifamily permits issued in 2010 and 2009 were approximately 147,000 and 131,000, respectively. The chart below shows all U.S. multifamily permits issued by year from 1981 to 2011.

Sources: U.S. Census, RCG

Note: Includes 2+ units

According to RCG and the U.S. Census, approximately 178,000 multifamily properties were started in 2011, down 34.5% from the ten-year average of 272,000 and down 49.4% from the ten-year high of 352,000 in 2005. Multifamily starts for 2010 and 2009 were approximately 116,000 and 109,000, respectively, and starts expected in 2012 and 2013 are approximately 250,000 and 295,000, respectively. The chart below shows all U.S. multifamily starts from 1980 through 2011, and forecasted multifamily starts from 2012 through 2015.

Sources: U.S. Census, RCG

According to RCG and the U.S. Census, an estimated 150,000 multifamily properties were completed in 2011, up 4.4% from the ten-year average of 144,000 and down 27.6% from the ten-year high of 207,000 in 2002. Multifamily completions for 2010 and 2009 were approximately 92,000 and 166,000, respectively, and completions expected in 2012 and 2013 are approximately 226,000 and 267,000, respectively. The chart below shows all U.S. multifamily completions from 1980 through 2010 (the last year for which historical information was available), and forecasted multifamily starts from 2011 through 2015.

Sources: U.S. Census, RCG

Note: Includes 5+ units

Demographic Trends Among Echo Boomers Favor Multifamily Operators.  According to the U.S. Census Bureau, there are currently approximately 89 million echo boomers (those born after 1977 and before 1997) in the United States. In 2010, echo boomers surpassed baby boomers (those born after 1946 and before 1964) to become America’s largest generation and currently account for one-quarter of America’s population. This segment of the population has a high propensity to rent and typically drives household formations and demand for apartments. RCG believes they will be seeking rental housing close to employment and transportation centers and will dominate demand for multifamily units in the coming years.

The chart below shows the historical and forecasted number of persons turning 30 years old in the United States from 1980 through 2025, relative to the historical rentership rate from 1980 through 2011.

Sources: U.S. Census, RCG

The chart below shows the propensity to rent among the U.S. population in 2011 by age group.

Sources: U.S. Census, RCG

Expected Decrease in the Number of Shared Households.  During the recession, the number of shared households increased as many young people were forced to move back home with their families or move in with roommates in an effort to lower living costs. In 2011, the number of young adults living with parents was at an all-time high according to RCG, with 31.0% of 18 to 34 year-olds, or 22 million, living with their parents relative to the historical average of approximately 27.9%. According to RCG and the U.S. Census, the under-35 age potential renter pool has historically accounted for a majority of renters, and in 2011 the proportion of this group renting apartments was 62.2%, compared to 26.1% for the over-35 population. As the broader economy improves and anxiety about job prospects subsides, we expect these shared households to begin to decouple, increasing household formations and expanding the overall available renter pool. According to the Joint Center for Housing Studies of Harvard University, nearly 2.2 million new households under the age of 35 will be created by 2020.

Sources: U.S. Census, RCG

Continued immigration into the United States is Favorable for Apartment Demand.  Immigrants to the United States have historically been significant contributors to overall demand for rental apartments. According to RCG, the rental rate among immigrants was 43.6% in 2010 compared to 22.8% for native-born American citizens. By 2025, according to the Pew Research Center, 15% of the U.S. population will have been born outside the United States, relative to 12% in 2005, adding significantly to the overall rental pool. According to RCG, immigration into the United States will account for 32.6% of total population growth during that period. Importantly, high immigrant populations generally translate into strong apartment demand because new residents tend to arrive in the United States as young adults and inhabit rental housing due to preference and a greater difficulty obtaining mortgage credit.

Increased Underwriting Standards for Home Ownership.  The ease with which prospective homeowners can obtain financing has decreased significantly since 2008, increasing the amount of money required for a down payment and placing applicants under greater scrutiny from lenders. While there have been certain positive indicators in the housing market, financing remains a challenge. According to the Office of the Comptroller of the Currency, 40% of banks surveyed tightened their lending standards in 2011 over the previous year, versus 8% who reported easing lending standards. According to the National Association of Realtors, borrowers have reported a corresponding experience, with 74% of renters believing that it is more difficult to own a home than for their parents’ generation, and 82% believing that it will be more difficult for the next generation than for the current one.

Changing Attitudes Toward Home Ownership.  We believe a shift in attitude related to home ownership has occurred and a broader trend towards renting by choice has taken hold among sectors of the population who have the option to become homeowners but choose to remain renters. We believe this shift in attitude is strongest among the echo boomer generation. In the wake of the housing crisis, we believe many people no longer view home ownership as a primary wealth creation tool, and many renters by choice are deterred from home ownership because of the lack of flexibility that homeownership creates and high transaction costs of purchasing and selling a home. In addition, many favor the flexibility and mobility that renting affords. We believe these attitudes should have a continued positive effect on demand for multifamily rental units and our communities in particular.

Competitive Landscape

Our strategy focuses on acquiring, renovating, repositioning and managing high quality, moderately priced mid-market apartment communities in the southern United States. We strive to offer a well located mid-market property that is well maintained and managed, at a price point below newer properties but with similar amenities. We focus on a renter pool that places a high importance on housing features such as proximity to employment centers, amenities and relative value proposition in regard to monthly rent and interior space/ square footage. All of our properties are in the southern United States and, according to RCG, it is the fastest growing region of the country in terms of absolute population growth and it has a large number of middle income jobs and renters that fit our mid-market renter profile.

Our Target Markets and Site Locations.  We characterize our target markets as regional centers throughout the southern United States, with some identifiable barriers to entry, substantial well-educated populations and with features such as:

¡	close proximity to areas that are focused on specific industries with growth prospects (e.g., healthcare and technology);

¡	strong population growth;

¡	universities or colleges;

¡	national or international airports; and

¡	significant public transportation and school systems.

We look for site locations that are in the line of growth or what we call “future infill” with some identifiable barriers to entry. Barriers to entry include, among others, lack of available land for development, local regulatory restrictions and inability to construct new product with comparable rental rates to our communities. We target properties that when built may have been in outlying locations, but over time were in the path of growth and now sit in close proximity to employment centers such as:

¡	hospitals;

¡	schools;

¡	quality retail;

¡	strong public educational systems; and

¡	access to public transportation and major roads and thoroughfares.

Based on our experience, we have seen that these properties are often owned by less sophisticated parties who have failed to keep up with the local competition either through weak management or underfunded capital expenditures or improvements, and the properties present attractive value-add opportunities for us. We believe the land, if vacant, would be prohibitively expensive, but because an older, undermanaged multifamily property is on it, we believe the land value is discounted to reflect the use as an older apartment site, further lowering the discount to replacement cost we feel we achieve on our acquisitions.

Our strategy is to continue to focus exclusively on the mid-market, moderately priced apartment sector in the southern United States. We seek to create long-term value by operating in markets that we believe are underserved where the existing public REITs and larger institutional investors are not currently focused. We believe the trend among institutional investors and the public multifamily REITs toward increasing their exposure to select coastal and gateway markets has created a significant opportunity to apply economies of scale, top tier management and meaningful cost of capital advantages to sound, mid-market properties in demographically strong markets in the southern United States in which competitors are more likely to be fragmented, less capitalized and operationally less sophisticated.

An analysis of the apartment transactions in the three markets with the highest concentrations of our apartment communities as of December, 31, 2011, relative to the top coastal and gateway markets, clearly demonstrates the differentiated acquisition dynamics. While publicly traded multifamily REITs surveyed below were responsible for 12.9% of apartment acquisitions nationwide in 2011, and for 67.2% of apartment acquisitions in the New York metropolitan area, Washington, D.C. metropolitan area, Southern California, Northern California and Boston, collectively in 2011, they accounted for just 4%, 5% and 0% of acquisitions in 2011 in the Charlotte, Raleigh/Durham and Greensboro markets, respectively.

Public Multifamily REITs’ Share of Overall 2011 Acquisitions by Market(1)

Source: Real Capital Analytics, RCG

(1)	REITs include AIV, AEC, AVB, BRE, CLP, CPT, EQR, ESS, HME, MAA, PPS and UDR.

(2)	“New York metropolitan area” consists of the New York Metro Statistical Area, which includes Northern New Jersey, New York City, Long Island, Westchester County, and Stamford, Connecticut.

(3)	“Washington, D.C. metropolitan area” consists of Washington, D.C., Northern Virginia, and Maryland suburbs of Washington, DC.

(4)	“Southern California” consists of Los Angeles, San Diego, Orange County, and surrounding areas.

(5)	“Northern California” consists of San Francisco, East Bay, and San Jose.

Total REIT exposure is heavily skewed towards certain gateway or coastal markets, with a particular focus on major coastal markets, such as Southern California, Washington, D.C. metropolitan area, Northern California, the New York metropolitan area, and Dallas, which collectively account for 38.9% of reported units owned by publicly traded multifamily REITs as of March 12, 2012. By comparison, our largest markets, Charlotte, Raleigh/Durham, Charleston, Winston Salem and Greensboro, collectively account for 3.8% of units owned by publicly traded multifamily REITs as of March 12, 2012.

Public Multifamily REITs’ Percent of Units by Market(1)

Source: Real Capital Analytics, RCG

(1)	REITs include AIV, AEC, AVB, BRE, CLP, CPT, EQR, ESS, HME, MAA, PPS and UDR.

(2)	“Southern California” consists of Los Angeles, San Diego, Orange County, and surrounding areas.

(3)	“Washington, D.C. metropolitan area” consists of Washington, D.C., Northern Virginia, and Maryland suburbs of Washington, DC.

(4)	“Northern California” consists of San Francisco, East Bay, and San Jose.

(5)	“New York metropolitan area” consists of the New York Metro Statistical Area, which includes Northern New Jersey, New York City, Long Island, Westchester County, and Stamford, Connecticut.

Mid-Market Renters

We define mid-market renters primarily as the group of renter households that rent by necessity. “Residents by necessity” are typically families or individuals that need to live in apartments because they cannot afford to move into a single family home because they have not accumulated sufficient wealth for a down payment or do not otherwise qualify for financing to purchase a home. Beginning in 2007, the housing market in the United States experienced a variety of difficulties and changing economic conditions, which caused many families and individuals to reconsider home ownership. As a result, mid-market renters may also include “residents by choice”—families or individuals that live in apartment communities because of a shift in attitude related to home ownership and the value proposition that apartment communities present, including affordable rental rates, flexibility and mobility. Our renter pool typically includes recent graduates, young professionals, retirees, law enforcement officers, nurses, office workers, graduate students, teachers, firefighters and other first responders, skilled trades people and small business owners, along with other workers who provide essential services to the communities in which they live, all unified by their need for well-located, high-quality, moderately-priced housing. We provide moderately priced, market rate housing to this target group, with average gross monthly rents for one, two and three bedroom units of $708, $814 and $1,031, respectively.

According to the U.S. Census Bureau, renters in our markets typically spent approximately 31.6% of their household income in total housing costs, primarily in the form of gross rent. As shown by the table below, there is significant opportunity in both the regions and key markets in which we operate to pursue our target mid-market renter.

		Core Mid-Market Income Range			Core Mid-Market Gross Rent Range
Geography	Median Household Income	75% of Median	100% of Median	125% of Median	Median Gross Rent (as % household income)	Gross Rent (Low)	Gross Rent (High)
United States	$50,046	$37,535	$50,046	$62,558	31.6%	$988	$1,647
North Carolina	$43,326	$32,495	$24,371	$54,158	31.3%	$848	$1,413
Charlotte-Gastonia-Rock Hill MSA	$50,449	$37,837	$28,378	$63,061	31.1%	$981	$1,634
Durham-Chapel Hill MSA	$47,982	$35,987	$26,990	$59,978	32.0%	$960	$1,599
Greensboro-High Point MSA	$41,120	$30,840	$23,130	$51,400	31.2%	$802	$1,336
Raleigh-Cary MSA	$57,840	$43,380	$32,535	$72,300	29.2%	$1,056	$1,759
South Carolina	$42,018	$31,514	$23,635	$52,523	32.2%	$846	$1,409
Charleston-North Charleston, SC MSA	$48,062	$36,047	$27,035	$60,078	34.2%	$1,027	$1,712
Virginia	$60,674	$45,506	$34,129	$75,843	30.2%	$1,145	$1,909
Virginia Beach-Norfolk-Newport News MSA	$57,315	$42,986	$32,240	$71,644	32.1%	$1,150	$1,916
Mean	$49,883	$31,177	$25,207	$51,962	31.1%	$817	$1,361
Median	$49,054	$36,017	$27,012	$60,028	31.3%	$970	$1,617

Data: U.S. Census 2010 American Community Survey

We believe there is a large, stable and underserved group of renters for mid-market moderately priced apartments which we manage and look to acquire in the future. In our experience, this group of renters has renting habits consistent with our goal of providing long-term value to our stockholders. Our residents typically stay in our communities for long periods of time with the average tenure of 21 months in 2011. Our residents also are less likely to be delinquent on rent payments. Our communities have gross bad debt from rents (before recoveries) of 0.91% as of December 31, 2011.

Geographic Focus

Our operations are focused in the southern United States, with our current portfolio comprised of properties in North Carolina, South Carolina and Virginia. Our management team has a track record of originating and executing successful acquisitions across the southern region, and we intend to seek external growth opportunities both in the states where we currently own property and in other southern states where we are not currently property owners. We view these regions and markets as underserved from a mid-market product standpoint, and with various identifiable barriers to entry and substantial well-educated populations, we believe they share many of the same characteristics as select gateway or coastal markets with more opportunities to add value for our stockholders.

Our three largest markets by number of units are currently Charlotte, NC, Greensboro, NC and Raleigh/Durham, NC. They are regional centers with substantial populations, industry-specific corridors, strong population growth, world-class universities, large airports, significant public transportation systems and school systems, and well established healthcare systems.

Market Opportunity

We believe that the current economic climate, industry fundamentals and competitive landscape combine to present a compelling market opportunity which we feel we are well positioned to exploit, providing our stockholders with targeted exposure to a segment of the apartment market which is not currently the focus of any publicly traded REITs. We expect population growth, new household formulation, stricter lending standards and changing attitudes toward home ownership will continue to boost demand for mid-market apartment rentals and in the southern United States. At the same time, we expect that the continued focus of publicly traded REITs and larger institutional investors on acquisition and development opportunities in select gateway or coastal markets will continue to limit supply of new apartment communities and the competitiveness of the acquisition environment in our markets, allowing us to maximize our return on investment as we seek to exploit the favorable demand trends outlined above.

BUSINESS

Overview

Ginkgo Residential Trust Inc. is a newly formed, self-administered and self-managed REIT focused on acquiring, renovating, repositioning and managing mid-market apartment communities in the southern United States. We were formed to continue the business of BNP Residential Properties, Inc. From October 1994 until February 2007, when it was sold to a private investor, BNP was a publicly traded REIT (AMEX:BNP) that acquired, renovated, repositioned and managed a portfolio of mid-market apartment communities located in the southern United States. Through this offering, we are reintroducing BNP’s executive management team, business strategy and a substantial portion of its apartment portfolio to the public markets. We are led by Philip S. Payne, our Chairman, Chief Executive Officer and President, and D. Scott Wilkerson, our Chief Operating Officer, who each held similar positions with BNP.

Following completion of our formation transactions and this offering, our strategy will be to continue and grow the multifamily residential real estate business begun by BNP. We expect to initially own a portfolio of 24 apartment communities in North Carolina, South Carolina and Virginia, containing a total of 5,768 apartment units. Our portfolio consists of mid-market multifamily housing properties that offer well-maintained and spacious apartments with attractive amenities. For the year ended December 31, 2011, the economic occupancy rate for this portfolio was 94.1%, and the average monthly revenue per occupied unit was $850. Economic occupancy for a particular period is defined as total market rent for that same period, net of vacancy expense for that period, as a percentage of the total market rent.

Our focus is on mid-market apartment communities in the southern United States in areas where we believe there are above average economic growth prospects and an expanding job base and where we can establish a significant presence. Our strategy is to continue to focus exclusively on the mid-market, moderately priced apartment sector. We will seek to create long-term value by operating in markets that we believe are underserved and where existing public REITs and large institutional investors are not currently focused. We believe the trend among institutional investors and the public multifamily REITs toward increasing their exposure to select coastal and gateway markets has created a significant opportunity to apply economies of scale, experienced management and meaningful cost of capital advantages to strategies focused on acquisition and operating environments in which competitors are more likely to be fragmented, less capitalized and operationally less sophisticated.

Our residents are primarily “residents by necessity”—typically families or individuals that need to live in apartments because they cannot afford to move into a single family home until they accumulate sufficient wealth for a down payment or do not otherwise qualify for financing to purchase a home. Beginning in 2007, the housing market in the United States experienced a variety of difficulties and changed economic conditions, which caused many families and individuals to reconsider home ownership. Accordingly, while not our core demographic, our residents also include “residents by choice”—typically families or individuals that live in apartments because of this shift in attitude related to home ownership and the value proposition that apartment communities present, including affordable rental rates, flexibility and mobility. Our renter pool typically includes recent graduates, young professionals, retirees, law enforcement officers, nurses, office workers, graduate students, teachers, firefighters and other first responders, skilled trades people and small business owners, along with other workers who provide essential services to the communities in which they live, all unified by their need for well-located, high-quality, moderately-priced housing. Our target renter population has substantial overlap with, but is not limited to, the “workforce housing” market, which consists of households with incomes ranging between 60% and 120% of the area median income in the respective market. Workforce housing can be distinguished from low-income housing or “affordable housing” in that there is no government assistance provided to the developer, owner or tenants to subsidize development, operation or rents, and the apartments can be rented at market rental rates without any regulatory constraint or limitation. In addition, we believe our properties tend to be maintained and operated to a higher standard of quality than low-income or affordable housing.

We believe mid-market apartment communities offer attractive long-term risk-adjusted returns for our stockholders. We also believe that the need for moderately priced mid-market housing has been increasing for more than a decade, and today’s economic challenges are further fueling that need. We believe the current economic realities have made home ownership a less attractive and less viable alternative to renting, which has increased the size of our renter pool. While there are many providers of both luxury and affordable housing, there are few large-scale, well-capitalized providers of market rate housing for the mid-market renter and we view this segment as underserved.

Our goal is to own and grow a portfolio of apartment communities that offer, among other things, the following:

¡	close proximity to shopping, job corridors and health care providers;

¡	well-maintained apartment units;

¡	attractive on-site amenities;

¡	total occupancy cost that represents a value in relation to apartment communities in the same geographic area;

¡	apartment units with above average square footage compared to other apartment units in the same market; and

¡	a sense of community.

We are a multifamily real estate investment and operating company that is fully integrated with the ability to provide comprehensive real estate services to support a portfolio of apartment communities, including acquisition, renovation, financing, asset management, property management and leasing services. Our management team, which includes the same team that oversaw the growth and operations of BNP, focuses on oversight and strategic initiatives, including acquisitions, financings and dispositions. Supporting our executive management team are more than 400 employees with expertise in asset management, property management, construction, property renovation, accounting, public company reporting and compliance, human resources, information technology, and on-site project and property management. We believe that the scale and sophistication of our operations gives us a significant advantage in the markets in which we operate, where competition is typically fragmented and does not benefit from economies of scale.

We employ a disciplined approach to renovation and maintenance, leasing, operations and management, which is aimed at increasing the competitive position of our apartment communities in their markets with a goal of commanding higher rents and occupancy levels.

We operate under two guiding principles:

¡	to provide quality, market rate housing for the mid-market sector of the population; and

¡	to maximize the cash flow and value of our properties through selective improvements designed to increase marketing potential of the properties and reduce long-term operating costs.

For our company, our approach and principles mean focusing on combining the benefits of proactive management and maintenance with the added value achieved through incorporating selective property improvements. This approach includes significant attention to energy efficiency, water conservation and an ongoing reduction in maintenance costs, all with the goal of enhancing affordability to meet the housing needs of the mid-market renter while maximizing each asset’s performance and value.

Our History

BNP, our predecessor business, was formed and completed its initial public offering in 1987. From 1987 to 1994, BNP focused on the quick service restaurant sector. In October 1994, under the direction of our executive management team, BNP reorganized and began to focus on owning and managing multifamily residential properties. From 1994 until 2007, BNP acquired ownership interests in 35 apartment communities comprised of 8,938 apartment units in North Carolina, South Carolina and Virginia. In early 2006, BNP’s management team determined that the multifamily market was nearing a cyclical peak. Apartment values in general had appreciated to levels that management believed were neither warranted by operating fundamentals nor by the outlook for future operations and that such values were unsustainable. Given this view, management concluded that it was in the best interest of BNP’s stockholders to seek to capture these valuations by exploring strategic alternatives, including selling the company and all of its assets. In August 2006, BNP entered into a merger agreement whereby affiliates of BBR agreed to acquire BNP and all of its operations for an all cash price of $24.00 per share of common stock, which represented a 39% premium to BNP’s closing price of $17.24 per share on AMEX on August 30, 2006, the last trading date prior to the announcement of the merger. The sale to BBR closed on February 28, 2007. Since the closing of the merger in 2007, our management team has continued to operate and manage the portfolio of BNP’s properties acquired by BBR, the majority of which will be contributed to us upon completion of our formation transactions and this offering.

The table below shows a comparison of total stockholder returns for BNP common stock with the total return on the RMS, which represents total return of publicly traded REITs, and the S&P 500. The table below covers the period from January 1, 1997 (the year in which multifamily properties first represented a majority of BNP’s assets) to December 31, 2006 (BNP’s last full fiscal year prior to the closing of the merger with BBR) and assumes that $100 was invested in BNP common stock and in each index on January 2, 1997 (the first day of trading in 1997) and that all dividends were reinvested on ex-dividend dates. As shown below, an investment of $100 in BNP common stock on January 2, 1997 would have produced a total return of approximately 403% assuming that all dividends were reinvested. This return outperformed both the RMS and the S&P 500, which returned approximately 291% and 126%, respectively, over the same period. The information about BNP’s historical performance is a reflection of the past performance of BNP and is not a guarantee or prediction of our future returns.

12 Months Ended	BNP (Cumulative)	RMS (Cumulative)	S&P 500 (Cumulative)	BNP (Year Over Year)	RMS (Year Over Year)	S&P (Year Over Year)
December 31, 1997	21.9%	21.3%	34.0%	21.9%	21.3%	34.0%
December 31, 1998	0.5%	0.8%	72.3%	(17.6%)	(16.9%)	28.6%
December 31, 1999	(9.7%)	(3.8%)	108.6%	(10.1%)	(4.6%)	21.0%
December 31, 2000	(7.1%)	22.0%	89.6%	2.9%	26.8%	(9.1%)
December 31, 2001	44.3%	37.7%	67.1%	55.4%	12.8%	(11.9%)
December 31, 2002	57.5%	42.7%	30.2%	9.2%	3.6%	(22.1%)
December 31, 2003	98.3%	95.1%	67.5%	25.9%	36.7%	28.7%
December 31, 2004	197.0%	156.6%	85.7%	49.8%	31.5%	10.9%
December 31, 2005	215.3%	187.7%	94.8%	6.2%	12.1%	4.9%
December 31, 2006	403.0%	291.1%	125.6%	59.5%	35.9%	15.8%

Source: Bloomberg and SNL Financial, LLC

Competitive Strengths

We believe that we distinguish ourselves from other public owners and managers of apartment communities through the following competitive strengths:

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Experienced Management Team with Proven Track Record and Market Knowledge.  Our executive management team is led by Mr. Payne, our Chairman, Chief Executive Officer and President, and Mr. Wilkerson, our Chief Operating Officer, who have worked together for more than 20 years and each of whom has more than 25 years of multifamily residential and real estate experience, including previous public REIT experience and expertise in multifamily property acquisitions, renovations, financings, asset management, property management, and leasing. During their tenure at BNP, our management team supervised the acquisition or development and operation of more than 10,000 multifamily units, including all of the properties in our portfolio. Through this experience, our management team has developed an in-depth market knowledge and extensive network of long-standing relationships with real estate owners, developers, brokers, national and regional lenders and other market participants in our target markets, which we believe will provide us access to an ongoing pipeline of attractive acquisition and investment opportunities in and near our target markets. In addition, we have developed a fully integrated multifamily real estate platform scaled for significant growth with minimal incremental overhead. With more than 400 employees, including professionals experienced in every aspect of multifamily development, renovation, management and operation, as well as the operation and sale of a public company, we believe we are well positioned to expand our operations and create attractive risk-adjusted returns for our stockholders. In addition to our principal executive office in Charlotte, North Carolina, we have regional employees located across the southern United States, which helps us continually monitor the dynamics and opportunities in our markets.

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Strategic Focus on Mid-Market Apartment Communities in Markets with Little Institutional Competition.  For more than 20 years, our management team has focused on mid-market multifamily housing in the southern United States. We believe this focus presents a favorable opportunity, as compared to luxury or affordable housing in gateway or coastal markets. While institutional competitors overlap with both the low and high end of our target renter population, we believe there are relatively few institutional providers focused on mid-market housing as a core strategy and no public REITs that currently focus exclusively on moderately priced mid-market apartments in the southern United States. We believe the trend among institutional investors and the public multifamily REITs toward increasing their exposure to select coastal and high density markets has created a significant opportunity to apply economies of scale, top tier management and meaningful cost of capital advantages to sound, mid-market properties in demographically strong markets in the southern United States in which competitors are more likely to be fragmented, less capitalized and operationally less sophisticated. Our main competitors are local real estate investors who often do not have the same access to debt and equity capital as we will have as a public REIT.

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Stable Portfolio of High Quality Properties.  All of our apartment communities were part of the portfolio owned by BNP, and our management team has been managing these properties since they were acquired by BNP. The performance of our properties tends to be relatively stable. For example, during the recent recession, our total revenue per apartment unit declined 5.9% from a peak of $814 in the third quarter of 2008 to a trough of $766 in the first quarter of 2010. In addition, the economic occupancy rate for each of the last five years was as follows: 95.5% for the year ended December 31, 2007, 93.8% for the year ended December 31, 2008, 92.8% for the year ended December 31, 2009, 94.3% for the year ended December 31, 2010 and 94.1% for the year ended December 31, 2011.

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Balance Sheet Positioned for Growth.  As of December 31, 2011, on a pro forma basis after giving effect to our formation transactions and this offering and the use of the net proceeds therefrom, we expect to have total consolidated indebtedness of approximately $359 million and approximately $         million of cash on hand, resulting in a pro forma net debt to total enterprise value ratio (total debt, less cash and cash equivalents, divided by the sum of our total debt, less cash and cash equivalents, and the market value of our outstanding shares of common stock and common units) of approximately     % and a pro forma net debt to annualized EBITDA ratio of approximately                 %, which we believe will provide us with significant incremental financing capacity to fund growth opportunities.

Our Strategies

Our principal investment objectives are to provide our stockholders with current income, to increase the cash flow and value of our portfolio of properties and increase the value of shares of our common stock. To accomplish these goals, we will focus on the following strategies.

Internal Growth Strategy

Our goal is to maximize our return on investment in each apartment community by maximizing rental revenues and income through careful attention to both rental rates and occupancy levels while reducing or controlling operating expenses. We (i) seek higher net rental revenues by physically enhancing and maintaining the competitiveness of our communities and (ii) manage expenses through our system of detailed management reporting and accountability in order to achieve increases in operating cash flow. We have adopted several programs and policies to achieve these ends.

Rent Optimization Program.  In an attempt to achieve the optimal balance between rental rates and occupancy, we utilize a sophisticated revenue management product designed to maximize rental revenue. Frequently, pricing decisions at apartment communities have been arbitrary or too reliant on on-site individuals. To bring discipline and sophistication to our pricing process, in 2007, we began to use rent optimization software. This software has enabled us to more precisely forecast supply and demand to optimize pricing and occupancy across our portfolio, thereby increasing revenues. Using this software, we adjust rates for available units daily in response to local market conditions and manage resident turnover in peak rental demand months. On a regular basis (weekly or bi-weekly depending on property performance), regional and on-site managers meet with our pricing personnel to discuss and challenge the rates suggested by this software. We believe the software program helps us to better manage pricing, occupancy and lease expirations to make us less vulnerable to seasonal shifts in customer traffic. Moreover, the cost and complexity associated with using this type of revenue management product means that its use is typically most common among larger institutional owners, providing us with a significant tool which we believe our most direct competitors do not have available to them.

Value-Add Initiatives.  Over time we intend to continue to evaluate and make selected improvements to our apartment communities, always with the goal of making the properties more attractive to our target residents. One way we seek to improve both the operating results and the value of our current apartment communities is through renovations, which may include new roofs, new exterior siding, exterior painting, clubhouse renovation and interior refurbishment. We believe that such renovations have permitted us to increase rental rates and improve occupancy rates at our apartment communities.

We also emphasize improving the energy efficiency of our apartment communities in a way that improves operating returns, marketability and economic value. Our experience has been that our target renters view their personal budgets in terms of the total cost of occupancy—rent plus utilities. We believe our ability to reduce the cost of utilities allows us to increase rent without raising the total cost of occupancy. In cases where our ability to increase rents is limited, lowering the cost of utilities for our residents significantly increases the attractiveness and comfort of our properties in relation to our competitors, reducing turnover and shortening the duration of vacancies at our apartment communities. To reduce the cost of utilities, where economically feasible, we implement energy efficient initiatives such as improving the overall building envelope to minimize heat gains and loss by installing new HVAC systems, focusing on seasonal energy efficiency ratio upgrades and resizing in conjunction with replacing or upgrading insulation, windows and doors. We also offer compact fluorescent lighting and Energy Star rated appliances and windows. In addition, nearly all of our properties incorporate water sub-metering technology, which allows us to measure the actual water usage by each of our residents and to bill and recover from residents for that usage. Prior to our use of this sub-metering technology, water and sewer expenses were paid by us. Sub-metering thus achieves the double benefit of promoting water conservation by shifting the burden of cost to the ultimate user, as well as immediately increasing net operating income through recovery of the utility expense. By continuously evaluating our apartment communities for potential improvements that increase marketability, reduce utility costs, increase rents or reduce operating costs, we intend to expand the potential pool of residents and avoid competitive obsolescence.

Programs to Control Expenses.  We also implement programs to control expenses. In an effort to reduce long term operating costs, we annually review each apartment community and promptly attend to maintenance and recurring capital needs. We also conduct a periodic program of preventive maintenance in each apartment unit, whereby our personnel inspect, clean, service or repair appliances, heating and cooling systems, smoke alarms, and apartment interiors on a regularly scheduled basis. In addition, as part of our renovation strategy, we evaluate and replace items in our apartment communities that require frequent and costly maintenance with new items that are under warranty at the time of purchase. Our director of projects and service oversees all of our maintenance procedures and is responsible for the implementation of all projects, training of new service personnel, troubleshooting and monitoring our preventive maintenance programs and personnel. Where possible, we contract with preferred vendors in each of our markets to perform various services at our properties, including roof maintenance, repairs and replacements and parking lot maintenance at our communities. This approach allows us to take advantage of economies of scale in negotiating contracts, to adhere to standards of quality for materials used and work performed, and to focus on managing our properties instead of having to make multiple calls to a contractor in order to ensure a job is completed in a timely and satisfactory manner. We believe that these programs lower operating costs over the life of the communities, increase the long-term value of the communities and contribute to maintaining the market position of our communities.

External Growth Strategy

We intend to continue to expand our portfolio of mid-market apartment communities throughout the southern United States, primarily through the disciplined acquisition of existing properties followed by light to substantial renovation/repositioning. While our management team has the experience and capacity to construct new properties, because rent levels required to justify new construction are generally out of the reach of a significant portion of mid-market renters, we believe that the current economic environment provides an attractive opportunity to acquire existing apartment communities and then make the necessary repairs and selected improvements to maximize the performance of the community. We expect to pursue an aggressive acquisition program, utilizing a substantial portion of the net proceeds from this offering within the first 12 months following the completion of our formation transactions and this offering. We have identified a pipeline of approximately $270 million of potential acquisition opportunities that we believe meet our acquisition criteria and would enhance our portfolio. We can make no assurance that we will acquire any particular property, or if we do, what the terms or timing of any such acquisition will be. We expect that we will finance future acquisitions of apartment communities by issuing common units of our operating partnership or with loans, and through the use of funds from offerings of our common stock, preferred stock or debt.

Target Mid-Market Apartment Communities.  Our investment strategy is to continue to target and acquire mid-market multifamily properties in the southern United States in markets exhibiting economic growth and an expanding job base where we can establish a significant presence within the market. We believe apartment communities in these types of markets will offer attractive long-term investment returns for our stockholders. Based on our experience, we typically do not face significant competition from other institutional multifamily real estate buyers for acquisitions in our target markets, as these buyers tend to focus on luxury properties in select gateway or coastal markets outside of the southern United States. Our typical competitors are local real estate investors who often do not have ready access to debt and equity capital. In addition, while many of our competitors prefer not to purchase apartment communities that are more than 10 years old, we target such communities that are well located and otherwise meet our quality standards and operating model. We believe we can purchase such apartment communities at fair prices and make necessary capital expenditures to bring them up to our standards.

Evaluation of Acquisition Properties.  In evaluating properties for potential acquisition, our primary consideration is a property’s current and anticipated cash flow, particularly with respect to the cash flow’s adequacy to meet operational needs and other obligations, and its impact on our ability to pay distributions to our stockholders. We also put emphasis on the geographic area in which the apartment community is located and the demographic profile of the residents. We obtain this information from market studies and existing relationships with brokers, other owners and developers of apartment communities located in the apartment market and the publishers of apartment rental guide books. Within a geographic area, we also look for apartment communities with locations close to where people work, shop, and receive healthcare. Other factors we consider include:

¡	the construction quality, condition and design of the property;

¡	the potential for increasing the value of the apartment community through selective improvements;

¡	the potential for increasing cash flow by means of increasing rental rates and occupancies, as well as reducing operating expenses;

¡	the potential for capital appreciation of the property;

¡	the growth, tax and regulatory environment of the community in which the property is located;

¡	occupancy and demand for the property; and

¡	prospects for future sale or refinancing.

Renovation Projects.  In most cases, we will acquire an apartment community only where its operating history indicates that it will contribute immediately to our cash flow and there is a strong likelihood that its cash flow will increase. However, in some cases, upon the acquisition of an apartment community, we may seek to substantially improve both operating results and the value of the apartment community through renovation, which may include new roofs, new exterior siding, exterior painting, clubhouse renovation, interior refurbishment and energy efficiency enhancements. We believe that such renovations have permitted us to increase rental rates and improve occupancy rates at our properties after we have completed such improvements. Our executive management team has an established track record of acquiring high-quality but underperforming properties and applying a disciplined capital program to their renovation and repositioning as institutional grade apartments suitable for the full spectrum of our target renter population.

As a result of this experience, we believe we know which renovations and improvements are likely to increase the operating cash flow and value of our apartment communities so that we can concentrate our efforts only on those areas. For example, as part of our renovations, one area that we focus on is using quality construction materials and techniques to provide better air sealing in our apartment units. As part of this analysis, we forego decorative items in favor of materials and techniques that provide better energy efficiency and comfort for our residents. We believe this focus on quality construction materials and techniques helps to reduce our residents’ costs and decrease turnover at our apartment communities. This renovation experience will enable us to rehabilitate existing communities when economic conditions and available capital make such opportunities attractive or appropriate.

Umbrella Partnership REIT (“UPREIT”) Structure.  Starting in 1997 (the year in which BNP reorganized as an UPREIT), our predecessor business acquired 17 apartment communities consisting of 3,948 apartment units, or approximately 44% of BNP’s portfolio prior to the time of the merger with BBR, by issuing common units to the sellers of the apartment communities. Through our UPREIT structure, we will have the ability to continue to acquire apartment communities by issuing common units of our operating partnership in tax-deferred exchanges with owners of such properties.

Joint Venture Opportunities.  In addition, one of our growth strategies will be to seek to co-invest with partners in joint venture opportunities to the extent we believe that a joint venture will enable us to obtain a higher return on our investment through management and other fees, which leverage our skills in acquiring, renovating, redeveloping and managing multifamily investments. In addition, we believe the joint venture investment strategy can provide a platform for new acquisitions that would provide more capital diversification and lower investment risk for us. Certain members of our executive management team have existing joint venture investments with unaffiliated third parties whereby such members have a minority equity interest (10%- 20%), act as operating manager of the venture and in such role are entitled to certain performance incentive fees upon the venture partner having received distributions providing specified levels of return. Additionally, the management company provides property management services to the venture for a management fee consistent with market rates. See “Certain Relationships and Related Transactions—Conflicts of Interest.” We believe the company will be well positioned to take advantage of similar joint venture opportunities in the future.

Excluded and Managed Properties.  Eight properties of the former BNP portfolio, comprising 2,624 units, will not be contributed as part of the formation transactions and will be retained by BBR, and will be part of the portfolio of properties that we manage (see “—Property Management Strategy”). These excluded properties are generally well-performing assets, but currently have levels of leverage in excess of what we believe to be appropriate. While we will obtain a right of first refusal to acquire these assets as part of our formation transactions, we currently are not in discussions to acquire these properties. We intend to work with BBR to negotiate with the lenders for continued management and/or the acquisition of these properties, some or all of which may be purchased in the future. Our other managed properties may also be candidates for future acquisitions by us.

Property Management Strategy

Property Management Agreements.  As of the date of this prospectus, in addition to our portfolio of 24 apartment communities, all of which are managed by us, we provide management services to 40 apartment communities, containing a total of 9,676 apartment units, which we refer to as the managed properties. With respect to the managed properties, we have entered into property management agreements both on a portfolio basis and property-by-property basis. Pursuant to these property management agreements, we are entitled to property management fees that range from 2.75% to 4% of gross revenues from each property together with reimbursement for certain allocated costs directly related to operating the managed properties. For the year ended December 31, 2011, with respect to the 40 managed properties, we charged total management fees and expense reimbursements of approximately $3.1 million.

Property Management and Monitoring.  We believe our proactive asset management and property management programs—along with diligent attention to resident needs—significantly enhance occupancy levels, rental rates and, accordingly, the value of the communities under our management. Senior management and property operations personnel develop a specific business plan for each community under management. These plans include individualized marketing, maintenance, and capital improvement and investment programs designed to maximize the performance and value of each community. Senior management, and property operations personnel at each of our apartment communities, continuously monitor the operations of each community and look for opportunities to make focused upgrades and improvements with a goal to maximize our return on invested capital. Our asset managers monitor capital improvements, tax reductions, special projects, project management and budgeting programs. Each property management team focuses on resident satisfaction and retention, asset preservation through proactive maintenance, and strict management of expenses. Our experience is that maintaining a consistently high level of customer satisfaction leads to greater demand for our apartment units, higher occupancy and rental rates, reduced turnover and increased long-term profitability. Accordingly, providing appropriate training for our personnel, personalizing relations with our residents and quickly responding to residents’ needs are integral components of our property management.

Each apartment community is operated by an on-site property manager assisted by staff trained in marketing, management, accounting, maintenance and other procedures. On-site property managers report directly to regional property managers who are based in the geographical area for which they have responsibility but who regularly visit each of the apartment communities in their region. Our property managers have overall operating responsibility for their specific communities. We believe that our “flat” operating structure that emphasizes our senior management’s continued close contact with the markets and employees allows us to:

¡	keep abreast of local market trends;

¡	increase personal accountability;

¡	efficiently staff our operations;

¡	achieve a cohesive corporate culture;

¡	reduce costs through operating efficiencies and economies of scale inherent in the management of a large portfolio of properties in a limited geographic region;

¡	quickly respond to the needs of residents and on-site employees; and

¡	control overhead costs.

We have also invested heavily in training programs for our property-level personnel. We believe that a comprehensive program for the continued training of all employees, a commitment to “promoting from within” and the development of professional, long-term career paths for our employees enhance the performance of our personnel and reduce employee turnover. Our corporate office personnel also spend time at our communities to foster a sense of cohesiveness and a uniform corporate culture and provide valuable information and experience for employees throughout our organization. We compensate all on-site employees in part through performance-based compensation programs. These incentives include monthly bonuses based on resident renewals and quarterly bonuses tied to both net operating income for the employee’s respective community(ies) and our overall performance.

Customer Service.  Our on-site personnel are charged with the task of making residents comfortable in their communities through personal attention, which includes organizing social functions and activities as well as responding promptly to any resident problems that may arise in conjunction with an apartment unit or the community. We believe social functions foster a sense of community by encouraging residents to meet one another and that this sense of community helps reduce turnover and increases the effectiveness of community watch programs. In addition, we conduct frequent resident surveys in order to measure customer satisfaction, and we use residents’ responses to form our annual plans for each community, evaluate personnel and measure property performance.

Community Policies.  We adopt community policies that preserve the value of our apartment communities, allow us to increase rent and occupancy levels, and help mitigate risk. For example, each of our apartment communities is a smoke-free living environment. This smoke-free policy protects residents from second hand smoke and protects the property from smoke damage and fire hazards caused by improper or negligent disposal of smoking materials. In addition, designated smoking areas keep the property free from stray cigarette butts and allow residents to enter their apartment homes without walking through areas of concentrated smoke. We believe our smoke-free policy is attractive to our target residents, reduces the risk of a catastrophic fire and helps preserve the value of our communities, as well as reduce turnover and enhance the marketability of our apartment communities. In addition, we require each of our residents to obtain renters insurance prior to moving into our apartment communities. This mitigates our risk of loss from resident-caused fires because the resident’s insurance policy completely or partially pays for the damage incurred. We believe this policy further mitigates our risk for loss if there is a fire at one of our apartment communities because all residents impacted have some level of insurance for their personal belongings and is therefore less inclined to look to us to recover damages.

Financing Strategy

Although we have no stated policy, we intend to use moderate leverage with a targeted leverage level of 50% or less of our total assets. However, the amount of leverage on a particular asset may exceed this targeted portfolio leverage level. We expect to have approximately $359 million of total indebtedness outstanding upon completion of our formation transactions and this offering and the use of the net proceeds therefrom and approximately $         million of cash. As of December 31, 2011, on a pro forma basis, our indebtedness had a weighted average debt maturity of approximately 5.4 years and a weighted average interest rate of 5.7% per annum, and consisted entirely of fixed rate debt. Our overall leverage will depend on our investments and the cost of leverage. Our charter does not restrict the amount of leverage that we may use.

Our Properties

Upon completion of our formation transactions and this offering, we will own a portfolio of 24 apartment communities in North Carolina, South Carolina and Virginia, containing a total of 5,768 apartment units. For the year ended December 31, 2011, the economic occupancy rate for this portfolio was 94.1%, and the average monthly revenue per occupied unit was $850.

As of December 31, 2011, the markets with the highest concentrations of our apartment communities were Charlotte, North Carolina, the Greensboro/Winston-Salem area of North Carolina and the Raleigh/Durham area of North Carolina. The following table illustrates our presence in each of our principal markets and other markets as of December 31, 2011.

Metropolitan Area	Number of Properties	Number of Units	Economic Occupancy Rate for the Year Ended December 31, 2011(1)	Total Revenue for the Year Ended December 31, 2011(2)	Average Monthly Revenue per Occupied Unit for the Year Ended December 31, 2011(3)	Percentage of Total Revenue for the Year Ended December 31, 2011
Charlotte, NC	8	1,832	94.9%	$17,817,418	$854	32%
Greensboro/Winston-Salem, NC	6	1,116	93.9%	10,050,214	799	18%
Raleigh/Durham, NC	5	1,408	93.7%	12,699,232	802	23%
Other Markets	5	1,412	93.6%	14,893,017	939	27%

Total/Weighted Average	24	5,768	94.1%	$55,459,881	$850	100%

(1)	Economic occupancy for a particular period is defined as total market rent for that period, net of vacancy expense for the period, as a percentage of the total market rent.

(2)	Total revenue excludes any gain or loss attributable to disposals of property, plant and equipment or casualties that may be included under GAAP.

(3)	Average monthly revenue per occupied unit represents total revenue divided by the product of the number of apartment units and economic occupancy, divided by the number of months in the applicable period.

Our apartment communities are generally wood-framed, two- and three- story buildings, with exterior entrances, individually metered gas and electric service, submetered water service, and individual heating and cooling systems. The apartment units in our 24 properties consist of 39% one-bedroom units, 53% two-bedroom units and 8% three-bedroom units. The units average 999 square feet in area and are well-equipped with modern appliances and other conveniences. Our communities generally include swimming pools, tennis courts and clubrooms, and most have exercise facilities. As of December 31, 2011, the average age of our apartment communities was approximately 22 years.

As of December 31, 2011, our total investment, on a historical cost basis, in our 24 apartment communities was $532 million (excluding impairment charges), and the net carrying value of our 24 apartment communities was $441 million (an average of $18.4 million per property).

The following table summarizes information about each of our apartment communities as of December 31, 2011.

Property	Location	Year Completed	Year Acquired(1)	Number of Units	Total Rentable Area (Square Feet)	Average Unit Size (Square Feet)(2)	Total Acreage
Abbington Place	Greensboro, NC	1997	1997	360	413,400	1,148	37.70
Brookford Place	Winston-Salem, NC	1998	2002	108	103,824	961	6.30
Chapel Hill	Carborro, NC	1990	2006	144	118,320	822	8.00
Chason Ridge	Fayetteville, NC	1994	1999	252	262,293	1,041	21.82
Fairington	Charlotte, NC	1981	2004	250	267,300	1,069	32.00
Hamptons at Southpark	Charlotte, NC	1986	2005	232	250,465	1,080	33.11
Latitudes	Virginia Beach, VA	1989	1994	448	358,700	801	24.86
Madison Hall	Clemmons, NC	1997	1998	128	110,226	861	10.52
Mallard Creek 1	Charlotte, NC	1988	1994	184	167,920	913	18.56
Mallard Creek 2	Charlotte, NC	1997	2003	288	321,166	1,115	25.02
Marina Waterfront	Cornelius, NC	1994	2002	290	285,820	986	33.48
Oak Hollow	Cary, NC	1986	1998, 2000	462	440,952	954	52.51
Oakbrook	Charlotte, NC	1985	1994	162	178,560	1,102	14.76
Paces Commons	Charlotte, NC	1988	1993	336	319,132	950	24.80
Paces Watch	Mt. Pleasant, SC	1987	2005	232	201,068	867	21.67
Pepperstone	Greensboro, NC	1992	1997	108	118,800	1,100	10.11
Quail Hollow	Charlotte, NC	1981	2006	90	97,938	1,088	10.63
Savannah Place	Winston-Salem, NC	1991	1997	172	197,700	1,149	14.71
Southpoint	Durham, NC	1987	2004	192	176,352	919	14.54
Timbers	Richmond, VA	1989	2005	240	232,973	971	27.62
Waterford Place	Greensboro, NC	1997	1997	240	277,296	1,155	20.64
Waverly Place	N. Charleston, SC	1986	2005	240	194,994	812	21.28
Wind River	Durham, NC	2000	2004	346	391,232	1,131	29.43
Woods Edge	Durham, NC	1985	1998	264	275,212	1,042	32.44

Total / Weighted Average				5,768	5,761,643	999	546.1

(1)	Year acquired by BNP. The Oak Hollow property was acquired in two separate transactions in 1998 and 2000.

(2)	Average unit size is calculated by dividing the property’s total residential square footage by the number of apartment units.

The following table summarizes the economic occupancy rate and the average monthly revenue per occupied unit for each of our apartment communities for the years ended December 31, 2011, 2010 and 2009 (dollars in thousands).

	Economic Occupancy Rate(1)			Average Monthly Revenue per Occupied Unit(2)
Property	2011	2010	2009	2011	2010	2009
Abbington Place	92.9%	94.0%	92.3%	$798	$790	$802
Brookford Place	95.2%	93.8%	93.1%	769	740	746
Chapel Hill	96.0%	93.9%	93.4%	812	783	794
Chason Ridge	89.4%	96.8%	94.6%	886	860	848
Fairington	95.0%	93.6%	91.9%	836	807	839
Hamptons at Southpark	94.4%	93.8%	92.5%	880	836	893
Latitudes	93.8%	95.5%	94.9%	1,051	1,033	1,034
Madison Hall	94.1%	96.5%	95.4%	681	675	681
Mallard Creek 1	94.9%	93.7%	90.8%	764	750	775
Mallard Creek 2	94.7%	96.0%	93.5%	913	897	924
Marina Waterfront	95.1%	94.9%	91.9%	944	913	929
Oak Hollow	93.7%	95.1%	93.3%	737	692	706
Oakbrook	96.1%	94.2%	91.5%	851	825	864
Paces Commons	94.3%	94.1%	91.3%	781	766	797
Paces Watch	96.3%	93.6%	92.1%	961	925	937
Pepperstone	93.7%	92.4%	91.5%	739	713	727
Quail Hollow	95.4%	94.2%	91.5%	821	815	835
Savannah Place	92.6%	91.3%	92.4%	734	736	750
Southpoint	94.8%	93.6%	93.5%	757	740	745
Timbers	94.3%	93.9%	91.9%	957	945	958
Waterford Place	95.6%	94.6%	92.4%	950	910	920
Waverly Place	93.8%	91.7%	92.2%	749	737	745
Wind River	92.9%	94.4%	93.2%	919	909	905
Woods Edge	93.1%	93.6%	93.2%	790	761	763

Total / Weighted Average	94.1%	94.3%	92.8%	$850	$829	$843

(1)	Economic occupancy for a particular period is defined as total market rent for that period, net of vacancy expense for that period, as a percentage of the market rent.

(2)	Average monthly revenue per occupied unit represents total revenue divided by the product of the number of apartment units economic occupancy, divided by the number of months in the applicable period.

The following table summarizes the unit type and the turnover percentage for the years ended December 31, 2011, 2010 and 2009 for each of our apartment communities.

	Unit Type			% Turnover(1)
Property	1BR	2BR	3BR+	2011	2010	2009
Abbington Place	96	216	48	58.9%	48.3%	58.3%
Brookford Place	36	72	—	55.6%	50.9%	60.2%
Chapel Hill	96	48	—	47.9%	52.8%	54.2%
Chason Ridge	56	164	32	83.3%	84.5%	94.4%
Fairington	108	106	36	50.8%	58.0%	62.8%
Hamptons at Southpark	28	184	20	48.7%	50.4%	55.2%
Latitudes	270	158	20	68.1%	69.4%	71.0%
Madison Hall	42	86	—	53.1%	62.5%	64.1%
Mallard Creek 1	67	117	—	63.0%	60.3%	59.2%
Mallard Creek 2	103	140	45	60.4%	59.4%	62.8%
Marina Waterfront	176	78	36	61.0%	65.5%	63.1%
Oak Hollow	216	246	—	46.1%	41.7%	57.6%
Oakbrook	32	120	10	48.1%	51.2%	58.6%
Paces Commons	154	142	40	53.3%	53.3%	53.6%
Paces Watch	132	100	—	63.4%	71.1%	77.2%
Pepperstone	—	108	—	49.1%	39.8%	50.0%
Quail Hollow	12	78	—	40.0%	48.9%	51.1%
Savannah Place	44	128	—	50.6%	47.7%	53.5%
Southpoint	132	60	—	45.3%	46.9%	59.4%
Timbers	58	146	36	56.3%	49.2%	54.2%
Waterford Place	72	120	48	54.2%	53.8%	62.9%
Waverly Place	114	126	—	76.7%	75.8%	93.8%
Wind River	128	153	65	54.0%	48.6%	52.0%
Woods Edge	66	198	—	40.2%	33.7%	44.3%

Total / Weighted Average	2,238	3,094	436	56.4%	55.6%	62.0%

(1)	Turnover is defined as an annual total number of move-outs over the applicable period divided by the total number of units.

Description of Certain Properties

As of December 31, 2011, the book value of the Latitudes Apartments property (“Latitudes”) exceeded 10% of the total book value of our portfolio. Accordingly, the following additional disclosures are given with respect to this property:

Latitudes is a multifamily residential apartment property located in Virginia Beach, Virginia containing 448 apartment units. Additional information about the Latitudes property is included in the property tables above. Upon completion of our formation transactions and this offering, we will own Latitudes in fee simple (through our wholly-owned subsidiary), subject to the lien of a deed of trust securing a deed of trust note, dated February 28, 2007, in the original principal amount of approximately $50.5 million. The loan calls for monthly payments of interest at a fixed rate of 5.87% with a balloon payment of the entire principal amount and any accrued but unpaid interest on the maturity date at March 11, 2017. The loan is not open to prepayment except during the final three months of the loan term, during which time the loan may be prepaid in whole without any prepayment premium or penalty. Other than normally recurring capital expenditures, we currently have no plans for the renovation, improvement or development of Latitudes.

The average effective annual rent per unit for each of the years ended December 31, 2011, 2010, 2009, 2008 and 2007 was $11,640, $11,448, $11,484, $11,760 and $11,604, respectively.

The economic occupancy rate at Latitudes for each of the years ended December 31, 2011, 2010 and 2009 is included in the table above. The economic occupancy rates for the years ended December 31, 2008 and 2007 were 93.1% and 94.5%, respectively. No tenant occupies 10% or more of the rentable square footage of the property, and no business, occupation or profession is carried on at the property other than a multifamily apartment operation. As a residential apartment operation, the leases at Latitudes generally have terms ranging from six to 15 months in duration and as of December 31, 2011, no lease had a term longer than 16 months. Accordingly, substantially all of the leases at the property expire each year.

Latitudes is located in the tax jurisdiction of the City of Virginia Beach, Virginia. The current real estate tax rate is $0.89 per $100 of valuation and the annual real estate tax on Latitudes for 2011 was $358,771.

The table below sets forth the following tax-related information for Latitudes: (i) federal tax basis, (ii) rate, (iii) method of depreciation, and (iv) life claimed with respect to the property for purposes of depreciation.

Component	Federal Tax Basis	Rate	Method	Life Claimed
Buildings	$43,800,000	Various	Straight-line	27.5 or 40 years
Land improvements	300,000	Various	150% declining balance	15 or 20 years
Personal property	1,500,000	Various	200% declining balance	5 to 10 years

Historical Capital Expenditures

Over the last three years, we have spent an average of approximately $400 per apartment unit per year on recurring capital expenditures and approximately $516 per apartment unit per year on total capital expenditures. We categorize capital expenditures as either recurring or non-recurring. Recurring capital expenditures are generally operating replacements which substantially extend the useful life of our properties and which regularly occur in the normal course of operating and maintaining our assets. Our recurring capital expenditures include appliances, carpeting and flooring, window glass replacements, HVAC, kitchen and bath cabinets, roof replacements, site improvements and exterior building improvements. Non-recurring capital expenditures similarly extend the useful life of our properties, but are non-routine, not necessarily required to maintain the condition of our properties, and generally increase the value of our properties. Our revenue enhancing non-recurring capital expenditures include projects such as upgrades to kitchens and bathrooms, conversions of decks and patios to enclosed sunrooms, installations, where possible, of in-unit washers and dryers, and additions of on-site community amenities such as play grounds or fitness facilities. Our policy is to capitalize costs related to acquisition, development, renovation and improvement of properties, which includes all recurring and non-recurring capital expenditures. Ordinary repair and maintenance costs that do not extend the useful life of the asset are expensed as incurred. Turnover costs due to normal wear and tear by the residents are expensed as the units are turned.

The following table summarizes our total non-recurring and recurring capital expenditures for the years ended December 31, 2011, 2010 and 2009.

	Year Ended December 31, 2011		Year Ended December 31, 2010		Year Ended December 31, 2009
	Total	Per Unit	Total	Per Unit	Total	Per Unit
	(thousands)		(thousands)		(thousands)
Total Non-Recurring Capital Expenditures	$966	$167	$708	$123	$328	$57
Total Recurring Capital Expenditures	2,391	415	2,906	504	1,634	283

Total Capital Expenditures(1)	$3,357	$582	$3,614	$627	$1,962	$340

(1)	Because of general economic conditions, we reduced the amount we spent on recurring and non-recurring capital expenditures during the year ended December 31, 2009 and, as a result, we spent increased amounts in 2010 and 2011 to compensate for the reduced expenditures in 2009.

Terms of Leases

Residents of each of our apartment communities execute a lease agreement with us. Our leases typically follow standard forms produced by the National Apartment Association or by the state apartment association where the apartment community is located. Under such leases, residents are responsible for payment of monthly rental charges and, depending on the credit risk associated with the resident, may be required to pay an initial security deposit. As a landlord, we are responsible for all real estate taxes, special assessments (if applicable), community-level utilities, insurance on the building improvements, building repairs, and other building operation and management costs. Individual residents are generally responsible for the utility costs of their apartment home and for insuring their personal possessions. Our lease terms range from six months to 16 months, but are generally one year in duration.

Property Management Agreements

As of the date of this prospectus, in addition to our portfolio of 24 apartment communities, all of which are managed by us, we provide management services to 40 apartment communities, containing a total of 9,676 apartment units, owned by BBR or its affiliates or other third parties. Messrs. Payne, Wilkerson and Rohm own a minority interest in two properties that we manage. See “Certain Relationships and Related Transactions—Conflicts of Interest.” The managed properties are located in Georgia, Florida, North Carolina, South Carolina, Texas and Virginia. With respect to the managed properties, we have entered into property management agreements on a portfolio basis and property-by-property basis. Pursuant to these property management agreements, we are entitled to property management fees that range from 2.75% to 4% of gross revenues from each property together with reimbursement for certain allocated costs directly related to operating the managed properties. For the year ended December 31, 2011, with respect to the 40 managed properties, we charged total management fees and reimbursements of approximately $3.1 million.

The property management agreements are typically for a term of one year that automatically renews on an annual basis unless terminated. Subject to certain qualifications and applicable cure periods, the property management agreements are generally terminable upon the occurrence of certain customary events of default, including: the consummation of any sale or disposition of the property by the owner to an unrelated third party; the bankruptcy or insolvency of either party; and the failure of either party to perform its obligations under the property management agreement. The property management agreements can also be terminated at any time by the property owner upon 30 days written notice.

Upon completion of this offering and our formation transactions, BBR and its affiliates will retain ownership of the excluded properties, which consist of eight multifamily residential properties containing 2,624 apartment units and located in North Carolina, South Carolina and Virginia. These excluded properties are generally well-performing assets, but currently have levels of leverage in excess of what we believe to be appropriate. Upon completion of this offering and our formation transactions, we will continue to manage the excluded properties for a management fee equal to 4% of each property’s gross revenues until the earlier of                      or such time as the properties are sold or otherwise disposed. In connection with our formation transactions and this offering, BBR or certain of its affiliates will grant us a right of first refusal to acquire each of the excluded properties. The right of first refusal with respect to each excluded property will terminate on the earlier of (a)                      and (b) the sale, foreclosure or other disposition of the property.

As of March 12, 2012, lenders are pursuing foreclosure remedies with respect to two of the excluded properties owned by or its affiliates containing a total of 338 units and generating approximately $0.1 million in gross annual management fees and reimbursements for the year ended December 31, 2011. We also anticipate that another 20 properties owned by BBR, containing 4,892 units and generating approximately $1.4 million in gross annual management fees and reimbursements for the year ended December 31, 2011, may be placed under receivership. We can make no assurance that in connection with the foreclosure proceedings or receivership the lenders or any purchaser of the properties would not terminate our management agreements with respect to the properties.

Regulation

Apartment communities are subject to various laws, ordinances and regulations, including regulations relating to common areas, such as swimming pools, activity centers, and recreational facilities. We believe that each of our properties has the necessary permits and approvals to operate its business.

Americans with Disabilities Act

Our properties must comply with Title III of the ADA, to the extent that such properties are “public accommodations” as defined by the ADA. The ADA may require removal of structural barriers to access by persons with disabilities in certain public areas of our properties where such removal is readily achievable. We believe that our properties are in substantial compliance with the ADA and that we will not be required to make substantial capital expenditures to address the requirements of the ADA. However, noncompliance with the ADA could result in imposition of fines or an award of damages to private litigants. The obligation to make readily achievable accommodations is an ongoing one, and we will continue to assess our properties and to make alterations as appropriate in this respect.

Fair Housing Act

The Fair Housing Act, its state law counterparts and the regulations promulgated by the U.S. Department of Housing and Urban Development and various state agencies, prohibit discrimination in housing on the basis of race or color, national origin, religion, sex, familial status (including children under the age of 18 living with parents or legal custodians, pregnant women and people securing custody of children under 18) or handicap (disability) and, in some states, on financial capability. A failure to comply with these laws in our operations could result in litigation, fines, penalties or other adverse claims, or could result in limitations or restrictions on our ability to operate, any of which could materially and adversely affect us. We believe that we operate our properties in substantial compliance with the Fair Housing Act.

Environmental Matters

Some of our properties are adjacent to or near other properties that have contained or currently contain storage tanks for the storage of petroleum products or other hazardous or toxic substances. These operations create a potential for the release of petroleum products or other hazardous or toxic substances. Third parties may be permitted by law to seek recovery from owners or operators for personal injury associated with exposure to contaminants, including, but not limited to, petroleum products, hazardous or toxic substances, and asbestos fibers. Also, some of the properties include regulated wetlands on undeveloped portions of such properties and mitigated wetlands on or near our properties, the existence of which can delay or impede development or require costs to be incurred to mitigate the impact of any disturbance. Absent appropriate permits, we can be held responsible for restoring wetlands and be required to pay fines and penalties.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed timely. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing because exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. The presence of mold in the general environment is ubiquitous. The presence, however, of significant mold at any of our properties could require us to undertake a costly remediation program to contain or remove the mold from the affected property. The presence of significant mold could also expose us to liability from tenants, employees and others if property damage or health concerns arise. To address these risks, we have implemented a hydro-intrusion plan that provides for immediate response to reports of mold or other water intrusion in any apartment, with structured protocols for follow up with the effected resident to ensure the issue has been fully remedied. Our lease agreements also require residents to properly operate heating and air conditioning systems in order to maintain appropriate levels of humidity in apartment units and thereby reduce the likelihood of naturally occurring mold due to moisture in the environment. Additionally, our scheduled preventative maintenance inspections allow our maintenance teams to regularly inspect our apartment units for water and mold issues that may not have been noticed or reported by residents.

If any property in our portfolio is not properly connected to a water or sewer system, or if the integrity of such systems is breached, microbial matter or other contamination can develop. If this were to occur, we could incur significant remedial costs and we may also be subject to private damage claims and awards, which could be material. If we become subject to claims in this regard, it could materially and adversely affect us.

Independent environmental consultants conducted Phase I environmental site assessments on all of our properties. Phase I environmental site assessments are intended to evaluate information regarding the environmental condition of the surveyed property and surrounding properties based generally on visual observations, interviews and certain publicly available databases. These assessments do not typically take into account all environmental issues including, but not limited to, testing of soil or groundwater, comprehensive asbestos survey or an invasive inspection for the presence of mold contamination. In some cases where prior use was a concern, an additional study was undertaken.

These assessments may have failed to reveal all environmental conditions, liabilities, or compliance concerns, and material environmental conditions, liabilities, or compliance concerns may have arisen after the assessments were conducted or may arise in the future. In addition, future laws, ordinances or regulations may impose material additional environmental liability.

The costs of future environmental compliance may materially and adversely affect us. See “Risk Factors—Risks Associated with Real Estate.”

Insurance

We carry comprehensive general liability and property (including fire, extended coverage and rental loss) insurance covering all of the properties in our portfolio under a blanket insurance policy. We believe the policy specifications and insured limits are in line with coverage customarily obtained by owners of similar properties and appropriate given the relative risk of loss and the cost of the coverage. However, our insurance coverage may not be sufficient to fully cover all of our losses. There are certain types of losses, such as lease and other contract claims, acts of war or terrorism, acts of God, and in some cases, earthquakes, hurricanes and flooding that generally are not insured because such coverage is not available or it is not available at commercially reasonable rates.

Competition

In acquiring our target properties, we compete with other multifamily residential property sector REITs, income-oriented non-traded REITs, private real estate fund managers and local real estate investors and developers. The last named group, local real estate investors and developers, historically has been our primary competition in our markets.

Employees

As of the date of this prospectus, we employed 422 full-time employees. We believe that our relationships with our employees are good. None of our employees is represented by a labor union.

Legal Proceedings

From time to time, we are party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. We are not currently a party, as plaintiff or defendant, to any legal proceedings that, individually or in the aggregate, would be expected to have a material effect on our business, financial condition or results of operations if determined adversely to us.

Our Corporate Information

Our principal executive offices are located at 301 S. College Street, Suite 3850, Charlotte, North Carolina 28202. Our telephone number is (704) 944-0100. Our website is www.GinkgoRes.com. The information found on, or otherwise accessible through, our website is not incorporated into, and does not form a part of, this prospectus or any other report or document we file with or furnish to the SEC.

MANAGEMENT

Executive Officers, Director and Director Nominees

We currently have one director. Upon completion of our formation transactions and this offering, our board of directors shall consist of seven members, including a majority of directors who are “independent” directors with independence being determined in accordance with the listing standards established by the NYSE. All members will serve annual terms. Upon the expiration of their terms at the annual meeting of the stockholders in May 2013, directors will be elected to serve a term of one year or until their successors are duly elected and qualify.

The following sets forth certain information with respect to our directors, executive officers and certain other officers.

Name*	Age	Positions
Philip S. Payne	60	Chairman of the Board of Directors, Chief Executive Officer and President
D. Scott Wilkerson	54	Chief Operating Officer and Director Nominee
†		Chief Financial Officer
Pamela B. Bruno	58	Chief Accounting Officer and Treasurer
Eric S. Rohm	42	Chief Legal & Administrative Officer and Secretary
†		Independent Director Nominee**
†		Independent Director Nominee**
†		Independent Director Nominee**
†		Independent Director Nominee**
†		Independent Director Nominee**

*	The address of each director and officer listed is 301 S. College Street, Suite 3850, Charlotte, North Carolina 28202.
**	We expect our board of directors to determine that this director nominee is independent for purposes of the listing standards established by the NYSE.
†	To be named by amendment.

Philip S. Payne  serves as our Chairman, Chief Executive Officer and President. Mr. Payne has served as Chief Executive Officer of the management company since 2007. From February 2007 until the formation of the management company, he served as the Chief Executive Officer of Babcock & Brown Residential LLC. From 2004 to 2007, Mr. Payne served as Chairman of the Board of Directors of BNP. As BNP’s Chairman, Mr. Payne led the sale of the company to BBR in 2007, at a valuation that represented a doubling in BNP’s share price from the time he took over as Chairman. Prior to becoming Chairman in 2004, Mr. Payne served as Executive Vice President and Chief Financial Officer of BNP from 1993 to 2004. In addition to his duties at our predecessor business, Mr. Payne is a member of the Board of Directors of Ashford Hospitality Trust, Inc. (NYSE:AHT), an NYSE-listed REIT focused on the hospitality industry, and serves as the Chairman of its Audit Committee. Mr. Payne is a member of both the National Multi Housing Council and the Urban Land Institute (“ULI”). He is the founding Chairman of ULI’s Responsible Property Investing Council and is Co-Chairman of ULI’s Climate, Land Use and Energy Advisory Group. Mr. Payne received his Bachelor of Science degree and his Juris Doctor degree from The College of William and Mary. He is licensed to practice law in the State of Virginia. In light of his extensive experience leading REITs and his expertise in the acquisition, ownership, and management of multifamily residential properties, we have determined that it is in the best interests of our company and our stockholders for Mr. Payne to serve as a director on the board of directors.

D. Scott Wilkerson  serves as our Chief Operating Officer and will serve as a director upon completion of our formation transaction and this offering. As Chief Operating Officer, Mr. Wilkerson is responsible for the overall operations of our company, including the direct day-to-day management of our apartment communities. Mr. Wilkerson has served as Chief Operating Officer of the management company since 2007. From February 2007 until the formation of the management company, he served as Chief Operating Officer of Babcock & Brown Residential LLC, and prior to that, was President and Chief Executive Officer and served as a member of the board of BNP. During his tenure at BNP, Mr. Wilkerson served in various other officer-level positions, including Vice President of Administration and Finance and Vice President for

Acquisitions and Development before becoming President in 1994, a Director in 1997 and Chief Executive Officer in 1995. While at BNP, he had primary responsibility for the acquisition, renovation and repositioning of 36 apartment properties with approximately 9,000 units. From 1980 to 1986, Mr. Wilkerson served as a tax manager for Arthur Andersen LLP from 1985 to 1986, representing real estate investors, developers and management companies. He received a Bachelor of Science degree in accounting from the University of North Carolina. Mr. Wilkerson is licensed in North Carolina as a Certified Public Accountant and is also a licensed real estate broker and the Principal Broker for our company. He serves on the Board of Directors of the National Multi Housing Council and the Board of Directors of the National Apartment Association, for which he serves as a Regional Vice President. He is chair of the National Apartment Association Green Task Force and a member of the Budget and Finance Committee and formerly chaired the group’s Membership Equity Task Force. He is also a past President of both the Apartment Association of North Carolina, of which he is still a Board member, and the Greater Charlotte Apartment Association. In light of his company-specific operational, finance and market experience and his experience with the acquisition, renovation and repositioning of apartment communities, we have determined that it is in the best interests of our company and our stockholders for Mr. Wilkerson to serve as a director on the board of directors.

Pamela B. Bruno  serves as our Chief Accounting Officer and Treasurer. As Chief Accounting Officer, Ms. Bruno is responsible for all financial reporting, tax compliance and reporting, accounting and internal control systems and cash management. Ms. Bruno has served as Chief Financial Officer of the management company since 2007. From February 2007 until the formation of the management company, she served as Chief Financial Officer of BBR. Prior to that, she served as Controller of BNP from 1993 to 2005 and Chief Financial Officer from 2005 to 2007. Ms. Bruno had primary responsibility for all financial information in BNP’s SEC filings, including BNP’s annual reports, which received several awards from NAREIT and American Business Communicators. From 1984 to 1993, Ms. Bruno was with Ernst & Young LLP, where she specialized in complex accounting for income taxes, mergers and acquisitions, consolidations, inventories and manufacturing systems and employee benefit plans. She received a Bachelor of Science degree in Accounting from the University of North Carolina at Charlotte in 1984. She is a licensed Certified Public Accountant and is a member of the North Carolina Association of Certified Public Accountants and NAREIT.

Eric S. Rohm  serves as our Chief Legal & Administrative Officer and Secretary. In this capacity, Mr. Rohm oversees all of our legal functions and is integrally involved in all strategic planning for our company. He also has responsibility for risk management and supervisory oversight of all human resources functions. Mr. Rohm has served as Chief Legal & Administrative Officer of the management company since 2007. From February 2007 until the formation of the management company, he served as Chief Legal & Administrative Officer of BBR. Prior to that, Mr. Rohm served as General Counsel for BNP from 2002 to 2007, and served as a Partner in the Real Estate Department of Kennedy Covington Lobdell & Hickman, LLP in Charlotte, North Carolina, from 1994 to 2002. His practice focused on all aspects of real estate acquisition/disposition, development and financing, as well as real estate private equity investment transactions. During his combined career in private practice and as in-house counsel for our predecessor business, Mr. Rohm was involved in the acquisition and/or financing of every property in our portfolio. He earned his Bachelor of Arts degree in Government, magna cum laude, from Georgetown University in 1991, and his Juris Doctor degree from The Ohio State University College of Law in 1994, where he graduated summa cum laude and Order of the Coif. Mr. Rohm is licensed to practice law in the State of North Carolina and is a member of the North Carolina State Bar, the North Carolina Bar Association and the Association of Corporate Counsel. Mr. Rohm is a member of ULI where he is a member of the Responsible Property Investing Council.

Corporate Governance Profile

We have structured our corporate governance in a manner we believe closely aligns our interests with those of our stockholders. Notable features of our corporate governance structure include the following:

¡	our board of directors is not staggered, with each of our directors subject to re-election annually;

¡	our directors can be removed with or without cause upon a vote of our stockholders;

¡

of the seven persons who will serve on our board of directors upon completion of our formation transactions and this offering, we expect our board of directors to determine that five, or 71%, of our directors, satisfy the listing standards for independence of the NYSE and Rule 10A-3 under the Exchange Act;

¡	at least one of our directors will qualify as an “audit committee financial expert” as defined by the SEC;

¡

we have opted out of the control share acquisition statute and the business combination provisions in the MGCL and, in the future, we may not opt back in to these provisions without stockholder approval; and

¡	we do not have a stockholder rights plan.

Board of Directors

Our business is managed through the oversight and direction of our board of directors. A majority of our board of directors will be “independent,” as determined by our board of directors, consistent with the rules of the NYSE. Our independent directors will be nominated by our nominating and corporate governance committee.

Our directors will stay informed about our business by attending meetings of our board of directors and its committees and through supplemental reports and communications. Our independent directors will meet regularly in executive sessions without the presence of our corporate officers or non-independent directors.

Committees of the Board of Directors

Upon completion of this offering, our board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee, the principal functions of which are briefly described below, and will adopt charters for each of these board committees. Under these charters, the composition of each of these committees will be required to comply with the listing standards and rules and regulations of the SEC and NYSE, as amended or modified from time to time. Initially, each of these committees will have three directors and will be composed exclusively of directors who are “independent” within the meaning of applicable SEC rules and NYSE listing standards. Moreover, the compensation committee will be composed exclusively of individuals intended to be, to the extent provided by Rule 16b-3 of the Exchange Act, non-employee directors and will, at such times as we are subject to Section 162(m) of the Code, qualify as outside directors for purposes of Section 162(m) of the Code. Our board of directors may from time to time establish certain other committees

Audit Committee

Our audit committee will be composed of three of our independent directors. The members of our audit committee will be                     ;                      will chair the committee and will serve as our audit committee financial expert, as that term is defined by the SEC. The audit committee will assist the board in overseeing:

¡	our accounting and financial reporting processes;

¡	the integrity and audits of our consolidated financial statements;

¡	our compliance with legal and regulatory requirements;

¡	the qualifications and independence of our independent auditors; and

¡	the performance of our independent auditors and any internal auditors.

The audit committee will also be responsible for engaging our independent public accountants, reviewing with our independent public accountants the plans and results of the audit engagement, approving professional services provided by our independent public accountants, reviewing the independence of our independent public accountants, considering the range of audit and non-audit fees and reviewing the adequacy of our internal accounting controls.

Compensation Committee

Our compensation committee will be composed of three of our independent directors. The members of our compensation committee will be                     ;                      will chair the committee. The principal functions of the compensation committee will be to:

¡	evaluate the performance and compensation of our Chief Executive Officer;

¡	review and approve the compensation and benefits of our executive officers and members of our board of directors;

¡	administer our 2012 Equity Incentive Plan as well as any other compensation, stock option, stock purchase, incentive or other benefit plans; and

¡	produce an annual report on executive compensation for inclusion in our proxy statement after reviewing our compensation discussion and analysis.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will be composed of three of our independent directors. The members of our nominating and corporate governance committee will be                      ;                      will chair the committee. The nominating and corporate governance committee will be responsible for seeking, considering and recommending to the full board of directors qualified candidates for election as directors and recommending a slate of nominees for election as directors at the annual meeting of stockholders. It will also periodically prepare and submit to the board for adoption the committee’s selection criteria for director nominees. It will review and make recommendations on matters involving the general operation of the board and our corporate governance, and annually recommend to the board nominees for each committee of the board. In addition, the committee will annually facilitate the assessment of the board of directors’ performance as a whole and of the individual directors and report thereon to the board.

Role of the Board in Risk Oversight

One of the key functions of our board of directors will be informed oversight of our risk management process. Our board of directors will administer this oversight function directly, with support from the audit committee, the nominating and corporate governance committee and the compensation committee, each of which will address risks specific to their respective areas of oversight. In particular, our audit committee will have the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee will also monitor compliance with legal and regulatory requirements, in addition to oversight of the performance of our internal audit function. Our nominating and corporate governance committee will monitor the effectiveness of our corporate governance guidelines, including whether they are successful in preventing illegal or improper liability-creating conduct. Our compensation committee will assess and monitor whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Code of Business Conduct and Ethics

Our board of directors will adopt a code of business conduct and ethics which applies to our employees, officers and directors when such individuals are acting for or on our behalf. Among other matters, our code of business conduct and ethics is designed to deter wrongdoing and to promote:

¡	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

¡	full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;

¡	compliance with applicable governmental laws, rules and regulations;

¡	prompt internal reporting of violations of the code to appropriate persons identified in the code; and

¡	accountability for adherence to the code.

Any waiver of the code of business conduct and ethics for our executive officers or directors may be made only by our board of directors and will be promptly disclosed as required by law or stock exchange regulations.

Board Compensation

We will pay an annual fee of $         to each of our independent directors for services as a director. We will pay an additional annual fee of $         to the chair of the audit committee, an additional annual fee of $         to the chair of the compensation committee and an additional annual fee of $         to the chair of the nominating and corporate governance committee and any other committee of our board of directors. All members of our board of directors will be reimbursed for their reasonable out-of-pocket costs and expenses in attending our board meetings. Fees to the directors may be paid, in our sole discretion, by issuance of shares of common stock, based on the value of such shares of common stock at the date of issuance, rather than in cash. In addition, upon completion of this offering, each of our independent directors will receive an initial grant of                  shares of our restricted common stock. The shares of restricted common stock granted to our independent directors upon completion of this offering will vest in equal annual installments over three years beginning on                     , 2013, subject to continued service as a director. If a director is also one of our officers, we will not pay any compensation for services rendered as a director.

Limitation of Liability and Indemnification

Our charter includes provisions permitted by Maryland law that limit the personal liability of our directors for a breach of their fiduciary duty of care as a director. Our bylaws provide that we will indemnify our directors, executive officers and employees to the fullest extent permitted by Maryland law. We intend to enter into indemnification agreements with each of our directors and executive officers which will require us to indemnify such persons to the maximum extent permitted by Maryland law and to pay such persons’ expenses in defending any civil or criminal proceedings related to their service on our behalf in advance of final disposition of such proceeding. See “Certain Material Provisions of Maryland Law and of Our Charter and Bylaws—Limitation of Liability and Indemnification.”

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Compensation Committee Interlocks and Insider Participation

None of the proposed members of our compensation committee is or has been employed by us. None of our executive officers currently serves, or in the past three years has served, as a member of the board of directors or compensation committee of another entity that has one or more executive officers serving on our board of directors or compensation committee. See “Management—Executive Officers, Director and Director Nominees.”

Compensation Discussion and Analysis

We expect to pay base salaries and annual bonuses and make grants of awards under our 2012 Equity Incentive Plan to certain of our officers, effective upon completion of this offering. Our board of directors and our compensation committee have not yet adopted compensation policies with respect to, among other things, setting base salaries, awarding bonuses or making future grants of equity awards to our executive officers. We anticipate that such determinations will be made by our compensation committee based on factors such as the desire to retain our officers’ services over the long-term, aligning our officers’ interest with those of our stockholders, incentivizing our officers over the near-, medium- and long-term, and rewarding our officers for exceptional performance. In addition, our compensation committee may determine to make awards to new executive officers to help attract them to our company.

The initial awards under our 2012 Equity Incentive Plan to be granted to our executive officers and other employees are designed to reward each individual’s contribution to our formation and this offering, as well as provide an additional retention element for the recipient and to ensure that their interests are aligned with stockholders. We believe that it is in our best interests to have an element of retention in our compensation programs and that it is important for members of our management team and other key employees to have alignment with our stockholders. The amount of shares of restricted common stock each executive officer will receive was determined through negotiation of their employment agreements.

Executive Compensation

We will enter into employment agreements with our named executive officers, which will become effective upon the completion of our formation transactions and this offering. Because we were only recently organized, meaningful individual compensation information is not available for prior periods. The following table sets forth the annualized base salary and other compensation that would have been paid in 2012 to our Chief Executive Officer, our Chief Financial Officer and the three other most highly compensated executive officers, whom we refer to collectively as our “named executive officers,” had these employment agreements been in effect for all of 2012. We expect such employment agreements will provide for salary and other benefits, including severance upon a termination of employment under certain circumstances. See “—Employment Agreements.”

The anticipated 2012 compensation for each of our named executive officers listed in the table below was determined through negotiation of their individual employment agreements. We expect to disclose actual 2012 compensation for our named executive officers in 2013, to the extent required by applicable SEC disclosure rules.

Name	Principal Position	Salary(1)	Bonus	Stock Awards		All Other Compensation		Total(2)
Philip S. Payne	Chairman, Chief Executive Officer and President	$	$		$(3)		$(4)	$

D. Scott Wilkerson	Chief Operating Officer				(3)		(4)
	Chief Financial Officer				(3)		(4)

Pamela B. Bruno	Chief Accounting Officer and Treasurer				(3)		(4)

Eric S. Rohm	Chief Legal & Administrative Officer and Secretary				(3)		(4)

(1)	Salary amounts are annualized for the year ending December 31, 2012 based on employment agreements that we expect to enter into upon completion of our formation transactions and this offering.

(2)	Amounts shown in this column do not include the value of the perquisites or other personal benefits our named executive officers will receive (described below).

(3)	Represents the grant date fair value of shares of restricted common stock granted under our 2012 Equity Incentive Plan upon completion of our formation transactions and this offering calculated in accordance with FASB ASC Topic 718, disregarding the estimate of forfeitures. Upon completion of our formation transactions and this offering, we expect to grant , , , and shares of restricted common stock to each of Messrs. Payne, Wilkerson, and Rohm and Ms. Bruno, respectively. All shares of restricted common stock are expected to vest over years in equal annual installments beginning on , 2013, subject to continued service as an employee or director.

(4)	The named executive officers will receive certain perquisites or other personal benefits as set forth in their respective employment agreements. See “—Employment Agreements.”

Employment Agreements

We will enter into employment agreements, which will become effective upon completion of our formation transactions and this offering, with each of our executive officers. We believe that the agreements will benefit us by helping to retain the executives and by requiring the executive officers to devote the necessary business attention and time to our affairs.

Our executive officers will be granted shares of restricted common stock in the amounts stated below in connection with their entering into the employment agreements with us. They also will be eligible to receive additional awards of shares of restricted common stock and other equity awards, subject to the terms of our 2012 Equity Incentive Plan (or other then effective incentive plan) and the applicable award agreement.

The employment agreements provide for immediate vesting of all outstanding equity-based awards held by the executive officers upon a change in control of the company. In addition, each of Messrs. Payne, Wilkerson,                      and Rohm and                      Ms. Bruno will be subject to a non-competition and non-solicitation provision for the 12-month period following any termination of employment other than a termination by us without “cause” or by the executive officer for “good reason.” The employment agreements also will provide for participation in any other employee benefit plans, insurance policies or contracts maintained by us relating to retirement, health, disability, vacation, auto and other related benefits.

None of the employment agreements contains a Code Section 280G excise tax gross-up provision.

Employment Agreement of Mr. Payne

The employment agreement with Mr. Payne will be for a term of                  years; provided, however, that the term is automatically extended at the end of each term for successive one-year periods unless, not less than 60 days prior to the termination of the then existing term, either party provides a notice of non-renewal to the other party. The employment agreement provides for an initial annual base salary of $        , and an annual bonus in an amount to be determined by our compensation committee in its sole discretion. Mr. Payne will be granted                  shares of restricted common stock upon completion of our formation transactions and this offering. The shares of restricted common stock will vest over                  years in equal annual installments beginning on                     , 2013, subject to continued service as an employee or director.

The employment agreement with Mr. Payne provides that upon the termination of his employment either by us without “cause” or by the executive officer for “good reason,” or in the event that following a change of control we or our successor gives him a notice of non-renewal within 12 months following the change of control, Mr. Payne will be entitled to the following severance payments and benefits, subject to his execution of a general release in our favor:

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a lump-sum cash payment equal to                      times the sum of (1) Mr. Payne’s then-current annual base salary; and (2) the bonus paid to Mr. Payne for the most recently completed fiscal year for which the amount of his bonus was determined, which will be deemed to be $        , until March 1, 2013 or, if earlier, the time that Mr. Payne receives a bonus in respect of fiscal year 2012 or the compensation committee determines that no bonus shall be paid to Mr. Payne in respect of fiscal year 2012;

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our direct-to-insurer payment of any group health or other insurance premiums that Mr. Payne would otherwise have been required to pay to obtain coverage under our group health and other insurance plans for a period of months; and

¡	immediate vesting of all outstanding equity-based awards held by Mr. Payne.

In addition, the employment agreement with Mr. Payne provides that upon termination of his employment by his death or disability, Mr. Payne will be entitled to receive his accrued and unpaid then-current annual base salary as of the date of his death or disability and the bonus (or deemed bonus noted above) pro-rated through the date of his death or disability.

Employment Agreements of Other Executive Officers

The employment agreements with Messrs. Wilkerson, and Rohm,                      and Ms. Bruno will be for a term of                  years; provided, however, that the terms are automatically extended at the end of each term for successive one-year periods unless, not less than 60 days prior to the termination of the then existing term, either party provides notice of non-renewal to the other party.

The employment agreement with Mr. Wilkerson provides for an initial annual base salary of $         and an annual bonus in an amount to be determined by our compensation committee in its sole discretion. Mr. Wilkerson will be granted shares of restricted common stock upon completion of our formation transactions and this offering.

The employment agreement with                      provides for an initial annual base salary of $         and an annual bonus in an amount to be determined by our compensation committee in its sole discretion.                      will be granted                  shares of restricted common stock upon completion of our formation transactions and this offering.

The employment agreement with Ms. Bruno provides for an initial annual base salary of $         and an annual bonus in an amount to be determined by our compensation committee in its sole discretion. Ms. Bruno will be granted                  shares of restricted common stock upon completion of our formation transactions and this offering.

The employment agreement with Mr. Rohm provides for an initial annual base salary of $         and an annual bonus in an amount to be determined by our compensation committee in its sole discretion. Mr. Rohm will be granted                  shares of restricted common stock upon completion of our formation transactions and this offering.

The shares of restricted common stock granted to each of these executives under their employment agreements will vest over                  years in equal annual installments beginning on                     , 2013, subject to continued service as an employee.

The employment agreements with Messrs. Wilkerson,                      and Rohm and Ms. Bruno provide that upon the termination of an executive officer’s employment either by us without “cause” or by the executive officer for “good reason,” or in the event that following a change of control we or our successor gives the executive officer a notice of non-renewal within 12 months following the change of control, the executive officer will be entitled under his or her employment agreement to the following severance payments and benefits, subject to the executive officer’s execution of a general release in our favor:

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a lump-sum cash payment equal to                  times the sum of (1) the executive officer’s then-current annual base salary; and (2) the bonus paid to the executive officer for the most recently completed fiscal year for which the amount of his or her bonus was determined, which will be deemed to be $         for Mr. Wilkerson, $         for                     , $         for Ms. Bruno and $         for Mr. Rohm, until March 1, 2013 or, if earlier, the time that the executive officer receives a bonus in respect of fiscal year 2012 or the compensation committee determines that no bonus shall be paid to the executive officer in respect of fiscal year 2012;

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our direct-to-insurer payment of any group health premiums or other insurance that the executive officer would otherwise have been required to pay to obtain coverage under our group health and other insurance plans for a period of 18 months; and

¡	immediate vesting of all outstanding equity-based awards held by the executive officer.

In addition, the employment agreements with Messrs. Wilkerson,                      and Rohm and Ms. Bruno provide that, upon termination of the officer’s employment by the officer’s death or disability, the officer will be entitled to receive his or her accrued and unpaid then-current annual base salary as of the date of his or her death or disability and the bonus (or deemed bonus noted above) pro-rated through the date of his or her death or disability.

2012 Equity Incentive Plan

On                     , 2012, we adopted, and our stockholder approved, the Ginkgo Residential Trust Inc. 2012 Equity Incentive Plan, referred to in this prospectus as our 2012 Equity Incentive Plan or the equity incentive plan. The equity incentive plan provides for the issuance of equity-based awards, including stock options, stock appreciation rights, restricted stock, restricted stock units, unrestricted stock awards and other awards based on shares of our common stock, such as LTIP units in our operating partnership, that may be made by us directly to our executive officers, directors, employees and other individuals providing bona fide services to or for the company.

The equity incentive plan will be administered by the compensation committee of our board of directors. The plan administrator will have the authority to make awards to the eligible participants referenced above, and to determine the eligible individuals who will receive awards, what form the awards will take, and the terms and conditions of the awards. Except as provided below with respect to equitable adjustments, the plan administrator may not reduce the exercise price of any stock option or stock appreciation right granted under the equity incentive plan or take any other action that is treated as a repricing under GAAP without first obtaining the consent of our stockholders.

Subject to adjustments as provided below, the shares of common stock that are reserved for issuance under the equity incentive plan, in the aggregate, shall not exceed 6.0% of the issued and outstanding shares of common stock as of the later of the date of this offering or the last closing date of any shares of common stock sold solely to cover overallotments in connection with this offering (on a fully diluted basis (assuming, if applicable, the exercise of all outstanding options, the conversion of all warrants and convertible securities into shares of common stock and the exchange of all interests in our operating partnership that may be convertible into shares of common stock) including shares to be sold pursuant to the underwriters’ exercise of their option to purchase up to an additional                  shares of our common stock solely to cover overallotments, but excluding any shares of common stock issued or issuable under the equity incentive plan). If any award, or portion of an award, granted under the equity incentive plan expires or terminates unexercised, becomes unexercisable, is settled in cash or a determination that no bonus shall be paid has been made, the shares of common stock with respect to such award will again be available for award under the equity incentive plan. Upon the exercise of any award granted in tandem with any other award, the related award will be cancelled to the extent of the number of shares of common stock as to which the award is exercised and, notwithstanding the foregoing, that number of shares will no longer be available for award under the equity incentive plan.

We may make certain awards in the form of LTIP units. LTIP units are a separate series of units of limited partnership interests in our operating partnership. LTIP units, which can be granted either as free-standing awards or in tandem with other awards under the equity incentive plan, will be valued by reference to the value of shares of our common stock, and will be subject to such conditions and restrictions as the compensation committee may determine, including continued employment or service, computation of financial metrics and/or achievement of pre-established performance goals and objectives. If applicable conditions and/or restrictions are not attained, participants will forfeit their LTIP units. Unless otherwise provided, LTIP unit awards, whether vested or unvested, will entitle the participant to receive current distributions from our operating partnership equivalent to the dividends that would be payable with respect to the number of shares of our common stock underlying the LTIP unit award.

LTIP units will be structured as “profits interests” in our operating partnership for U.S. federal income tax purposes, and we do not expect the grant, vesting or conversion of LTIP units to produce a tax deduction for us. As profits interests, LTIP units initially will not have full parity, on a per unit basis, with the operating partnership’s common units with respect to liquidating distributions. Upon the occurrence of specified events, LTIP units can over time achieve full parity with common units and therefore accrete to an economic value for the participant equivalent to common units. If such parity is achieved, LTIP units may be converted, subject to the satisfaction of applicable vesting conditions, on a one-for-one basis into common units, which in turn are redeemable by the holder for shares of common stock on a one-for-one basis or for the cash value of such shares, at our election. However, there are circumstances under which LTIP units will not achieve parity with common units, and until such parity is reached, the value that a participant could realize for a given number of LTIP units will be less than the value of an equal number of shares of common stock and may be zero. Under the equity incentive plan, each LTIP unit awarded will be equivalent to an award of one share of common stock reserved under the equity incentive plan, thereby reducing the number of shares of common stock available for other equity awards under the equity incentive plan on a one-for-one basis.

In the event of a stock dividend or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger or other similar corporate transaction or event, that affects shares of our common stock such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of participants under the equity incentive plan, then the plan administrator will make equitable changes or adjustments to:

¡	the number and kind of shares of common stock that may thereafter be issued in connection with awards;

¡	the number and kind of shares of common stock issued or issuable in respect of outstanding awards; and

¡	the exercise price, grant price or purchase price relating to any award.

In addition, the plan administrator may determine that any equitable adjustment may be accomplished by making a payment to the award holder, in the form of cash or other property (including but not limited to shares of our common stock).

Each stock option and stock appreciation right granted under the equity incentive plan will have a term of no longer than 10 years, and will have an exercise price that is no less than 100% of the fair market value of our common stock on the date of grant of the award. Stock appreciation rights confer on the participant the right to receive cash, common stock or other property, as determined by the plan administrator, equal to the excess of the fair market value of our common stock on the date of exercise over the exercise price of the stock appreciation right. The other terms of stock options and stock appreciation rights granted by us under the equity incentive plan will be determined by the plan administrator.

The plan administrator will determine the terms and conditions of each grant of restricted stock or restricted stock units under the equity incentive plan. Restricted stock units confer on the participant the right to receive cash, common stock or other property, as determined by the plan administrator, having a value equal to the number of shares of common stock that are subject to the award. The holders of awards of restricted stock or restricted stock units may be entitled to receive dividends or, in the case of restricted stock units, dividend equivalents, which may be payable immediately or on a deferred basis at a time determined by the plan administrator.

The plan administrator may determine to make grants of our common stock that are not subject to any restrictions or a substantial risk of forfeiture or to grant other stock-based awards to eligible participants. The plan administrator will determine the terms and conditions at the time of grant.

Unless otherwise determined by the plan administrator and set forth in an individual award agreement, upon a change in control (as defined in the equity incentive plan), each outstanding award under the equity incentive plan will become immediately vested, exercisable and/or payable, unless provision is made in the transaction for the continuation or assumption of awards or for the substitution of equivalent awards in the surviving or successor entity or the parent thereof.

No awards under the equity incentive plan may be granted on or after the tenth anniversary of the date on which it was adopted. Our board of directors may terminate, amend, modify or suspend the equity incentive plan at any time, subject to stockholder approval as required by law or stock exchange rules. The plan administrator may amend the terms of any outstanding award under the equity incentive plan at any time. No amendment or termination of the equity incentive plan or any outstanding award may adversely affect any of the rights of an award holder without the holder’s consent.

Following the completion of our formation transactions and this offering, we intend to file a registration statement on Form S-8 to register the total number of shares of common stock that may be issued under the equity incentive plan, including the shares of restricted common stock to be granted to our executive officers, independent directors and certain employees upon the completion of our formation transactions and this offering.

Incentive Awards

Upon completion of our formation transactions and this offering, we expect to grant an aggregate of (1)                  shares of restricted common stock to our executive officers under our 2012 Equity Incentive Plan, (2)                  shares of restricted common stock to our independent directors under our 2012 Equity Incentive Plan, and (3)                  shares of restricted common stock to certain employees under our 2012 Equity Incentive Plan.

The shares of restricted common stock granted to our executive officers, independent directors and certain employees will vest over                  years in equal annual installments beginning on                     , 2013, subject to continued service as an employee or director. Pursuant to the grant agreements, the shares of restricted common stock will become fully vested upon a termination of employment on account of death or disability or upon a change in control (as defined in our 2012 Equity Incentive Plan).

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Formation Transactions

Upon completion of our formation transactions and this offering, we expect to own (1) 24 properties, all of which properties are currently owned by subsidiaries of BBR, and (2) the management company, which is currently owned by BBR and an entity affiliated with Messrs. Payne, Wilkerson and Rohm, and currently manages the 24 properties and 40 properties owned by BBR or its affiliates or other third parties.

In the formation transactions, subsidiaries of BBR will contribute 100% of the ownership interests in the limited liability companies that own our 24 properties and entities affiliated with BBR and Messrs. Payne, Wilkerson and Rohm will contribute 100% of the ownership interests in the management company to us. In exchange for the interests, we will issue to the contributors a total of                  shares of common stock (approximately $         million in value, based on the mid-point of the price range set forth on the front cover of this prospectus) and pay an amount of cash equal to the value of                  shares of common stock, based on the initial public offering price for this offering (approximately $         million, based on the mid-point of the price range set forth on the front cover of this prospectus). The number of shares we will issue and the number of “equivalent value” shares for purposes of determining the cash amount are fixed (subject to adjustments for pre-closing stock splits or combinations or similar changes in our pre-closing capitalization) and will not change based on the ultimate initial public offering price in this offering. Upon completion of our formation transactions and this offering, (1) BBR and its affiliates will own     % of the outstanding shares of our common stock, and (2) our executive officers and independent directors will own     % of the outstanding shares of our common stock.

The number of shares of common stock we will issue and cash we will pay in exchange for our properties was determined by our executive management team and BBR based on a discounted cash flow analysis, a capitalization rate analysis, cost basis and an analysis of public companies deemed comparable. No single factor was given greater weight than any other in valuing the properties, and the values attributed to the properties do not necessarily bear any relationship to the book value for the applicable property. We have not obtained third-party property appraisals of the properties to be contributed to us in our formation transactions or fairness opinions in connection with our formation transactions. As a result, the consideration received by our contributors for these properties in our formation transactions may exceed their fair market value. In addition, the initial public offering price of our common stock does not necessarily bear any relationship to the book value or fair market value of our properties.

In addition, we will repay approximately $         million in principal amount of indebtedness related to our properties with the net proceeds of this offering. The repayment amounts are based on balances outstanding as of December 31, 2011. We will indirectly assume $359 million of mortgage indebtedness secured by one or more of our properties, and we will pay approximately $         million in costs related to the assumption of the mortgage indebtedness. Our contributors will agree to indemnify us with respect to breaches of representations and warranties contained in the contribution agreements. See “Structure and Formation of Our Company.”

We will not enter into any tax protection agreements as part of this offering or our formation transactions. In addition, all of the shares of common stock we are issuing and cash we are paying in the contributions described above are consideration for our 24 properties, and the contributors of the management company will not receive any stock or cash in consideration for their interests in the management company.

Contribution Agreements

We will receive the interests in our properties and the management company under contribution agreements with the entities that hold those interests. Each contribution is subject to all of the terms and conditions of the applicable contribution agreement, including the completion of this offering. We will assume or succeed to all of each contributor’s rights, obligations and responsibilities with respect to the entities contributed. The contribution agreements generally contain representations by the contributors with respect to the ownership of their interests, litigation and other limited matters.

The number of shares of common stock to be issued and amount of cash to be paid under the contribution agreements will decrease or increase at the closing of the contributions on a dollar-for-dollar basis to reflect any increase or reduction in the principal balance of related indebtedness outstanding as of December 31, 2011 and the amount of accrued interest. For purposes of calculating the number of additional shares of common stock to be issued, one share of common stock will have a value equal to the initial public offering price of one share of common stock in this offering.

BBR and its affiliates will agree with the underwriters of this offering not to sell or transfer any common stock or securities convertible into, exchangeable for or repayable with common stock for a period of 180 days after the date of this prospectus, without the prior written consent of Robert W. Baird & Co. Incorporated, with limited exceptions.

Excluded Properties

Upon completion of this offering and our formation transactions, BBR and its affiliates will retain ownership of the excluded properties, which consist of eight multifamily residential properties containing approximately 2,624 apartment units. The excluded properties are well-performing assets, but currently have excessive levels of leverage. The excluded properties are located in North Carolina, South Carolina and Virginia and had an economic occupancy rate of 93.7% for the year ended December 31, 2011. Upon completion of this offering and our formation transactions, we will continue to manage the excluded properties for a management fee equal to 4% of each property’s gross revenues until the earlier of                      or such time as the properties are sold or otherwise disposed. BBR may or may not have other real estate holdings and operations from time to time, including other multifamily residential properties.

In connection with the contributions, BBR or certain of its affiliates will grant us a right of first refusal to acquire each of the excluded properties. The right of first refusal with respect to each excluded property will terminate on the earlier of (a)                                      and (b) the sale, foreclosure or other disposition of the property.

Because of the substantial leverage on the excluded properties, a default under the terms of the indebtedness secured by any of the excluded properties may be more likely to occur, and the lenders may elect to foreclose on the property securing the defaulted indebtedness, thereby terminating our purchase rights. As of March 12, 2012, lenders are pursuing foreclosure remedies with respect to two of the excluded properties owned by subsidiaries of BBR containing a total of 338 units and generating approximately $0.1 million in gross annual management fees and reimbursements for the year ended December 31, 2011. We can make no assurance that in connection with the foreclosure proceedings, the lenders or any purchaser of the properties would not terminate our management agreements with respect to the properties.

Employment Agreements and Other Arrangements

In connection with this offering, we will enter into employment agreements with our executive officers. The material terms of the employment agreements with our named executive officers are described under “Management—Employment Agreements.”

In connection with this offering, our executive officers will receive shares of restricted common stock pursuant to our 2012 Equity Incentive Plan. See “Management—Incentive Awards.”

Any member of our board of directors who is also an employee of our company will not receive additional compensation for serving on our board of directors. We will pay an annual fee of $         to each of our independent directors for services as a director. We will pay an additional annual fee of $         to the chair of the audit committee, an additional annual fee of $         to the chair of the compensation committee and an additional annual fee of $         to the chair of the nominating and corporate governance committee and any other committee of our board of directors. All members of our board of directors will be reimbursed for their reasonable out-of-pocket costs and expenses in attending our board meetings. See “Management—Board Compensation.”

Indemnification of Officers and Directors

Our charter includes provisions permitted by Maryland law that limit the personal liability of our directors for a breach of their fiduciary duty of care as a director. Our bylaws provide that we will indemnify our directors, executive officers and employees to the fullest extent permitted by Maryland law. We intend to enter into indemnification agreements with each of our directors and executive officers which will require us to indemnify such persons to the maximum extent permitted by Maryland law and to pay such persons’ expenses in defending any civil or criminal proceedings related to their service on our behalf in advance of final disposition of such proceeding. See “Certain Material Provisions of Maryland Law and of Our Charter and Bylaws—Limitation of Liability and Indemnification.”

Registration Rights

In connection with our formation transactions and this offering, we intend to enter into a registration rights agreement with BBR and its affiliates that will receive shares of common stock in our formation transactions. Under the registration rights agreement, subject to certain limitations, not earlier than 12 months and not later than the last day of the first full calendar month following the one year anniversary of the closing of this offering, we will file a shelf registration statement with the SEC, and thereafter use our commercially reasonable efforts to have the registration statement declared effective, covering the continuous resale of the shares of common stock issued in our formation transactions. We will also agree to provide rights to holders of the shares of common stock to demand additional registration statement filings. We will agree to pay substantially all of the expenses relating to a registration of such securities.

Conflicts of Interest

We are party to contribution agreements for the acquisition of the entities owning the interest in our properties and of the management company as part of our formation transactions. Certain affiliates of our contributors serve either as our directors or members of our executive management team or both. Under the contribution agreements with our contributors, including certain affiliates of our directors and executive officers, we may be entitled to indemnification and damages in the event of breaches of representations, warranties or covenants made by them with respect to the entities to be acquired by us. In addition, members of our executive management team will enter into employment agreements that will include non-competition covenants in which they will agree, among other things, not to engage in certain business activities in competition with us.

These agreements, including any consideration payable by us thereunder, were not negotiated at arm’s length, and the terms of these agreements may not be as favorable to us, and our ability to seek indemnification or damages from our contributors may be more limited, than if they were so negotiated. To the extent that any breach, dispute or ambiguity arises with respect to any of these agreements, we may choose not to enforce, or to enforce less vigorously, our rights under these agreements due to our ongoing relationships with the members of our executive management team and BBR and its affiliates, which is, and will be following this offering, our largest third-party customer of our property management business.

In the course of structuring our formation transactions, affiliates of our contributors, including members of our executive management team and representatives of BBR, exercised significant influence on the type and level of consideration and benefits they and the other members of our executive management team will receive from us. We have not obtained third-party property appraisals of the properties to be contributed to us in our formation transactions or fairness opinions in connection with our formation transactions. As a result, the consideration received by our contributors for these properties and other assets in our formation transactions may exceed their fair market value.

Following completion of our formation transactions and this offering, an entity affiliated with Messrs. Payne, Wilkerson and Rohm will own 10% in a joint venture that owns a multifamily residential property, containing 236 apartment units, located in Durham, North Carolina. This property had an economic occupancy rate of 66.3% for the year ended December 31, 2011. This joint venture is in the business of acquiring, operating, renovating and owning multifamily residential properties. The terms of the joint venture may require us, among other matters, to offer multifamily dwelling opportunities to the joint venture before we may pursue the opportunity for ourselves. The arrangement broadly defines multifamily dwelling opportunity to include any opportunity or right to own, develop, acquire or otherwise invest in, lease or otherwise participate in a multifamily property, loan secured by a multifamily property or any entity with an interest in a multifamily property or loan secured by a multifamily property. For purposes of the right of first offer, multifamily is defined as any real property where any portion of the land is improved by or zoned to permit the development or use of any improvements with more than 90 residential units for sale or lease. The right of first offer expires December 28, 2012, or when the joint venture arrangement is terminated by the institutional investor, if earlier. The right of first offer may prevent us from timely acquiring desirable properties or timely investing the proceeds of this offering and will increase the conflicts of interest faced by our executive officers to the extent that the joint venture acquires properties. We expect that, upon completion of our formation transactions and this offering, we will continue to manage the property for total property and asset management fees equal to 4% of gross revenues until such time as the joint venture is dissolved and liquidated and the property sold or otherwise disposed. We also expect that we would be retained to manage any additional property acquired by the joint venture. Messrs. Payne, Wilkerson and Rohm are currently negotiating a waiver with the institutional investor. We can make no assurance, however, that we will be successful negotiating a waiver or that we will be engaged to manage any additional property acquired by the joint venture.

Messrs. Payne, Wilkerson and Rohm also own 20% in another joint venture that owns a multifamily residential property, containing 120 apartment units, located in Winston Salem, North Carolina. The property had an economic occupancy rate of 95.7% for the year ended December 31, 2011. We expect that, upon completion of our formation transactions and this offering, we will continue to manage the property for a management fee equal to 4% of gross revenues until such time as the joint venture is dissolved and liquidated and the property sold or otherwise disposed.

We will adopt policies that will be designed to eliminate or minimize certain potential conflicts of interest. In addition, in the event that a conflict of interest exists between the interests of our stockholders, on the one hand, and the interests of the limited partners of our operating partnership, on the other, we will endeavor in good faith to resolve the conflict in a manner not adverse to either our stockholders or the limited partners; provided, however, that for so long as we own a controlling interest in our operating partnership, we have agreed to resolve any conflict that cannot be resolved in a manner not adverse to either our stockholders or the limited partners in favor of our stockholders. See “Policies with Respect to Certain Activities—Conflict of Interest Policies” and “Our Operating Partnership and the Partnership Agreement.” In addition, upon completion of our formation transactions and this offering, our initial board of directors will consist of a majority of independent directors, as required by the listing standards of the NYSE. Transactions between us and our directors and other entities in which our directors have a material financial interest are subject to certain provisions of Maryland law that address such transactions. We cannot assure you that these policies and protections always will be successful in eliminating the influence of such conflicts. If they are not successful, decisions could be made that might not fully reflect the interests of all of our stockholders. See “Policies with Respect to Certain Activities—Conflict of Interest Policies.”

STRUCTURE AND FORMATION OF OUR COMPANY

Overview

We were formed as a Maryland corporation on March 7, 2012 to acquire a substantial portion of the assets and operations of, and to continue, our predecessor business, BNP Residential Properties, Inc. We formed our operating partnership as a Delaware limited partnership on March 12, 2012. This offering is effectively the reintroduction of the executive management team and business strategy of our predecessor business and a substantial portion of its apartment portfolio to the public markets.

Following the completion of our formation transactions and this offering, substantially all of our assets will be held by, and our operations conducted through, our operating partnership, of which we will act as sole general partner. We will contribute the net proceeds of this offering to our operating partnership in exchange for common units of our operating partnership. Our interest in our operating partnership will entitle us to share in cash distributions from, and in the profits and losses of, our operating partnership in proportion to our percentage ownership. As sole general partner of our operating partnership, we generally will have the exclusive power under the partnership agreement to manage and conduct the operating partnership’s business. Our board of directors will manage the affairs of our company by directing the affairs of our operating partnership.

We will sell                  shares of our common stock in this offering, and an additional                  shares if the underwriters exercise their over-allotment option in full, and we will contribute the net proceeds of this offering to our operating partnership. In return for our capital contribution and our contribution of the management company and the entities that own our 24 properties as described below, we will receive common units and initially will own 100% of the common units of our operating partnership.

Formation Transactions

Concurrently with the closing of this offering, we will engage in the following formation transactions, which are designed to consolidate the ownership of our properties and the management company under our operating partnership and its subsidiaries, effect this offering and enable us to qualify as a REIT for U.S. federal income tax purposes commencing with our short taxable year ending December 31, 2012:

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Pursuant to a contribution agreement with entities affiliated with BBR, we will acquire 100% of the ownership interests in the limited liability companies that own fee simple or other interests in our 24 properties in exchange for                  shares of common stock and an amount of cash equal to the value of                  shares of common stock, based on the initial public offering price for this offering (approximately $         million, based on the mid-point of the price range set forth on the front cover of this prospectus). If the actual initial public offering price is greater than the mid-point, the cash will be proportionately greater. Conversely, if the actual initial public offering price is less than the mid-point, the cash will be proportionately less. We will immediately contribute the ownership interests we acquire to our operating partnership in exchange for a number of common units equal to the number of shares of common stock we issue to the contributors.

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Pursuant to a contribution agreement with an entity affiliated with BBR and an entity affiliated with Messrs. Payne, Wilkerson and Rohm that owns the management company, our operating partnership will acquire 100% of the ownership interests in the management company for no cash or equity consideration.

¡	We will indirectly assume and become responsible for approximately $359 million in principal amount of mortgage debt, based on December 31, 2011 balances.

¡	We expect to repay approximately $ million in principal amount of outstanding mortgage indebtedness encumbering certain of our properties, based on December 31, 2011 balances.

¡	We will enter into employment agreements with Messrs. Payne, Wilkerson, and Rohm and Ms. Bruno and will enter into indemnification agreements with them and our independent directors.

¡	We will issue shares of restricted common stock to our executive officers, independent directors and certain employees pursuant to our 2012 Equity Incentive Plan.

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We will enter into an agreement with BBR and its affiliates pursuant to which we will continue to manage the excluded properties until the earlier of                  or such time as the properties are sold or otherwise disposed and will be granted a right of first refusal to acquire each of the excluded properties.

¡	We will enter into a registration rights agreement with BBR and its affiliates in respect of the shares of our common stock they will receive for contributing our 24 properties to us.

Consequences of this Offering and our Formation Transactions

Upon completion of this offering and our formation transactions:

¡	Our operating partnership, through its subsidiaries, will own fee simple or other interests in our 24 properties and the management company, which will continue to employ its employees.

¡	We will be the sole general partner of our operating partnership, and will own 100% of the outstanding common units of the operating partnership.

¡	Purchasers of our common stock in this offering will own % of the outstanding shares of our common stock.

¡	BBR and its affiliates will own % of the outstanding shares of our common stock.

¡	Our executive officers and independent directors will own % of the outstanding shares of our common stock.

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We expect to have total indebtedness of approximately $359 million in principal amount, based on December 31, 2011 balances (together will all related accrued and unpaid interest), secured by our properties that will remain outstanding and will not be retired with the proceeds of this offering.

Each contribution agreement referenced above is subject to all of the terms and conditions of the applicable agreement, including the completion of this offering. We will assume or succeed to all of each contributor’s rights, obligations and responsibilities with respect to the entities contributed.

Benefits of our Formation Transactions to Related Parties

All of the shares of common stock we will issue and cash we will pay in consideration for the contribution of our 24 properties will be received by BBR or its affiliates, and no cash or equity consideration will be received by any of the executive officers or directors of our company, including Messrs. Payne, Wilkerson and Rohm or BBR for its affiliates’ contribution of their respective interests in the management company. Upon completion of our formation transactions and this offering, our executive officers and directors will receive the salary or other compensation, equity incentive and other service-related benefits (including indemnification rights) described under “Management.” Please also see “Certain Relationships and Related Transactions” above for information about the consideration to be received by BBR or its affiliates in exchange for its contribution of the 24 properties and the management company to us.

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of our investment policies and our policies with respect to certain other activities, including financing matters and conflicts of interest. These policies may be amended or revised from time to time at the discretion of our board of directors, without a vote of our stockholders. Any change to any of these policies by our board of directors, however, would be made only after a thorough review and analysis of that change, in light of then-existing business and other circumstances, and then only if, in the exercise of its business judgment, our board of directors believes that it is advisable to do so in our and our stockholders’ best interests. We cannot assure you that our investment objectives will be attained.

Investment Policies

Investment in Real Estate or Interests in Real Estate

We will conduct substantially all of our investment activities through our operating partnership. Our principal investment objectives are to provide our stockholders with current income, to increase the cash flow and value of our portfolio of properties and increase the value of shares of our common stock. We have not established a specific policy regarding the relative priority of these investment objectives. For a discussion of our properties and other strategic objectives, see “Business.”

We expect to implement our investment strategies through the acquisition, operation, leasing and management of apartment communities. We focus on identifying our market (both geographic and consumer), on effectively managing our properties, on offering the highest possible level of customer service to our residents and on streamlining our management structure. We seek to acquire properties in areas within the southern United States exhibiting substantial economic growth and a rapidly expanding job base in which we can establish a significant market presence in the apartment community marketplace. We believe apartment communities in these markets offer attractive long-term investment returns. We also believe there are attractive opportunities both within and beyond the markets in which we currently operate. Although we intend to focus on the property types, markets and locations discussed above under “Business,” our future investment activities will not be limited to any geographic area, product type or to a specified percentage of our assets. While we may diversify in terms of property locations, size and market, we do not have any limit on the amount or percentage of our assets that may be invested in any one property or any one geographic area. We intend to engage in such future investment activities in a manner that is consistent with our intention to qualify for taxation as a REIT for U.S. federal income tax purposes. In addition, we intend to purchase or lease income-producing properties for long-term investment. We may also expand and improve the properties we will own upon completion of our formation transactions and this offering or that we may subsequently acquire, and we may sell such properties, in whole or in part, when circumstances warrant.

We also may participate with third parties in property ownership, through joint ventures, partnerships or other types of co-ownership. These types of investments may permit us to own interests in larger assets without unduly decreasing our diversification and, therefore, provide us with flexibility in structuring our portfolio. We will not, however, enter into a joint venture or other partnership arrangement to make an investment that would not otherwise meet our investment policies.

Equity investments in contributed or acquired properties may be subject to existing mortgage financing and other indebtedness or to new indebtedness we incur when we acquire or refinance these investments. Debt service on such financing or indebtedness will have a priority over any distributions with respect to our common stock. Investments are also subject to our policy not to be treated as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

Investments in Real Estate Mortgages

While our initial properties will consist of, and our business objectives emphasize, equity investments in multifamily real estate properties, we may, at the discretion of our board of directors, invest in mortgages and other types of real estate interests consistent with our qualification as a REIT. Investments in real estate mortgages run the risk that one or more borrowers may default under certain mortgages and that the collateral securing certain mortgages may not be sufficient to enable us to recoup our full investment. We do not presently intend to invest in real estate mortgages.

Investments in Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers

Subject to the percentage of ownership limitations and gross income tests necessary for REIT qualification, we may invest in securities of other REITs, other entities engaged in real estate activities or other issuers, including for the purpose of exercising control over such entities. We do not presently intend to invest in these types of securities.

Dispositions

We do not currently intend to dispose of any of our initial properties, although we reserve the right to do so if, based upon management’s periodic review of our portfolio, our board of directors determines that such action would be in our stockholders’ best interest. Any decision to dispose of a property will be made by our board of directors.

Financing Policies

Although we have no stated policy, we intend to use moderate leverage with a targeted leverage level of 50% or less of our total assets. We intend, when appropriate, to employ leverage and to use debt as a means of providing additional funds for the acquisition of our target assets and the diversification of our portfolio. Our overall leverage will depend on our investments and the cost of leverage. Our charter does not restrict the amount of leverage that we may use, nor does it limit the types of properties we may acquire or develop. The amount of leverage we will deploy for particular investments in our target assets will depend upon our management team’s assessment of a variety of factors, which may include, among other things, the anticipated liquidity and price volatility of the target assets in our investment portfolio, the potential for losses, the availability and terms (including interest rate, redemption terms and maturity date) of financing the assets, our opinion of the creditworthiness of our financing counterparties, the health of the U.S. economy and commercial mortgage markets, and our outlook for the level, slope and volatility of interest rates.

Our board of directors may from time to time modify our debt guidelines in light of then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general conditions in the market for debt and equity securities, fluctuations in the market price of our common stock, growth and acquisition opportunities and other factors. Accordingly, we may increase or decrease our ratio of indebtedness beyond the limits described above. If these policies were changed, we could become more highly leveraged, resulting in an increased risk of default on our obligations and a related increase in debt service requirements that could adversely affect our financial condition and results of operations and our ability to make distributions to our stockholders. See “Risk Factors—Risks Related to Our Debt Financings—Our debt obligations outstanding upon completion of our formation transactions and this offering will reduce our cash available for distributions and may expose us to the risk of default” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Conflict of Interest Policies

We will adopt a code of business conduct and ethics that prohibits conflicts of interest between our officers, employees and directors on the one hand, and us on the other hand, except in compliance with the policy. See “Management—Code of Business Conduct and Ethics.” Waivers of our code of business conduct and ethics will be required to be disclosed in accordance with NYSE and SEC requirements. In addition, we will adopt corporate governance guidelines to assist our board of directors in the exercise of its responsibilities and to serve our interests and those of our stockholders.

Our board of directors is subject to certain provisions of Maryland law, which are also designed to eliminate or minimize conflicts. However, we cannot assure you that these policies or provisions of law will always succeed in eliminating the influence of such conflicts. If they are not successful, decisions could be made that might fail to reflect fully the interests of all stockholders.

Conflicts of interest also could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our operating partnership or any partner thereof, on the other hand. Our directors and officers have duties to us and our stockholders under applicable Maryland law in connection with their management of us. At the same time, as the general partner, we have fiduciary duties to our operating partnership and to its limited partners under Delaware law in connection with the management of our operating partnership. Our duties as a general partner to our operating partnership and its partners may come into conflict with the duties of our directors and officers to us and our stockholders. In the event that a conflict of interest exists between the interests of our stockholders, on the one hand, and the interests of the limited partners, on the other, we will endeavor in good faith to resolve the conflict in a manner not adverse to either our stockholders or the limited partners; provided, however, that for so long as we own a controlling interest in our operating partnership, we have agreed to resolve any conflict that cannot be resolved in a manner not adverse to either our stockholders or the limited partners in favor of our stockholders. The limited partners of our operating partnership will expressly acknowledge that in the event of such a determination by us, as the sole general partner of our operating partnership, we will not be liable to the limited partners for losses sustained or benefits not realized in connection with such a determination.

Unless otherwise provided for in our partnership agreement, Delaware law generally requires a general partner of a Delaware limited partnership to adhere to fiduciary duty standards under which it owes its limited partners the highest duties of good faith, fairness and loyalty and which generally prohibit such general partner from taking any action or engaging in any transaction as to which it has a conflict of interest. However, the partnership agreement expressly limits our liability by providing that neither we, as the general partner of our operating partnership, nor any of our directors or officers will be liable to our operating partnership, the limited partners or assignees for errors in judgment, mistakes of fact or law or for any act or omission, if we or such director or officer acted in good faith. In addition, our operating partnership is required to indemnify us and our directors, officers and other employees and agents to the fullest extent permitted by applicable law against any and all losses, claims, damages, liabilities (whether joint or several), expenses (including, without limitation, attorneys’ fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of our operating partnership, provided that our operating partnership will not indemnify for (a) willful misconduct or a knowing violation of the law, (b) any transaction for which such person received an improper personal benefit in violation or breach of any provision of the partnership agreement, or (c) in the case of a criminal proceeding, the person had reasonable cause to believe the act or omission was unlawful.

The provisions of Delaware law that allow the common law fiduciary duties of a general partner to be modified by a partnership agreement have not been resolved in a court of law, and we have not obtained an opinion of counsel covering the provisions set forth in the partnership agreement that purport to waive or restrict our fiduciary duties that would be in effect under common law were it not for the partnership agreement.

Pursuant to Maryland law, each director and officer is obligated to offer to us any business opportunity (with certain limited exceptions) that comes to him or her in his or her capacity as one of our directors and officers and that we have an interest in pursuing or reasonably could be expected to have an interest in pursuing.

Interested Director and Officer Transactions

Pursuant to the MGCL, a contract or other transaction between us and a director or between us and any other corporation or other entity in which any of our directors is a director or has a material financial interest is not void or voidable solely on the grounds of such common directorship or interest. The common directorship or interest, the presence of such director at the meeting at which the contract or transaction is authorized, approved or ratified or the counting of the director’s vote in favor thereof will not render the transaction void or voidable if:

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the material facts relating to the common directorship or interest and as to the transaction are disclosed to our board of directors or a committee of our board, and our board or a duly authorized committee authorizes, approves or ratifies the transaction or contract by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum, or

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the material facts relating to the common directorship or interest and as to the transaction are disclosed to our stockholders entitled to vote thereon, and the transaction is authorized, approved or ratified by a majority of the votes cast by the stockholders entitled to vote, other than the votes or shares owned of record or beneficially by the interested director or corporation or other entity, or

¡	the transaction or contract is fair and reasonable to us at the time it is authorized, ratified or approved.

Furthermore, under Delaware law (where our operating partnership is formed), we, as general partner, may have a fiduciary duty to the limited partners of our operating partnership and, consequently, such transactions also may be subject to the duties of care and loyalty that we, as general partner, owe to limited partners in our operating partnership (to the extent such duties have not been modified pursuant to the terms of the partnership agreement). We have adopted a policy that requires that all contracts, transactions and relationships between us, our operating partnership or any of our subsidiaries, on the one hand, and any of our directors or executive officers or any entity in which such director or executive officer is a director or has a material financial interest, on the other hand, must be approved by the affirmative vote of a majority of the disinterested directors. Where appropriate in the judgment of the disinterested directors, our board of directors may obtain a fairness opinion or engage independent counsel to represent the interests of non-affiliated security holders, although our board of directors will have no obligation to do so.

Lending Policies

We do not have a policy limiting our ability to make loans to other persons. We may not make loans to our directors, officers or other employees except in accordance with our code of business conduct and ethics and applicable law. Subject to REIT qualification rules, we may consider offering purchase money financing in connection with the sale of properties when providing that financing will increase the value to be received by us for the property sold. We may make loans to joint-development projects in which we may participate in the future. We have not engaged in any lending activities in the past, and we do not intend to do so in the future.

Reporting Policies

Upon completion of this offering, we will become subject to the information reporting requirements of the Exchange Act. Pursuant to these requirements, we will file periodic reports, proxy statements and other information, including audited financial statements, with the SEC. See “Where You Can Find More Information.”

Policies with Respect to Other Activities

We have authority to offer common stock, preferred stock or options to purchase stock in exchange for property and to repurchase or otherwise re-acquire our common stock or other securities in exchange for property, in the open market or otherwise, and we may engage in such activities in the future. Except in connection with our formation transactions, we have not issued common stock, common units or any other securities in exchange for property or any other purpose, and our board of directors has no present intention of causing us to repurchase any common stock. We may offer common units of our operating partnership in exchange for property. We may issue preferred stock from time to time, in one or more series, as authorized by our board of directors without the need for stockholder approval. See “Description of Securities.” We have not engaged in trading, underwriting or agency distribution or sale of securities of other issuers and do not intend to do so. At all times, we intend to make investments in such a manner as to qualify as a REIT, unless because of circumstances or changes in the Code or the Treasury regulations, our board of directors determines that it is no longer in our best interest to qualify as a REIT. We intend to make investments in such a way that we will not be treated as an investment company under the Investment Company Act.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the ownership of shares of our common stock following the completion of our formation transactions and this offering for:

¡	each of our directors and director nominees;

¡	each of our named executive officers;

¡	each person who will be the beneficial owner of more than 5% of our outstanding common stock; and

¡	all directors, director nominees and executive officers as a group.

In accordance with SEC rules, each listed person’s beneficial ownership includes:

¡	all shares the person actually owns beneficially or of record;

¡	all shares over which the person has or shares voting or dispositive control (such as in the capacity as a general partner of an investment fund); and

¡	all shares the person has the right to acquire within 60 days.

We currently have outstanding 100 shares of common stock, which are owned by Eric S. Rohm, our Chief Legal & Administrative Officer and Secretary. Immediately prior to the completion of our formation transactions and this offering, we will repurchase all 100 shares of common stock from Mr. Rohm at their cost of $10.00 per share.

Unless otherwise indicated, all shares are owned directly, and the indicated person has sole voting and investment power. Except as indicated in the footnotes to the table below, the business address of the stockholders listed below is the address of our principal executive office, 301 S. College Street, Suite 3850, Charlotte, North Carolina 28202.

Name	Number of Shares Beneficially Owned(1)	Percent of All Shares(2)
Philip S. Payne
D. Scott Wilkerson
(3)
Pamela B. Bruno
Eric S. Rohm
Independent Director Nominee(3)
Independent Director Nominee(3)
Independent Director Nominee(3)
Independent Director Nominee(3)
Independent Director Nominee(3)
All directors, director nominees and executive officers as a group (10 persons)

*	Represents less than 1.0%.

(1)	As used herein, “voting power” is the power to vote or direct the voting of shares and “investment power” is the power to dispose or direct the disposition of shares.

(2)	Assumes shares of common stock will be outstanding immediately upon the completion of this offering.

(3)	To be named by amendment.

DESCRIPTION OF SECURITIES

The following description is a summary of the rights and preferences of our common stock and preferred stock and related provisions of our charter and bylaws. Certain provisions of Maryland law and in our charter and bylaws may have the effect of delaying, deferring or preventing a takeover of our company (including transactions in which stockholders might otherwise receive a premium for their shares over the then current prices). The summary is not complete. For more detailed information, please see the MGCL and our charter and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part.

General

Our charter provides that we may issue up to 100 million shares of common stock, $0.01 par value per share, and 10 million shares of preferred stock, $0.01 par value per share. Our board of directors, without any action by our stockholders, may amend our charter to increase or decrease the aggregate number of shares of our common stock or the number of shares of our stock of any class or series. As of the closing of our formation transactions and this offering, we expect                  shares of our common stock will be issued and outstanding (                  if the underwriters fully exercise their option to purchase up to                  shares to cover over-allotments, if any). No shares of our preferred stock will be outstanding upon the closing of our formation transactions and this offering. Additionally,                  shares of common stock are reserved for future issuance under our 2012 Equity Incentive Plan.

Common Stock

All shares of common stock sold in the offering contemplated by this prospectus and in connection with our formation transactions will be duly authorized, fully paid and nonassessable. Subject to the preferential rights of any other class or series of stock and to the provisions of our charter restricting the transfer and ownership of shares of our stock, each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as provided with respect to any other class or series of shares of our stock, the holders of our common stock possess exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock, voting as a single class, may elect all of the directors then standing for election.

In accordance with Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless declared advisable by the board of directors and approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter, unless a lesser percentage (but not less than a majority of all the votes entitled to be cast on the matter) is set forth in the corporation’s charter. Our charter requires the affirmative vote of the holders of not less than a majority of all of the votes entitled to be cast on the matter to approve such matters. However, our charter’s provisions regarding removal of directors, restrictions on ownership and transfer of our stock and the number of votes required to amend either of these sections may be amended only if such amendment is declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast not less than two-thirds of all the votes entitled to be cast on the matter.

Maryland law permits the merger of a 90% or more owned subsidiary with or into its parent without stockholder approval provided (a) the charter of the successor is not amended other than in certain minor respects and (b) the contract rights of any stock of the successor issued in the merger in exchange for stock of the other corporation are identical to the contract rights of the stock for which it is exchanged. Also, because Maryland law may not require the stockholders of a parent corporation to approve a merger or sale of all or substantially all of the assets of a subsidiary entity, including where a substantial number of operating assets are held by the subsidiary, as in our situation, our subsidiaries may be able to merge or sell all or substantially all of their assets without a vote of our stockholders.

Holders of our shares of common stock are entitled to receive distributions if and when authorized by our board of directors and declared by us out of assets legally available for the payment of distributions. They also are entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up, after payment of or adequate provision for all of our known debts and liabilities. These rights are subject to the preferential rights of any other class or series of our stock and to the provisions of our charter regarding restrictions on transfer and ownership of our stock.

Holders of our shares of common stock generally have no appraisal, preference, conversion, exchange, sinking fund or redemption rights and have no preemptive rights to subscribe for any of our securities. Subject to the restrictions on transfer of capital stock contained in our charter, all shares of common stock have equal distribution, liquidation and other rights.

Preferred Stock; Power to Reclassify Shares of Our Stock

Our charter authorizes our board of directors to reclassify any unissued shares of stock into any class or series of stock, including preferred stock, to classify any unissued shares of common stock or preferred stock or to reclassify any previously classified but unissued shares of any series of preferred stock previously authorized by our board of directors. Prior to issuance of shares of each class or series of preferred stock, our board of directors is required by Maryland law and our charter to fix, subject to our charter restrictions on transfer and ownership, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms or conditions of redemption for each class or series of preferred stock. Thus, our board of directors could authorize the issuance of shares of common stock with terms and conditions, or preferred stock with priority over our existing common stock with respect to distributions and rights upon liquidation or with other terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change of control of our company that might involve a premium price for you or otherwise be in your best interest. As of the completion of our formation transactions and this offering, no shares of our preferred stock will be outstanding and we have no present plans to issue any preferred stock.

Power to Increase or Decrease Authorized Stock and Issue Additional Shares of Common Stock and Preferred Stock

Our board of directors has the power to amend our charter to increase or decrease the aggregate number of shares of our authorized stock or the number of shares of stock of any class or series, to issue additional shares of common stock or preferred stock and to classify or reclassify unissued shares of our common stock or preferred stock and thereafter to issue the classified or reclassified shares of stock. We believe this ability provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. The additional classes or series, as well as our common stock, are available for issuance without further action by our stockholders, unless stockholder action is required by applicable law or the rules of any stock exchange on which our securities may be listed. Although our board of directors does not currently intend to do so, it could authorize us to issue a class or series that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change in control of our company that might involve a premium price for our stockholders or otherwise be in their best interest.

Restrictions on Ownership and Transfer

In order to qualify as a REIT under the Code, our shares of stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of our outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made).

Because our board of directors believes it is at present essential for us to qualify as a REIT, our charter, subject to certain exceptions, contains restrictions on the number of our shares of stock that a person may own. Our charter provides that, subject to certain exceptions, no person may beneficially or constructively own more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our capital stock (the “Ownership Limit”).

Our charter also prohibits any person from:

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beneficially owning shares of our capital stock to the extent that such beneficial ownership would result in our being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of the taxable year);

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transferring shares of our capital stock to the extent that such transfer would result in our shares of capital stock being beneficially owned by fewer than 100 persons (determined under the principles of Section 856(a)(5) of the Code);

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beneficially or constructively owning shares of our capital stock to the extent such beneficial or constructive ownership would cause us to constructively own 10% or more of the ownership interests in a tenant (other than a TRS) of our real property within the meaning of Section 856(d)(2)(B) of the Code; or

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beneficially or constructively owning or transferring shares of our capital stock if such beneficial or constructive ownership or transfer would otherwise cause us to fail to qualify as a REIT under the Code.

Our board of directors may, in its sole discretion, exempt (prospectively or retroactively) a person from the 9.8% ownership limit and other restrictions in our charter and may establish or increase an excepted holder percentage limit for such person if our board of directors obtains such representations, covenants and undertakings as it deems appropriate in order to conclude that granting the exemption and/or establishing or increasing the excepted holder percentage limit will not cause us to lose our qualification as a REIT.

Our board of directors, in its sole discretion, may prospectively or retroactively exempt a person from certain of the limits described in the paragraph above and may establish or increase an excepted holder percentage limit for that person. The person seeking an exemption must provide to our board of directors any representations, covenants and undertakings that our board of directors may deem appropriate in order to conclude that granting the exemption will not cause us to lose our status as a REIT. Our board of directors may not grant an exemption to any person if that exemption would result in our failing to qualify as a REIT. Our board of directors may require a ruling from the IRS or an opinion of counsel, in either case in form and substance satisfactory to our board of directors, in its sole discretion, in order to determine or ensure our qualification as a REIT.

Any attempted transfer of shares of our capital stock which, if effective, would violate any of the restrictions described above will result in the number of shares of our capital stock causing the violation (rounded up to the nearest whole share) to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries, except that any transfer that results in the violation of the restriction relating to shares of our capital stock being beneficially owned by fewer than 100 persons will be void ab initio. In either case, the proposed transferee will not acquire any rights in those shares. The automatic transfer will be deemed to be effective as of the close of business on the business day prior to the date of the purported transfer or other event that results in the transfer to the trust. Shares held in the trust will be issued and outstanding shares. The proposed transferee will not benefit economically from ownership of any shares held in the trust, will have no rights to dividends or other distributions and will have no rights to vote or other rights attributable to the shares held in the trust. The trustee of the trust will have all voting rights and rights to dividends or other distributions with respect to shares held in the trust. These rights will be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or other distribution paid prior to our discovery that shares have been transferred to the trust will be paid by the recipient to the trustee upon demand. Any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividend or other distribution paid to the trustee will be held in trust for the charitable beneficiary. Subject to Maryland law, the trustee will have the authority (i) to rescind as void any vote cast by the proposed transferee prior to our discovery that the shares have been transferred to the trust and (ii) to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote.

Within 20 days of receiving notice from us that shares of our stock have been transferred to the trust, the trustee will sell the shares to a person, designated by the trustee, whose ownership of the shares will not violate the above ownership and transfer limitations. Upon the sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee and to the charitable beneficiary as follows. The proposed transferee will receive the lesser of (i) the price paid by the proposed transferee for the shares or, if the proposed transferee did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., a gift, devise or other similar transaction), the market price (as defined in our charter) of the shares on the day of the event causing the shares to be held in the trust and (ii) the price per share received by the trustee (net of any commission and other expenses of sale) from the sale or other disposition of the shares. The trustee may reduce the amount payable to the proposed transferee by the amount of dividends or other distributions paid to the proposed transferee and owed by the proposed transferee to the trustee. Any net sale proceeds in excess of the amount payable to the proposed transferee will be paid immediately to the charitable beneficiary. If, prior to our discovery that our shares of our stock have been transferred to the trust, the shares are sold by the proposed transferee, then (i) the shares shall be deemed to have been sold on behalf of the trust and (ii) to the extent that the proposed transferee received an amount for the shares that exceeds the amount he or she was entitled to receive, the excess shall be paid to the trustee upon demand.

In addition, shares of our stock held in the trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in the transfer to the trust (or, in the case of a devise or gift, the market price at the time of the devise or gift) and (ii) the market price on the date we, or our designee, accept the offer, which we may reduce by the amount of dividends and distributions paid to the proposed transferee and owed by the proposed transferee to the trustee. We will have the right to accept the offer until the trustee has sold the shares. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee.

If a transfer to a charitable trust, as described above, would be ineffective for any reason to prevent a violation of a restriction, the transfer that would have resulted in a violation will be void ab initio, and the proposed transferee shall acquire no rights in those shares.

Any certificate representing shares of our capital stock, and any notices delivered in lieu of certificates with respect to the issuance or transfer of uncertificated shares, will bear a legend referring to the restrictions described above.

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our capital stock that will or may violate any of the foregoing restrictions on transferability and ownership, or any person who would have owned shares of our capital stock that resulted in a transfer of shares to a charitable trust, is required to give written notice immediately to us, or in the case of a proposed or attempted transaction, to give at least 15 days’ prior written notice, and provide us with such other information as we may request in order to determine the effect of the transfer on our status as a REIT. The foregoing restrictions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

Every owner of more than 5% (or any lower percentage as required by the Code or the regulations promulgated thereunder) in number or value of the outstanding shares of our capital stock, within 30 days after the end of each taxable year, is required to give us written notice, stating his or her name and address, the number of shares of each class and series of shares of our capital stock that he or she beneficially owns and a description of the manner in which the shares are held. Each of these owners must provide us with additional information that we may request in order to determine the effect, if any, of his or her beneficial ownership on our status as a REIT and to ensure compliance with the ownership limits. In addition, each stockholder will upon demand be required to provide us with information that we may request in good faith in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine our compliance.

These ownership limitations could delay, defer or prevent a transaction or a change in control that might involve a premium price for shares of our common stock or otherwise be in the best interest of our stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                     .

CERTAIN MATERIAL PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS

The following description is a summary of certain material provisions of Maryland law and of our charter and bylaws. Certain provisions of Maryland law and of our charter and bylaws may have the effect of delaying, deferring or preventing a takeover of our company (including transactions in which stockholders might otherwise receive a premium for their shares over the then current prices). The summary is not complete. We encourage you to read our charter and our bylaws which are filed as exhibits to the registration statement of which this prospectus is a part.

Our Board of Directors

Our charter and bylaws provide that the number of directors constituting our full board of directors will be not less than the minimum number required by Maryland law, and our bylaws provide that the number of directors constituting our full board of directors will not exceed 15 and may only be increased or decreased by a vote of a majority of our directors. At such time as we become eligible to elect to be subject to Subtitle 8 of Title 3 of the MGCL (which we expect will be upon consummation of this offering), our charter provides that any and all vacancies on the board of directors will be filled only by the affirmative vote of a majority of the remaining directors even if the remaining directors constitute less than a quorum. Any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies. Our charter provides that a director may be removed with or without cause and upon the affirmative vote of two-thirds of the votes entitled to be cast in the election of directors. However, because of the board’s exclusive power to fill vacant directorships, stockholders will be precluded from filling the vacancies created by any removal with their own nominees. Pursuant to our charter, each member of our board of directors is elected by our stockholders to serve until the next annual meeting of stockholders and until his or her successor is duly elected and qualifies. Holders of shares of our common stock will have no right to cumulative voting in the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the shares of our common stock will be able to elect all of our directors. Directors are elected by a plurality of the votes cast.

Action by Stockholders

Under the MGCL, stockholder action can be taken only at an annual or special meeting of stockholders or by unanimous consent in lieu of a meeting (unless the charter provides for a lesser percentage, which our charter does not). Special meetings of stockholders may be called by our board of directors, the Chairman of our board of directors, our Chief Executive Officer or our President, and must be called, subject to the satisfaction of certain procedural and information requirements by the stockholders requesting the meeting, by our Secretary upon the written request of stockholders entitled to cast a majority of the votes entitled to be cast on any matter that may properly be considered at such meeting. These provisions, combined with the advance notice provisions of our bylaws, which are summarized below, may have the effect of delaying consideration of a stockholder proposal until the next annual meeting.

Amendment to Our Charter and Bylaws

Generally, our charter may be amended only if the amendment is declared advisable by our board of directors and approved by the affirmative vote of the holders of not less than a majority of all of the votes entitled to be cast on the matter. However, our charter’s provisions regarding removal of directors, restrictions on ownership and transfer of our stock and the number of votes required to amend either of these sections may be amended only if such amendment is declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast not less than two-thirds of all the votes entitled to be cast on the matter. As permitted by the MGCL, our charter contains a provision permitting our directors, without any action by our stockholders, to amend the charter to increase or decrease the aggregate number of shares of stock of any class or series that we have authority to issue. Our board of directors has the exclusive power to adopt, alter or repeal any provision of our bylaws and make new bylaws, except the following bylaw provisions, each of which may be amended only with the affirmative vote of a majority of the votes cast on such amendment by holders of outstanding shares of common stock:

¡	provisions opting out of the control share acquisition statute; and

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provisions prohibiting our board of directors without the approval of a majority of the votes entitled to be cast by holders of outstanding shares of our common stock, from revoking, altering or amending any resolution, or adopting any resolution inconsistent with any previously adopted resolution of our board of directors, that exempts any business combination between us and any other person or entity from the business combination provisions of the MGCL.

In addition, any amendment to the provisions governing amendments of the bylaw provisions above requires the approval of a majority of the votes entitled to be cast by holders of outstanding shares of our common stock.

Dissolution

Our dissolution must be approved by a majority of our entire board of directors and by the affirmative vote of the holders of not less than a majority of all of the votes entitled to be cast on the matter.

Business Combinations

Maryland law prohibits “business combinations” between us and an interested stockholder or an affiliate of an interested stockholder for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or transfer of equity securities, liquidation plan or reclassification of equity securities. Maryland law defines an interested stockholder as:

¡	any person or entity who beneficially owns 10% or more of the voting power of our stock; or

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an affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of our then outstanding voting stock.

A person is not an interested stockholder if our board of directors approves in advance the transaction by which the person otherwise would have become an interested stockholder. However, in approving a transaction, our board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by our board of directors.

After the five-year prohibition, any business combination between us and an interested stockholder or an affiliate of an interested stockholder generally must be recommended by our board of directors and approved by the affirmative vote of at least:

¡	80% of the votes entitled to be cast by holders of our then-outstanding shares of voting stock; and

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two-thirds of the votes entitled to be cast by holders of our voting stock other than stock held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or stock held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if our common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its stock.

The statute permits various exemptions from its provisions, including business combinations that are approved or exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder.

Our board of directors has adopted a resolution opting out of the business combination provisions. Our bylaws provide that this resolution or any other resolution of our board of directors exempting any business combination from the business combination provisions of the MGCL may only be revoked, altered or amended, and our board of directors may only adopt any resolution inconsistent with any such resolution, with the affirmative vote of a majority of the votes cast on the matter by holders of outstanding shares of our common stock. If this resolution is repealed, the statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Control Share Acquisitions

Maryland law provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights, except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror or by officers or by directors who are our employees are excluded from the shares entitled to vote on the matter. “Control shares” are voting shares of stock that, if aggregated with all other shares of stock currently owned by the acquiring person, or in respect of which the acquiring person is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiring person to exercise voting power in electing directors within one of the following ranges of voting power:

¡	one-tenth or more but less than one-third;

¡	one-third or more but less than a majority; or

¡	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of control shares, subject to certain exceptions. A person who has made or proposes to make a control share acquisition may compel our board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, we may present the question at any stockholders meeting.

If voting rights are not approved at the stockholders meeting or if the acquiring person does not deliver the statement required by Maryland law, then, subject to certain conditions and limitations, we may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of the shares were considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares for purposes of these appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition. The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if we are a party to the transaction, nor does it apply to acquisitions approved by or exempted by our charter or bylaws.

Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of our stock and this provision of our bylaws may not be amended without the affirmative vote of a majority of the votes cast on the matter by holders of outstanding shares of our common stock.

Maryland Unsolicited Takeovers Act

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions:

¡	a classified board;

¡	a two-thirds vote requirement for removing a director;

¡	a requirement that the number of directors be fixed only by vote of directors;

¡	a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred; and

¡	a majority requirement for the calling of a special meeting of stockholders.

In our charter, we have elected that vacancies on the board be filled only by the remaining directors, even if the remaining directors do not constitute a quorum, and for the remainder of the full term of the directorship in which the vacancy occurred. Through provisions in our charter and bylaws unrelated to Subtitle 8, we (a) require a two-thirds vote for the removal of any director from the board, (b) vest in the board the exclusive power to fix the number of directorships, (c) require that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred and (d) provide that unless called by our chairman of our board of directors, our president, our chief executive officer or our board of directors, a special meeting of stockholders may only be called by our secretary upon the written request of the stockholders entitled to cast not less than a majority of all the votes entitled to be cast at the meeting.

Limitation of Liability and Indemnification

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from:

¡	actual receipt of an improper benefit or profit in money, property or services; or

¡	active and deliberate dishonesty established by a final judgment and which is material to the cause of action.

Our charter contains such a provision that eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law. These limitations of liability do not apply to liabilities arising under the federal securities laws and do not generally affect the availability of equitable remedies such as injunctive relief or rescission. Our charter also authorizes our company, to the maximum extent permitted by Maryland law, to obligate our company to indemnify any present or former director or officer or any individual who, while a director or officer of our company and at the request of our company, serves or has served another corporation, REIT, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner, member, manager or trustee, from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding.

Our bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify any present or former director or officer or any individual who, while a director or officer of our company and at the request of our company, serves or has served another corporation, REIT, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity, and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. Our charter and bylaws also permit our company to indemnify and advance expenses to any individual who served a predecessor business of our company in any of the capacities described above and any employee or agent of our company or a predecessor business of our company.

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that:

¡	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty;

¡	the director or officer actually received an improper personal benefit in money, property or services; or

¡	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis of that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

¡	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

¡	a written undertaking by him or her on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

We will enter into indemnification agreements with our directors and executive officers that obligate us to indemnify them to the maximum extent permitted by Maryland law. The indemnification agreements will provide that if a director or executive officer is a party or is threatened to be made a party to any proceeding by reason of such director’s or executive officer’s status as a director, officer or employee of our company, we must indemnify such director or executive officer for all expenses and liabilities actually and reasonably incurred by him or her, or on his or her behalf, unless it has been established that:

¡	the act or omission of the director or executive officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

¡	the director or executive officer actually received an improper personal benefit in money, property or other services; or

¡	with respect to any criminal action or proceeding, the director or executive officer had reasonable cause to believe his or her conduct was unlawful.

The indemnification agreements will also provide that upon application of a director or executive officer of our company to a court of appropriate jurisdiction, the court may order indemnification of such director or executive officer if:

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the court determines the director or executive officer is entitled to indemnification under the applicable section of the MGCL, in which case the director or executive officer shall be entitled to recover from us the expenses of securing such indemnification; or

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the court determines that such director or executive officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director or executive officer has met the standards of conduct set forth in the applicable section of the MGCL or has been adjudged liable for receipt of an improper benefit under the applicable section of the MGCL; provided, however, that our indemnification obligations to such director or executive officer will be limited to the expenses actually and reasonably incurred by him or her, or on his or her behalf, in connection with any proceeding by or in the right of our company or in which the executive officer or director shall have been adjudged liable for receipt of an improper personal benefit under the applicable section of the MGCL.

Notwithstanding, and without limiting, any other provisions of the indemnification agreements, if a director or executive officer is a party or is threatened to be made a party to any proceeding by reason of such director’s or executive officer’s status as a director, executive officer or employee of our company, and such director or executive officer is successful, on the merits or otherwise, as to one or more but less than all claims, issues or matters in such proceeding, we must indemnify such director or executive officer for all expenses actually and reasonably incurred by him or her, or on his or her behalf, in connection with each successfully resolved claim, issue or matter, including any claim, issue or matter in such a proceeding that is terminated by dismissal, with or without prejudice. In addition, the indemnification agreements will require us to advance reasonable expenses incurred by the indemnitee within 10 days of the receipt by us of a statement from the indemnitee requesting the advance, provided the statement evidences the expenses and is accompanied by:

¡	a written affirmation of the indemnitee’s good faith belief that he or she has met the standard of conduct necessary for indemnification; and

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a written undertaking by or on behalf of the indemnitee to repay the portion of any expenses advanced to the indemnitee relating to claims, issues or matters in a proceeding if it is ultimately established that the standard of conduct was not met.

The indemnification agreements will also provide for procedures for the determination of entitlement to indemnification, including requiring such determination be made by independent counsel after a change of control of us.

Insofar as the foregoing provisions permit indemnification of directors, executive officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Meetings of Stockholders

Special meetings of stockholders may be called only by our board of directors, the Chairman of our board of directors, our Chief Executive Officer, our President or, in the case of a stockholder requested special meeting, by our Secretary upon the written request of the holders of common stock entitled to cast not less than a majority of all votes entitled to be cast at such meeting. Only matters set forth in the notice of the special meeting may be considered and acted upon at such a meeting.

Interested Director and Officer Transactions

Pursuant to the MGCL, a contract or other transaction between us and a director or between us and any other corporation or other entity in which any of our directors is a director or has a material financial interest is not void or voidable solely on the grounds of such common directorship or interest, the presence of such director at the meeting at which the contract or transaction is authorized, approved or ratified or the counting of the director’s vote in favor thereof, if:

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the fact of the common directorship or interest is disclosed to our board of directors or a committee of our board, and our board or committee authorizes, approves or ratifies the transaction or contract by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum;

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the fact of the common directorship or interest is disclosed to our stockholders entitled to vote thereon, and the transaction or contract is authorized, approved or ratified by a majority of the votes cast by the stockholders entitled to vote other than the votes of shares owned of record or beneficially by the interested director or corporation or other entity; or

¡	the transaction or contract is fair and reasonable to us.

Upon completion of this offering, we intend to adopt a policy which requires that all contracts and transactions between us (including our subsidiaries), on the one hand, and any of our directors or executive officers or any entity in which such director or executive officer is a director or has a material financial interest, on the other hand, must be approved by the affirmative vote of a majority of the disinterested directors, even if less than a quorum. Where appropriate in the judgment of the disinterested directors, our board of directors may obtain a fairness opinion or engage independent counsel to represent it, although our board of directors will have no obligation to do so.

Advance Notice of Director Nominations and New Business

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of individuals for election to the board of directors and the proposal of business to be considered by stockholders may be made only:

¡	pursuant to our notice of the meeting;

¡	by the board of directors; or

¡	by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures of the bylaws.

With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of individuals for election to our board of directors at a special meeting may be made only:

¡	pursuant to our notice of the meeting; and

¡	by the board of directors; or

¡

provided that the board of directors has determined that directors will be elected at the meeting, by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the bylaws.

Generally, in accordance with our bylaws, a stockholder seeking to nominate a director or bring other business before our annual meeting of stockholders must deliver a notice to our secretary not later than 5:00 p.m., Eastern Time, on the 120th day, nor earlier than the 150th day, prior to the first anniversary of the date of mailing of the notice for the prior year’s annual meeting of stockholders (for purposes of our 2012 annual meeting, notice by the stockholder to be timely must be delivered not earlier than the 150th day prior to the date of such annual meeting of stockholders and not later than 5:00 p.m., Eastern Time, on the later of the 120th day prior to the date of such annual meeting of stockholders or the 10th day following the day on which public announcement of the date of the annual meeting of stockholders is first made by us). For a stockholder seeking to nominate a candidate for our board of directors, the notice must describe various matters regarding the nominee, including name, address, occupation and number of shares held, and other specified matters. For a stockholder seeking to propose other business, the notice must include a description of the proposed business, the reasons for the proposal and other specified matters.

SHARES ELIGIBLE FOR FUTURE SALE

General

Upon completion of our formation transactions and this offering, we will have                  shares of common stock outstanding (                  shares of common stock if the underwriters exercise in full their option to purchase up to an additional shares), not including an aggregate of                  shares of restricted common stock to be granted to our executive officers, independent directors and certain employees under our 2012 Equity Incentive Plan. In addition, upon completion of this offering,                  shares of common stock will be reserved for future issuance under our 2012 Equity Incentive Plan.

Of these shares, the                  shares sold in this offering (                 shares if the underwriters exercise their option to purchase additional shares in full) will be freely transferable without restriction or further registration under the Securities Act, subject to the limitations on ownership set forth in our charter, except for any shares purchased in this offering by our “affiliates,” as that term is defined by Rule 144 under the Securities Act. Any shares purchased by affiliates in this offering will be “restricted shares” as defined in Rule 144. See “Description of Securities—Restrictions on Ownership and Transfer.” For a description of certain restrictions on transfers of our common stock held by our directors and officers, see “—Lock-up Agreements” below and “Underwriting.”

Rule 144

In general, Rule 144 provides that if (1) one year has elapsed since the date of acquisition of shares of common stock from us or any of our affiliates and (2) the holder is, and has not been, an affiliate of ours at any time during the three months preceding the proposed sale, such holder may sell such shares of common stock in the public market under Rule 144(b)(1) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements under such rule. In general, Rule 144 also provides that if (1) six months have elapsed since the date of acquisition of shares of common stock from us or any of our affiliates, (2) we have been a reporting company under the Exchange Act for at least 90 days and (3) the holder is not, and has not been, an affiliate of ours at any time during the three months preceding the proposed sale, such holder may sell such shares of common stock in the public market under Rule 144(b)(1) subject to satisfaction of Rule 144’s public information requirements but without regard to the volume limitations, manner of sale provisions or notice requirements under such rule.

In addition, under Rule 144, if (1) one year (or, subject to us being a reporting company under the Exchange Act for at least the preceding 90 days, six months) has elapsed since the date of acquisition of shares of common stock from us or any of our affiliates and (2) the holder is, or has been, an affiliate of ours at any time during the three months preceding the proposed sale, such holder may sell such shares of common stock in the public market under Rule 144(b)(1) subject to satisfaction of Rule 144’s volume limitations, manner of sale provisions, public information requirements and notice requirements.

Registration Rights

In connection with our formation transactions and this offering, we intend to enter into a registration rights agreement with BBR and its affiliates that will receive shares of common stock in our formation transactions. Under the registration rights agreement, subject to certain limitations, not earlier than 12 months and not later than the last day of the first full calendar month following the one year anniversary of the closing of this offering, we will file a shelf registration statement with the SEC, and thereafter use our commercially reasonable efforts to have the registration statement declared effective, covering the continuous resale of the shares of common stock issued in our formation transactions. We will also agree to provide rights to holders of the shares of common stock to demand additional registration statement filings. We will agree to pay substantially all of the expenses relating to a registration of such securities.

Grants Under Our 2012 Equity Incentive Plan

We intend to adopt our 2012 Equity Incentive Plan immediately prior to the completion of this offering. Our 2012 Equity Incentive Plan provides for the grant of incentive awards to our executive officers, directors, employees, and other individuals providing bona fide services to or for the company. We intend to issue an aggregate of shares of restricted common stock to our executive officers, independent directors and certain employees upon completion of this offering, and intend to reserve an additional                 shares of common stock for future issuance under the plan, subject to increase as described in “Management—2012 Equity Incentive Plan”

We intend to file with the SEC a registration statement on Form S-8 covering the shares of common stock issuable under our 2012 Equity Incentive Plan. Common stock covered by this registration statement will be eligible for transfer or resale without restriction under the Securities Act unless held by affiliates.

Lock-Up Agreements

In addition to the limits placed on the sale of our common stock by operation of Rule 144 and other provisions of the Securities Act, our executive officers and directors and BBR and its affiliates have agreed with the underwriters of this offering, subject to certain exceptions, not to sell or otherwise transfer or encumber any shares of common stock or securities convertible or exchangeable into shares of common stock (including any common units) owned by them at the completion of our formation transactions and this offering or thereafter acquired by them for a period of 180 days after the completion of this offering, without the prior written consent of Robert W. Baird & Co. Incorporated. See “Underwriting.”

OUR OPERATING PARTNERSHIP AND THE PARTNERSHIP AGREEMENT

The following summary of material provisions of the partnership agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the partnership agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part, and applicable provisions of the Delaware Revised Uniform Limited Partnership Act (“DRULPA”).

General

Our operating partnership, Ginkgo Residential Operating Partnership LP, has been organized as a Delaware limited partnership. We intend to operate as an UPREIT, whereby all of our assets are owned in a limited partnership, our operating partnership, of which we are the sole general partner. For purposes of satisfying the asset and income tests for qualification as a REIT for U.S. federal income tax purposes, our proportionate share (based on our capital interest) of the assets and income of our operating partnership will be deemed to be our assets and income. The purpose of our operating partnership includes the conduct of any business that may be lawfully conducted by a limited partnership formed under the DRULPA, except that the limited partnership agreement, or the partnership agreement, of our operating partnership requires the business of our operating partnership to be conducted in such a manner that will permit us to qualify as a REIT under U.S. federal tax laws.

We will hold our assets and conduct our business through our operating partnership. Pursuant to the partnership agreement, we, as the sole general partner of our operating partnership, have full, exclusive and complete responsibility and discretion in the management and control of our operating partnership. Our operating partnership may admit additional limited partners in accordance with the terms of the partnership agreement. The limited partners of our operating partnership have no authority in their capacity as limited partners to transact business for, or participate in the management activities or decisions of, our operating partnership except as required by applicable law. Consequently, we, by virtue of our position as the general partner, control the assets and business of our operating partnership. However, any amendment to the partnership agreement that would:

¡	affect the redemption rights in a manner adverse to a limited partner;

¡	adversely affect a limited partner’s right to receive cash distributions, other than with respect to the issuance of additional partnership units;

¡	alter allocations of profit and loss to the limited partners, other than with respect to the issuance of additional partnership units; or

¡	impose on the limited partners any obligation to make additional capital contributions,

will require the consent of the limited partners holding a majority of the common units of our operating partnership.

Operations

The partnership agreement requires that our operating partnership be operated in a manner that will enable us to satisfy the requirements for qualification as a REIT for U.S. federal income tax purposes, to avoid any U.S. federal income or excise tax liability imposed by the Code, and to ensure that our operating partnership will not be classified as a “publicly traded partnership” for purposes of Section 7704 of the Code.

In addition to the administrative and operating costs and expenses incurred by our operating partnership, it is anticipated that our operating partnership will pay all of our administrative costs and expenses and our expenses will be treated as expenses of our operating partnership. Such expenses include:

¡	all expenses relating to our formation and continuity of existence;

¡	all expenses relating to any offerings and registrations of securities;

¡	all expenses associated with our preparation and filing of any periodic reports under federal, state or local laws or regulations;

¡	all expenses related to our compliance with applicable laws, rules and regulations; and

¡	all other operating or administrative costs of ours incurred in the ordinary course of its business.

Distributions

The partnership agreement provides that our operating partnership shall distribute cash from operations (including net sale or refinancing proceeds, but excluding net proceeds from the sale of our operating partnership’s property in connection with the liquidation of our operating partnership) at such time and in such amounts as determined by us in our sole discretion, to the partners, in accordance with their respective percentage interests in our operating partnership. Upon liquidation of our operating partnership, after payment of, or adequate provision for, debts and obligations of our operating partnership, including any partner loans, it is anticipated that any remaining assets of our operating partnership will be distributed to all partners with positive capital accounts in accordance with their respective positive capital account balances. If any partner has a deficit balance in its capital account (after giving effect to all contributions, distributions and allocations for all taxable years, including the year during which such liquidation occurs), such partner shall have no obligation to make any contribution to the capital of our operating partnership with respect to such deficit, and such deficit shall not be considered a debt owed to the partnership or to any other person for any purpose whatsoever.

Partnership Allocations

It is anticipated that income, gain and loss of our operating partnership for each fiscal year generally will be allocated among the partners in accordance with their respective interests in our operating partnership, subject to compliance with the provisions of the Code Sections 704(b) and 704(c) and U.S. Department of Treasury regulations promulgated thereunder.

Capital Contributions and Borrowings

Upon the completion of this offering, we will contribute to our operating partnership the net proceeds of this offering as our initial capital contribution in exchange for limited partnership interests and the general partnership interest in our operating partnership. Under the partnership agreement, we are obligated to contribute the net proceeds of any subsequent offering of our common stock as additional capital to our operating partnership.

The partnership agreement provides that if our operating partnership requires additional funds at any time in excess of funds available to our operating partnership from borrowing or capital contributions, we may borrow such funds from a financial institution or other lender and lend such funds to our operating partnership.

Issuance of Additional Limited Partnership Interests

As the sole general partner of our operating partnership, we are authorized, without the consent of the limited partners, to cause our operating partnership to issue additional units to us, to limited partners or to other persons for such consideration and on such terms and conditions as we deem appropriate. If additional units are issued to us, then, unless the additional units are issued in connection with a contribution of property to our operating partnership, we must (1) issue additional shares of common stock and must contribute to our operating partnership the entire proceeds received by us from such issuance or (2) issue additional units to all partners in proportion to their respective interests in our operating partnership. Consideration for additional partnership interests may be cash or other property or assets. No person, including any partner or assignee, has preemptive, preferential or similar rights with respect to additional capital contributions to our operating partnership or the issuance or sale of any partnership interests therein.

Our operating partnership may issue units of limited partnership interest that are common units, units of limited partnership interest that are preferred as to distributions and upon liquidation to our units of limited partnership interest and other types of units with such rights and obligations as may be established by us from time to time.

Redemption Rights

Pursuant to the partnership agreement, on or after the date that is one year from the date of issuance, the limited partners holding common units (other than us) have the right to cause our operating partnership to redeem their units for cash or, at our election, our common stock on a one-for-one basis, subject to adjustment, as provided in the partnership agreement. Notwithstanding the foregoing, a limited partner will not be entitled to exercise its redemption right to the extent the issuance of common stock to the redeeming limited partner would (1) be prohibited, as determined in our sole discretion, under our charter or (2) cause the acquisition of common stock by such redeeming limited partner to be “integrated” with any other distribution of common stock for purposes of complying with the Securities Act.

No Removal of the General Partner

We may not be removed as general partner by the partners with or without cause.

Transfers

We, as general partner, generally may not transfer any of our partnership interests in our operating partnership, including any of our limited partner interests, or voluntarily withdraw as the general partner of our operating partnership, except in connection with a merger, consolidation or other combination with or into another person, a sale of all or substantially all of our assets or any reclassification, recapitalization or change of our outstanding shares.

With certain limited exceptions, the limited partners may not transfer their interests in our operating partnership, in whole or in part, without our prior written consent, which consent may be withheld in our sole and absolute discretion. We also have the right to prohibit transfers by limited partners if such transfers would have adverse tax consequences to us or our operating partnership.

Except with our consent to the admission of the transferee as a limited partner, no transferee shall have any rights by virtue of the transfer other than the rights of an assignee, and will not be entitled to vote common units in any matter presented to the limited partners for a vote. We, as general partner, will have the right to consent to the admission of a transferee of the interest of a limited partner, which consent may be given or withheld by us in our sole and absolute discretion.

Extraordinary Transactions

Generally, without the consent of limited partners holding a majority of the common units of our operating partnership, we may not engage in a merger, consolidation or other combination transaction, or sell, exchange, transfer or otherwise dispose of all or substantially all of our assets, unless the holders of common units will receive, or have the opportunity to receive, the same consideration per common unit as holders of common stock receive per share of common stock in the transaction.

Term

Our operating partnership shall continue until terminated as provided in the partnership agreement or by operation of law.

Tax Matters

Pursuant to the partnership agreement, we are the tax matters partner of our operating partnership and, as such, have authority to handle tax audits and to make tax elections under the Code on behalf of our operating partnership.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

This section summarizes the material U.S. federal income tax considerations that you, as a stockholder, may consider relevant in connection with the purchase, ownership and disposition of our common stock. Hunton & Williams LLP has acted as our counsel, has reviewed this summary, and is of the opinion that the discussion contained herein is accurate in all material respects. Because this section is a summary, it does not address all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances, or to certain types of stockholders that are subject to special treatment under the U.S. federal income tax laws, such as:

¡	insurance companies;

¡	tax-exempt organizations (except to the limited extent discussed in “—Taxation of Tax-Exempt Stockholders” below);

¡	financial institutions or broker-dealers;

¡	non-U.S. individuals and foreign corporations (except to the limited extent discussed in “—Taxation of Non-U.S. Stockholders” below);

¡	U.S. expatriates;

¡	persons who mark-to-market our common stock;

¡	subchapter S corporations;

¡	U.S. stockholders (as defined below) whose functional currency is not the U.S. dollar;

¡	regulated investment companies and REITs;

¡	trusts and estates;

¡	holders who receive our common stock through the exercise of employee stock options or otherwise as compensation;

¡	persons holding our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment;

¡	persons subject to the alternative minimum tax provisions of the Code; and

¡	persons holding our common stock through a partnership or similar pass-through entity.

This summary assumes that stockholders hold shares as capital assets for U.S. federal income tax purposes, which generally means property held for investment.

The statements in this section are not intended to be, and should not be construed as, tax advice. The statements in this section based on the Code, current, temporary and proposed Treasury regulations, the legislative history of the Code, current administrative interpretations and practices of the IRS, and court decisions. The reference to IRS interpretations and practices includes the IRS practices and policies endorsed in private letter rulings, which are not binding on the IRS except with respect to the taxpayer that receives the ruling. In each case, these sources are relied upon as they exist on the date of this discussion. Future legislation, Treasury regulations, administrative interpretations and court decisions could change the current law or adversely affect existing interpretations of current law on which the information in this section is based. Any such change could apply retroactively. We have not received any rulings from the IRS concerning our qualification as a REIT.

Accordingly, even if there is no change in the applicable law, no assurance can be provided that the statements made in the following discussion, which do not bind the IRS or the courts, will not be challenged by the IRS or will be sustained by a court if so challenged.

WE URGE YOU TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE PURCHASE, OWNERSHIP AND SALE OF OUR COMMON STOCK AND OF OUR ELECTION TO BE TAXED AS A REIT. SPECIFICALLY, YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION, AND REGARDING POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

Taxation of our Company

We were organized in March 2012 as a Maryland corporation. We have elected to be taxed as a pass-through entity under subchapter S of the Code, but intend to revoke our S election prior to the completion of this offering. We intend to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes commencing with our short taxable year ending December 31, 2012. We believe that, commencing with such short taxable year, we will be organized and will operate in such a manner as to qualify for taxation as a REIT under the U.S. federal income tax laws, and we intend to continue to operate in such a manner, but no assurances can be given that we will operate in a manner so as to qualify or remain qualified as a REIT. This section discusses the laws governing the U.S. federal income tax treatment of a REIT and its stockholders. These laws are highly technical and complex.

In connection with this offering, Hunton & Williams LLP will render an opinion that, commencing with our short taxable year ending December 31, 2012, we will be organized in conformity with the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws, and our proposed method of operations will enable us to satisfy the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws for our taxable year ending December 31, 2012 and subsequent taxable years. Investors should be aware that Hunton & Williams LLP’s opinion is based upon customary assumptions, will be conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our assets and the conduct of our business, is not binding upon the IRS, or any court and speaks as of the date issued. In addition, Hunton & Williams LLP’s opinion will be based on existing U.S. federal income tax law governing qualification as a REIT, which is subject to change either prospectively or retroactively. Moreover, our qualification and taxation as a REIT will depend upon our ability to meet on a continuing basis, through actual results, certain qualification tests set forth in the U.S. federal income tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of our capital stock ownership, and the percentage of our earnings that we distribute. Hunton & Williams LLP will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that our actual results of operations for any particular taxable year will satisfy such requirements. Hunton & Williams LLP’s opinion does not foreclose the possibility that we may have to use one or more of the REIT savings provisions described below, which would require us to pay an excise or penalty tax (which could be material) in order for us to maintain our REIT qualification. For a discussion of the tax consequences of our failure to qualify as a REIT, see “—Failure to Qualify.”

If we qualify as a REIT, we generally will not be subject to U.S. federal income tax on the taxable income that we distribute to our stockholders. The benefit of that tax treatment is that it avoids the “double taxation,” or taxation at both the corporate and stockholder levels, that generally results from owning stock in a corporation. However, we will be subject to U.S. federal tax in the following circumstances:

¡

We will pay U.S. federal income tax on any taxable income, including undistributed net capital gain, that we do not distribute to stockholders during, or within a specified time period after, the calendar year in which the income is earned.

¡	We may be subject to the “alternative minimum tax” on any items of tax preference including any deductions of net operating losses.

¡	We will pay income tax at the highest corporate rate on:

¡	net income from the sale or other disposition of property acquired through foreclosure (“foreclosure property”) that we hold primarily for sale to customers in the ordinary course of business, and

¡	other non-qualifying income from foreclosure property.

¡	We will pay a 100% tax on net income from sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business.

¡

If we fail to satisfy one or both of the 75% gross income test or the 95% gross income test, as described below under “—Gross Income Tests,” and nonetheless continue to qualify as a REIT because we meet other requirements, we will pay a 100% tax on:

¡	the gross income attributable to the greater of the amount by which we fail the 75% gross income test or the 95% gross income test, in either case, multiplied by

¡	a fraction intended to reflect our profitability.

¡

If we fail to distribute during a calendar year at least the sum of (1) 85% of our REIT ordinary income for the year, (2) 95% of our REIT capital gain net income for the year, and (3) any undistributed taxable income required to be distributed from earlier periods, we will pay a 4% nondeductible excise tax on the excess of the required distribution over the amount we actually distributed.

¡

We may elect to retain and pay income tax on our net long-term capital gain. In that case, a stockholder would be taxed on its proportionate share of our undistributed long-term capital gain (to the extent that we made a timely designation of such gain to the stockholders) and would receive a credit or refund for its proportionate share of the tax we paid.

¡	We will be subject to a 100% excise tax on transactions with our TRS, or any other TRSs we form in the future, that are not conducted on an arm’s-length basis.

¡

If we fail to satisfy any of the asset tests, other than a de minimis failure of the 5% asset test, the 10% vote test or 10% value test, as described below under “—Asset Tests,” as long as the failure was due to reasonable cause and not to willful neglect, we file a description of each asset that caused such failure with the IRS, and we dispose of the assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure, we will pay a tax equal to the greater of $50,000 or the highest federal income tax rate then applicable to U.S. corporations (currently 35%) on the net income from the nonqualifying assets during the period in which we failed to satisfy the asset tests.

¡

If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, and such failure is due to reasonable cause and not to willful neglect, we will be required to pay a penalty of $50,000 for each such failure.

¡

If we acquire any asset from a C corporation, or a corporation that generally is subject to full corporate-level tax, in a merger or other transaction in which we acquire a basis in the asset that is determined by reference either to the C corporation’s basis in the asset or to another asset, we will pay tax at the highest regular corporate rate applicable if we recognize gain on the sale or disposition of the asset during the 10-year period after we acquire the asset provided no election is made for the transaction to be taxable on a current basis. The amount of gain on which we will pay tax is the lesser of:

¡	the amount of gain that we recognize at the time of the sale or disposition, and

¡	the amount of gain that we would have recognized if we had sold the asset at the time we acquired it.

¡

We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s stockholders, as described below in “—Recordkeeping Requirements.”

¡	The earnings of our lower-tier entities that are subchapter C corporations, including our TRS and any TRSs we form in the future, will be subject to U.S. federal corporate income tax.

In addition, notwithstanding our qualification as a REIT, we may also have to pay certain state and local income taxes because not all states and localities treat REITs in the same manner that they are treated for U.S. federal income tax purposes. Moreover, as further described below, our TRS and any other TRSs we form in the future will be subject to federal, state and local corporate income tax on their taxable income.

Requirements for Qualification

A REIT is a corporation, trust, or association that meets each of the following requirements:

1.	It is managed by one or more trustees or directors.

2.	Its beneficial ownership is evidenced by transferable shares, or by transferable certificates of beneficial interest.

3.	It would be taxable as a domestic corporation, but for the REIT provisions of the U.S. federal income tax laws.

4.	It is neither a financial institution nor an insurance company subject to special provisions of the U.S. federal income tax laws.

5.	At least 100 persons are beneficial owners of its shares or ownership certificates.

6.	Not more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, which the Code defines to include certain entities, during the last half of any taxable year.

7.	It elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status.

8.	It meets certain other qualification tests, described below, regarding the nature of its income and assets and the amount of its distributions to stockholders.

9.	It uses a calendar year for U.S. federal income tax purposes and complies with the recordkeeping requirements of the U.S. federal income tax laws.

We must meet requirements 1 through 4, 8 and 9 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Requirements 5 and 6 will apply to us beginning with our 2013 taxable year. If we comply with all the requirements for ascertaining the ownership of our outstanding shares in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for that taxable year. For purposes of determining stock ownership under requirement 6, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the U.S. federal income tax laws, and beneficiaries of such a trust will be treated as holding our shares in proportion to their actuarial interests in the trust for purposes of requirement 6.

We believe that we will issue sufficient stock with sufficient diversity of ownership to allow us to satisfy requirements 5 and 6 above. If we do not issue common stock in this offering to a sufficient number of stockholders to satisfy requirement 5 above, we may subsequently issue preferred stock with a nominal liquidation preference to ensure that we have 100 stockholders prior to January 30, 2013. Our charter provides restrictions regarding the transfer and ownership of shares of our capital stock. See “Description of Securities—Restrictions on Ownership and Transfer.” The restrictions in our charter are intended (among other things) to assist us in continuing to satisfy requirements 5 and 6 above. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy such share ownership requirements. If we fail to satisfy these share ownership requirements, our qualification as a REIT may terminate.

Qualified REIT Subsidiaries.  A corporation that is a “qualified REIT subsidiary” is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction, and credit of a “qualified REIT subsidiary” are treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A “qualified REIT subsidiary” is a corporation, other than a taxable REIT subsidiary, all of the stock of which is owned by the REIT. Thus, in applying the requirements described herein, any “qualified REIT subsidiary” that we own will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit.

Other Disregarded Entities and Partnerships.  An unincorporated domestic entity, such as a partnership or limited liability company that has a single owner, generally is not treated as an entity separate from its owner for U.S. federal income tax purposes. An unincorporated domestic entity with two or more owners is generally treated as a partnership for U.S. federal income tax purposes. In the case of a REIT that is a partner in a partnership that has other partners, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Our proportionate share for purposes of the 10% value test (see “—Asset Tests”) will be based on our proportionate interest in the equity interests and certain debt securities issued by the partnership. For all of the other asset and income tests, our proportionate share will be based on our proportionate interest in the capital interests in the partnership. Our proportionate share of the assets, liabilities, and items of income of any partnership, joint venture, or limited liability company that is treated as a partnership for U.S. federal income tax purposes in which we acquire an equity interest, directly or indirectly, will be treated as our assets and gross income for purposes of applying the various REIT qualification requirements.

Taxable REIT Subsidiaries.  A REIT may own up to 100% of the shares of one or more TRSs. A TRS is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by the parent REIT. The subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the securities will automatically be treated as a TRS. We will not be treated as holding the assets of a TRS or as receiving any income that the TRS earns. Rather, the stock issued by a TRS to us will be an asset in our hands, and we will treat the distributions paid to us from such TRS, if any, as income. This treatment may affect our compliance with the gross income and asset tests. Because we will not include the assets and income of TRSs in determining our compliance with the REIT requirements, we may use such entities to undertake indirectly activities, such as earning fee income, that the REIT rules might otherwise preclude us from doing directly or through pass-through subsidiaries. Overall, no more than 25% of the value of a REIT’s assets may consist of stock or securities of one or more TRSs.

A TRS pays income tax at regular corporate rates on any income that it earns. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis.

A TRS may not directly or indirectly operate or manage any health care facilities or lodging facilities or provide rights to any brand name under which any health care facility or lodging facility is operated. A TRS is not considered to operate or manage a “qualified health care property” or “qualified lodging facility” solely because the TRS directly or indirectly possesses a license, permit, or similar instrument enabling it to do so.

Rent that we receive from a TRS will qualify as “rents from real property” as long as (1) at least 90% of the leased space in the property is leased to persons other than TRSs and related-party tenants, and (2) the amount paid by the TRS to rent space at the property is substantially comparable to rents paid by other tenants of the property for comparable space, as described in further detail below under “—Gross Income Tests—Rents from Real Property.” If we lease space to a TRS in the future, we will seek to comply with these requirements.

We will elect to treat our management company as a TRS. We anticipate that our TRS will provide asset and property management services to third parties. As explained below in “Gross Income Tests—Fee Income,” fee income earned by a REIT is generally not qualifying income for purposes of the 75% and 95% gross income tests. Our TRS may also provide services with respect to our properties to the extent we determine that having our TRS provide those services will assist us in complying with the gross income tests applicable to REITs. See “Gross Income Tests—Rents From Real Property.” We may form one or more additional TRSs in the future.

Gross Income Tests

We must satisfy two gross income tests annually to maintain our qualification as a REIT. First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or qualified temporary investment income. Qualifying income for purposes of that 75% gross income test generally includes:

¡	rents from real property;

¡	interest on debt secured by mortgages on real property, or on interests in real property;

¡	dividends or other distributions on, and gain from the sale of, shares in other REITs;

¡	gain from the sale of real estate assets;

¡	income and gain derived from foreclosure property; and

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income derived from the temporary investment of new capital that is attributable to the issuance of our stock or a public offering of our debt with a maturity date of at least five years and that we receive during the one-year period beginning on the date on which we received such new capital.

Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of shares or securities, or any combination of these. Cancellation of indebtedness income and gross income from our sale of property that we hold primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both gross income tests. In addition, income and gain from “hedging transactions” that we enter into to hedge indebtedness incurred or to be incurred to acquire or carry real estate assets and that are clearly and timely identified as such will be excluded from both the numerator and the denominator for purposes of the 75% and 95% gross income tests. In addition, certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests. See “—Foreign Currency Gain.” The following paragraphs discuss the specific application of the gross income tests to us.

Rents from Real Property.  Rent that we receive from our real property will qualify as “rents from real property,” which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following conditions are met:

¡	First, the rent must not be based, in whole or in part, on the income or profits of any person, but may be based on a fixed percentage or percentages of receipts or sales.

¡	Second, neither we nor a direct or indirect owner of 10% or more of our stock may own, actually or constructively, 10% or more of a tenant from whom we receive rent, other than a TRS.

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Third, if the rent attributable to personal property leased in connection with a lease of real property is 15% or less of the total rent received under the lease, then the rent attributable to personal property will qualify as rents from real property. However, if the 15% threshold is exceeded, the rent attributable to personal property will not qualify as rents from real property.

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Fourth, we generally must not operate or manage our real property or furnish or render services to our tenants, other than through an “independent contractor” who is adequately compensated and from whom we do not derive revenue. However, we need not provide services through an “independent contractor,” but instead may provide services directly to our tenants, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of “noncustomary” services to the tenants of a property, other than through an independent contractor, as long as our income from the services (valued at not less than 150% of our direct cost of performing such services) does not exceed 1% of our income from the related property. Furthermore, we may own up to 100% of the stock of a TRS which may provide customary and noncustomary services to our tenants without tainting our rental income for the related properties.

If a portion of the rent that we receive from a property does not qualify as “rents from real property” because the rent attributable to personal property exceeds 15% of the total rent for a taxable year, the portion of the rent that is attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. Thus, if such rent attributable to personal property, plus any other income that is nonqualifying income for purposes of the 95% gross income test, during a taxable year exceeds 5% of our gross income during the year, we would lose our REIT qualification. If, however, the rent from a particular property does not qualify as “rents from real property” because either (1) the rent is considered based on the income or profits of the related tenant, (2) the tenant either is a related party tenant or fails to qualify for the exceptions to the related party tenant rule for qualifying TRSs or (3) we furnish noncustomary services to the tenants of the property, or manage or operate the property, other than through a qualifying independent contractor or a TRS, none of the rent from that property would qualify as “rents from real property.”

Our operating partnership and its subsidiaries will generally lease our properties to tenants that are individuals. Our leases will typically have a term of one year or less and will require the tenant to pay fixed rent. We do not anticipate leasing significant amounts of personal property pursuant to our leases. Moreover, we do not intend to perform any services other than customary ones for our tenants, unless such services are provided through independent contractors or our TRS. Accordingly, we anticipate that our leases will generally produce rent that qualifies as “rents from real property” for purposes of the 75% and 95% gross income tests.

In addition to the rent, the tenants may be required to pay certain additional charges. To the extent that such additional charges represent reimbursements of amounts that we are obligated to pay to third parties such charges generally will qualify as “rents from real property.” To the extent such additional charges represent penalties for nonpayment or late payment of such amounts, such charges should qualify as “rents from real property.” However, to the extent that late charges do not qualify as “rents from real property,” they instead will be treated as interest that qualifies for the 95% gross income test.

Interest.  The term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of such amount depends in whole or in part on the income or profits of any person. However, interest generally includes the following:

¡	an amount that is based on a fixed percentage or percentages of receipts or sales; and

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an amount that is based on the income or profits of a debtor, as long as the debtor derives substantially all of its income from the real property securing the debt from leasing substantially all of its interest in the property, and only to the extent that the amounts received by the debtor would be qualifying “rents from real property” if received directly by a REIT.

If a loan contains a provision that entitles a REIT to a percentage of the borrower’s gain upon the sale of the real property securing the loan or a percentage of the appreciation in the property’s value as of a specific date, income attributable to that loan provision will be treated as gain from the sale of the property securing the loan, which generally is qualifying income for purposes of both gross income tests.

Dividends.  Our share of any dividends received from any corporation (including any TRS, but excluding any REIT) in which we own an equity interest will qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. Our share of any dividends received from any other REIT in which we own an equity interest, if any, will be qualifying income for purposes of both gross income tests.

Prohibited Transactions.  A REIT will incur a 100% tax on the net income (including foreign currency gain) derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. We believe that none of our properties will be held primarily for sale to customers and that a sale of any of our properties will not be in the ordinary course of our business. Whether a REIT holds a property “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances in effect from time to time, including those related to a particular property. A safe harbor to the characterization of the sale of property by a REIT as a prohibited transaction and the 100% prohibited transaction tax is available if the following requirements are met:

¡	the REIT has held the property for not less than two years;

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the aggregate expenditures made by the REIT, or any partner of the REIT, during the two-year period preceding the date of the sale that are includable in the basis of the property do not exceed 30% of the selling price of the property;

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either (1) during the year in question, the REIT did not make more than seven sales of property other than foreclosure property or sales to which Section 1033 of the Code applies, (2) the aggregate adjusted bases of all such properties sold by the REIT during the year did not exceed 10% of the aggregate bases of all of the assets of the REIT at the beginning of the year or (3) the aggregate fair market value of all such properties sold by the REIT during the year did not exceed 10% of the aggregate fair market value of all of the assets of the REIT at the beginning of the year;

¡	in the case of property not acquired through foreclosure or lease termination, the REIT has held the property for at least two years for the production of rental income; and

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if the REIT has made more than seven sales of non-foreclosure property during the taxable year, substantially all of the marketing and development expenditures with respect to the property were made through an independent contractor from whom the REIT derives no income.

We will attempt to comply with the terms of the safe-harbor provisions in the U.S. federal income tax laws prescribing when a property sale will not be characterized as a prohibited transaction. We cannot assure you, however, that we can comply with the safe-harbor provisions or that we will avoid owning property that may be characterized as property that we hold “primarily for sale to customers in the ordinary course of a trade or business.” The 100% tax will not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be taxed to the corporation at regular corporate income tax rates.

Fee Income.  Fee income generally will not be qualifying income for purposes of both the 75% and 95% gross income tests. Any fees earned by our TRS, such as fees for providing asset and property management services to third parties, will not be included for purposes of the gross income tests.

Foreclosure Property.  We will be subject to tax at the maximum corporate rate on any income from foreclosure property, which includes certain foreign currency gains and related deductions, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property will qualify under the 75% and 95% gross income tests. Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property:

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that is acquired by a REIT as the result of the REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

¡	for which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated; and

¡	for which the REIT makes a proper election to treat the property as foreclosure property.

A REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year (or, with respect to qualified health care property, the second taxable year) following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the Secretary of the Treasury. However, this grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

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on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

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on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

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which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

Hedging Transactions.  From time to time, we or our operating partnership may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase such items, and futures and forward contracts. Income and gain from “hedging transactions” will be excluded from gross income for purposes of both the 75% and 95% gross income tests provided we satisfy the identification requirements discussed below. A “hedging transaction” means either (1) any transaction entered into in the normal course of our or our operating partnership’s trade or business primarily to manage the risk of interest rate, price changes, or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets and (2) any transaction entered into primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income test (or any property which generates such income or gain). We are required to clearly identify any such hedging transaction before the close of the day on which it was acquired, originated, or entered into and to satisfy other identification requirements. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT.

Foreign Currency Gain.  Certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests. “Real estate foreign exchange gain” will be excluded from gross income for purposes of the 75% and 95% gross income tests. Real estate foreign exchange gain generally includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 75% gross income test, foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations secured by mortgages on real property or an interest in real property and certain foreign currency gain attributable to certain “qualified business units” of a REIT. “Passive foreign exchange gain” will be excluded from gross income for purposes of the 95% gross income test. Passive foreign exchange gain generally includes real estate foreign exchange gain as described above, and also includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 95% gross income test and foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations. These exclusions for real estate foreign exchange gain and passive foreign exchange gain do not apply to any certain foreign currency gain derived from dealing, or engaging in substantial and regular trading, in securities. Such gain is treated as nonqualifying income for purposes of both the 75% and 95% gross income tests.

Failure to Satisfy Gross Income Tests.  If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for that year if we qualify for relief under certain provisions of the U.S. federal income tax laws. Those relief provisions are available if:

¡	our failure to meet those tests is due to reasonable cause and not to willful neglect; and

¡	following such failure for any taxable year, we file a schedule of the sources of our income in accordance with regulations prescribed by the Secretary of the U.S. Treasury.

We cannot predict, however, whether in all circumstances we would qualify for the relief provisions. In addition, as discussed above in “—Taxation of Our Company,” even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of the amount by which we fail the 75% gross income test or the 95% gross income test multiplied, in either case, by a fraction intended to reflect our profitability.

Asset Tests

To qualify as a REIT, we also must satisfy the following asset tests at the end of each quarter of each taxable year. First, at least 75% of the value of our total assets must consist of:

¡	cash or cash items, including certain receivables and, in certain circumstances, foreign currencies;

¡	government securities;

¡	interests in real property, including leaseholds and options to acquire real property and leaseholds;

¡	interests in mortgage loans secured by real property;

¡	stock in other REITs; and

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investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or public offerings of debt with at least a five-year term.

Second, of our investments not included in the 75% asset class, the value of our interest in any one issuer’s securities may not exceed 5% of the value of our total assets, or the 5% asset test.

Third, of our investments not included in the 75% asset class, we may not own more than 10% of the voting power of any one issuer’s outstanding securities or 10% of the value of any one issuer’s outstanding securities, or the 10% vote test or 10% value test, respectively.

Fourth, no more than 25% of the value of our total assets may consist of the securities of one or more TRSs.

Fifth, no more than 25% of the value of our total assets may consist of the securities of TRSs and other non-TRS taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test, or the 25% securities test.

For purposes of the 5% asset test, the 10% vote test and the 10% value test, the term “securities” does not include shares in another REIT, equity or debt securities of a qualified REIT subsidiary or TRS, mortgage loans that constitute real estate assets, or equity interests in a partnership. The term “securities,” however, generally includes debt securities issued by a partnership or another REIT, except that for purposes of the 10% value test, the term “securities” does not include:

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“Straight debt” securities, which is defined as a written unconditional promise to pay on demand or on a specified date a sum certain in money if (1) the debt is not convertible, directly or indirectly, into equity, and (2) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors. “Straight debt” securities do not include any securities issued by a partnership or a corporation in which we or any controlled TRS (i.e., a TRS in which we own directly or indirectly more than 50% of the voting power or value of the stock) hold non-”straight debt” securities that have an aggregate value of more than 1% of the issuer’s outstanding securities. However, “straight debt” securities include debt subject to the following contingencies:

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a contingency relating to the time of payment of interest or principal, as long as either (1) there is no change to the effective yield of the debt obligation, other than a change to the annual yield that does not exceed the greater of 0.25% or 5% of the annual yield, or (2) neither the aggregate issue price nor the aggregate face amount of the issuer’s debt obligations held by us exceeds $1 million and no more than 12 months of unaccrued interest on the debt obligations can be required to be prepaid; and

¡	a contingency relating to the time or amount of payment upon a default or prepayment of a debt obligation, as long as the contingency is consistent with customary commercial practice.

¡	Any loan to an individual or an estate;

¡	Any “section 467 rental agreement,” other than an agreement with a related party tenant;

¡	Any obligation to pay “rents from real property”;

¡	Certain securities issued by governmental entities;

¡	Any security issued by a REIT;

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Any debt instrument issued by an entity treated as a partnership for U.S. federal income tax purposes in which we are a partner to the extent of our proportionate interest in the equity and debt securities of the partnership; and

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Any debt instrument issued by an entity treated as a partnership for U.S. federal income tax purposes not described in the preceding bullet points if at least 75% of the partnership’s gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test described above in “—Gross Income Tests.”

For purposes of the 10% value test, our proportionate share of the assets of a partnership is our proportionate interest in any securities issued by the partnership, without regard to the securities described in the last two bullet points above.

We will monitor the status of our assets for purposes of the various asset tests and will manage our portfolio in order to comply at all times with such tests. However, there is no assurance that we will not inadvertently fail to comply with such tests. If we fail to satisfy the asset tests at the end of a calendar quarter, we will not lose our REIT qualification if:

¡	we satisfied the asset tests at the end of the preceding calendar quarter; and

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the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

If we did not satisfy the condition described in the second item, above, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

If we violate the 5% asset test, the 10% vote test or the 10% value test described above, we will not lose our REIT qualification if (1) the failure is de minimis (up to the lesser of 1% of our assets or $10 million) and (2) we dispose of assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure. In the event of a failure of any of the asset tests (other than de minimis failures described in the preceding sentence), as long as the failure was due to reasonable cause and not to willful neglect, we will not lose our REIT qualification if we (1) dispose of assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify the failure, (2) we file a description of each asset causing the failure with the IRS and (3) pay a tax equal to the greater of $50,000 or 35% of the net income from the assets causing the failure during the period in which we failed to satisfy the asset tests.

We believe that the assets that we will hold will satisfy the foregoing asset test requirements. However, we will not obtain independent appraisals to support our conclusions as to the value of our assets. Moreover, the values of some assets may not be susceptible to a precise determination. As a result, there can be no assurance that the IRS will not contend that our ownership of assets violates one or more of the asset tests applicable to REITs.

Distribution Requirements

Each year, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our stockholders in an aggregate amount at least equal to:

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the sum of (i) 90% of our “REIT taxable income,” computed without regard to the dividends paid deduction and our net capital gain or loss, and (ii) 90% of our after-tax net income, if any, from foreclosure property, minus

¡	the sum of certain items of non-cash income.

We must pay such distributions in the taxable year to which they relate, or in the following taxable year if either (1) we declare the distribution before we timely file our U.S. federal income tax return for the year and pay the distribution on or before the first regular dividend payment date after such declaration or (2) we declare the distribution in October, November or December of the taxable year, payable to stockholders of record on a specified day in any such month, and we actually pay the dividend before the end of January of the following year. The distributions under clause (1) are taxable to the stockholders in the year in which paid, and the distributions in clause (2) are treated as paid on December 31st of the prior taxable year. In both instances, these distributions relate to our prior taxable year for purposes of the 90% distribution requirement.

We will pay U.S. federal income tax on taxable income, including net capital gain, that we do not distribute to stockholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January following the calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

¡	85% of our REIT ordinary income for such year,

¡	95% of our REIT capital gain income for such year, and

¡	any undistributed taxable income from prior periods.

We will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distribute.

We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% nondeductible excise tax described above. We intend to make timely distributions sufficient to satisfy the annual distribution requirements and to avoid corporate income tax and the 4% nondeductible excise tax.

It is possible that, from time to time, we may experience timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. For example, we may not deduct recognized capital losses from our “REIT taxable income.” Further, it is possible that, from time to time, we may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. As a result of the foregoing, we may have less cash than is necessary to distribute taxable income sufficient to avoid corporate income tax and the excise tax imposed on certain undistributed income or even to meet the 90% distribution requirement. In such a situation, we may need to borrow funds or, if possible, pay taxable dividends of our capital stock or debt securities.

We may satisfy the 90% distribution test with taxable distributions of our stock or debt securities. The IRS has issued private letter rulings to other REITs treating certain distributions that are paid partly in cash and partly in stock as dividends that would satisfy the REIT annual distribution requirement and qualify for the dividends paid deduction for U.S. federal income tax purposes. Those rulings may be relied upon only by taxpayers whom they were issued, but we could request a similar ruling from the IRS. In addition, the IRS previously issued a revenue procedure authorizing publicly traded REITs to make elective cash/stock dividends, but that revenue procedure does not apply to our 2012 and future taxable years. Accordingly, it is unclear whether and to what extent we will be able to make taxable dividends payable in cash and stock. We have no current intention to make a taxable dividend payable in our stock.

Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the IRS based upon the amount of any deduction we take for deficiency dividends.

Recordkeeping Requirements

We must maintain certain records in order to qualify as a REIT. In addition, to avoid a monetary penalty, we must request on an annual basis information from our stockholders designed to disclose the actual ownership of our outstanding stock. We intend to comply with these requirements.

Failure to Qualify

If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, we could avoid disqualification if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. In addition, there are relief provisions for a failure of the gross income tests and asset tests, as described in “—Gross Income Tests” and “—Asset Tests.”

If we fail to qualify as a REIT in any taxable year, and no relief provision applies, we would be subject to U.S. federal income tax and any applicable alternative minimum tax on our taxable income at regular corporate rates. In calculating our taxable income in a year in which we fail to qualify as a REIT, we would not be able to deduct amounts paid out to stockholders. In fact, we would not be required to distribute any amounts to stockholders in that year. In such event, to the extent of our current and accumulated earnings and profits, distributions to stockholders generally would be taxable as ordinary income. Subject to certain limitations of the U.S. federal income tax laws, corporate stockholders may be eligible for the dividends received deduction and stockholders taxed at individual rates may be eligible for the reduced U.S. federal income tax rate of 15% through 2012 on such dividends. Unless we qualified for relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.

Taxation of Taxable U.S. Stockholders

As used herein, the term “U.S. stockholder” means a holder of our common stock that for U.S. federal income tax purposes is:

¡	a citizen or resident of the United States;

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a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any of its states or the District of Columbia;

¡	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

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any trust if (1) a court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

If a partnership, entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common stock, you should consult your tax advisor regarding the consequences of the ownership and disposition of our common stock by the partnership.

As long as we qualify as a REIT, a taxable U.S. stockholder must generally take into account as ordinary income distributions made out of our current or accumulated earnings and profits that we do not designate as capital gain dividends or retained long-term capital gain. A U.S. stockholder will not qualify for the dividends received deduction generally available to corporations. In addition, dividends paid to a U.S. stockholder generally will not qualify for the 15% tax rate for “qualified dividend income.” The maximum tax rate for qualified dividend income received by U.S. stockholders taxed at individual rates is currently 15% through 2012. The maximum tax rate on qualified dividend income is lower than the maximum tax rate on ordinary income, which is currently 35% through 2012. Qualified dividend income generally includes dividends paid by domestic C corporations and certain qualified foreign corporations to U.S. stockholders that are taxed at individual rates. Because we are not generally subject to U.S. federal income tax on the portion of our REIT taxable income distributed to our stockholders (See—“Taxation of Our Company” above), our dividends generally will not be eligible for the 15% rate on qualified dividend income. As a result, our ordinary REIT dividends will be taxed at the higher tax rate applicable to ordinary income. However, the 15% tax rate for qualified dividend income will apply to our ordinary REIT dividends (1) attributable to dividends received by us from non REIT corporations, such as our TRS, and (2) to the extent attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income). In general, to qualify for the reduced tax rate on qualified dividend income, a stockholder must hold our common stock for more than 60 days during the 121 day period beginning on the date that is 60 days before the date on which our common stock becomes ex-dividend.

A U.S. stockholder generally will take into account as long-term capital gain any distributions that we designate as capital gain dividends without regard to the period for which the U.S. stockholder has held our common stock. We generally will designate our capital gain dividends as either 15% or 25% rate distributions. See “—Capital Gains and Losses.” A corporate U.S. stockholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, to the extent that we designate such amount in a timely notice to such stockholder, a U.S. stockholder would be taxed on its proportionate share of our undistributed long-term capital gain. The U.S. stockholder would receive a credit for its proportionate share of the tax we paid. The U.S. stockholder would increase the basis in its stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.

A U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of the U.S. stockholder’s common stock. Instead, the distribution will reduce the adjusted basis of such stock. A U.S. stockholder will recognize a distribution in excess of both our current and accumulated earnings and profits and the U.S. stockholder’s adjusted basis in his or her stock as long-term capital gain, or short-term capital gain if the shares of stock have been held for one year or less, assuming the shares of stock are a capital asset in the hands of the U.S. stockholder. In addition, if we declare a distribution in October, November, or December of any year that is payable to a U.S. stockholder of record on a specified date in any such month, such distribution shall be treated as both paid by us and received by the U.S. stockholder on December 31 of such year, provided that we actually pay the distribution during January of the following calendar year.

U.S. stockholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, these losses are generally carried over by us for potential offset against our future income. Taxable distributions from us and gain from the disposition of our common stock will not be treated as passive activity income and, therefore, stockholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the U.S. stockholder is a limited partner, against such income. In addition, taxable distributions from us and gain from the disposition of our common stock generally will be treated as investment income for purposes of the investment interest limitations. We will notify U.S. stockholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital and capital gain.

For taxable years beginning after December 31, 2012, certain U.S. stockholders who are individuals, estates or trusts and whose income exceeds certain thresholds will be required to pay a 3.8% Medicare tax. The Medicare tax will apply to, among other things, dividends and other income derived from certain trades or business and net gains from the sale or other disposition of property, such as our capital stock, subject to certain exceptions. Our dividends and any gain from the disposition of our common stock generally will be the type of gain that is subject to the Medicare tax.

Taxation of U.S. Stockholders on the Disposition of Common Stock

A U.S. stockholder who is not a dealer in securities must generally treat any gain or loss realized upon a taxable disposition of our common stock as long-term capital gain or loss if the U.S. stockholder has held our common stock for more than one year and otherwise as short-term capital gain or loss. In general, a U.S. stockholder will realize gain or loss in an amount equal to the difference between the sum of (i) the fair market value of any property and the amount of cash received in such disposition and (ii) the U.S. stockholder’s adjusted tax basis. A stockholder’s adjusted tax basis generally will equal the U.S. stockholder’s acquisition cost, increased by the excess of net capital gains deemed distributed to the U.S. stockholder (discussed above) less tax deemed paid on such gains and reduced by any returns of capital. However, a U.S. stockholder must treat any loss upon a sale or exchange of common stock held by such stockholder for six months or less as a long-term capital loss to the extent of capital gain dividends and any other actual or deemed distributions from us that such U.S. stockholder treats as long-term capital gain. All or a portion of any loss that a U.S. stockholder realizes upon a taxable disposition of shares of our common stock may be disallowed if the U.S. stockholder purchases other shares of our common stock within 30 days before or after the disposition.

Capital Gains and Losses

A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate currently is 35% (which, absent additional congressional action, will apply until December 31, 2012). The maximum tax rate on long-term capital gain applicable to taxpayers taxed at individual rates is 15% for sales and exchanges of assets held for more than one year occurring through December 31, 2012. Absent additional congressional action, that rate will increase to 20% for sales and exchanges of such assets occurring after December 31, 2012. The maximum tax rate on long-term capital gain from the sale or exchange of “Section 1250 property,” or depreciable real property, is 25%, which applies to the lesser of the total amount of the gain or the accumulated depreciation on the Section 1250 property.

With respect to distributions that we designate as capital gain dividends and any retained capital gain that we are deemed to distribute, we generally may designate whether such a distribution is taxable to U.S. stockholders taxed at individual rates currently at a 15% or 25% rate. Thus, the tax rate differential between capital gain and ordinary income for those taxpayers may be significant. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer may deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they are subject to taxation on their unrelated business taxable income (“UBTI”). Although many investments in real estate generate UBTI, the IRS has issued a ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute UBTI so long as the exempt employee pension trust does not otherwise use the shares of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts that we distribute to tax-exempt stockholders generally should not constitute UBTI. However, if a tax-exempt stockholder were to finance (or be deemed to finance) its acquisition of common stock with debt, a portion of the income that it receives from us would constitute UBTI pursuant to the “debt-financed property” rules. Moreover, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans that are exempt from taxation under special provisions of the U.S. federal income tax laws are subject to different UBTI rules, which generally will require them to characterize distributions that they receive from us as UBTI. Finally, in certain circumstances, a qualified employee pension or profit sharing trust that owns more than 10% of our capital stock must treat a percentage of the dividends that it receives from us as UBTI. Such percentage is equal to the gross income we derive from an unrelated trade or business, determined as if we were a pension trust, divided by our total gross income for the year in which we pay the dividends. That rule applies to a pension trust holding more than 10% of our capital stock only if:

¡	the percentage of our dividends that the tax-exempt trust must treat as UBTI is at least 5%;

¡

we qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of our capital stock be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding our capital stock in proportion to their actuarial interests in the pension trust; and

¡	either:

¡	one pension trust owns more than 25% of the value of our capital stock; or

¡	a group of pension trusts individually holding more than 10% of the value of our capital stock collectively owns more than 50% of the value of our capital stock.

Taxation of Non-U.S. Stockholders

The term “non-U.S. stockholder” means a holder of our common stock that is not a U.S. stockholder, a partnership (or entity treated as a partnership for U.S. federal income tax purposes) or a tax-exempt stockholder. The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign stockholders are complex. This section is only a summary of such rules. We urge non-U.S. stockholders to consult their own tax advisors to determine the impact of federal, state, and local income tax laws on the purchase, ownership and sale of our common stock, including any reporting requirements.

Distributions

A non-U.S. stockholder that receives a distribution that is not attributable to gain from our sale or exchange of a “United States real property interest,” or USRPI, as defined below, and that we do not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that we pay such distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply to such distribution unless an applicable tax treaty reduces or eliminates the tax. However, if a distribution is treated as effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to U.S. federal income tax on the distribution at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such distribution, and a non-U.S. stockholder that is a corporation also may be subject to the 30% branch profits tax with respect to that distribution. We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any such distribution paid to a non-U.S. stockholder unless either:

¡	a lower treaty rate applies and the non-U.S. stockholder files an IRS Form W 8BEN evidencing eligibility for that reduced rate with us;

¡	the non-U.S. stockholder files an IRS Form W 8ECI with us claiming that the distribution is effectively connected income; or

¡	the distribution is treated as attributable to a sale of a USRPI under FIRPTA (discussed below).

A non-U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of such distribution does not exceed the adjusted basis of its common stock. Instead, the excess portion of such distribution will reduce the adjusted basis of such stock. A non-U.S. stockholder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its common stock, if the non-U.S. stockholder otherwise would be subject to tax on gain from the sale or disposition of its common stock, as described below. We must withhold 10% of any distribution that exceeds our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, we will withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%. Because we generally cannot determine at the time we make a distribution whether the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. stockholder may claim a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

For any year in which we qualify as a REIT, a non-U.S. stockholder may incur tax on distributions that are attributable to gain from our sale or exchange of a USRPI under the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”). A USRPI includes certain interests in real property and stock in corporations at least 50% of whose assets consist of interests in real property. Under FIRPTA, a non-U.S. stockholder is taxed on distributions attributable to gain from sales of USRPIs as if such gain were effectively connected with a U.S. business of the non-U.S. stockholder. A non-U.S. stockholder thus would be taxed on such a distribution at the normal capital gains rates applicable to U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate stockholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution.

However, if our common stock is regularly traded on an established securities market in the United States, capital gain distributions on our common stock that are attributable to our sale of a USRPI will be treated as ordinary dividends rather than as gain from the sale of a USRPI, as long as the non-U.S. stockholder did not own more than 5% of our common stock at any time during the one-year period preceding the distribution. As a result, non-U.S. stockholders generally will be subject to withholding tax on such capital gain distributions in the same manner as they are subject to withholding tax on ordinary dividends. We anticipate that our common stock will be regularly traded on an established securities market in the United States immediately following this offering. If our common stock is not regularly traded on an established securities market in the United States, capital gain distributions that are attributable to our sale of USRPIs will be subject to tax under FIRPTA, as described in the preceding paragraph. In such case, we must withhold 35% of any distribution that we could designate as a capital gain dividend. A non-U.S. stockholder may receive a credit against its tax liability for the amount we withhold. Moreover, if a non-U.S. stockholder disposes of our common stock during the 30-day period preceding a dividend payment, and such non-U.S. stockholder (or a person related to such non-U.S. stockholder) acquires or enters into a contract or option to acquire our common stock within 61 days of the first day of the 30-day period described above, and any portion of such dividend payment would, but for the disposition, be treated as a USRPI capital gain to such non-U.S. stockholder, then such non-U.S. stockholder shall be treated as having USRPI capital gain in an amount that, but for the disposition, would have been treated as USRPI capital gain.

For taxable years beginning after December 31, 2013, a U.S. withholding tax at a 30% rate will be imposed on dividends paid to certain non-U.S. stockholders if certain disclosure requirements related to U.S. accounts or ownership are not satisfied. If payment of withholding taxes is required, non-U.S. stockholders that are otherwise eligible for an exemption from, or reduction of, U.S. withholding taxes with respect of such dividends will be required to seek a refund from the IRS to obtain the benefit or such exemption or reduction. We will not pay any additional amounts in respect of any amounts withheld.

Dispositions

Non-U.S. stockholders could incur tax under FIRPTA with respect to gain realized upon a disposition of our common stock if we are a United States real property holding corporation during a specified testing period. If at least 50% of a REIT’s assets are USRPIs, then the REIT will be a United States real property holding corporation. We anticipate that we will be a United States real property holding corporation based on our investment strategy. However, even if we are a United States real property holding corporation, a non-U.S. stockholder generally would not incur tax under FIRPTA on gain from the sale of our common stock if we are a “domestically controlled qualified investment entity.”

A “domestically controlled qualified investment entity” includes a REIT in which, at all times during a specified testing period, less than 50% in value of its shares are held directly or indirectly by non-U.S. stockholders. We cannot assure you that this test will be met.

If our common stock is regularly traded on an established securities market, an additional exception to the tax under FIRPTA will be available with respect to our common stock, even if we do not qualify as a domestically controlled qualified investment entity at the time the non-U.S. stockholder sells our common stock. Under that exception, the gain from such a sale by such a non-U.S. stockholder will not be subject to tax under FIRPTA if (1) our common stock is treated as being regularly traded under applicable Treasury regulations on an established securities market and (2) the non-U.S. stockholder owned, actually or constructively, 5% or less of our common stock at all times during a specified testing period. As noted above, we anticipate that our common stock will be regularly traded on an established securities market immediately following this offering.

If the gain on the sale of our common stock were taxed under FIRPTA, a non-U.S. stockholder would be taxed on that gain in the same manner as U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. In addition, distributions that are subject to tax under FIRPTA also may be subject to a 30% branch profits tax when made to a non-U.S. stockholder treated as a corporation (under U.S. federal income tax principles) that is not otherwise entitled to treaty exemption. Finally, if we are not a domestically controlled qualified investment entity at the time our stock is sold and the non-U.S. stockholder does not qualify for the exemptions described in the preceding paragraph, under FIRPTA the purchaser of our common stock also may be required to withhold 10% of the purchase price and remit this amount to the IRS on behalf of the selling non-U.S. stockholder.

With respect to individual non-U.S. stockholders, even if not subject to FIRPTA, capital gains recognized from the sale of our common stock will be taxable to such non-U.S. stockholder if he or she is a non-resident alien individual who is present in the United States for 183 days or more during the taxable year and some other conditions apply, in which case the non-resident alien individual may be subject to a U.S. federal income tax on his or her U.S. source capital gain.

For taxable years beginning after December 31, 2014, a U.S. withholding tax at a 30% rate will be imposed on proceeds from the sale of our common stock received by certain non-U.S. stockholders if certain disclosure requirements related to U.S. accounts or ownership are not satisfied. If payment of withholding taxes is required, non-U.S. stockholders that are otherwise eligible for an exemption from, or reduction of, U.S. withholding taxes with respect of such proceeds will be required to seek a refund from the IRS to obtain the benefit or such exemption or reduction. We will not pay any additional amounts in respect of any amounts withheld.

Information Reporting Requirements and Withholding

We will report to our stockholders and to the IRS the amount of distributions we pay during each calendar year, and the amount of tax we withhold, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding with respect to distributions unless the stockholder:

¡	is a corporation or qualifies for certain other exempt categories and, when required, demonstrates this fact; or

¡	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A stockholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to us.

Backup withholding will generally not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. stockholder provided that the non-U.S. stockholder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as providing a valid IRS Form W 8BEN or W 8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient. Payments of the proceeds from a disposition or a redemption effected outside the United States by a non-U.S. stockholder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) generally will apply to such a payment if the broker has certain connections with the U.S. unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. stockholder and specified conditions are met or an exemption is otherwise established. Payment of the proceeds from a disposition by a non-U.S. stockholder of common stock made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. stockholder certifies under penalties of perjury that it is not a U.S. person and satisfies certain other requirements, or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the stockholder’s U.S. federal income tax liability if certain required information is furnished to the IRS. Stockholders should consult their own tax advisors regarding application of backup withholding to them and the availability of, and procedure for obtaining an exemption from, backup withholding.

For taxable years beginning after December 31, 2013, a U.S. withholding tax at a 30% rate will be imposed on dividends received by U.S. stockholders who own our capital stock through foreign accounts or foreign intermediaries if certain disclosure requirements related to U.S. accounts or ownership are not satisfied. In addition, if those disclosure requirements are not satisfied, a U.S. withholding tax at a 30% rate will be imposed, for taxable years beginning after December 31, 2014, on proceeds from the sale of our common stock by U.S. stockholders who own our common stock through foreign accounts or foreign intermediaries. In addition, we may be required to withhold a portion of capital gain distributions to any U.S. stockholders who fail to certify their non-foreign status to us. We will not pay any additional amounts in respect of amounts withheld.

Other Tax Consequences

Tax Aspects of Our Investments in Our Operating Partnership and Subsidiary Partnerships

The following discussion summarizes certain U.S. federal income tax considerations applicable to our direct or indirect investments in our operating partnership to the extent we have a third party partner and any subsidiary partnerships or limited liability companies that we form or acquire (each individually a “Partnership” and, collectively, the “Partnerships”). The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

Classification as Partnerships.  We will be entitled to include in our income our distributive share of each Partnership’s income and to deduct our distributive share of each Partnership’s losses only if such Partnership is classified for U.S. federal income tax purposes as a partnership (or an entity that is disregarded for U.S. federal income tax purposes if the entity is treated as having only one owner or member for U.S. federal income tax purposes) rather than as a corporation or an association taxable as a corporation. An unincorporated entity with at least two owners or members will be classified as a partnership, rather than as a corporation, for U.S. federal income tax purposes if it:

¡	is treated as a partnership under the Treasury regulations relating to entity classification (the “check-the-box regulations”); and

¡	is not a “publicly-traded partnership.”

Under the check-the-box regulations, an unincorporated entity with at least two owners or members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity fails to make an election, it generally will be treated as a partnership (or an entity that is disregarded for U.S. federal income tax purposes if the entity is treated as having only one owner or member for U.S. federal income tax purposes) for U.S. federal income tax purposes. Our operating partnership intends to be classified as a partnership for U.S. federal income tax purposes and will not elect to be treated as an association taxable as a corporation under the check-the-box regulations.

A publicly-traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. A publicly-traded partnership will not, however, be treated as a corporation for any taxable year if, for each taxable year beginning after December 31, 1987 in which it was classified as a publicly-traded partnership, 90% or more of the partnership’s gross income for such year consists of certain passive-type income, including real property rents, gains from the sale or other disposition of real property, interest, and dividends (the “90% passive income exception”). Treasury regulations provide limited safe harbors from the definition of a publicly-traded partnership. Pursuant to one of those safe harbors (the “private placement exclusion”), interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (1) all interests in the partnership were issued in a transaction or transactions that were not required to be registered under the Securities Act of 1933, as amended, and (2) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. In determining the number of partners in a partnership, a person owning an interest in a partnership, grantor trust, or S corporation that owns an interest in the partnership is treated as a partner in such partnership only if (1) substantially all of the value of the owner’s interest in the entity is attributable to the entity’s direct or indirect interest in the partnership and (2) a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation. We anticipate that our operating partnership and any other partnership in which we own an interest will qualify for the private placement exception.

We have not requested, and do not intend to request, a ruling from the IRS that our operating partnership will be classified as a partnership for U.S. federal income tax purposes. If for any reason our operating partnership were taxable as a corporation, rather than as a partnership, for U.S. federal income tax purposes, we likely would not be able to qualify as a REIT unless we qualified for certain relief provisions. See “—Gross Income Tests” and “—Asset Tests.” In addition, any change in a Partnership’s status for tax purposes might be treated as a taxable event, in which case we might incur tax liability without any related cash distribution. See “—Distribution Requirements.” Further, items of income and deduction of such Partnership would not pass through to its partners, and its partners would be treated as stockholders for tax purposes. Consequently, such Partnership would be required to pay income tax at corporate rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing such Partnership’s taxable income.

Income Taxation of the Partnerships and their Partners

Partners, Not the Partnerships, Subject to Tax.  A partnership is not a taxable entity for U.S. federal income tax purposes. Rather, we are required to take into account our allocable share of each Partnership’s income, gains, losses, deductions, and credits for any taxable year of such Partnership ending within or with our taxable year, without regard to whether we have received or will receive any distribution from such Partnership.

Partnership Allocations.  Although a partnership agreement generally will determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of the U.S. federal income tax laws governing partnership allocations. If an allocation is not recognized for U.S. federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Each Partnership’s allocations of taxable income, gain, and loss are intended to comply with the requirements of the U.S. federal income tax laws governing partnership allocations.

Tax Allocations With Respect to Partnership Properties.  We may acquire properties in exchange for OP units in the future. Income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss (“built-in gain” or “built-in loss”) is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (a “book-tax difference”). Any property purchased for cash initially will have an adjusted tax basis equal to its fair market value, resulting in no book-tax difference.

Allocations with respect to book-tax differences are solely for U.S. federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The U.S. Treasury Department has issued regulations requiring partnerships to use a “reasonable method” for allocating items with respect to which there is a book-tax difference and outlining several reasonable allocation methods. Under certain available methods, the carryover basis of contributed properties in the hands of our operating partnership (1) could cause us to be allocated lower amounts of depreciation deductions for tax purposes than would be allocated to us if all contributed properties were to have a tax basis equal to their fair market value at the time of the contribution and (2) in the event of a sale of such properties, could cause us to be allocated taxable gain in excess of the economic or book gain allocated to us as a result of such sale, with a corresponding benefit to the contributing partners. An allocation described in (2) above might cause us to recognize taxable income in excess of cash proceeds in the event of a sale or other disposition of property, which might adversely affect our ability to comply with the REIT distribution requirements and may result in a greater portion of our distributions being taxed as dividends. We have not yet decided what method will be used to account for book-tax differences for properties that may be acquired in exchange for OP units by our operating partnership in the future.

Sale of a Partnership’s Property

Generally, any gain realized by a Partnership on the sale of property held by the Partnership for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Under Section 704(c) of the Code, any gain or loss recognized by a Partnership on the disposition of contributed properties will be allocated first to the partners of the Partnership who contributed such properties to the extent of their built in gain or loss on those properties for U.S. federal income tax purposes. The partners’ built in gain or loss on such contributed properties will equal the difference between the partners’ proportionate share of the book value of those properties and the partners’ tax basis allocable to those properties at the time of the contribution as reduced for any decrease in the “book-tax difference.” See “—Income Taxation of the Partnerships and their Partners—Tax Allocations With Respect to Partnership Properties.” Any remaining gain or loss recognized by the Partnership on the disposition of the contributed properties, and any gain or loss recognized by the Partnership on the disposition of the other properties, will be allocated among the partners in accordance with their respective percentage interests in the Partnership.

Our share of any gain realized by a Partnership on the sale of any property held by the Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Partnership’s trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income also may have an adverse effect upon our ability to satisfy the income tests for REIT status. See “—Gross Income Tests.” We do not presently intend to acquire or hold or to allow any Partnership to acquire or hold any property that represents inventory or other property held primarily for sale to customers in the ordinary course of our or such Partnership’s trade or business.

Sunset of Reduced Tax Rate Provisions

Several of the tax considerations described herein are subject to sunset provisions. The sunset provisions generally provide that for taxable years beginning after December 31, 2012, certain provisions that are currently in the Code will revert back to a prior version of those provisions. The temporary provisions that will, absent further legislative action, expire after 2012 include, without limitation, the reduction in the maximum income tax rate for long-term capital gains of 15% (rather than 20%), the application of the 15% tax rate to qualified dividend income of stockholders taxed at individual rates (rather than a maximum rate of 39.6%), the reduction in the backup withholding rate of 28% (rather than 31%), and certain other tax rate provisions described herein. The impact of these revisions after 2012 is not discussed herein. Consequently, prospective stockholders are urged to consult their own tax advisors regarding the effect of sunset provisions on an investment in our common stock.

State and Local Taxes

We and/or you may be subject to taxation by various states and localities, including those in which we or a stockholder transacts business, owns property or resides. The state and local tax treatment may differ from the U.S. federal income tax treatment described above. Consequently, you should consult your own tax advisors regarding the effect of state and local tax laws upon an investment in our common stock.

ERISA CONSIDERATIONS

General

ERISA imposes certain requirements on employee benefit plans (as defined in Section 3(3) of ERISA) subject to the provisions of Title I of ERISA, including entities such as collective investment funds and separate accounts whose underlying assets include the assets of such plans (collectively, “ERISA Plans”), and on those persons who are fiduciaries with respect to ERISA Plans. Investments by ERISA Plans are subject to ERISA’s general fiduciary requirements, including the requirement of investment prudence and diversification. In addition, ERISA requires the fiduciary of an ERISA Plan to maintain the indicia of ownership of the ERISA Plan’s assets within the jurisdiction of the United States district courts, unless an exception applies. The prudence of a particular investment must be determined by the responsible fiduciary of an ERISA Plan by taking into account the ERISA Plan’s particular circumstances and all of the facts and circumstances of the investment including, but not limited to, the matters discussed above under “Risk Factors,” the nature of our business, the length of our operating history and the fact that in the future there may be no market in which such fiduciary will be able to sell or otherwise dispose of shares of our common stock.

Section 406 of ERISA and Section 4975 of the Code prohibit certain transactions involving the assets of an ERISA Plan (as well as those plans that are not subject to ERISA but which are subject to Section 4975 of the Code, such as individual retirement accounts (together with ERISA Plans, “Plans”)) and certain persons (referred to as “parties in interest” or “disqualified persons”) having certain relationships to such Plans, unless a statutory or administrative exemption is applicable to the transaction. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to non-deductible excise taxes and other penalties and liabilities under ERISA and the Code, and the transaction might have to be rescinded.

Governmental plans and certain church plans, while not subject to the fiduciary responsibility provisions of ERISA or the provisions of Section 4975 of the Code, may nevertheless be subject to local, state or other federal laws that are substantially similar to the foregoing provisions of ERISA and the Code. Fiduciaries of any such plans should consult with their counsel before purchasing our common stock.

The Plan Assets Regulation

The United States Department of Labor has issued a regulation, 29 CFR Section 2510.3-101 (as modified by Section 3(42) of ERISA, the “Plan Assets Regulation”), describing what constitutes the assets of a Plan with respect to the Plan’s investment in an entity for purposes of certain provisions of ERISA, including the fiduciary responsibility provisions of Title I of ERISA, and Section 4975 of the Code. Under the Plan Assets Regulation, if a Plan invests in an “equity interest” of an entity that is neither a “publicly offered security” nor a security issued by an investment company registered under the Investment Company Act, the Plan’s assets include both the equity interest and an undivided interest in each of the entity’s underlying assets, unless it is established that the entity is an “operating company” or that “benefit plan investors” hold less than 25% of each class of equity interests in the entity. Our common stock would constitute an “equity interest” for purposes of the Plan Assets Regulation.

Publicly Offered Security

Under the Plan Assets Regulation, a “publicly offered security” is a security that is:

¡	freely transferable;

¡	part of a class of securities that is widely held; and

¡

either part of a class of securities that is registered under section 12(b) or 12(g) of the Exchange Act or sold to an ERISA Plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act, and the class of securities of which this security is a part is registered under the Exchange Act within 120 days, or longer if allowed by the SEC, after the end of the fiscal year of the issuer during which this offering of these securities to the public occurred.

Whether a security is considered “freely transferable” depends on the facts and circumstances of each case. Under the Plan Assets Regulation, if the security is part of an offering in which the minimum investment is $10,000 or less, then any restriction on or prohibition against any transfer or assignment of the security for the purposes of preventing a termination or reclassification of the entity for federal or state tax purposes will not ordinarily prevent the security from being considered freely transferable. Additionally, limitations or restrictions on the transfer or assignment of a security which are created or imposed by persons other than the issuer of the security or persons acting for or on behalf of the issuer will ordinarily not prevent the security from being considered freely transferable.

A class of securities is considered “widely held” if it is a class of securities that is owned by 100 or more investors independent of the issuer and of one another. A security will not fail to be “widely held” because the number of independent investors falls below 100 subsequent to the initial public offering as a result of events beyond the issuer’s control.

The shares of our common stock offered in this prospectus should meet the criteria of the publicly offered securities exception to the look-through rule, based upon the following analysis.

First, although the Department of Labor and the courts have provided little guidance on this requirement, we believe the common stock should be considered to be freely transferable, as the minimum investment will be less than $10,000 and the only restrictions upon its transfer are those generally permitted under the Plan Assets Regulation, i.e., those required under federal tax laws to maintain our status as a REIT, resale restrictions under applicable federal securities laws with respect to securities not purchased pursuant to this prospectus and those owned by our officers, directors and other affiliates, and lock-up restrictions imposed on certain stockholders in connection with our formation transactions.

Second, we expect (although we cannot confirm) that our common stock will be held by 100 or more investors, and we expect that at least 100 or more of these investors will be independent of us and of one another.

Third, the shares of our common stock will be part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act and the common stock will be timely registered under the Exchange Act.

Our Status Under ERISA

We believe that our assets should not constitute “plan assets” for purposes of ERISA, based on the publicly offered security exception in the Plan Assets Regulation. We further believe that our operating partnership’s assets should not constitute “plan assets” for purposes of ERISA, based on the 25% Limit in the Plan Assets Regulation. However, no assurance can be given that this will be the case.

If for any reason our assets or our operating partnership’s assets are deemed to constitute “plan assets” under ERISA, certain of the transactions in which we might normally engage could constitute a non-exempt “prohibited transaction” under ERISA or Section 4975 of the Code. In such circumstances, we, in our sole discretion, may void or undo any such prohibited transaction. In addition, if our assets or our operating partnership’s assets are deemed to be “plan assets,” our management may be considered to be fiduciaries under ERISA.

A fiduciary of an ERISA plan or other plan that proposes to cause such entity to purchase shares of our common stock should consult with its counsel regarding the applicability of the fiduciary responsibility and prohibited transaction provisions of ERISA and Section 4975 of the Code to such an investment, and to confirm that such investment will not constitute or result in a non-exempt prohibited transaction or any other violation of ERISA.

The sale of shares of our common stock to a Plan is in no respect a representation by us or any other person associated with the offering of shares of our common stock that such an investment meets all relevant legal requirements with respect to investments by Plans generally or any particular Plan, or that such an investment is appropriate for Plans generally or any particular Plan.

UNDERWRITING

We are offering the shares of our common stock described in this prospectus in an underwritten initial public offering in which Robert W. Baird & Co. Incorporated is acting as representative of the underwriters. We have entered into an underwriting agreement with Robert W. Baird & Co. Incorporated, acting as representative of the underwriters named below, with respect to the common stock being offered. Subject to the terms and conditions contained in the underwriting agreement, each underwriter has severally agreed to purchase the respective number of shares of our common stock set forth opposite its name below:

Underwriter	Number of Shares
Robert W. Baird & Co. Incorporated.
Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of our common stock in the offering if any are purchased, other than those shares covered by the over-allotment option we describe below. We have granted to the underwriters a 30-day option to purchase up to                  additional shares from us at the initial public offering price less the underwriting discount. The option may be exercised only to cover any over-allotments of our common stock. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

Our common stock is being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and the satisfaction of other conditions contained in the underwriting agreement, including:

¡	the representations and warranties made by us are true and agreements have been performed;

¡	there is no material adverse change in the financial markets or in our business; and

¡	we deliver customary closing documents.

The underwriters propose to offer shares of our common stock directly to the public at the initial public offering price per share shown on the cover of this prospectus and to certain dealers at that price less a concession not in excess of $         per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $         per share from the initial public offering price per share. After this offering, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representative has advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the shares of our common stock offered in this offering. The following table shows the per share and the total underwriting discount that we will pay to the underwriters and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock.

	No Exercise	Full Exercise
Underwriting discount per share	$	$
Total underwriting discount	$	$
Proceeds to us (before expenses)	$	$

We estimate that the total expenses of the formation transactions and this offering, exclusive of the underwriting discount, will be approximately $        , and are payable by us.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters participating in this offering. The underwriters may agree to allocate a number of shares to the underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to the underwriters that may make Internet distributions on the same basis as other allocations.

We have agreed to indemnify the underwriters, their affiliates, and persons who control the underwriters, against certain liabilities, including liabilities under the Securities Act, and if we are unable to provide this indemnification to contribute to payments that the underwriters may be required to make in respect of these liabilities.

We have agreed, for a period of 180 days after the date of the prospectus, without the prior written consent of the representative, directly or indirectly, not to (i) to issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock, whether such transaction described in clauses (i) or (ii) above is to be settled by delivery of our common stock or such other securities, in cash or otherwise, (iii) file any registration statement with the SEC relating to the offering of any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock or (iv) publicly announce an intention to effect any transaction specified in clauses (i), (ii) or (iii) above. The restrictions contained in the preceding sentence shall not apply to (i) the shares offered pursuant to this prospectus, or (ii) the grant of equity grants pursuant to our equity incentive plans (or the filing of a registration statement on Form S-8 to register shares of our common stock issuable under such plans). Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event occurs or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions imposed by this agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

All of our executive officers and directors and BBR and its affiliates have entered into lock-up letters with the representative pursuant to which each has agreed, for a period of 180 days after the date of the prospectus, without the prior written consent of the representative, directly or indirectly, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such transaction described in clauses (i) or (ii) above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise, (iii) file any registration statement with the SEC relating to the offering of any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock or (iv) publicly announce an intention to effect any transaction specified in clauses (i), (ii) or (iii) above. The restrictions contained in the preceding sentence shall not apply to (i) transactions relating to shares of our common stock or other securities acquired in open market transactions after completion of this offering, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales, (ii) transfers of shares of our common stock or any security convertible into shares of our common stock as a bona fide gift or (iii) transfers by will or intestate succession to such director, executive officer or stockholder’s family or to a trust, the beneficiaries of which are exclusively such director, executive officer or stockholder or members of such director, executive officer or stockholder’s family; provided that in the case of any transfer or distribution pursuant to clauses (ii) or (iii), each donee or distributee shall sign and deliver a lock-up letter substantially in the form of this letter and no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of our common stock shall be required or shall be voluntarily made during the restricted period. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event occurs or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions imposed by this agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We intend to apply to list our common stock on the NYSE under the symbol “GNKO.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by the exchange.

Prior to this offering, there has been no public market for shares of our common stock. The initial public offering price was determined by negotiations between us and the representative. In determining the initial public offering price, we and the representative considered a number of factors including:

¡	the information set forth in this prospectus and otherwise available to the representative;

¡	our prospects and the history and prospects for the industry in which we compete;

¡	an assessment of our management;

¡	our prospects for future earnings;

¡	the general condition of the securities markets at the time of this offering;

¡	the recent market prices of, and demand for, publicly traded shares of our common stock of generally comparable companies; and

¡	other factors deemed relevant by the representative and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for shares of our common stock, or that the shares will trade in the public market at or above the initial public offering price.

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

¡

Stabilizing transactions permit bids to purchase shares of our common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of our common stock while the offering is in progress.

¡

Over-allotment transactions involve sales by the underwriters of shares of our common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares of our common stock over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

¡

Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

¡

Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. The underwriters are not required to engage in these activities. If these activities are commenced, they may be discontinued by the underwriters without notice at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom, (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to shares of our common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares of our common stock to the public in that Relevant Member State at any time:

¡	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

¡

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

¡

to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the book-running manager for any such offer; or

¡	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Directed Share Program

At our request, the underwriters have reserved for sale at the initial public offering price up to                  shares of common stock, or the directed shares, for employees, directors and other persons associated with us who have expressed an interest in purchasing shares in this offering. The number of shares of common stock available for sale to the general public in this offering will be reduced to the extent these persons purchase the directed shares in the program. Any directed shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares. All participants in the directed share program will have agreed that they will not sell or transfer the shares of our common stock purchased in the program for 180 days from the date of this prospectus, subject to certain exceptions. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the directed shares.

LEGAL MATTERS

Certain legal matters relating to this offering will be passed upon for us by Hunton & Williams LLP. In addition, the description of U.S. federal income tax consequences contained in the section of the prospectus entitled “Material U.S. Federal Income Tax Considerations” is based on the opinion of Hunton & Williams LLP. Certain legal matters relating to this offering will be passed upon for the underwriters by Clifford Chance US LLP. Clifford Chance US LLP may rely on the opinion of Hunton & Williams LLP for certain matters of Maryland law.

EXPERTS

The financial statements and schedules included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in giving said reports.

Unless otherwise indicated, all statistical and economic market data included in this prospectus, including information in “Prospectus Summary,” “Industry Overview and Market Opportunity” and “Business” is obtained or derived from market information prepared for us by Rosen Consulting Group, a nationally recognized real estate consulting firm, and is included in this prospectus in reliance on Rosen Consulting Group’s authority as an expert in such matters.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-11, including exhibits and schedules filed with the registration statement of which this prospectus is a part, under the Securities Act, with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to us and the shares of common stock to be sold in this offering, reference is made to the registration statement, including the exhibits and schedules to the registration statement. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0300. Copies of all or a portion of the registration statement may be obtained from the public reference room of the SEC upon payment of prescribed fees. Our SEC filings, including our registration statement, are also available to you, free of charge, on the SEC’s website at www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and will file periodic reports, proxy statements and will make available to our stockholders annual reports containing audited financial information for each year and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

GINKGO RESIDENTIAL TRUST INC.

Unaudited Pro Forma Condensed Consolidated Financial Statements

The unaudited pro forma condensed consolidated financial statements of Ginkgo Residential Trust Inc. (together with its consolidated subsidiaries, the “Company”) as of and for the year ended December 31, 2011, are derived from the combined financial statements of Ginkgo Predecessor, which consists of the properties and management operations being contributed by Babcock & Brown Residential LLC (“BBR”), and Ginkgo Residential Trust Inc., which includes the entity that is considered our accounting acquirer.

The unaudited pro forma condensed consolidated balance sheet as of December 31, 2011, gives effect to the Company’s initial public offering and the related formation transactions as if these events had occurred on December 31, 2011. The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2011, gives effect to the Company’s initial public offering and the related formation transactions as if these events had occurred on January 1, 2011.

The pro forma adjustments give effect to the following:

¡	The historical financial results of Gingko Predecessor;

¡	The completion of the initial public offering of the Company, formation transactions and the repayment of indebtedness and other use of proceeds from the offering;

¡

The contribution of Ginkgo Predecessor for shares of common stock in the Company, limited partnership units in Ginkgo Residential Operating Partnership LP (the “Operating Partnership”) and/or cash; and

¡	The incremental general and administrative expenses expected to be incurred in order to operate as a public company.

The Company’s pro forma condensed consolidated financial statements are presented for informational purposes only and should be read in conjunction with the historical financial statements and related notes thereto included elsewhere in this prospectus. The adjustments to the Company’s pro forma condensed consolidated financial statements are based on available information and assumptions that the Company considers reasonable. The Company’s pro forma condensed consolidated financial statements do not purport to (1) represent the Company’s financial position that would have actually occurred had this offering, the formation transactions or the financing transactions occurred on December 31, 2011, (2) present the results of the Company’s operations that would have actually occurred had this offering, the formation transactions or the financing transactions occurred on January 1, 2011, or (3) project the Company’s financial position or results of operations as of any future date or for any future period.

GINKGO RESIDENTIAL TRUST INC.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

As of December 31, 2011

(dollars in thousands)

	Ginkgo Residential Trust Inc.	Ginkgo Predecessor	Receipt of Net Proceeds from this Offering	Acquisition of Predecessor Interests	Other Pro Forma Adjustments		Company Pro Forma
			(A)	(B)
Assets:
Real estate properties:
Apartment properties	$—	$526,613
less accumulated depreciation	—	(86,087)

	—	440,526
Corporate equipment, net of depreciation	—	127
Cash and cash equivalents	1	10,024				(C)
Prepaid expenses and other assets	—	5,787
Deferred financing costs, net of amortization	—	328

Total assets	$1	$456,791	$	$	$		$

Liabilities and combined equity:
Deeds of trust and other notes payable	$—	$406,476				(C)
Accrued interest on notes payable	—	1,401				(C)
Accounts payable and accrued expenses	—	1,869
Amounts payable to affiliate	—	2,599
Deferred revenue and security deposits	—	1,794

Total liabilities	—	414,139
Subscriptions receivable	—	—
Stockholders’ equity (deficit)	1	—				(D)
Predecessor’s combined equity	—	42,551
Noncontrolling interest	—	101				(D)

Total equity	1	42,652

Total liabilities and combined equity	$1	$456,791	$	$	$		$

See accompanying notes to pro forma condensed consolidated financial statements.

GINKGO RESIDENTIAL TRUST INC.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

Year ended December 31, 2011

(dollars in thousands)

	Ginkgo Residential Trust Inc.	Ginkgo Predecessor	Acquisition of Predecessor Interests	Receipt and Use of Proceeds from this Offering	Pro Forma Adjustments		Company Pro Forma
Revenues:
Rental revenue	$—	$55,460	$	$	$		$
Fee revenue	—	4,725
Expense reimbursements	—	1,872
Interest and other income	—	9

Total revenues	—	62,067
Expenses:
Property operations	—	22,594
General and administrative	—	9,367				(DD)
						(EE)
Interest	—	22,879				(BB)
						(CC)
Depreciation and amortization	—	19,156				(AA)

Total expenses	—	73,996

Loss before provision for impairment and gain on casualty settlements	—	(11,929)
Provision for impairment	—	—
Gain on casualty settlements	—	104

Net (loss)	—	(11,825)
Net (loss) income attributed to noncontrolling interest	—	(1)				(FF)

Net loss attributed to the Company	$—	$(11,824)	$	$	$		$

See accompanying notes to pro forma condensed consolidated financial statements.

GINKGO RESIDENTIAL TRUST INC.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

As of December 31, 2011

(dollars in thousands)

Note 1. Basis of Presentation

Ginkgo Residential Trust Inc. (the “Company”) is a newly formed, self-administered and self-managed real estate investment trust focused on acquiring, renovating, repositioning and managing mid-market apartment communities in the southern United States. The Company was formed to continue the business of its predecessor. Concurrent with this offering, the Company will complete the formation transactions, pursuant to which it will acquire, through a contribution transaction, 24 apartment communities and management operations.

The Company was formed as a Maryland corporation on March 7, 2012 to continue and grow the multifamily business conducted by the predecessor business. Ginkgo Residential Operating Partnership LP (the “Operating Partnership”)) was formed as a Delaware limited partnership on March 12, 2012. The Company owns the general partnership interest in the Operating Partnership. Substantially all of the operations of the Company will be carried out through the Operating Partnership.

The Company has filed a Registration Statement on Form S-11 with the Securities and Exchange Commission with respect to an initial public offering of shares of common stock (not including shares included in the underwriter’s over-allotment option) or $          of equity at $         per share. At such time, the Company will own, directly or indirectly,     % of the operating partnership and will have control of the Operating Partnership, as determined under the consolidation rules of generally accepted accounting principles. Accordingly, the Company will consolidate the assets, liabilities and results of operations of the Operating Partnership.

Ginkgo Predecessor (the “Predecessor”) is engaged in the business of owning, renovating, repositioning and managing mid-market apartment communities in the southern United States. The Predecessor is not a legal entity, but represents a combination of certain real estate entities and management operations based on common ownership and control by BBR all of which were acquired in its acquisition of BNP Residential Properties, Inc. in February 2007. During all periods presented in the accompanying combined financial statements, the Predecessor has owned and has been responsible for the day-to-day operations of such combined entities. The Predecessor derives a substantial majority of its revenues from rents received from tenants in its apartment communities, and derives a lesser portion of its revenues from fees earned from managing the operations and capital projects of apartment communities for affiliates of BBR and unaffiliated third parties.

Management has determined that common control does not exist among the Company and Predecessor; accordingly, the formation transactions will be accounted for as a business combination under the purchase method of accounting in accordance with ASC 805, Business Combinations, and recorded at the estimated fair value of acquired assets and assumed liabilities. The fair value of tangible real estate assets acquired are determined on an “as-if-vacant” basis, and allocated to land, buildings and improvements based on relevant information obtained in connection with the acquisition of those interests. The estimated fair value of acquired in-place leases are the costs the Company would have incurred to lease the property to the occupancy level of the property at the date of acquisition. Other identifiable intangible assets related to the contribution of management operations are attributable to business relationship value. Goodwill is recorded based on the difference between the consideration paid and the fair value of the assets acquired and liabilities assumed. Goodwill related to the contribution of the management company is attributable to the acquisition of an in-place workforce. The fair value of the debt assumed in the formation transaction was determined using current market interest rates for comparable debt financings.

GINKGO RESIDENTIAL TRUST, INC.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements (Continued)

As of December 31, 2011

(dollars in thousands)

Note 2. Adjustments to Pro Forma Condensed Consolidated Balance Sheet

(A)	To reflect the sale of shares of common stock for $ per share in this offering:

Gross proceeds from offering
Less:
Underwriter’s discount and commissions
Other offering costs

Net proceeds from offering

(B)	Through a contribution transaction, the Company will acquire the assets and liabilities related to operation of 24 apartment communities and management operations from BBR.

The consideration in the contribution transaction is estimated as follows:

Common share issued
Cash
Assumption of liabilities
Historical cost basis adjustments

Total consideration

The acquisition is recorded at the estimated fair value of the consideration exchanged. The pro forma adjustments result from a preliminary allocation of the estimated purchase price, in accordance with ASC 805, Business Combinations. The following summarizes the pro forma adjustments based on the Company’s current estimates of the fair value of the assets to be acquired and the liabilities assumed. (Such adjustments could change as additional information becomes available, as estimates are refined or as additional events occur.)

	As included in Predecessor’s December 31, 2011 Balance Sheet	Pro Forma Adjustment	Allocation of Purchase Price based on Estimated Fair Values
Real estate properties, net	$440,526
Cash and equivalents	10,024
Other assets	6,241

Total assets	$456,791

Deeds of trust and other notes payable	$406,476
Accounts payable and other liabilities	7,663

Total liabilities	414,139
Stockholders’ equity	42,551
Noncontrolling interest	101

Total equity	42,652

Total liabilities and equity	$456,791

GINKGO RESIDENTIAL TRUST, INC.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements (Continued)

As of December 31, 2011

(dollars in thousands)

(C)	Reflects the repayment of deeds of trust totaling $ and accrued interest payable totaling $ related to two apartment communities.

(D)	Reflects the grant of shares of restricted common stock to be issued to executive officers, independent directors and certain employees upon consummation of this offering.

Note 3. Adjustments to Pro Forma Consolidated Statement of Operations

(AA)	Reflects the adjustments to revenue and expenses for apartment communities arising from purchase accounting.

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The $          adjustment to depreciation represents the additional depreciation expense as a result of purchase method accounting. Estimated depreciation amounts are based on management’s preliminary evaluation of the estimated useful lives of the real estate assets. For purposes of this estimate the amounts allocated to buildings are depreciated over          years, and amounts allocated to improvements are depreciated over          years. (Such adjustments could change as additional information becomes available, as estimates are refined or as additional events occur.)

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The $         adjustment to amortization represents amortization of the intangible for in-places leases recorded in the acquisition. The amounts allocated to lease intangibles are amortized over          to          months, consistent with the remaining life of the related leases. For purposes of this estimate the amounts allocated to intangible for in-place leases are amortized over 12 months. (Such adjustments could change as additional information becomes available, as estimates are refined or as additional events occur.)

(BB)	Reflects the reduction in interest expense related to two loans retired concurrent with the formation and contribution.

(CC)	Reflects the change in interest expense arising from purchase method accounting. Carrying value of debt for the Company is adjusted to its fair value at acquisition, resulting in a $ discount. The discount is amortized to interest expense over the lives of the underlying debt instruments.

(DD)	Reflects additional compensation expense resulting from vesting of the grant of restricted common stock to executive officers and certain employees.

(EE)	Reflects the estimated increase in general and administrative expenses as a result of becoming a public company, including but not limited to incremental salaries, board of directors’ fees and expenses, audit fees, legal and other expenses.

(FF)	Reflects the allocation of net income (loss) to the noncontrolling interest and stockholders’ equity.

Report of Independent Registered Public Accounting Firm

Shareholder

Ginkgo Residential Trust Inc.

We have audited the accompanying consolidated balance sheet of Ginkgo Residential Trust Inc. (a Maryland corporation) (the “Company”) as of March 13, 2012. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Ginkgo Residential Trust Inc. as of March 13, 2012 in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Charlotte, North Carolina

March 16, 2012

GINKGO RESIDENTIAL TRUST INC.

Consolidated Balance sheet

As of March 13, 2012

Assets
Cash	$1,000

Total assets	$1,000

Stockholders’ equity
Common stock—$0.01 par value; 100,000,000 shares authorized, 100 shares issued and outstanding	$1
Additional paid in capital	999

Total stockholders’ equity	$1,000

See accompanying notes to consolidated balance sheet.

GINKGO RESIDENTIAL TRUST INC.

Notes to Consolidated Balance Sheet

Note 1. Organization and Description of Business

Ginkgo Residential Trust Inc. (the “Company”) was incorporated in Maryland on March 7, 2012. The Company has not had any corporate activity since its formation. The Company is the majority owner and general partner of Ginkgo Residential Operating Partnership LP (the “Operating Partnership”), which was formed on March 12, 2012. The Company’s predecessor business is engaged in the business of owning, renovating, repositioning and managing mid-market apartment communities in the southern United States.

The Company intends to file a Registration Statement on Form S-11 with the Securities and Exchange Commission with respect to a proposed initial public offering (the “Offering”) of common stock. As discussed below, the Company intends to operate as a real estate investment trust (“REIT”). Concurrent with the Offering, which is expected to be completed in 2012, the Company, the Operating Partnership, together with Babcock & Brown Residential LLC (“BBR”) and other parties who hold direct or indirect interest in the management operations (collectively, the “Participants”), will engage in certain formation transactions (the “Formation Transactions”). The Participants will elect to take shares of common stock in the Company, limited partnership units in the Operating Partnership and/or cash pursuant to the Formation Transactions. The Formation Transactions are designed to (1) continue the operations of Ginkgo Predecessor, (2) enable the Company to raise the necessary capital to repay certain deeds of trust, and (3) provide a vehicle for future acquisitions.

The operations of the Company will be carried on primarily through the Operating Partnership. The Company is the majority owner and general partner of the Operating Partnership. It is the intent of the company to elect the status of and qualify as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended. Upon completion of the Formation Transactions and the Offering, the Company will be fully integrated, self-administered and self-managed.

Note 2. Significant Accounting Policies

Basis of presentation

The accompanying consolidated balance sheet has been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and represents the assets and liabilities and operating results of the Company and the Operating Partnership. All significant intercompany balances and transactions have been eliminated.

Income taxes

As a REIT, the Company will be permitted to deduct dividends paid to its stockholders, eliminating the federal taxation of income represented by such distributions at the Company level, provided certain requirements are met. REITs are subject to a number of organizational and operational requirements. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate tax rates.

Offering costs

In connection with the Offering, affiliates of the Company have or will incur legal, accounting and related costs, which will be reimbursed by the Company upon the consummation of the Offering. Such costs will be deducted from the gross proceeds of the Offering. As of March 13, 2012, affiliates of the Company had incurred costs in connection with the Offering of approximately $0.5 million.

Use of estimates

The Company is required to make estimates and assumptions that affect the amounts reported in the consolidated balance sheet and accompanying notes. Actual results could differ from those estimates.

GINKGO RESIDENTIAL TRUST INC.

Notes to Consolidated Balance Sheet (Continued)

Note 3. Preferred Stock

The Company has authorized 10,000,000 shares of preferred stock at $0.01 par value per share. There are currently no shares issued or outstanding.

Note 4. Subsequent Events

The Company has evaluated subsequent events through March 16, 2012, the date financial statements were available to be issued.

Report of Independent Registered Public Accounting Firm

Owners of Combined Predecessor Businesses

Ginkgo Predecessor

We have audited the accompanying combined balance sheets of Ginkgo Predecessor (as defined in Note 1) (the “Company”) as of December 31, 2011 and 2010, and the related combined statements of operations, changes in combined equity, and cash flows for each of the three years in the period ended December 31, 2011. Our audits of the basic combined financial statements included the financial statement schedule listed in the index appearing under Item 36 (a). These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Ginkgo Predecessor as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic combined financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ Grant Thornton LLP

Charlotte, North Carolina

March 16, 2012

GINKGO PREDECESSOR

Combined Balance Sheets

(dollars in thousands)

	December 31,
	2011	2010
Assets:
Real estate properties:
Apartment properties	$526,613	$523,921
less accumulated depreciation	(86,087)	(67,812)

	440,526	456,109
Corporate equipment, net of depreciation	127	124
Cash and cash equivalents	10,024	6,717
Apartment tenant receivables	250	233
Trade accounts receivable, net	238	724
Tax and insurance escrows held by lenders	2,960	2,534
Prepaid expenses and other assets	2,339	1,771
Deferred financing costs, net of amortization	328	406

Total assets	$456,791	$468,617

Liabilities and combined equity:
Deeds of trust and other notes payable	$406,476	$407,446
Accrued interest on notes payable	1,401	1,403
Accounts payable and accrued expenses	1,869	1,965
Amounts payable to affiliate	2,599	1,238
Deferred revenue and security deposits	1,794	1,766

Total liabilities	414,139	413,817
Commitments and contingencies (Note 10)
Predecessor’s combined equity	42,551	54,662
Noncontrolling interest	101	138

Total equity	42,652	54,800

Total liabilities and combined equity	$456,791	$468,617

See accompanying notes.

GINKGO PREDECESSOR

Combined Statements of Operations

(dollars in thousands)

	Year ended December 31,
	2011	2010	2009
Revenues:
Rental revenue	$55,460	$54,140	$54,167
Fee revenue	4,725	5,072	4,575
Expense reimbursements	1,872	2,108	2,455
Interest and other income	9	6	41

Total revenues	62,067	61,326	61,238
Expenses:
Property operations	22,594	22,308	20,945
General and administrative	9,367	8,976	8,715
Interest	22,879	22,932	22,978
Depreciation and amortization	19,156	18,857	18,458

Total expenses	73,996	73,073	71,096

Loss before provision for impairment and gain on casualty settlements	(11,929)	(11,748)	(9,858)
Provision for impairment	—	(1,925)	(3,475)
Gain on casualty settlements	104	—	—

Net (loss)	(11,825)	(13,673)	(13,333)
Net (loss) income attributed to noncontrolling interest	(1)	138	—

Net loss attributed to Ginkgo Predecessor	$(11,824)	$(13,811)	$(13,333)

See accompanying notes.

GINKGO PREDECESSOR

Combined Statements of Changes in Combined Equity

(dollars in thousands)

	Ginkgo Predecessor	Non- controlling Interest	Total Combined Equity
Combined equity, December 31, 2008	$85,870	$—	$85,870
Distributions—cash	(2,132)	—	(2,132)
Distributions—noncash	(54)	—	(54)
Net (loss) income	(13,333)	—	(13,333)

Combined equity, December 31, 2009	70,351	—	70,351
Contributions—cash	3,000	—	3,000
Distributions—cash	(1,555)	—	(1,555)
Distributions—noncash	(3,323)	—	(3,323)
Net (loss) income	(13,811)	138	(13,673)

Combined equity, December 31, 2010	54,662	138	54,800
Distributions—cash	(287)	(36)	(323)
Net (loss) income	(11,824)	(1)	(11,825)

Combined equity, December 31, 2011	$42,551	$101	$42,652

See accompanying notes.

GINKGO PREDECESSOR

Combined Statements of Cash Flows

(dollars in thousands)

	Year ended December 31,
	2011	2010	2009
Operating activities
Apartment income receipts, net	$55,482	$54,825	$54,077
Fee income and expense reimbursement receipts, net	7,040	6,069	6,264
Interest and other income receipts	9	7	41
Operating expense payments	(31,285)	(31,514)	(30,756)
Interest payments	(22,880)	(22,934)	(22,982)

Net cash provided by operating activities	8,367	6,453	6,644
Investing activities
Additions to apartment properties	(4,170)	(3,617)	(1,963)
Additions to corporate equipment	(58)	(112)	(13)
Insurance proceeds for casualty settlements	462	—	—
Net (funding of) release from lender reserves for replacements	(0)	(1)	40
Payments for corporate organization costs	—	(17)	—

Net cash used in investing activities	(3,767)	(3,746)	(1,936)
Financing activities
Principal payments on notes payable	(970)	(819)	(777)
Distributions to predecessor’s parent	(323)	(1,555)	(2,132)
Contributions from predecessor’s parent	—	3,000	—

Net cash (used in) provided by financing activities	(1,293)	626	(2,909)

Net increase in cash and cash equivalents	3,307	3,333	1,799
Cash and cash equivalents at beginning of year	6,717	3,384	1,584

Cash and cash equivalents at end of year	$10,024	$6,717	$3,384

Reconciliation of net loss to net cash provided by operating activities:
Net loss	$(11,825)	$(13,673)	$(13,333)
less gain on casualty settlements	(104)	—	—
add provision for impairment of real estate assets	—	1,925	3,475
add depreciation and amortization	19,156	18,857	18,458
Changes in operating assets and liabilities:
Prepaid expenses and other assets	113	(2,158)	(1,032)
Accounts payable and accrued expenses	998	1,309	(899)
Deferred revenue and security deposits	28	194	(26)

Net cash provided by operating activities	$8,367	$6,453	$6,644

See accompanying notes.

GINKGO PREDECESSOR

Notes to Combined Financial Statements

Years ended December 31, 2011, 2010 and 2009

(dollars in thousands)

Note 1. Organization and Ownership

Ginkgo Predecessor (the “Predecessor”) is engaged in the business of owning, renovating, repositioning and managing mid-market apartment communities in the southern United States. The Predecessor is not a legal entity, but represents a combination of certain real estate entities and management operations based on common ownership and control by Babcock & Brown Residential Holdings LLC (“BBR” or “Parent”). During all periods presented in the accompanying combined financial statements the Predecessor has owned and controlled and has been responsible for the day-to-day operations of such combined entities. The Predecessor derives a significant portion of its revenues from rents received from tenants in its apartment communities, and derives a lesser portion of its revenues from fees earned from managing the operations and capital projects of apartment communities for affiliates of BBR and unaffiliated third parties.

Ginkgo Residential Trust Inc. (the “Company”) was formed with the intent to qualify as a real estate investment trust (“REIT”) and to effect an initial public offering of the common stock of the Company. Concurrent with the consummation of the offering, the Company and a newly formed majority-owned limited partnership, Ginkgo Residential Operating Partnership LP (the “Operating Partnership”), together with BBR and other parties who hold direct or indirect interest in the management operations (collectively, the “Participants”), will engage in certain formation transactions (the “Formation Transactions”). The Participants will elect to take shares of common stock in the Company, limited partnership units in the Operating Partnership and/or cash pursuant to the Formation Transactions. The Formation Transactions are designed to (1) continue the operations of the Predecessor, (2) enable the Company to raise the necessary capital to repay certain deeds of trust notes, and (3) provide capital for future acquisitions.

Substantially all of the operations of the Company will be carried out through the Operating Partnership. The Company is the majority owner and general partner of the Operating Partnership. The Operating Partnership will receive a contribution of interests in the Predecessor in exchange for units of limited partnership interest in the Operating Partnership.

The Company, through its Operating Partnership, will be a self-administered and self-managed business engaged in the ownership, renovation, repositioning and management of mid-market apartment communities in the southern United States. The Company and the Operating Partnership have had no prior operations.

BBR has other ownership interests that will not be contributed to the Operating Partnership or the Company and, therefore, these financial statements are not intended to represent the financial position or results of operations of all of BBR’s investments.

The Predecessor consists of various limited liability companies that own the apartment communities as shown in the following chart, along with the management operations that manage corporate activities and these properties as well as certain other apartment properties. Except as expressly agreed, no member is liable for the debts, obligations or liabilities of the individual limited liability companies.

Property Name	Location	Number of apartment units
Abbington Place	Greensboro NC	360
Brookford Place	Winston-Salem NC	108
Chapel Hill	Carrboro NC	144
Chason Ridge	Fayetteville NC	252
Fairington	Charlotte NC	250
Hamptons at Southpark	Charlotte NC	232

GINKGO PREDECESSOR

Notes to Combined Financial Statements (Continued)

Years ended December 31, 2011, 2010 and 2009

(dollars in thousands)

Property Name	Location	Number of apartment units
Latitudes	Virginia Beach VA	448
Madison Hall	Clemmons NC	128
Mallard Creek 1	Charlotte NC	184
Mallard Creek 2	Charlotte NC	288
Marina Waterfront	Cornelius NC	290
Oak Hollow	Cary NC	462
Oakbrook	Charlotte NC	162
Paces Commons	Charlotte NC	336
Paces Watch	Mt. Pleasant SC	232
Pepperstone	Greensboro NC	108
Quail Hollow	Charlotte NC	90
Savannah Place	Winston-Salem NC	172
Southpoint	Durham NC	192
Timbers	Richmond VA	240
Waterford Place	Greensboro NC	240
Waverly Place	N. Charleston SC	240
Wind River	Morrisville NC	346
Woods Edge	Durham NC	264

		5,768

Note 2. Summary of Significant Accounting Policies

Basis of presentation

The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and represent the assets and liabilities and operating results of the Predecessor. All significant intercompany balances and transactions have been eliminated in these combined financial statements.

Accounting for the Variable Interest Entity

Under Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 810, “Consolidation,” when a reporting entity is the primary beneficiary of an entity that is a variable interest entity as defined in FASB ASC 810, the variable interest entity must be consolidated into the financial statements of the reporting entity.

Ginkgo Residential LLC (“the management company”) was organized in July 2010 and is an apartment management company providing asset management and property management services to owners of multifamily apartments in the southern United States. Prior to this date, the management company was known as BBR Management LLC (“BBR Management”) and was a wholly owned subsidiary of BBR. The management company has two members: Ginkgo Companies LLC (“Ginkgo Co.”) with a 51% interest and BBR with a 49% interest. BBR made a cash capital contribution of $3,000; the management company made no capital contribution. At the date of organization, the management company’s sole client relationship was with BBR, and all of the property management business of the management company was through BBR. BBR has a liquidation preference equal to the amount of its original capital contribution.

GINKGO PREDECESSOR

Notes to Combined Financial Statements (Continued)

Years ended December 31, 2011, 2010 and 2009

(dollars in thousands)

The Predecessor has determined that the management company is a variable interest entity of which BBR is the primary beneficiary, as BBR has both the power to direct the activities that most significantly impact the management company, and the obligation to absorb losses and the right to receive benefits from the management company that could be significant to the management company.

The aggregate assets, liabilities and equity of the management company as of December 31, 2011, were $3,675, $477 and $3,198, respectively. Net loss for the year ended December 31, 2011, was $(3), of which $(1) was attributable to the noncontrolling interest. The aggregate assets, liabilities and equity of the management company as of December 31, 2010, were $4,047, $776 and $3,271, respectively. Net income for the year ended December 31, 2010, was $271, of which $138 was attributed to the noncontrolling interest.

Real estate investments

Real estate investments are stated at the lower of cost, less accumulated depreciation, or fair value. For these properties, the Predecessor performed analyses of components of real estate assets acquired and assigned lives, based on age and condition at original acquisition, as follows: base building structure, 40-60 years; land improvements, 7-20 years; short-lived building components, 5-20 years; and fixtures, equipment and floor coverings, 5-10 years.

The Predecessor capitalizes non-recurring expenditures for additions and betterments to buildings and land improvements. In addition, the Predecessor generally capitalizes recurring capital expenditures for exterior painting, roofing, and other major maintenance projects that substantially extend the useful life of existing assets. For financial reporting purposes, the Predecessor depreciates these additions and replacements on a straight-line basis over estimated useful lives of 5-20 years. The Predecessor capitalizes all floor covering, appliance and HVAC replacements, and depreciates them using a straight-line, group method over estimated useful lives of 5-10 years. The Predecessor retires replaced assets with a charge to depreciation for any remaining carrying value. The Predecessor expenses ordinary repairs and maintenance costs at apartment communities.

The Predecessor evaluates its real estate assets when significant adverse changes in operations or economic conditions occur in order to assess whether any impairment indicators are present that affect the recovery of the recorded values. The Predecessor bases its review on an estimate of the future cash flows expected to result from the property’s use and eventual disposition. If the Predecessor’s evaluation indicates that it may be unable to recover the carrying value of the property, the Predecessor records an impairment loss to the extent that the carrying value exceeds the estimated fair value of the property.

Cash and cash equivalents

The Predecessor considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. Substantially all of the Predecessor’s cash was held in non-interest bearing transaction accounts, which are fully federally insured through December 31, 2012, pursuant to certain provisions of the Dodd-Frank Act. Prior to December 31, 2010, when this provision became effective, the majority of cash and cash equivalents were held at major commercial banks which at times exceeded the Federal Deposit Insurance Corporation limit. The Predecessor’s cash includes cash held by BBR in a common bank account. Upon the completion of the formation transactions, such cash will be transferred to the Company after settlement of intercompany balances.

GINKGO PREDECESSOR

Notes to Combined Financial Statements (Continued)

Years ended December 31, 2011, 2010 and 2009

(dollars in thousands)

Deferred costs and intangible assets

The Predecessor defers financing costs and amortizes them using the straight-line method, which approximates the effective interest method, over the terms of the related notes. If the Predecessor pays down or retires notes prior to their maturity, it writes off the related unamortized financing costs, reflected as a charge to operations. Accumulated amortization on these assets totaled $343 at December 31, 2011, and $266 at December 31, 2010.

In conjunction with the acquisition of an apartment community, the Predecessor estimates the fair value of at-market, in-place leases. The Predecessor records these amounts as intangible assets and amortizes them over the remaining lease terms with a charge to apartment rental income. In general, the average remaining life of in-place leases at acquisition dates ranged from five to nine months, and intangible assets represented approximately 0.3% of contract prices. The historical cost of these intangible assets was $2,500. There were no unamortized intangible assets relating to in-place leases at December 31, 2011 or 2010.

Fair values of financial instruments

The carrying amount reported on the balance sheet for cash and cash equivalents approximates fair value. The Predecessor did not have any financial instruments measured at fair value on a recurring basis at December 31, 2011 or 2010.

The Predecessor estimates the fair value of fixed-rate notes and variable-rate notes payable using discounted cash flow analysis, based on its current incremental borrowing rates for similar types of borrowing arrangements. The aggregate fair value of the Predecessor’s deeds of trust and other notes payable was approximately $405 at December 31, 2011.

Use of estimates

The Predecessor is required to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes in order to prepare them in accordance with GAAP. Actual results could differ from these significant estimates.

Revenue recognition, deferred revenue and security deposits

The Predecessor records rental and other revenue as it is earned, net of its provision for estimated uncollectible revenues. The Predecessor records rental payments received prior to the first of a given month as deferred revenue.

The Predecessor holds tenant security deposits in trust in bank accounts separate from operating cash; related trust account balances are included in the balance sheet in prepaid expenses and other assets. Security deposit trust account balances totaled $987 at December 31, 2011, and $999 at December 31, 2010.

During 2011 and 2010, the Predecessor received $126 and $690, respectively, in initial payments under contracts for provision of cable service at its apartment communities. The Predecessor recorded these receipts as deferred revenue, and recognizes this rental revenue over the 10-year contract terms.

Income taxes

No provision for income taxes is included in the accompanying combined financial statements. All of the apartment communities and management operations of the Predecessor are held in limited liability companies, of which each member is individually responsible for reporting its respective share of taxable income or loss in the member’s income tax returns.

GINKGO PREDECESSOR

Notes to Combined Financial Statements (Continued)

Years ended December 31, 2011, 2010 and 2009

(dollars in thousands)

Comprehensive income

Comprehensive income is defined as changes in owners’ equity exclusive of transactions with owners (such as capital contributions and dividends). The Predecessor did not have any comprehensive income items in the years ended December 31, 2011, 2010 or 2009, other than net income as reported.

Note 3. Real Estate Investments

Real estate investments consist of the following:

	December 31
	2011	2010
Land	$85,630	$85,630
Buildings (net of $5,400 reserve for impairment)	400,955	400,165
Land improvements and personal property	40,028	38,126

Total cost	526,613	523,921
Less accumulated depreciation	(86,087)	(67,812)

Net carrying value	$440,526	$456,109

The Predecessor recorded charges for impairment loss of $1,925 related to Oakbrook apartments in 2010 and $3,475 related to Fairington apartments in 2009. In each case, BBR had considered disposing of the property. As a result of the assumed shortened holding period, the Predecessor’s estimate of the future cash flows expected to result from the property’s use and eventual disposition indicated impairment, and the Predecessor recorded impairment losses to the extent that the carrying value of the respective properties exceeded their estimated fair value. (Subsequently the decision was made in each case to not dispose of the property.) In each case, the valuation technique applied was based on unobservable inputs (for which little or no market data exists, therefore requiring the Predecessor to develop its own assumptions), classified as Level 3 inputs for GAAP purposes.

GINKGO PREDECESSOR

Notes to Combined Financial Statements (Continued)

Years ended December 31, 2011, 2010 and 2009

(dollars in thousands)

Note 4. Notes Payable

Notes payable consist of the following:

Property	Amount at December 31, 2011	Amount at December 31, 2010	Stated interest rate	Effective interest rate	Maturity date	Amortization
Abbington Place	$23,700	$23,700	5.50%	5.57%	1/1/2016	30 years - begins February 2013
Brookford Place	7,080	7,080	6.16%	6.25%	3/11/2017	Interest only
Chapel Hill	9,640	9,640	5.66%	5.74%	3/11/2017	Interest only
Chason Ridge	14,720	14,958	5.21%	5.28%	6/11/2015	30 years - began July 2008
Fairington	17,173	17,280	FRB+187	1.90%	9/1/2015	30 years - began October 2011
Hamptons at Southpark	16,320	16,320	6.10%	6.18%	3/11/2017	Interest only
Latitudes	50,520	50,520	5.87%	5.95%	3/11/2017	Interest only
Madison Hall	8,280	8,280	6.13%	6.22%	3/11/2017	Interest only
Mallard Creek 1	6,762	6,871	5.21%	5.28%	6/11/2015	30 years - began July 2008
Mallard Creek 2	24,880	24,880	5.95%	6.03%	3/11/2017	Interest only
Marina Waterfront	29,760	29,760	5.59%	5.67%	3/11/2012	Interest only
Oak Hollow	26,520	26,520	6.07%	6.15%	3/11/2017	Interest only
Oakbrook	11,440	11,440	6.08%	6.16%	3/11/2017	Interest only
Paces Commons	25,400	25,400	5.69%	5.77%	3/11/2017	Interest only
Paces Watch	14,188	14,413	5.31%	5.38%	6/11/2015	30 years - began July 2008
Pepperstone	5,720	5,720	5.58%	5.66%	1/11/2016	30 years - began February 2012
Quail Hollow	5,320	5,320	6.74%	6.83%	3/11/2017	Interest only
Savannah Place	10,150	10,150	5.50%	5.57%	1/1/2016	30 years - begins February 2013
Southpoint	7,674	7,811	4.93%	5.00%	10/11/2014	30 years - began November 2007
Timbers	17,300	17,300	5.45%	5.53%	11/11/2015	Interest only
Waterford Place	20,293	20,293	5.58%	5.66%	1/11/2016	30 years - began February 2012
Waverly Place	9,646	9,800	5.31%	5.38%	6/11/2015	30 years - began June 2008
Wind River	30,040	30,040	5.72%	5.80%	3/11/2017	Interest only
Woods Edge	13,950	13,950	5.50%	5.57%	1/1/2016	30 years - begins February 2013

Total	$406,476	$407,446		5.62%	weighted average

The deed of trust notes are collateralized by real estate assets and are guaranteed by BBR. Payments are made monthly. The notes payable require monthly funding of estimated annual insurance and property tax escrows.

Scheduled maturities of deed of trust notes payable are as follows:

2012	$31,379
2013	2,291
2014	9,673
2015	77,137
2016	70,556
2017	215,440

$406,476

GINKGO PREDECESSOR

Notes to Combined Financial Statements (Continued)

Years ended December 31, 2011, 2010 and 2009

(dollars in thousands)

Note 5. Obligations Under Operating Lease for Corporate Office Space

The Predecessor currently leases 18,500 square feet of office space in downtown Charlotte, North Carolina, for its corporate and administrative offices. Rent expense totaled $514 in 2011, $512 in 2010 and $511 in 2009. The lease agreement provides for annual rental of approximately $500 and expires in June 2013. There are no other material rent expenses or obligations. Future minimum lease payments at December 31, 2011, total $526 in 2012 and $263 in 2013.

Note 6. Rental and Management Services Operations

Apartment properties

The Predecessor derives a significant portion of its revenues from rents received from tenants in its apartment communities. The Predecessor leases its residential apartments under operating leases with monthly payments due in advance. Terms of the apartment leases are generally one year or less, with none longer than two years.

Property operations expense includes all costs related to on-site staff, sales and promotion, and repairs and maintenance, as well as property taxes and insurance for the properties.

Casualty gains

During 2011, the Predecessor recorded net casualty gains totaling $104 related to fires at four of its apartment communities. The Predecessor received insurance proceeds totaling $462 in 2011, and it expects to receive additional insurance proceeds totaling $374 in early 2012. The Predecessor identified and wrote off $733 net carrying value of assets destroyed.

Management services

The Predecessor derives a portion of its revenues from fees it earns from managing the operations and capital projects of apartment communities for affiliates of BBR and unaffiliated third parties. Fee revenue consists of property management fees earned based on cash collections for managed apartment communities, ranging from 2.75% to 4.0% of such cash collections. Expense reimbursements revenue, for reimbursement of compensation costs for certain corporate office property management support staff, is earned based on contractual arrangements which vary broadly among the Predecessor’s various contracts with affiliates of BBR and unaffiliated third parties. A significant portion of these revenues are earned from services provided to affiliates of BBR that are not part of the Predecessor and will not be contributed to the Company.

General and administrative expenses include the costs of corporate office property management support staff and functions, including accounting, human resources, legal, operations support and information technology support provided to apartment properties. In addition, general and administrative expenses include the costs associated with corporate management, including executive officers, acquisition and corporate development staff and functions.

Note 7. Related Party Transactions

The Predecessor, through its management operations, charges property management fees and expense reimbursements to its affiliates on a monthly basis. Property management fees earned from affiliates totaled $3,967 in 2011, $3,762 in 2010 and $4,220 in 2009. Expense reimbursements charged to affiliates totaled $1,766 in 2011, $2,107 in 2010 and $2,455 in 2009. Amounts receivable from those affiliates totaled $46 at December 31, 2011, and $222 at December 31, 2010.

GINKGO PREDECESSOR

Notes to Combined Financial Statements (Continued)

Years ended December 31, 2011, 2010 and 2009

(dollars in thousands)

The Predecessor utilizes a common paymaster account, held by BBR, for trade accounts payable, payroll and other routine operating expenses of the apartment properties. Under this arrangement, the apartment properties generally settle outstanding balances for such payments with the paymaster from available cash on a monthly basis. Hence, amounts payable to affiliate reflect outstanding balances for reimbursement of payments made by the paymaster on behalf of the apartment properties.

In 2009, the Predecessor recorded noncash distributions to BBR totaling $54 related to transfer of assets to entities owned by BBR that are not included in the Predecessor. In 2010, the Predecessor recorded noncash distributions to BBR totaling $3,323, primarily in conjunction with the organization of Ginkgo Res, related to transfer from BBR Management to BBR of amounts receivable from apartment communities under management at that time.

Note 8. Profit Sharing Plan

The employees of the Predecessor are participants in a profit sharing plan pursuant to Section 401 of the Internal Revenue Code. The Predecessor makes limited matching contributions, at its discretion, based on the level of employee participation as defined in the plan. The Predecessor made no matching contributions in the years ended December 31, 2011, 2010 or 2009.

Note 9. Segment Reporting

The Predecessor defines business segments by their distinct customer base and service provided. The Predecessor has identified two reportable segments: apartment property operations and real estate management operations. Management evaluates each segment’s performance based on net operating income, which is defined as income before interest, depreciation, amortization, provision for impairment, gain on sale of real estate property or casualty settlements, and discontinued operations. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Intersegment revenues and expenses are reflected at the contractually stipulated amounts and eliminated in combination. The following table represents the Predecessor’s segment information:

	Year ended December 31,
	2011	2010	2009
Property operations:
Rental revenue	$55,460	$54,140	$54,167
Property operations expense	(22,594)	(22,308)	(20,945)
Intersegment expenses	(2,626)	(2,554)	(2,600)

Net operating income	$30,240	$29,278	$30,621

Total segment assets, end of period	$453,089	$464,756	$479,668

Management operations:
Fee revenue	$4,725	$5,072	$4,575
Expense reimbursements	1,872	2,108	2,455
Intersegment revenues	2,626	2,554	2,600
General and administrative expenses	(9,367)	(8,976)	(8,715)

Net operating (loss) income	$(143)	$757	$916

Total segment assets, end of period	$3,702	$3,861	$4,136

GINKGO PREDECESSOR

Notes to Combined Financial Statements (Continued)

Years ended December 31, 2011, 2010 and 2009

(dollars in thousands)

	Year ended December 31,
	2011	2010	2009
Reconciliations:
Total segment revenues	$64,683	$63,874	$63,797
Interest and other income	9	6	41
Elimination of intersegment revenues	(2,626)	(2,554)	(2,600)

Total revenues	$62,067	$61,326	$61,238

Segment net operating income	$30,097	$30,035	$31,537
Interest and other income	9	6	41
Interest expense	(22,879)	(22,932)	(22,978)
Depreciation and amortization expense	(19,156)	(18,857)	(18,458)
Provision for impairment	—	(1,925)	(3,475)
Gain on casualty settlement	104	—	—

Net (loss)	$(11,825)	$(13,673)	$(13,333)

Total segment assets, end of period	$456,791	$468,617	$483,804

Note 10. Commitments and Contingencies

The Predecessor is a party to a variety of legal proceedings arising in the ordinary course of its business. The Predecessor believes that such matters will not have a material effect on the financial position or results of operations of the Predecessor.

Note 11. Subsequent Events

Effective March 2012, property management services for 17 apartment properties in which BBR has ownership interests were terminated because the properties were placed in receivership. The Predecessor had no ownership interest in these properties. Management services for these 17 properties generated $847 of fee revenues and $726 of expense reimbursements in 2011.

The deed of trust note related to Marina Waterfront matured March 11, 2012. BBR is in active negotiation with the lender to extend the maturity of this loan.

The Predecessor has evaluated subsequent events through March 16, 2012, the date financial statements were available to be issued.

GINKGO PREDECESSOR

Schedule III—Real Estate and Accumulated Depreciation as of December 31, 2011

(dollars in thousands)

		Initial Costs			Carried at Close of Period(2)
Description	Encumbrances	Land	Buildings & Improvements	Capitalized Subsequent to Acquisition(1)	Land	Buildings & Improvements	Total	Accumulated Depreciation(1)	Date of Construction	Year Acquired(3)	Life (Years)
Apartment properties:
North Carolina:
Abbington Place, Greensboro	$23,700	$2,302	$23,599	$6,842	$3,790	$28,953	$32,743	$5,582	1997	1997	40
Brookford Place, Greensboro	7,080	465	5,158	2,104	770	6,957	7,727	1,252	1998	2002	60
Chapel Hill, Carrboro	9,640	1,289	8,101	893	1,600	8,683	10,283	1,365	1990	2006	50
Chason Ridge, Fayetteville	14,720	624	11,790	9,372	1,830	19,956	21,786	4,088	1994	1999	40
Fairington, Charlotte	17,173	4,257	14,322	2,039	11,925	8,693	20,618	2,158	1981	2004	40
Hamptons, Charlotte	16,320	3,562	13,946	5,975	6,105	17,378	23,483	3,136	1986	2005	40
Madison Hall, Clemmons	8,280	303	6,054	2,259	1,630	6,986	8,616	1,301	1997	1998	40
Mallard Creek 1, Charlotte	6,762	1,003	7,868	4,194	2,150	10,915	13,065	2,181	1988	1994	40
Mallard Creek 2, Charlotte	24,880	1,790	16,114	12,985	3,830	27,059	30,889	4,845	1997	2003	60
Marina Waterfront, Cornelius	29,760	4,144	15,062	14,048	6,590	26,664	33,254	5,097	1994	2002	60
Oak Hollow, Cary	26,520	3,394	21,294	6,562	3,440	27,810	31,250	5,516	1983	1998	40
Oakbrook, Charlotte	11,440	849	8,523	1,923	2,305	8,990	11,295	2,259	1985	1994	40
Paces Commons, Charlotte	25,400	1,430	12,871	13,695	2,995	25,001	27,996	5,317	1988	1993	40
Pepperstone, Greensboro	5,720	552	5,015	2,036	905	6,698	7,603	1,369	1992	1997	40
Quail Hollow, Charlotte	5,320	1,176	3,921	1,875	1,380	5,592	6,972	1,163	1981	2006	40
Savannah Place, Winston-Salem	10,150	790	10,033	3,362	1,760	12,425	14,185	2,367	1991	1997	40
Southpoint, Durham	7,674	1,610	8,621	4,950	2,000	13,181	15,181	2,508	1987	2004	43
Waterford Place, Greensboro	20,293	1,686	16,746	8,165	4,670	21,927	26,597	4,229	1997	1997	40
Wind River, Morrisville	30,040	3,170	21,923	10,601	4,285	31,409	35,694	5,543	2000	2004	60
Woods Edge, Durham	13,950	994	13,061	6,396	2,815	17,636	20,451	3,446	1985	1998	40
South Carolina:
Paces Watch, Charleston	14,188	2,848	17,622	4,242	3,285	21,427	24,712	3,740	1987	2005	55
Waverly Place, Charleston	9,646	1,800	11,305	5,144	2,330	15,919	18,249	3,290	1986	2005	45
Virginia:
Latitudes, Virginia Beach	50,520	3,360	18,607	35,173	9,940	47,200	57,140	10,600	1989	1994	38
Timbers, Richmond	17,300	2,212	20,232	4,380	3,300	23,524	26,824	3,735	1989	2005	50

Total apartment properties	$406,476	$45,610	$311,788	$169,215	$85,630	$440,983	$526,613	$86,087

(1)	Includes $131,730 step-up in cost basis and $62,807 reduction in accumulated depreciation recorded in purchase accounting adjustments at acquisition by BBR in 2007. Includes provision for impairment, $3,475 related to Fairington and $1,925 related to Oakbrook.

(2)	Aggregate cost basis at December 31, 2011, for federal income tax purposes was approximately $520,000.

(3)	Original date of Acquisition by BNP Residential Properties, Inc.

(4)	Reconciliation and roll forward of Real Estate and Accumulated Depreciation:

	2011	2010	2009
Real estate investments:
Balance at beginning of year	$523,921	$522,763	$524,437
Additions during year
Improvements, etc.	4,170	3,617	1,962
Deductions during year
Retirements	(1,478)	(534)	(161)
Asset impairments	—	(1,925)	(3,475)

Balance at close of year	$526,613	$523,921	$522,763

Accumulated depreciation:
Balance at beginning of year	$67,812	$49,593	$31,340
Provision for depreciation	19,020	18,753	18,361
Deductions during year
Retirements	(745)	(534)	(108)

Balance at close of year	$86,087	$67,812	$49,593

Until                     , 2012 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                Shares

Common Stock

PROSPECTUS

Baird

                    , 2012

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31. Other Expenses of Issuance and Distribution.

The following table shows the fees and expenses, other than underwriting discounts, to be paid by us in connection with the sale and distribution of the securities being registered hereby. All amounts except the SEC registration fee and the FINRA fee are estimated.

SEC registration fee		$28,650
FINRA filing fee		25,500
NYSE fee		*
Legal fees and expenses (including Blue Sky fees)		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Transfer agent fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

Item 32. Sales to Special Parties.

See response to Item 33 below.

Item 33. Recent Sales of Unregistered Securities.

On March 7, 2012, we issued 100 shares of common stock to Eric S. Rohm in exchange for $1,000 in cash as our initial capitalization. We will repurchase these shares at cost upon completion of this offering. Such issuance was exempt from the requirements of the Securities Act pursuant to Section 4(2) thereof.

In connection with the formation transactions,                 shares of common stock with an aggregate value of $         million, assuming a price per share at the midpoint of the price range set forth on the cover page of this prospectus that forms a part of this registration statement, will be issued to certain persons transferring interests in our historical predecessor companies to us in consideration of such transfer. All such persons had a substantive, pre-existing relationship with us. All of such persons are “accredited investors” as defined under Regulation D of the Securities Act. Each such person was a holder of an interest in our predecessor business, and we have dealt with such persons throughout the tenure of such person’s ownership of interests in our predecessor business. The issuance of such units was effected in reliance upon an exemption from registration provided by Section 4(2) under the Securities Act in which no general solicitation was undertaken. All such persons were provided with and had access to information about the issuer of these securities including business objectives and historical property and financial information.

Item 34. Indemnification of Directors and Officers.

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from:

¡	actual receipt of an improper benefit or profit in money, property or services; or

¡	active and deliberate dishonesty established by a final judgment and which is material to the cause of action.

Our charter contains such a provision that eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law. These limitations of liability do not apply to liabilities arising under the federal securities laws and do not generally affect the availability of equitable remedies such as injunctive relief or rescission.

Our charter also authorizes our company, to the maximum extent permitted by Maryland law, to obligate our company to indemnify any present or former director or officer or any individual who, while a director or officer of our company and at the request of our company, serves or has served another corporation, REIT, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding.

Our bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify any present or former director or officer or any individual who, while a director or officer of our company and at the request of our company, serves or has served another corporation, REIT, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity, from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. Our charter and bylaws also permit our company to indemnify and advance expenses to any individual who served a predecessor of our company in any of the capacities described above and any employee or agent of our company or a predecessor of our company.

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that:

¡	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

¡	the director or officer actually received an improper personal benefit in money, property or services; or

¡	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis of that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

¡	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

¡	a written undertaking by him or her on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

We entered into indemnification agreements with our directors and executive officers that obligate us to indemnify them to the maximum extent permitted by Maryland law.

The indemnification agreements provide that if a director or executive officer is a party or is threatened to be made a party to any proceeding by reason of such director’s or executive officer’s status as a director, officer or employee of our company, we must indemnify such director or executive officer for all expenses and liabilities actually and reasonably incurred by him or her, or on his or her behalf, unless it has been established that:

¡	the act or omission of the director or executive officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

¡	the director or executive officer actually received an improper personal benefit in money, property or other services; or

¡	with respect to any criminal action or proceeding, the director or executive officer had reasonable cause to believe his or her conduct was unlawful.

The indemnification agreements also provide that upon application of a director or executive officer of our company to a court of appropriate jurisdiction, the court may order indemnification of such director or executive officer if:

¡

the court determines the director or executive officer is entitled to indemnification under the applicable section of the MGCL, in which case the director or executive officer shall be entitled to recover from us the expenses of securing such indemnification; or

¡

the court determines that such director or executive officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director or executive officer has met the standards of conduct set forth in the applicable section of the MGCL or has been adjudged liable for receipt of an improper benefit under the applicable section of the MGCL; provided, however, that our indemnification obligations to such director or executive officer will be limited to the expenses actually and reasonably incurred by him or her, or on his or her behalf, in connection with any proceeding by or in the right of our company or in which the executive officer or director shall have been adjudged liable for receipt of an improper personal benefit under the applicable section of the MGCL.

Notwithstanding, and without limiting, any other provisions of the indemnification agreements, if a director or executive officer is a party or is threatened to be made a party to any proceeding by reason of such director’s or executive officer’s status as a director, executive officer or employee of our company, and such director or executive officer is successful, on the merits or otherwise, as to one or more but less than all claims, issues or matters in such proceeding, we must indemnify such director or executive officer for all expenses actually and reasonably incurred by him or her, or on his or her behalf, in connection with each successfully resolved claim, issue or matter, including any claim, issue or matter in such a proceeding that is terminated by dismissal, with or without prejudice.

In addition, the indemnification agreements require us to advance reasonable expenses incurred by the indemnitee within 20 days of the receipt by us of a statement from the indemnitee requesting the advance, provided the statement evidences the expenses and is accompanied by:

¡	a written affirmation of the indemnitee’s good faith belief that he or she has met the standard of conduct necessary for indemnification; and

¡

a written undertaking by or on behalf of the indemnitee to repay the portion of any expenses advanced to the indemnitee relating to claims, issues or matters in a proceeding if it is ultimately established that the standard of conduct was not met.

The indemnification agreements also provide for procedures for the determination of entitlement to indemnification, including requiring such determination be made by independent counsel after a change of control of us.

In addition to the maximum extent permitted by law, our 2012 Equity Incentive Plan provides the members of our board of directors with limited liability with respect to actions taken or decisions made in good faith relating to the plan and indemnification in connection with their activities under the plan.

Insofar as the foregoing provisions permit indemnification of directors, executive officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 35. Treatment of Proceeds From Stock Being Registered.

None of the proceeds will be credited to an account other than the appropriate capital share account.

Item 36. Financial Statements and Exhibits.

(a) Financial Statements. See page F-1 for an index to the financial statements included in this registration statement.

(b) Exhibit. The following is a complete list of exhibits filed as part of the registration statement, which are incorporated herein:

Exhibit Number	Description
1.1	Form of Underwriting Agreement*
3.1	Form of Articles of Amendment and Restatement of Ginkgo Residential Trust Inc.*
3.2	Form of Amended and Restated Bylaws of Ginkgo Residential Trust Inc.*
4.1	Form of Common Stock Certificate of Ginkgo Residential Trust Inc.*
5.1	Opinion of Hunton & Williams LLP relating to the legality of the securities being registered (including consent of such firm)*
8.1	Opinion of Hunton & Williams LLP regarding tax matters (including consent of such firm)*
10.1	Form of Amended and Restated Agreement of Limited Partnership of Ginkgo Residential Operating Partnership LP*
10.2	Ginkgo Residential Trust Inc. 2012 Equity Incentive Plan*
10.3	Form of Restricted Common Stock Award Agreement*
10.4	Form of LTIP Unit Agreement*
10.5	Form of Employment Agreement with Philip S. Payne*
10.6	Form of Employment Agreement with D. Scott Wilkerson*
10.7	Form of Employment Agreement with *
10.8	Form of Employment Agreement with Pamela B. Bruno*
10.9	Form of Employment Agreement with Eric S. Rohm*
10.10	Form of Indemnification Agreement between Ginkgo Residential Trust Inc. and its directors and officers*
10.11	Form of Registration Rights Agreement*
10.12	Form of Contribution Agreement, by and among Ginkgo Residential Trust Inc., Ginkgo Residential Operating Partnership LP, Babcock & Brown Residential Operating Partnership LP and BBR Mezzanine Holdings LLC*
10.13	Form of Contribution Agreement, by and among Ginkgo Residential Trust Inc., Ginkgo Residential Operating Partnership LP, Babcock & Brown Residential Holdings LLC and Ginkgo Companies LLC*
10.14	Right to First Refusal Agreement by BBR Mezzanine Holdings, LLC in favor of Ginkgo Residential Operating Partnership LP*
21.1	Subsidiaries of Ginkgo Residential Trust Inc.*
23.1	Consent of Grant Thornton LLP
23.2	Consent of Hunton & Williams LLP (included in Exhibits 5.1 and 8.1)*
23.3	Consent of Rosen Consulting Group
99.1	Consent of Independent Director Nominee*
99.2	Consent of Independent Director Nominee*
99.3	Consent of Independent Director Nominee*
99.4	Consent of Independent Director Nominee*
99.5	Consent of Independent Director Nominee*

*	To be filed by amendment

Item 37. Undertakings

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(i)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Charlotte, State of North Carolina, on the 16th day of March, 2012.

Ginkgo Residential Trust Inc.

By:	/s/ Philip S. Payne
Name:	Philip S. Payne
Title:	Chairman, Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Philip S. Payne Philip S. Payne	Chairman, Chief Executive Officer and President (principal executive officer)	March 16, 2012

/s/ Pamela B. Bruno Pamela B. Bruno	Chief Accounting Officer and Treasurer (principal financial and accounting officer)	March 16, 2012

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Underwriting Agreement*
3.1	Form of Articles of Amendment and Restatement of Ginkgo Residential Trust Inc.*
3.2	Form of Amended and Restated Bylaws of Ginkgo Residential Trust Inc.*
4.1	Form of Common Stock Certificate of Ginkgo Residential Trust Inc.*
5.1	Opinion of Hunton & Williams LLP relating to the legality of the securities being registered (including consent of such firm)*
8.1	Opinion of Hunton & Williams LLP regarding tax matters (including consent of such firm)*
10.1	Form of Amended and Restated Agreement of Limited Partnership of Ginkgo Residential Operating Partnership LP*
10.2	Ginkgo Residential Trust Inc. 2012 Equity Incentive Plan*
10.3	Form of Restricted Common Stock Award Agreement*
10.4	Form of LTIP Unit Agreement*
10.5	Form of Employment Agreement with Philip S. Payne*
10.6	Form of Employment Agreement with D. Scott Wilkerson*
10.7	Form of Employment Agreement with
10.8	Form of Employment Agreement with Pamela B. Bruno*
10.9	Form of Employment Agreement with Eric S. Rohm*
10.10	Form of Indemnification Agreement between Ginkgo Residential Trust Inc. and its directors and officers*
10.11	Form of Registration Rights Agreement*
10.12	Form of Contribution Agreement, by and among Ginkgo Residential Trust Inc., Ginkgo Residential Operating Partnership LP, Babcock & Brown Residential Operating Partnership LP and BBR Mezzanine Holdings, LLC
10.13	Form of Contribution Agreement, by and among Ginkgo Residential Trust Inc., Ginkgo Residential Operating Partnership LP, Babcock & Brown Residential Holdings LLC and Ginkgo Companies LLC*
10.14	Right of First Refusal Agreement by BBR Mezzanine Holdings, LLC in favor of Ginkgo Residential Operating Partnership LP*
21.1	Subsidiaries of Ginkgo Residential Trust Inc.*
23.1	Consent of Grant Thornton LLP
23.2	Consent of Hunton & Williams LLP (included in Exhibits 5.1 and 8.1)*
23.3	Consent of Rosen Consulting Group
99.1	Consent of Independent Director Nominee*
99.2	Consent of Independent Director Nominee*
99.3	Consent of Independent Director Nominee*
99.4	Consent of Independent Director Nominee*
99.5	Consent of Independent Director Nominee*

*	To be filed by amendment.